04046251

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Liberty Group Limited

*CURRENT ADDRESS Liberty Center
Ameshoff Street
Braamfontein, Johannesburg 2001
South Africa

**FORMER NAME

PROCESSED

**NEW ADDRESS

NOV 24 2004

THOMSON FINANCIAL

FILE NO. 82- 3924 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: EBS

DATE: 11/23/04

LIBERTY

annual report 2003

12-31-03
AR/S



contact information

Company secretary Vincent Barnard
Tel: (011) 408 4014 email vincent.barnard@liberty.co.za

Chief financial officer Deon de Klerk
Tel: (011) 408 2572 email deon.deklerk@liberty.co.za

Investor relations Heather Ferreira
Tel: (011) 408 3483 email heather.ferreira@liberty.co.za

Statutory actuary Andrew Lonmon-Davis
Tel: (011) 408 3415 email andrew.lonmondavis@liberty.co.za

Customer call centre Tel: 0860 456 789

Head office and registered address
Liberty Centre, 1 Ameshoff Street, Braamfontein, Johannesburg, 2001
Postal Address: PO Box 10499, Johannesburg, 2000
Tel: (011) 408 3911

Sponsored ADR depository bank
The Bank of New York, 101 Barclay Street, New York NY 10286
United States of America
Tel: (212) 815 2154

Transfer secretaries
Computershare Investor Services Limited (Reg No. 1958/003546/06)
70 Marshall Street, Johannesburg, 2000
Tel: (011) 370 5000

Auditors: Liberty Group Limited and Liberty Holdings Limited
PricewaterhouseCoopers Inc., 2 Eglin Road, Sunninghill, 2157
Postal Address: Private Bag X36, Sunninghill, 2157
Tel: (011) 797 4000

Website www.liberty.co.za



contents

Liberty Group Limited

performance of business units and subsidiaries

financial section

Liberty Holdings Limited

corporate governance and sustainability report

key features

Indexed new business premiums up 4,8%

New business margin maintained at 20%

Market share of new business increased during 2003

Net cash inflow from insurance operations of R4,5 billion

Headline earnings per share down 11,5%

Capital adequacy cover of 2,6

Embedded value per share of R57,58 up 4,2%

Total dividend for the year maintained at 278 cents

see inside flap for contents

key features

New business



(Rm)
12000
10000
8000
6000
4000
2000
0
1 319,3
4 591,7
5 911,0
1 559,7
6 314,6
7 874,3
1 870,2
7 755,6
9 625,8
2 179,7
7 639,4
9 819,1
2 782,4
8 518,2
11 300,6
2 934,6
8 732,4
11 667,0
1998
1999
2000
2001
2002
2003
Recurring premiums
Single premiums
Total new business premium income

New business increased by 14,6% over 5 years (compounded annually). On an indexed basis (the sum of new recurring premiums plus 10% of new single premiums for the year), new business premiums reflect a 16,4% increase over 5 years (compounded annually). Recurring new business premiums increased by 17,3% and single new business premiums increased by 13,7% on the same basis.

Value of new business written



(Rm)
(%)
800
700
600
500
400
300
200
100
0
40
35
30
25
20
15
10
248
366
391
455
605
609
1998
1999
2000
2001
2002
2003
New business margin (%)
Value of new business written (Rm)

The value of new business written increased by 19,7% over 5 years (compounded annually) while the new business margin increased from 15,9% in 1998 to 19,9% in 2003.

Value created for shareholders - share price plus components previously unbundled



(rands)
15 000
12 000
9 000
6 000
3 000
0
1998
1999
2000
2001
2002
2003
Liberty International
Stanbank
Cash
Liberty Group Limited

A shareholder that held 100 Liberty shares from 1998 to 2003 would have received 46,62439 Liberty International shares, 117,278071 Stanbank shares and R10,50 in cash as a result of distributions in 1999 and a capital reduction in 2001. Collectively this 'package' has increased in value from R8 100,00 at the end of 1998 to R14 949,53 at the end of 2003, an increase of 85% over the last 5 years.

Life Offices' Association of South Africa (LOA) market share statistics


(%)
20
15
10
5
0
15,7
17,7
18,3
18,9
11,5
13,9
16,5
18,8
Recurring individual
Single individual
Year ended 31 December 2000
Year ended 31 December 2001
Year ended 31 December 2002
Nine months ended 30 September 2003

Consistent market share gains have been made by Liberty Group Limited.

Net cash inflow from insurance operations


(Rm)
5 000
4 000
3 000
2 000
1 000
0
-1 000
-633,2
1 621,9
3 378,5
2 930,6
4 501,3
4 497,0
1998
1999
2000
2001
2002
2003

Net cash flows from insurance operations increased by 248,0% over 5 years (compounded annually). This increase resulted from net premium income increasing by 14,1% over 5 years while total claims and policyholders' benefits increased by 6,3%.

Income statement features	**2003**	2002	% change
Headline earnings per share (cents)	**346,4**	391,5	(11,5)
Net premium income (Rm)	**18 121,8**	16 415,1	10,4
Dividends per ordinary share (cents)	**278,0**	278,0	
Indexed new business (Rm)	**3 807,8**	3 634,2	4,8
Operating profit from insurance operations (Rm)	**719,5**	889,1	(19,1)
Net cash inflow from insurance operations (Rm)	**4 497,0**	4 501,3	(0,1)
Value of new business written (Rm)	**609,0**	605,0	0,7
New business margin (%)	**19,9**	20,3	(0,4)
Total return on equity (%)	**14,3**	13,9	0,4

Embedded value


(Rm)
20000
15000
10000
5000
0
9 951
11 198
11 941
14 767
15 127
15 817
1998
1999
2000
2001
2002
2003

Embedded value increased by 9,7% over 5 years (compounded annually). Over the same period, shareholders' funds increased by 8,9% while the value of in-force business increased by 7,1%.

Policyholder liabilities and total assets


(Rm)
100 000
80 000
60 000
40 000
20 000
0
43 817,9
52 455,3
56 183,6
69 273,6
62 137,6
75 966,0
75 918,4
89 401,4
73 595,6
86 260,1
83 839,6
96 557,9
1998
1999
2000
2001
2002
2003
Policyholder liabilities
Total assets

Total assets increased by 13,0% over 5 years (compounded annually) while policyholder liabilities increased by 13,9% on the same basis.

Balance sheet features	**2003**	2002	% change
Shareholders' funds (Rm)	**8 782,2**	8 588,1	2,3
Policyholder liabilities (Rm)	**83 839,6**	73 595,6	13,9
Total assets (Rm)	**96 557,9**	86 260,1	11,9
Capital adequacy requirement (Times covered)	**2,6**	3,0	
Embedded value (Rm)	**15 816,9**	15 126,6	4,6
Embedded value per share (R)	**57,58**	55,28	4,2
Return on embedded value (%)	**9,3**	7,9	1,4

review of the past six years

	Compound annual growth % [1]
Balance sheet - extracts	
Shareholders' funds	8,9
Policyholder Liabilities	13,9
Liabilities under insurance contracts	
Liabilities under investment contracts	
Contingency and other reserves	
Total assets	13,0
Capital adequacy cover (multiple of capital adequacy requirements)	(4,7)
Income statement - extracts	
Headline earnings per share (cents)	(11,5)
Headline earnings per share on continuing operations (cents)	
Operating profit from insurance operations per share (cents)	
Revenue earnings per share attributable to shareholders' funds (cents)	
Management expense ratio (life insurance operations) (%) [5]	(1,0)
Total earnings per share (cents)	(7,7)
Total earnings per share on continuing operations (cents)	
Net cash flows from insurance operations	
Recurring premium income and inflows from investment contracts	11,8
Individual	10,8
Group	15,3
Single premium income and inflows from investment contracts	16,4
Individual	14,9
Group	21,3
Net premium income and inflows from investment contracts	14,1
Total claims, policyholders' benefits and payments under investment contracts	6,3
Individual	11,3
Group	(4,0)
Net cash inflow/(outflow)	248,0
Embedded value	
Embedded value	
Value of life business in force	
Shareholders' funds	
Fair value adjustment - financial services subsidiaries	
Embedded value per share (rands)	
Value of new business written	
Embedded value profits	

[1] *Calculated from 1998 to 2003*
[2] *After capital reduction announced in 2000*
[3] *Restated for Liberty International and Stanbank components unbundled in 1999*
[4] *Restated for change in tax dispensation*
[5] *Management expenses as a percentage of net premium income*

2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm	1998 Rm
8 782,2	8 588,1	8 345,8 [2]	9 615,6	9 552,8 [3]	5 735,3 [3]
83 839,6	73 595,6	75 561,8	62 137,6	56 183,6	43 817,9
56 296,0	73 595,6	75 561,8	62 137,6	56 183,6	41 014,0
27 543,6					
					2 803,9
96 557,9	86 260,1	89 401,4 [2]	75 966,0	69 273,6 [3]	52 455,3 [3]
2,6	3,0	3,5 [2]	5,7	7,7	3,3
346,4	391,5	568,4	557,8	608,5	636,7
346,4	391,5	551,0	485,2		
227,9	295,7	469,3	410,7		
118,5	95,8	81,7	74,5		
8,4	7,9	8,5	7,4	8,0	8,0
424,0	402,5	829,6	266,7	954,3	634,6
424,0	402,5	893,1	213,4		
8 725,3	7 855,9	6 480,7	5 777,3	5 214,0	4 994,6
6 618,2	5 999,7	5 019,0	4 370,9	4 074,2	3 962,0
2 107,1	1 856,2	1 461,7	1 406,4	1 139,8	1 032,6
9 396,5	8 559,2	7 641,5	7 790,0	6 225,6	4 392,6
6 938,1	7 376,7	6 416,8	5 622,8	4 521,8	3 457,1
2 458,4	1 182,5	1 224,7	2 167,2	1 703,8	935,5
18 121,8	16 415,1	14 122,2	13 567,3	11 439,6	9 387,2
(13 624,8)	(11 913,8)	(11 191,6)	(10 188,8)	(9 817,7)	(10 020,4)
(10 435,8)	(9 665,6)	(8 737,2)	(7 409,4)	(7 003,9)	(6 118,2)
(3 189,0)	(2 248,2)	(2 454,4)	(2 779,4)	(2 813,8)	(3 902,2)
4 497,0	4 501,3	2 930,6	3 378,5	1 621,9	(633,2)
15 817	15 127	14 767 [2]	11 941 [2]	14 274	12 852
6 686	5 837	5 235	4 832	4 765	4 735
8 782	8 588	8 346	6 123		
541	838	1 310	996		
R57,58	R55,28	R54,21 [2]	R43,95 [2]	R52,83	R47,99
609	605	455	391	366 [4]	248
1 412	1 166	3 147	1 606		

	Compound annual growth % [1]
New business	
New business - recurring premiums and inflows under investment contracts	17,3
Individual	19,1
Group	9,5
New business - single premiums and inflows under investment contracts	13,7
Individual	13,2
Group	15,5
New business	14,6
New business index [2]	16,4
Profitability ratios	
Total return on equity on continuing operations (%)	
Headline return on equity on continuing operations (%)	
Return on embedded value (%)	
New business margin (%)	
Share statistics and ratios	
Liberty closing share price as at 31 December [4]	
Liberty share price high for the year [4]	
Liberty share price low for the year [4]	
Total number of shares in issue at 31 December (millions)	
Weighted average number of shares in issue (millions)	
Dividends paid per ordinary share (cash equivalent) (cents) [6]	
Market capitalisation	
Volume of shares traded (thousands)	
Volume traded to weighted average number of shares in issue (%)	
JSE All Share Index	
JSE Financial Services Index	
JSE Insurance Index	
Staff statistics	
Total group staff	
Liberty group staff [7]	
Broker consultants and managers	
Total Liberty group staff	
Field staff	
Offshore operations	
Exchange rates	
R/£ exchange rate at 31 December	
Average R/£ exchange rate for the year	
R/$ exchange rate at 31 December	
Average R/$ exchange rate for the year	

[1] *Calculated from 1998 to 2003*
[2] *Recurring premiums plus 10% of single premiums*
[3] *After capital reduction announced in 2000*
[4] *Restated for Liberty International and Stanbank components unbundled in 1999*
[5] *The STANLIB joint venture and Liberty Healthcare outsourcing of administration resulted in a reduction in headcount of 400 and 190 respectively*
[6] *Represents final dividend of the previous year plus interim dividend of the current year as acccounted for in the financial statements*
[7] *244 staff members joined Liberty on 1 October 2003 as a result of the Investec Employee Benefits acquisition*

2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm	1998 Rm
2 934,6	2 782,4	2 179,7	1 870,2	1 559,7	1 319,3
2 503,5	2 356,6	1 834,1	1 578,3	1 322,9	1 045,8
431,1	425,8	345,6	291,9	236,8	273,5
8 732,4	8 518,2	7 639,4	7 755,6	6 314,6	4 591,7
6 807,9	7 335,7	6 414,9	5 589,1	4 691,0	3 656,3
1 924,5	1 182,5	1 224,5	2 166,5	1 623,6	935,4
11 667,0	11 300,6	9 819,1	9 625,8	7 874,3	5 911,0
3 807,8	3 634,2	2 943,6	2 645,8	2 191,2	1 778,5
14,3	13,9	40,4	10,0 [3]		
11,7	13,5	24,9	22,7 [3]		
9,3	7,9	26,4	11,3	18,1	
19,9	20,3	18,5	17,6	18,2	15,9
R54,00	R54,65	R55,20 [3]	R57,74	R61,92 [4]	R30,78
R57,00	R67,90	R61,00	R85,00	R71,50	
R45,00	R50,20	R43,25	R48,00	R39,14	
274,7	273,6	272,4	271,7	270,2	267,8
274,0	273,0	272,0	270,9	269,3	266,5
278,0	312,0	278,0	273,0	402,0	419,0
14 833,8	14 952,2	15 036,5 [3]	15 688,0	16 730,8 [4]	8 242,9
104 600,0	82 565,0	85 777,0	77 485,0	153 646,0	77 284,0
38,2	30,2	31,5	28,6	57,1	29,0
10 387,2	9 277,2	10 456,5	8 164,3	8 357,2	5 015,7
9 244,8	8 245,8	9 283,4	9 853,0	10 015,0	8 073,6
10 436,4	9 151,0	10 107,0	10 172,0	9 714,8	5 643,5
5 697	5 549	6 293	5 816	5 189	4 655
3 399	3 282 [5]	3 764	3 625	3 435	3 266
435	447	362	329	289	254
3 834	3 729	4 126	3 954	3 724	3 520
1 790	1 767	2 115	1 807	1 465	1 135
73	53	52	55		
11,93	13,85	17,58	11,34	9,93	9,76
12,32	15,72	12,63	10,53	9,82	9,23
6,63	8,60	12,14	7,60	6,15	5,88
7,51	10,49	8,81	6,86	6,05	5,52

group structure at 31 december 2003

LIBERTY

Business/Support Units

Subsidiaries

Joint Ventures

Support Units

Group Information Management

Chief Information Officer: Lee Izikowitz

Divisional Directors: Ian Cleminson, Hamid Essop, Derek Gowans and Graham Hunter

Group Corporate Communications

Head of Corporate Communications: Heather Ferreira

Life Assurance

Charter Life 100%

Charter offers retail assurance and investment policies specialising in bancassurance products

Managing Director: Alan Woolfson to 31 January 2004
Bobby Malabie from 1 February 2004

Executive Director: Johnny Bagg

Divisional Directors: Joe van Niekerk, John Hyde, Sid Kaplan and Frank Schutte

Asset Management

Liberty Ermitage Jersey 100%

Liberty Ermitage is a Jersey-based fund management company that specialises in alternative investments

Chief Executive: Ron Mitchell

Executives: Ian Cadby (Chief Investment Officer), Mark Hucker (Chief Operating Officer) and Andrew Whelan

Brand Development

Executive: Peter Laburn

Group Finance

Chief Financial Officer: Deon de Klerk

Divisional Director: Jaco Venter

Group Secretary: Vincent Barnard

Group Human Resources

Executive: Craig Lawrence

Divisional Directors: Alistair Souter and Khosi Matshitse

Group Legal Services

Executive: Leanne Dewey

Group Actuarial

Statutory Actuary: Andrew Lonmon-Davis

Divisional Director: Paul Lancaster

Consultancy

Liberty Consultancy undertakes and co-ordinates the sales and product delivery on behalf of the group

Managing Director: Mike Garbutt

Divisional Directors: Johan Coetzer, Andrew Jacobs, Otto Pretorius, Francis Raffner and James Skuse

Group Risk Management

Group Risk Management Executive: Mark Alexander

Chief Internal Audit Executive: Peter Collison

Liberty Personal Benefits (LPB)

LPB markets a diverse range of investment, retirement, health and risk products and services to individuals

Managing Director: Martin Smale

Divisional Directors: Allan Bulmer, Kimi Makwetu, Peter Thompson, Nobert Mureriwa, Ken Manley, Stephen Maasch and Stuart Wenman

Liberty Corporate Benefits (LCB)

LCB markets flexible, comprehensive and packaged solutions for the retirement funding and insured benefits needs of staff of mainly small to medium sized companies

Managing Director: Ian Maron

Divisional Directors: Annette Dye, Tony Kamionsky, Patrick Mayne, Alan McCulloch, Richard van Dijk, Linda Schroeder and Tebogo Mosupi

STANLIB 37,4%

STANLIB serves local and other African markets offering a varied product mix of both local and international investments that include all classes of assets

Chairman: Saki Macozoma

Chief Executive Officer: Bruce Hemphill

Executives: Alan Miller, Ian van Schoor and André du Plessis

Liberty Group Properties 100%

Liberty Properties leases, manages and administers prime retail, office and industrial properties countrywide.

Managing Director: Jim McLean

Executive Directors: Eric Bernstein, Roger Corlett, John Dacombe, and Melville Urdang



Derek Cooper



Myles Ruck

There have been initial signs of improving investor confidence and should this continue, we expect increased new business volumes in the months to come. Should growth in financial markets continue during 2004 at the same level as 2003, headline earnings for 2004 are expected to reflect a real increase.

To our shareholders

Industry perception

The life assurance and investment industry experienced a difficult year in 2003 and Liberty was no exception. In the first half of the year investors were exposed to an environment characterised by declining equity markets and a continued strengthening of the rand. Investors became increasingly risk averse and the flow of investments away from equities into money market funds increased steadily throughout the year. Additional pressures on the industry as a whole will be brought to bear as it learns to deal with providing acceptable returns to policyholders in a low interest/low inflation rate environment and the inevitable pressure this will place on product margins.

Performance highlights

Against this background we believe your company and its subsidiaries finished the year with a credible overall performance. Indexed new business grew 5% year on year, from R3,6 billion to R3,8 billion. Market share in new single premium business (including Charter Life) increased from 20,2% to 22,4% which helped restrict the decline in absolute value in this business given that the market was down as a whole. The value of new business was up marginally from R604 to R608 million and margins remained constant at around 20%. Net cash flows from insurance operations were positive at R4,5 billion - much the same as the previous year - which was very encouraging. Post AC 133 headline earnings per share were down 11%, embedded value per share grew to R57,58 per share from R55,28 the previous year and the company remained strongly capitalised with a capital adequacy requirement (CAR) cover of 2,6. As a result of this strong relative performance, your board maintained the dividend at the same level as 2002 - 278 cents.

Focus areas

When we presented our interim results to analysts in August 2003, we indicated that we had identified five focus areas:

- Improve service levels
- Emphasis on cost reduction
- Focus on domestic operations / Africa and other local market segments
- Renewed emphasis on people
- Address the excess capital situation

Customer service

Liberty is committed to a sustained improvement in how it serves its customers, be they internal staff dealing with other divisions, policyholders or intermediaries. We have appointed Alan Woolfson – formerly Managing Director of subsidiary Charter Life as Managing Director: Group Customer Service, and he has also assumed, for the time being, the new role of internal Ombudsman. Over the medium term he will concentrate on identifying the underlying causes impacting on our service quality to customers and initiate processes to improve them.

Cost reduction

In terms of cost reduction, we achieved cost savings of approximately R75 million during the second half of 2003, which was a significant contributing factor to limiting our earnings decrease to 11,0%. Headcount reduced by a net 135 for the year, while a general staff incentive scheme was introduced (and paid) based on achievement of certain cost reduction targets. No real cost growth has been budgeted for 2004.

Domestic, Africa and other local market segments

We have made a conscious decision to terminate all offshore expansion initiatives and concentrate our efforts on improving our business in South Africa. In addition, we will seek to expand the successful South African bancassurance model in other countries in Africa where it makes sense to leverage off Standard Bank's retail presence. We will also pursue, incrementally, the possibility of expanding Charter Life's presence in market segments where we have traditionally chosen not to operate - with appropriate distribution, marketing and administrative support.

People

Liberty is fortunate to have a depth of experience that has enabled it to replace senior people who left us in 2003 from within – and it is encouraging to see these replacements welcoming the opportunity and challenges they have been given. We continue to seek to recruit outstanding people, both white and black to help Liberty retain its position as a leading South African Life assurer, and at the same time, we will ensure that we manage performance in a way that rewards only those who make a meaningful contribution to its success.

Capital

We have been operating with a CAR ratio well in excess of 2 for some time now. Whilst we are mindful of our excess capital, we will only consider how best to deal with this once we have established what the requirements and constraints are in complying with the 10% direct ownership clause of the financial sector charter. In the interim, we have formed a capital committee to concentrate on better maximising the mix and returns on Liberty's capital.

We have added two further focus areas – repositioning the Liberty brand and heightened attention to product development which are particularly important given the downward pressure on margins created by the low interest/low inflation rate environment we currently find ourselves in.

Financial Sector Charter

The Charter calls for all companies in South Africa's key financial sector to adopt a comprehensive approach to promoting Black Economic Empowerment (BEE) in and through the industry. Unless all South Africans are able to fully participate in the economy, we cannot achieve our full national economic potential.

Liberty has already achieved good progress in many of the areas required by the Charter, but there is still much to be done on the road to transformation. Liberty is fully committed to the Charter – although the short-term goals will undoubtedly be challenging, it makes good long-term business sense for Liberty, the financial sector, and the nation as a whole. The Financial Sector Charter is a significant step on an exciting journey to a better and more prosperous future for all South Africans.

STANLIB

Stanlib completed their second year since the merger of the asset management businesses of Liberty and Standard Bank. The merger itself, of necessity, diverted a lot of management attention from the day to day running of this business. This did not prevent net assets under management growing from R149 billion to R178 billion. Of this increase, R12 billion was attributable to net new cash inflows. Towards the end of last year, the appointment of Bruce Hemphill as CEO of Stanlib was announced. The business is once again focused on delivering returns for policy and unit trust holders.

Prospects

There have been initial signs of improving investor confidence and should this continue, we expect increased new business volumes in the months to come. Should growth in financial markets continue during 2004 at the same level as 2003, headline earnings for 2004 are expected to reflect a real increase.

Appreciation

During 2003, there were several changes at board level. Roy Andersen retired in March as Group Chief Executive Officer. We would like to thank him for the significant contribution he has made to the Liberty Group. In addition to Roy, Messrs. David Nohr and Mike Jackson retired as executive directors of the group and our thanks go to them too for their contribution over many years. Mark Bloom resigned as financial director to emigrate to Australia and we thank him and wish him well. Selwyn McFarlane retired from the board and we thank him for his invaluable contribution as a non-executive director. Four new appointments have been made during 2003 – we welcome Angus Band, Saki Macozoma, Prof. Leila Patel and Dr Sibusiso Sibisi to the board where their contribution to its deliberations will be invaluable.

The year was an unsettling year for Liberty employees, particularly given the high profile senior departures from the company together with the significant retrenchments which took place in Liberty and Stanlib. The fact that Liberty had a good year in a fairly adverse business climate is testimony to the loyalty and hard work of all Liberty's staff. We are extremely appreciative of their contribution to the continued success of the company. There is no doubt they are committed to ensuring that Liberty remains a great company for which to work.

Finally to you our shareholders, thank you for your support. We remain committed to ensuring that Liberty remains deserving of that support.

D E Cooper
Chairman

M J D Ruck
Chief executive

Johannesburg
2 March 2004

directors

Derek Cooper

Myles Ruck











Hylton Appelbaum

Jacko Maree

Angus Band

Chairman

D E Cooper (63) CA(SA)†
Appointed to the board – 1999
Chairman: Standard Bank Group Limited

Chief executive

M J D Ruck (48) B Bus Sc @
Appointed to the board – 2003

Executive director

H I Appelbaum (50) BA, LLB
Appointed to the board – 1993

Directors who resigned during 2003

W S MacFarlane (68) CA(SA), FCA*^
Appointed to the board – 1995
Director of companies

M A Bloom (45) BCom, BAcc, CA(SA)
Appointed to the board – 2000

Directors who retired during 2003

R C Andersen (55) CA(SA), CPA (Texas)
Appointed to the board – 1997

M J Jackson (54) MA(Hons)
Appointed to the board – 1998

D S Nohr (59) BSc, FASSA, FIA, ASA
Appointed to the board – 1998

Non-Executive director

J H Maree (48) BCom, MA (Oxon) @
Appointed to the board – 1997
Chief Executive: Standard Bank Group Limited

Buddy Hawton



Saki Macozoma



Leila Patel



Michael Rapp





Alan Romanis



Martin Shaw



Sibusiso Sibisi

Independent Non-Executive directors

A W B Band (51) BA, BAcc, CA(SA)
Appointed to the board – 2003
Group Managing Director: Anglovaal Industries Limited

D A Hawton (66) FCIS†*^
Appointed to the board – 1999
Executive Chairman: Kersaf Limited

S J Macozoma (46) BA, B Hons (Boston) ©
Appointed to the board – 2003
Chairman: STANLIB Limited

Prof L Patel (51) PhD, MSW ©
Appointed to the board – 2003
Professor: Social Studies, RAU

M Rapp (68) CA(SA)
Appointed to the board – 1975
Director of companies

A Romanis (64) CA*#^
Appointed to the board – 1986
Director of companies

M J Shaw (65) CA(SA)^* †
Appointed to the board – 2002
Director of companies

Dr S P Sibisi (48) BSc, PhD
Appointed to the board – 2003
President & CEO: CSIR

† Member of the Remuneration Committee
** Member of the Group Audit and Actuarial Committee*
^ Member of the Group Risk Management Committee
© Member of the Group Transformation Committee
 # British



Liberty Personal Benefits

Managing Director: Martin Smale
Divisional Directors: Allan Bulmer, Kimi Makwetu, Ken Manley, Peter Thompson,
Nobert Murreriwa, Stephen Maasch and Stuart Wenman

Profile

Liberty Personal Benefits develop, market and administer a diverse range of investment, retirement, health and risk products and services to individuals and their families under the Liberty life insurance licence. Its clients are primarily in the middle income, high income and high net worth segments spread across a broad geo- and demographic base in South Africa.

Business review

Business conditions remained under pressure during the year due to continued consumer conservatism. Contributing factors included the strengthening rand and lacklustre local equity markets during the first half of 2003, with many investors seeking lower-risk interest-bearing instruments including property and bond asset classes where attractive returns were to be found.

Notwithstanding these conditions, Liberty Personal Benefits had a satisfactory year in operating terms, although below the highs of 2002. Single premium new business decreased by 2,8% to R5 792,9 million (2002: R5 958,3 million) while recurring premium new business grew by 3,6% on 2002 to R1 929,2 million. Excluding medical scheme re-insurance business, which was terminated by the regulator during the year, recurring premium business grew by 13,4%. Single premium business was buoyed by property-related sales with investors looking for positive and stable returns. Although the overall new business policy count also slowed as a result of these conditions, growth in the in-force book of a further 42 745 policies and 15,3% in value, together with an increased market share relative to competitors, reinforced the competitive nature of the underlying product and service offering.

Given these more difficult operating conditions, the business was proactive in its containment of expenses. This included the consolidation of the Healthcare operations into Liberty Personal Benefits as well as the implementation of various cost-cutting measures where appropriate, resulting in the maintenance of cost per policy in line with the actuarial assumptions.

Liberty Personal Benefits' product strategy was progressed successfully with the development of its new generation risk offering, the Lifestyle Protector Series, and follows the implementation of the Excelsior Investment Series during 2002.

Lifestyle Protector, which was launched in the second half of 2003 to some 7 000 intermediaries throughout the country, offers many unique features and is positioned around the key "pillars of protection". It provides flexible and transparent risk protection benefits against the main risks that an individual, family or an individual within a business may face due to an unexpected event causing financial impact. The product is costed on a whole-of-life basis with level and age rated premium patterns. It has been very well received with average case sizes increasing significantly and represents a dominant portion of overall risk business sales by year end.



Martin Smale, David du Plessis, Dirontsho Xaba, Lee Izikowitz and Pat Nomonde Sibanyoni

The Healthcare business launched the revised Medical Lifestyle product (Medical Lifestyle Plus) at the beginning of 2003. Although the product had approval from the Financial Services Board, it has been subject to ongoing legislative uncertainty from the Council for Medical Schemes since its launch. An agreement was reached with the Council early in 2004 that sales of this product would be discontinued and in return, existing policyholders will continue to enjoy the benefits offered by the product.

The market remains mature and competitive in most areas of the business and activities have been enhanced where appropriate to respond to any competitor pressures. As part of an ongoing product, channel, service and branding strategy, a review of the business was progressed resulting in a restructuring exercise towards the end of 2003. The goal is to improve overall delivery and performance across the business value chain beyond that which has been achieved to date. The business has accordingly been restructured on a more streamlined and process-orientated basis with the specific intent of improving levels of service to intermediary and policyholder customers and of leveraging the technology and process capabilities to greater effect. Customer value management (CVM) remains a core strategy and will be progressed further around key value-adding market segments.

In terms of legislative and compliance considerations, the requirements of the Financial Intelligence Centre Act (FICA) were implemented during the year. In addition, Liberty Personal Benefits implemented the life industry's code on policy replacements (RPAR) which is intended to increase the requirements for disclosure around any policy replacement so as to limit unwarranted product churn. The code is largely in support of the recently introduced Policyholder Protection Rules (PPR) and the soon to be introduced Financial Advisory and Intermediary Services Act (FAIS), the latter to be implemented by mid-2004. Although recent legislative interventions are supported from a disclosure perspective and are in the industry's best interest, they have resulted in reduced service levels and increased costs.

While the investment outlook for 2004 remains conservative, an improvement in client sentiment is expected relative to 2003 as the outlook for equities improves and yields on interest-bearing investments fall. The strategy of getting closer to the intermediary and policyholder customers remains core to the business, as does the provision of products and services that fulfil expectations. These, a climate of strong expense management, retention of business and the implementation of critical legislative requirements will be core areas of focus during 2004.

Business unit's performance

Rm	December 2003	December 2002	% Change
Indexed new business	**2 508**	2 457	2
New single premiums	**5 793**	5 958	(3)
New recurring premiums	**1 929**	1 861	4
Net cashflows	**2 440**	2 708	(10)
Claims and benefits	**9 006**	8 370	8
Value of new business	**537**	498	8



Liberty Corporate Benefits

Managing Director: Ian Maron
Divisional Directors: Annette Dye, Tony Kamionsky, Patrick Mayne, Alan McCulloch, Richard van Dijk, Linda Schroeder and Tebogo Mosupi

Profile

Liberty Corporate Benefits markets flexible, comprehensive and packaged solutions for the retirement funding and insured benefits needs of staff of mostly smaller and medium-sized companies, with a workforce typically of between 10 and 300. Clients, which also include larger companies and industry funds, are spread across diverse geographic regions and economic sectors.

Since its establishment in 1972, Liberty Corporate Benefits has developed specialised expertise in the provision of retirement funding and all related employee benefits as well as in the management of fund assets.

Business review

Although the flow of underwritten funds into Liberty Corporate Benefits is not affected by market conditions in general, the low interest rate regime currently existing is positive for small business and led to a lower attrition rate of the organisations themselves. However lower rates of inflation, which have resulted in lower salary-based increases in 2003 than in 2002, have had and are likely to have a dampening effect on total new recurring premiums.

Continually increasing compliance costs and administrative overheads in response to legislation threaten to have a negative effect on the attractiveness of retirement funds to smaller clients.

For Liberty Corporate Benefits, the highlight of the 2003 financial year was the finalisation of the purchase of portions of Investec Employee Benefits. While the effective date of the R130 million transaction was 1 April 2003, Liberty Corporate Benefits took administrative control of approximately R3,7 billion worth of assets and 2 000 retirement funds in October 2003. This transaction resulted in an increase of more than 50% in Liberty Corporate Benefits' staff complement.

Following the acquisition, the process of merging Liberty Corporate Benefits with the acquired portions of Investec Employee Benefits, which entailed transferring all staff, systems and infrastructure, was notable for the smoothness with which this occurred and the lack of problems encountered. The full integration into Liberty Corporate Benefits will be conducted in a phased approach and will take approximately two years to complete.

Work has begun on the back office integration and although some benefits did accrue as a result of the acquisition in 2003, it will take several years before the full benefits thereof are realised.

Customer service continued to be a focus of the division and major achievements in this area were the improvement in processes, the introduction of a workflow system, an improved problem resolution process as well as improved efficiency as seen by higher volumes of business.



Godfrey Nkosi, Ian Maron,
Juanita Swartz and Jude Peters

Single premium business was up by 62,7% to R1 924,5 million compared to 2002 on the back of some revised products and good sales initiatives. Sales of new recurring premiums increased by only 1,2% to R431,1 million with growth being constrained by lower increases in salaries, in line with inflation. The number of new schemes introduced to the Liberty Group was 1 000, in line with the trend in recent years. Recurring premiums received amounted to R2 107,1 million, 13,5% higher than in 2002. The continued strength in organic growth and a decline in scheme claims resulted in net positive cash flows increasing from R790,5 million to R1 376,5 million.

Management expenses within the division increased by 8,2% on 2002. This excluded expenses involved in the acquisition and management of Investec Employee Benefits.

A new product, Corporate Selection Retirement was launched and although sales have begun slowly, the product is poised to redefine the retirement funding marketplace, particularly given the regulatory changes that are being implemented and which have a negative impact on small retirement funds. This new product, which is a grouped retirement annuity, provides incremental flexibility for employees in selecting a retirement vehicle in addition to the more traditional provident or pension fund.

A new suite of disability products was also launched during the year. This suite offers the best of occupational disability and incapacity products currently available in the market combined into a single product. Together with the more comprehensive dread disease products, this now represents the most progressive insured benefits suite in the employee benefits market.

In terms of regulatory and legislative change emanating from the South African Reserve Bank, South African Revenue Service (SARS) and the Financial Services Board, there was more activity during 2003 than in any previous year. This has had consequences, among others, for retirement fund investments in foreign portfolios, for the way intermediaries conduct themselves, and for the point at which benefits become liable for tax. This has increased the administration necessary, particularly regarding the additional record keeping required.

To ensure that it complies with the new regulations, Liberty Corporate Benefits is implementing various projects to address the additional reporting and operational requirements.

In 2002/3, Liberty Corporate Benefits introduced a learnership programme aimed at enhancing the skills and knowledge of previously disadvantaged South Africans. Some 24 students attended the first two programmes and 18 have been placed in permanent positions within the division. The programme, which is aimed at NQF4 and NQF5 levels in terms of the National Qualifications Framework, has been a success and two additional programmes with 12 students each are being run in 2004, each with different curricula.

Business unit's performance

Rm	December 2003	December 2002	% Change
Indexed new business	**624**	544	15
New single premiums	**1 925**	1 183	63
New recurring premiums	**431**	426	1
Net cash flows	**1 377**	791	74
Claims and benefits	**3 189**	2 248	42
Value of new business	**36**	41	(12)



Charter Life

Managing Director to 31 January 2004: Alan Woolfson
Managing Director from 1 February 2004: Bobby Malabie
Executive Director: Johnny Bagg
Divisional Directors: John Hyde, Sid Kaplan, Joe van Niekerk and Frank Schutte

Profile

2003 was a landmark year for Charter Life, as its strategic focus was shifted towards exploring new markets. Historically, Charter Life marketed a successful range of products across all income groups through three main distribution channels – a strong bancassurance partnership with Standard Bank, with high advice products being marketed through Standard Bank Financial Consultants, Liberty agency and franchise, and a network of independent brokers. This, however, resulted in Liberty and Charter frequently competing in the same market.

It was decided in 2003, to redirect a large portion of the SBFC high advice new business through Liberty Personal Benefits. The agency and franchise business and business from the independent broker network have remained.

The change of direction will see Charter focusing on penetrating the emerging market, where there is a need in lower LSM groups, earning between R3 000 and R8 000 per month, for products that assist in ensuring their family's financial security and their children's education. Charter aims to fill this gap by offering products which are affordable and represent good value in this market. Charter is also exploring the implementation of bancassurance in other countries where Standard Bank already operate.

It is anticipated that this re-alignment within the group will increase focus, reduce costs and generate an opportunity for new business.

Business review

Charter recorded a 79,2% increase in headline earnings to R234,2 million aided by changes in the valuation basis for 2003 (see report of the statutory actuary on page 54 of this report).

Total new business for the year amounted to R1 589,3 million – a decrease of 15% compared to 2002, partly as a result of the redirection of SBFC high advice new business to Liberty Personal Benefits.

New recurring premiums amounted to R574,3 million, while new single premiums amounted to R1 015,0 million. Credit Life and Group Life business rose by 62%, from R280,6 million to R454,8 million.

As a result of the shift in focus, total SBFC new business declined to R571,8 million and total market share of SBFC new business decreased to 25,2%. The independent broker new business – which comprises a network of more than 800 independent brokers – was maintained at some R149,2 million for the year. New business from franchises decreased by 13% during the year to R46,3 million.



Bobby Malabie, Peter Laburn and Alan Woolfson

The launch of the Optimum Structured Plan – a five-year endowment policy with returns linked to the performance of the ALSI 40 was well received, with the first allocation of R40 million being sold out. Other product initiatives during the year included Corporate Retirement Annuities, Savesure (an endowment with embedded funeral and other benefits), a Bond Cover Plan, and an Investment Risk Manager.

Increases in operational expenses were contained to 5,3% for the year.

The Charter World-Class Customer Service initiative continued during the year, and plays a pivotal role in Charter's aim to continually improve customer service.

Business unit's performance

Rm	December 2003	December 2002	% Change
Indexed new business	**676**	633	7
New single premiums	**1 015**	1 377	(26)
New recurring premiums	**574**	495	16
New bancassurance premiums	**2 659**	3 164	(16)
Net cash flows	**681**	1 002	(32)
Claims and benefits	**(1 430)**	(1 296)	(10)
Value of new business	**36**	66	(45)
Headline earnings	**234**	131	79



Liberty Ermitage

Chief Executive: Ron Mitchell
Executives: Ian Cadby (Chief Investment Officer),
Mark Hucker (Chief Operating Officer) and Andrew Whelan

Profile

Liberty Ermitage is an offshore asset management and hedge fund specialist operation. With activities in London, Luxembourg, Bermuda and New York, Liberty Ermitage is managed from Jersey and employs 55 people.

It offers a comprehensive range of investment solutions, blending a broad range of hedge funds, conventional long-only funds, AAAm-rated money funds and Cash Plus funds to preserve and enhance wealth in all market conditions.

Products are distributed through a number of strategic alliances in Europe, Scandinavia and the USA, as well as the Standard Bank and Liberty Group networks in Africa and overseas. As at 31 December 2003, Liberty Ermitage had total funds under management of US$3,0 billion (R19 583 million).

Business review

Operating revenues were £12,8 million (R157,7 million), 32,9% up compared to 2002, despite the 11,2% depreciation of the US dollar in terms of the British pound on the year and exceptional staff costs in the United Kingdom and Luxembourg following the rationalisation of these two operations. Operating profit was 116,9% up at £2,7 million (R33,8 million). As a consequence, its contribution to Group headline earnings increased by 54% to R43,0 million.

This increase in operating revenue reflects the investment performance of the broadening range of products, growth in assets under management and the contribution from performance fees which have been included on all new products launched. Such fees are expected to contribute increasingly to operating income as new funds with similar fee structures are launched.

Notwithstanding the volatility experienced in global equity and bond markets, total assets under management rose by 30,3% to $3,0 billion (R19 583 million) by 31 December 2003. Much of this increase in total assets under management was attributable to the performance of long-only funds and growth in hedge fund assets of 60% to US$1 292 billion (R8 574 million). The increase in hedge fund assets under management resulted from the launches of the Strategic Partner Fund, Inc. and the Liberty Ermitage Global Strategy Fund as well as the positive contribution of the Liberty Ermitage Gold and Resources Fund and Global Wealth Management Strategies range of products. This growth is particularly important in terms of the bottom line as these products typically generate better fee revenues.

In particular, the Strategic Partners Fund, a fund of funds that invests mainly in European-based early stage hedge fund managers, has defined Liberty Ermitage's niche as a Eurocentric house and highlighted a major potential business opportunity in North America. To capitalise on this, Liberty Ermitage has entered into strategic distribution alliances with a firm of two



Mark Hucker, Ian Cadby,
Andrew Whelan and Ron Mitchell

experienced institutional sales professionals and with Channel Capital Group LLC (formerly HedgeFund.Net) to develop its distribution platform.

In addition, the relationship with Scandinavian/Nordic distributor, InterValor, has led to several new initiatives, including Liberty Ermitage's appointment as one of two preferred fund of funds product providers to one of the largest financial institutions in Scandinavia. These initiatives alone had generated new assets under management of US$40 million (R265 million) by year-end.

Senior management has been further consolidated with the recent appointment of Ian Cadby as Chief Investment Officer and Mark Hucker as Chief Operating Officer.

Business unit's performance

Rm or %	**December 2003**	December 2002	% Change
Increase in assets under management	**5 156**	1 196	331
Assets under management	**19 583**	19 499	-
Headline earnings	**43**	28	54



Liberty Consultancy

Managing Director: Mike Garbutt
Divisional Directors: Johan Coetzer, Andrew Jacobs, Otto Pretorius, Francis Raffner and James Skuse

Profile

Liberty Consultancy undertakes and co-ordinates the sales and product delivery of the group's business units. During 2003, Liberty Consultancy made use of four channels of distribution:

- The agency division, which employs full-time Liberty sales people and their immediate support operations;
- The franchise division, which exclusively markets, sells, delivers and supports Liberty products and services;
- The broker division, comprising an expanding network of independent intermediaries who are not tied exclusively to Liberty products and services; and
- The distribution arm of Standard Bank Financial Consultants (SBFC), which reported directly to the Liberty Consultancy division at an operational level for the year.

Business review

The economic climate for 2003 was very different from that of previous years with the start of the year marked by volatile equity markets and relatively high interest rates, which declined as the year progressed. This resulted in investors being cautious, especially of single premium type products. Consequently, the fall-off in demand for this category of investment was marked with funds flowing instead into fixed-interest and money market portfolios.

Liberty Consultancy's share of the single premium market nevertheless continued to grow, indicating that sales of this class of business declined by less than the overall decline in the market as a whole.

The decline in interest rates during the course of the year and somewhat more settled equity markets resulted in increased levels of consumer confidence which led to a turnaround and increased inflows of funds into single premium business towards the end of the year. This is reflected in the record production achieved in the last two months, which helped to counter the declines experienced earlier in the year. The increased levels of consumer confidence augur well for the future and for 2004 specifically.

Total new business showed an increase over 2002, particularly recurring new business.

The performance of the different distribution channels varied with the largest increase in market share coming from the sale of new business via brokers. This was as a result of a successful drive to increase the number of supporting brokers together with an increased focus on customer service delivery.



Tracy Nagel, Odette Abrahams, Mike Garbutt, Denver Fortuin and Magda Blom

Indexed new business sales by agency division increased year-on-year, in some part due to the new, trained, efficient and productive managers and sales personnel coming out of the Liberty Agency Management Academy. Additional branches were established to accommodate these new managers and consequently this channel of distribution is now well-positioned for growth in 2004.

The level of franchise sales was flat during 2003, largely as a result of the campaign to eliminate low productivity franchises. The increased attention and support given to the more successful franchises resulted in the number of policies sold per franchise consultant increasing by 92%.

SBFC, who traditionally have a higher concentration of investment sales, were adversely affected by the prevailing economic conditions, reporting an increase in indexed new business of 6% on the previous year. This growth was achieved due to a shift in focus towards risk products versus investment products.

The Financial Advisory and Intermediary Services Act (FAIS) which comes into effect in 2004, will bring South Africa more in line with international best practice. Although the market is aware of the details of the proposed legislation, some disruption in the financial services sector is expected. Implications of FAIS include increased administrative work required in terms of record keeping to ensure compliance, a lengthened sales cycle and increased costs. A decline in the number of intermediaries marketing policies and products is also expected. Also expected in 2004 is the deregulation of commission paid on some single premium-type investments, and although this should not be a major event, some disruption is expected initially.

All indications are that the level of sales in 2004 will be better than in 2003. The restructured agency network, slimmed down franchise channel and expanding broker division, indicate that Liberty Consultancy is well-positioned to take advantage of any upturn in industry sales.

Business unit's performance

	December 2003	December 2002
Agents – total number	**873**	851
Franchisees – total number of staff	**763**	734
Broker consultants – total number	**285**	263



Liberty Group Properties

Managing Director: Jim McLean
Executive Directors: Eric Bernstein, Roger Corlett, John Dacombe, and Melville Urdang

Profile

Liberty Properties develops, manages and markets Liberty Group's property portfolio, together with joint investments by other institutions in certain properties. The value of the total portfolio rose by 7,5% in 2003, from R12,6 billion in 2002 to R13,5 billion. Of the current value, 77,5% is owned by the Liberty Group.

Ten key properties account for almost 74% of the portfolio. These include Eastgate, Sandton City-Sandton Square complex and Alberton City, all in the Greater Johannesburg area, Greenacres in Port Elizabeth and the newly-completed Liberty Midlands Mall in Pietermaritzburg. Liberty's hotel business, which has more than 3,000 hotel rooms across the country, trades under major brands, notably Intercontinental, Holiday Inn and Cullinan. These are all managed on behalf of Liberty by Southern Sun.

Business review

The year was characterised by a buoyant property market.

New lease agreements for 146 000m^2 (2002: 126 000m^2) and renewed lease agreements for 104,000m^2 (2002: 110,000m^2) were concluded during the year. The value of these agreements amounts to R1,43 billion (2002: R911 million).

The vacancy level in Liberty-related properties was 13,9% at year-end (2002: 12,1 %). However, a figure of 7,6% represents a fairer reflection of this vacancy level as it excludes properties in the Johannesburg CBD, which have been virtually "unlettable", and a number of mothballed properties.

The continued reduction in interest rates during the year culminated in good trading over the Christmas period. Both footfalls and average per capita expenditure at the major shopping centres rose during the year, making a positive contribution to performance. Highlights of the year included the completion of the Liberty Midlands Mall and the purchase of the remaining 50% of Greenacres at a cost of R150 million with effect from 1 January 2004. Developed at a cost of some R280 million, the branded Liberty Midlands Mall project, which opened in September 2003, was the first of its kind to be fully-finished and fully-let on opening. About 80% of the property has been taken up by Pick n Pay, Game, Woolworths and other national chain stores. High foot traffic and good turnover levels have been reported by retailers.

In line with the management philosophy of continually maintaining and improving the properties, a futher number of projects were commenced during the year at a committed cost of some R250 million. The largest of these – the upgrading of the Eastgate Shopping Centre – is expected to be completed by the latter part of 2004 at an approximate cost of R65 million. Other projects included the Liberty Parkade in Braamfontein, Southdale (east) Shopping Centre in Johannesburg and the lower shopping level at Sandton City. The outlook for the retail sector is expected to remain good during the year ahead.



Natalie van der Westhuizen, Mahzabin Haffejee, Peta Aarsen, Neil Jacobs and Jim McLean

The impact of the SARS virus on global travel and the strength of the rand against virtually all other global currencies had a marked impact on hotel occupancy levels throughout 2003, and particularly in Cape Town at year-end. Although South Africa hosted the Cricket World Cup mid-year, the drawing power of the World Summit on Sustainable Development that was held the previous year was not matched. In fact, average occupancy levels year-on-year decreased.

The commercial office sector remained fairly stable, with the high-quality office market continuing in over-supply in major urban areas. Two large tenants in the Sandton City complex have vacated or are vacating offices to occupy their own buildings, which is possibly an indication of a trend towards direct ownership in the current low-interest rate environment. Efforts to fill these vacancies are continuing, but it is likely that this sector will remain under pressure during the year ahead.

Liberty Properties sold 13 retail and commercial properties valued at R167,2 million in 2003, of which R150,1 million accrued to the Liberty Group. A further R217,5 million of property sales, all of which will accrue to Liberty Group, are awaiting transfer in early 2004. The total property sales have taken place at values well above the open market valuations of the properties concerned. It is anticipated that new developments will be initiated or acquired to replace these assets so as to improve the profile of the current portfolio, and to meet the increasing demand for property-related products anticipated in the year ahead.

Business unit's performance

Rm	**December 2003**	December 2002	% Change
Properties under management	**13 503**	12 578	7
Liberty Group share	**10 465**	9 637	9
Headline earnings	**25**	24	3



STANLIB

Chairman: Saki Macozoma
Chief Executive Officer: Bruce Hemphill
Executives: Alan Miller, Ian van Schoor and André du Plessis

Profile

Established in 2002, STANLIB combines the asset management, wealth management and wealth product marketing divisions of the Standard Bank and Liberty groups.

STANLIB offers a local and international investment product mix that includes all classes of assets. STANLIB aims to meet the wealth creation needs of both institutional and retail investors, by combining sophisticated products with expert advice and professional service.

Business review

During the 2003 financial year, good progress was made in the further consolidation of the merged entity, positioning STANLIB for the future growth and development of the business. Assets under management (AUM) at 31 December 2003 totalled R177,5 billion, 19% higher than at the end of the previous financial year. STANLIB enjoyed net inflows of R12 billion in 2003.

STANLIB's unit trust market share has risen from 14,5% in 2001 to 18,1% in 2003, and it is the largest player in the South African unit trust industry, based on AUM, sales or net inflows.

Investment performance presented a mixed picture, with most of STANLIB's funds performing well in absolute terms. In particular, STANLIB's fixed interest portfolios recorded good performance. However, balanced portfolios underperformed the peer group median in 2003. Nevertheless, STANLIB's unit trusts won a number of ACI / Personal Finance "Raging Bull" awards for their three-year performance, most notably the Income, Bond and Global Funds.

There is an industry trend towards more specialised investment mandates and STANLIB's team of 38 investment professionals is well-positioned to compete in this market. A number of large specialist mandates were awarded to STANLIB in 2003.

On a normalised basis (excluding one-off costs) headline earnings rose by 3,7% to R136 million. Integration and other one-off expenses, including retrenchment costs, were higher than anticipated. Staff numbers decreased by 13%. The reduction in STANLIB's ongoing fixed cost base has been estimated at R30 million per annum.

The complexity of integrating various platforms, systems and processes during the year, placed substantial pressure on the operation, particularly in the areas of IT and finance, and every effort was made to limit the disruptions to daily operations. The entire process of merger integration is largely completed and there will be renewed focus on the core aspects of the business, namely, performance, service, and sales.

The final integration is that of the unit trust funds, which was completed at the end of February 2004, rationalising the existing 79 funds into 49 funds, (removing duplication in the unit trust offering) and rebranding all the funds under the



Alan Miller, Bruce Hemphill,
André du Plessis and Ian van Schoor

STANLIB banner. The main categories of unit trusts will remain general and specialist equity and managed portfolios, as well as fixed interest, indexed, international and multi-manager funds.

One of STANLIB's competitive advantages lies in the range of distribution channels to which it has access. These include the Standard Bank network of branches and the Standard Bank Financial Consultants (SBFC), the Liberty Group's agency sales force and independent financial advisors. In addition, the institutional distribution structure has continued to work well with positive inflows.

STANLIB also has a presence in a range of African countries – such as Namibia, Botswana, Lesotho, Swaziland, Kenya, Uganda, Tanzania and Nigeria, which generated a positive inflow of funds. Assets under management in Africa (excluding South Africa) rose to R4,1 billion during the year.

A large part of STANLIB's asset accumulation success can be attributed to the strong brand name that has been established in both the retail and institutional markets, as well as those of its parent companies. This can now be leveraged to good effect and the amalgamation of the unit trust funds under the STANLIB banner will help to increase and consolidate STANLIB's profile in the retail market.

The emphasis in 2004 will be to optimise investment performance, to ensure that service delivery remains on track and to limit and contain any further extraordinary expenses. 2004 will be the first year in which there will be no abnormal costs and STANLIB is expected to begin making a significant contribution to Group earnings. The challenge for STANLIB in 2004 is controlled acceleration of the business and the mobilising of distribution channels, in conjunction with empowerment partners, into new markets.

STANLIB is committed to complying with both the intent and the spirit of the Financial Sector Charter.

Business unit's performance

Rm	**December 2003**	December 2002	% Change
Assets under management	**152 639**	128 432	19
Funds under administration	**63 500**	48 328	31
Headline earnings	**80**	112	(29)
Normalised headline earnings	**136**	131	4

The fact that Liberty had a good year in a fairly adverse business climate is testimony to the loyalty and hard work of all Liberty's staff.

LIBERTY

annual financial statements


PROFIT
TIME

annual financial statements

approval of the annual financial statements

for the year ended 31 December 2003

The directors accept responsibility for the preparation, integrity and fair presentation of the Company annual financial statements, the Group annual financial statements and related information included in this annual report. These financial statements have been prepared using appropriate accounting policies, supported by reasonable and prudent judgements and estimates, in conformity with South African Statements of Generally Accepted Accounting Practice, taking into account the nature of the business and in the manner required by the Long-term Insurance Act, 1998 and the South African Companies Act, 1973. The directors are of the opinion that the financial statements fairly present the financial position of the Company and the Group. The independent auditors are responsible for reporting on these financial statements and were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors have no reason to believe that all representations made to the independent auditors during the audit are not valid and appropriate. The directors further accept responsibility for the maintenance of accounting records, which may be relied upon in the preparation of the financial statements, as well as adequate systems of internal financial control. Internal financial and operating controls are described in the corporate governance review on pages 181 to 195 of the annual report.

The directors have reviewed the 2004 budget and cash flow forecasts for the Company and the Group. On the basis of this review, and in light of the current financial position and existing borrowing facilities, the directors consider that the Company and the Group have adequate resources to continue in operation for the foreseeable future and have continued to adopt the going concern basis in preparing the financial statements.

The Company annual financial statements and the Group annual financial statements which appear on pages 34 to 40, pages 54 to 57 and pages 65 to 118 were approved by the board of directors and are signed on its behalf by:

D E Cooper
Chairman

M J D Ruck
Chief executive

Johannesburg
2 March 2004

report of the independent auditors on the annual financial statements

To the members of Liberty Group Limited

We have audited the Company annual financial statements and Group annual financial statements of Liberty Group Limited set out on pages 34 to 40, pages 54 to 57 and pages 65 to 118 for the year ended 31 December 2003. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 December 2003 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act, 1973.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
2 March 2004

directors' report

The directors present their report, which forms part of the audited annual financial statements of the group for the year ended 31 December 2003.

1. Business and operations

The Liberty Group's main business activity comprises the provision of life insurance and investment products to individuals and corporates in South Africa. Further details of the Group's operations and activities are set out on page 80 of the annual report.

2. Review of results

Headline earnings for the group decreased from R1 068,8 million (391,5 cents per share) in 2002 to R949,1 million (346,4 cents per share) in 2003. Embedded value per share increased from R55,28 at 31 December 2002 to R57,58 at 31 December 2003. Indexed new business premiums increased by 5% from R3 634,2 million in 2002 to R3 807,8 million in 2003. New business margins were maintained at 20% while net cash inflows from insurance operations decreased marginally from R4 501,3 million in 2002 to R4 497,0 million in 2003. Further details on the results of operations are included in the chief financial officer's review on pages 41 to 53 of the annual report. Business unit reviews are included in the annual report on pages 16 to 29.

3. Changes in group structure

During 2003 Liberty and Standard Bank concluded the sale of 25,2% of STANLIB Limited (STANLIB) (previously a 50/50 joint venture between Standard Bank and Liberty) to a black empowerment consortium led by Safika (Proprietary) Limited. STANLIB manages the bulk of Liberty's policyholder assets and provides wealth management products in the form of unit trusts, linked, multi-manager and structured products to wholesale and retail investors.

4. Share capital

There were no changes in the authorised share capital of the company during the financial year. During the year, 1 051 529 (2002: 1 201 033) ordinary shares were issued at an average premium of R37,13 (2002: R36,59) per share in terms of the Senior Executive Share Option Scheme, Share Trust and Group Share Incentive Scheme.

5. Events after balance sheet date

No material facts or circumstances have arisen between the dates of the balance sheet and this report which affects the financial position of the group as reflected in these financial statements.

6. Management by a third party

STANLIB Asset Management Limited, in which Liberty holds a 37,4% interest, manages the bulk of Liberty's policyholder assets. Liberty has a contractual right to appoint the Chief Executive of STANLIB Asset Management.

7. Dividends paid and declared

Interim

On 6 August 2003, an interim dividend of 162 cents (2002: 162 cents) was declared to shareholders recorded at the close of business on 29 August 2003 and was paid on 1 September 2003.

Final

On 2 March 2004, a final dividend of 116 cents (2002: 116 cents) was declared to shareholders recorded at the close of business on 2 April 2004 to be paid on 5 April 2004.

8. Directors and secretary

Particulars of directors are contained on pages 14 and 15.

Vincent Bamard was appointed as Company Secretary on 13 May 2003 following the retirement of John Worwood. The address of the Company Secretary is that of the registered office as stated on the inside front cover of this report.

9. Interest of directors, including their families in share capital

Direct interests

	Company	
	2003 Number of shares	2002 Number of shares
Beneficial (ordinary shares of 10 cents each)		
R C Andersen (Retired - 31 May 2003)		104
H I Appelbaum	**46 612**	43 500
M A Bloom (Resigned - 28 February 2003)		31 500
M J Jackson (Retired - 30 June 2003)		71 000
D S Nohr (Retired - 31 May 2003)		143 345
A Romanis	**254 623**	254 623
	301 235	544 072

Indirect interests

By virtue of either directorships in, or material shareholdings held directly or indirectly by, Standard Bank Group Limited 54,7% (2002: 54,7%) in the issued ordinary share capital of Liberty Holdings Limited and by virtue of Liberty Holdings Limited owning 54,2% (2002: 54,4%) of the issued ordinary share capital of Liberty Group Limited, Prof L Patel, Messrs A W B Band, D E Cooper, D A Hawton, S J Macozoma, J H Maree, M Rapp, M J D Ruck, A Romanis, M J Shaw and Dr S P Sibisi (2002: Messrs D E Cooper, R C Andersen, D A Hawton, W S MacFarlane, J H Maree, M Rapp, A Romanis and M J Shaw), all being directors of the Company and/or Liberty Holdings Limited and/or Standard Bank Group Limited, had in aggregate an indirect beneficial and non-beneficial interest in 148 928 570 (2002: 148 928 570) ordinary shares in Liberty Group Limited at 31 December 2003.

Shares under option

The Company operates four share incentive schemes, being the Liberty Group Staff Share Incentive Scheme, Liberty Group Senior Executive Share Option Scheme, the Liberty Group Share Trust and the Liberty Group Share Incentive Scheme. In terms of the rules of the Liberty Group Share Trust, Liberty Group Limited may advance funds to the Share Trust for purposes of acquiring shares in Liberty Group Limited in the market for delivery against outstanding share options. At 31 December 2003 the loan to the Liberty Group Share Trust was R36,5 million (2002: R39,5 million). The loan is adjusted to the lower of cost or the market value of the underlying shares. The Group Share Trust is not consolidated as the impact on Liberty's earnings and shareholders' funds is considered to be immaterial.

Shares under option (continued)

Date granted	Price payable per share	Expiry date	Shares under option at beginning of year
4 December 1996	R61,89	30 September 2003	9 000
18 May 1998	R100,14	31 March 2006	5 000
28 August 1998	R23,14	31 March 2006	21 000
10 September 1998	R36,44	31 March 2006	167 378
2 August 1999	R42,54	31 March 2005	859
28 September 1999	R37,00	31 March 2005	2 734 283
15 November 1999	R47,20	30 September 2005	895 300
18 February 2000	R57,90	30 September 2005	244 200
14 April 2000	R45,30	30 September 2005	939 100
17 July 2000	R53,80	31 March 2006	82 800
21 November 2000	R46,30	30 September 2006	469 300
3 April 2001	R48,50	31 March 2007	934 456
10 April 2001	R45,10	31 March 2007	1 231 400
16 April 2002	R58,20	31 March 2008	1 165 800
16 October 2002	R54,10	30 September 2008	13 200
14 March 2003	R49,75	31 March 2009	
2 June 2003	R48,50	31 March 2009	
1 July 2003	R50,60	31 March 2009	
12 September 2003	R50,00	31 March 2009	
24 November 2003	R49,85	30 September 2009	
			8 913 076
Market value of shares under option (Rm)			487,1

 # The following Executive Directors resigned/retired from the Board during 2003 : R C Andersen, M A Bloom, M J Jackson and D S Nohr

Closing price for a Liberty Group Limited ordinary share on 31 December 2003: R54,00

Options granted during year	Options implemented during year	Options cancelled during year	Shares under option at end of year	Options exercised at end of year	Executive directors' options outstanding at end of year #
		9 000			
			5 000		
	9 500	1 000	10 500	10 500	
	25 295	6 520	135 563	131 813	15 000
		859			
	978 042	89 748	1 666 493	1 535 462	13 826
	13 728	23 871	857 701	761 501	
			244 200	214 700	
	11 286	19 313	908 501	908 501	
		36 600	46 200	5 300	
		73 100	396 200	376 700	
	12 909	5 964	915 583	860 311	16 483
		93 700	1 137 700	1 056 800	
		159 300	1 006 500	931 100	
			13 200	13 200	
1 747 500	769	94 431	1 652 300	1 526 900	
166 000			166 000	166 000	166 000
110 700			110 700	110 700	
30 000			30 000	30 000	
118 800			118 800	108 800	
2 173 000	1 051 529	613 406	9 421 141	8 748 288	211 309
			508,7		

Shares under option (continued)

Movement in executive directors' interests in shares under option:

	Date granted	Average price payable per share	Expiry date
Current Directors			
H I Appelbaum			
Prior years		R39,90	31 March 2007
M J D Ruck			
2003	02 June 2003	R48,50	31 March 2009
Former directors			
R C Andersen			
Prior years		R44,15	31 March 2008
M A Bloom			
Prior years		R46,04	31 March 2008
M J Jackson			
Prior years		R45,04	31 March 2008
2003	14 March 2003	R49,75	31 March 2009
D S Nohr			
Prior years		R45,40	31 March 2008
Totals			

[1] *The gain on implementation of share options is the difference between the strike price of the option (at date of grant) and the market price of the shares on the implementation date.*

Shares under option at beginning of year	Options granted during year	Options implemented during year	Shares under option at date of resignation/ retirement	Shares under option at end of year	Gains on Implementation[1] R'000
62 388		17 079		45 309	167,4
	166 000			166 000	
673 569			673 569		
229 010			229 010		
254 733			254 733		
	55 500		55 500		
254 733	55 500		310 233		
129 897		3 364	126 533		30,9
1 349 597	**221 500**	**20 443**	**1 339 345**	**211 309**	**198,3**

Contracts

With effect from 1 July 2003, Standard Bank and Liberty sold 25,2% of STANLIB Limited (previously a 50/50 joint venture between Liberty and Standard Bank) to Safika (Proprietary) Limited. Mr. Saki Macozoma, who is a director of Safika, was also a director of Standard Bank at the time of the sale and was appointed to the board of Liberty after the conclusion of the sale. No material contracts involving other directors or any of their associates were entered into in the year under review.

10. Holding company

Liberty Holdings Limited holds 54,2% of Liberty Group's issued share capital with Standard Bank Group Limited holding 54,7% of Liberty Holdings Limited.

11. Subsidiaries

Interests in subsidiary companies and joint ventures are detailed on pages 90 and 91 respectively.

12. Shareholders

	Number of shareholders	%	Number of shares	% of issued shares
Composition of shareholders				
Non-public shareholders	4	-	149 229 805	54,3
Directors and directors' associates	3	-	301 235	0,1
Liberty Holdings Limited	1	-	148 928 570	54,2
Public shareholders	9 215	100,0	125 441 231	45,7
	9 219	100,0	274 671 036	100,0
Distribution of shareholders				
Holding Company	1	-	148 928 570	54,2
Banks	111	1,2	13 294 909	4,8
Pension and Provident Funds	413	4,5	46 711 462	17,0
Insurance Companies	52	0,6	20 423 398	7,6
Individuals	6 497	70,4	7 734 839	2,8
Growth Funds and Unit Trusts	238	2,6	20 308 066	7,4
Nominee Companies and Trusts	1 432	15,5	3 623 304	1,3
Investment Companies	51	0,6	11 906 869	4,3
Private Companies	304	3,3	893 175	0,3
Other Corporate Bodies	47	0,5	114 219	-
Close Corporations	51	0,6	74 944	-
Limited Companies	4	-	183 565	0,1
Medical Aid Schemes	18	0,2	473 716	0,2
	9 219	100,0	274 671 036	100,0

13. Borrowing powers

In terms of the Company's articles of association the amount which the Group may borrow is unlimited. Borrowings at 31 December 2003 computed in terms of the Company's articles of association were R 1 877 million (2002: R 2 342 million).



Deon de Klerk, Jerome Zwart and Charlene Moodley

Notwithstanding the fact that the long-term insurance industry experienced a tough operating environment in 2003, Liberty Group's new business for 2003 increased by 3,2% to R11 667,0 million (4,8% on an indexed basis), new business margins were maintained at 20% and net cash inflows from insurance operations remained strong at R4 497,0 million. The group's expenses increased by 10,1% to R1 860,9 million and recurring expenses of the life companies were contained within the actuarial assumption on a per policy basis.

The weighted average investment return on the managed, variable, equity and foreign assets portfolios for 2003 was +12,5% versus −9,5% in 2002.

Despite the positive impact on the operating profit of the turnaround in investment returns, a year-on-year reduction in headline earnings of 11,2% was recorded, mainly as a result of:

- the inclusion in 2002 of releases from the policyholder liabilities, due mainly to reduced expenses on a per policy basis in that year (as per the Group's 2003 interim announcement); and
- the adoption of the accounting statement on Financial Instruments: Recognition and Measurement (AC 133), which became effective for financial years commencing on or after 1 July 2002 which resulted in a reduction in the operating profit for 2003 of R36,4 million after tax (comparatives not restated).

The company's capital position remains strong despite the capital adequacy cover at 31 December 2003 of 2,6 being lower than the level at 31 December 2002 of 3,0.

Embedded value per share of R57,58 at 31 December 2003 increased by 4,2% from R55,28 at 31 December 2002.

The key financial indicators of the group

	2003 Rm, % or number	2002 Rm, % or number	% change
Headline earnings	**949,1**	1 068,8	(11,2)
Total earnings	**1 161,7**	1 098,8	5,7
Investment performance (Weighted managed, variable, equity and foreign portfolios)	**12,5%**	(9,5%)	
New business	**11 667,0**	11 300,6	3,2
New business index	**3 807,8**	3 634,2	4,8
Value of new business written in the year	**608,9**	604,6	0,7
New business margin	**19,9%**	20,3%	
Net cash inflow from insurance operations	**4 497,0**	4 501,3	(0,1)
Group management expenses	**1 860,9**	1 690,9	10,1
Company recurring insurance expenses (including IEB costs of R33 million in 2003)	**1 281,8**	1 150,6	11,4
Increase/(decrease) in renewal costs per policy	**6,5%**	(1,6%)	
Group headcount excluding sales force	**3 472**	3 353	
Group headcount including sales force	**6 439**	6 266	
Embedded value per share (Rand)	**57,58**	55,28	4,2
Embedded value	**15 816,9**	15 126,6	4,6
Shareholders' funds	**8 782,2**	8 588,1	2,3
Capital adequacy requirement	**3 402,7**	2 856,6	19,1
Capital adequacy requirement cover	**2,6**	3,0	

The key financial indicators are analysed in the report that follows.

1. Headline earnings

	2003 Rm	2002 Rm	% change
Operating profit from insurance operations net of tax	**719,5**	889,1	(19,1)
Net income after tax of financial services operations	**199,9**	159,6	25,3
Income on shareholders' listed investments	**32,9**	39,9	(17,5)
Income on other shareholders' investments	**304,4**	233,7	30,3
Shareholders' management expenses	**(91,3)**	(57,3)	59,3
Shareholders' tax	**(121,1)**	(114,3)	6,0
Preference dividend in subsidiary	**(95,2)**	(81,9)	16,2
Headline earnings post AC 133	**949,1**	1 068,8	(11,2)
Headline earnings pre AC 133	**985,5**	1 068,8	(7,8)

On a per share basis, headline earnings of 346,4 cents decreased by 11,5% for the year ended 31 December 2003 from 391,5 cents in 2002. Although much improved from the position at the half-year, headline earnings were nevertheless affected by the operating profit from insurance operations net of tax of R719,5 million for the whole year, down 19,1% from R889,1 million in 2002. This was mainly due to the inclusion in 2002 of releases from the policyholder liabilities, not repeated in 2003.

The adoption of AC 133

The accounting statement on Financial Instruments: Recognition and Measurement (AC 133), was adopted in 2003. Accordingly, policyholders' assets have been classified as financial instruments at fair value (through net income) and assets held in the shareholders' trading portfolio have been classified as held for trading. All other shareholders' assets have been classified as available for sale. Financial instruments at fair value (through net income) are valued at fair value and investment gains or losses are included in net income. Due to the fact that these assets back policyholder liabilities under investment and insurance contracts, the gains or losses are transferred to or from the policyholder liabilities. Assets held for trading are valued at fair value and investment gains or losses are included in headline earnings. Available-for-sale assets are valued at fair value and unrealised gains or losses are accounted for against equity. Realised gains or losses are included in income, but excluded from headline earnings.

In accordance with AC 133 read together with the guidance on the application of AC 133 to liabilities arising from long-term insurance contracts, certain policyholder liabilities have been classified as "insurance contracts" while others have been classified as "investment contracts". Liberty classifies all policyholder contracts that transfer significant insurance risk as insurance contracts and values them in terms of the Financial Soundness Valuation (FSV) basis contained in PGN104 issued by the Actuarial Society of South Africa. The liabilities under insurance contracts are now disclosed separately from liabilities under investment contracts on the balance sheet. Investment contracts are valued at fair value as described in AC 133 and in accordance with the accounting and actuarial professional guidance.

There is currently no International Financial Reporting Standard for insurance contracts, although the International Accounting Standards Board has a project underway to address this issue. It is likely that an interim International Financial Reporting Standard (phase 1) on insurance contracts will be released in 2004. Finalisation of phase 2 thereof is not expected for a number of years to come. Solutions are consequently being implemented in order to limit significant temporary changes to the treatment of investment and insurance contracts within South Africa, while conforming to AC 133 and actuarial guidance.

The financial effects of the adoption of AC 133, which are set out in full in note 3 on the financial statements are summarised as follows:

- Effective 1 January 2003, policies classified as investment contracts in terms of AC 133 were valued at a minimum of their surrender value. This resulted in an increase in policyholders' liabilities at the beginning of the year of R130,8 million (before tax) and a corresponding reduction in retained earnings together with the attributable tax credit thereon.
- *Headline earnings for 2003 were reduced by R36,4 million (after tax) for the same reason.*
- Unrealised investment gains (net of unrealised investment gains recycled on disposal) of R150,8 million and the attributable capital gains tax thereon of R20,6 million for 2003 on financial assets attributable to shareholders were accounted for directly against equity.
- AC 133 does not permit the restatement of comparatives.
- The adoption of AC 133 has had no material effect on embedded value or the value of new business.

Further changes, refinements and clarification of interpretation are expected to be contained in the International Financial Reporting Standard for insurance to be issued in 2004. This may result in further changes to the Group's recognition, measurement and disclosure on investment contracts.

Operating profit from insurance operations

The decrease of 19,1% from R889,1 million in 2002 to R719,5 million in 2003 in the operating profit from insurance operations is mostly attributable to the following:

- the inclusion in 2002 of releases from policyholder liabilities amounting to approximately R350,0 million (after tax), due mainly to reduced expenses on a per policy basis in that year. Expenses per policy for 2003 were in line with actuarial assumptions and consequently no material releases from policyholder liabilities in this respect occurred during 2003.
- the improvement in the policyholder investment returns for the year ended 31 December 2003 which had a positive impact on the operating surplus from insurance operations. Shareholders' entitlements to 10% of capital bonuses declared to policyholders on certain classes of business were significantly better than in 2002.
- the implementation of AC 133 which reduced headline earnings in 2003 by R36,4 million (after tax). In 2002 the amount that would have reduced headline earnings if AC 133 had been applied retrospectively amounted to R23,0 million (after tax).

Net income after tax of financial services operations

	2003 Rm	2002 Rm	**% change**
Charter Life – return on free assets	**49,3**	47,5	**3,8**
Electric Liberty (shareholders' trading portfolio)	**45,5**	(24,8)	**283,5**
Liberty Ermitage Jersey	**43,0**	27,9	**54,1**
Liberty Group Properties	**24,6**	24,0	**2,5**
Liberty Healthcare	**(0,5)**	29,8	**(101,7)**
STANLIB	**38,7**	56,2	**(31,1)**
Astute Financial Services Exchange	**(0,7)**	(1,0)	**30,0**
	199,9	159,6	**25,3**

The shareholders' trading portfolio in **Electric Liberty** recorded a profit of R47,2 million for the year ended 31 December 2003 compared to R14,9 million in 2002. A loss in respect of the MyLife/Freestyle operations of R1,7 million was incurred for the year ended 31 December 2003 as part of the winding up of these discontinued operations. A loss of R39,7 million in respect of the discontinued Freestyle loyalty programme and the MyLife financial planning facility was incurred in 2002.

Liberty Ermitage Jersey contributed R43,0 million to group headline earnings for the year ended 31 December 2003 compared with R27,9 million in respect of 2002, an increase of 54,1%. Headline earnings of Liberty Ermitage in Pounds Sterling increased by 97,0% from £1,8 million in 2002 to £3,5 million in 2003. These earnings were converted to Rand at average exchange rates of R12,32 for 2003 and R15,72 for 2002. Investment deficits on Liberty Ermitage shareholder assets and currency translation losses (not included in headline earnings) amounted to R33,9 million for the year ended 31 December 2003 compared with R95,1 million for 2002.

Liberty Ermitage Jersey assets under management:

	2003 $m	2002 $m	% change
Hedge funds	**1 292,7**	806,8	60,2
Multi-manager	**1 140,0**	613,6	85,8
Single manager	**152,7**	139,2	9,7
Other	**-**	54,0	-
Long-only funds	**1 059,5**	791,6	33,8
Money funds	**600,3**	667,3	(10,0)
Total assets under management	**2 952,5**	2 265,7	30,3
Third party funds as a percentage of total funds	**41,0%**	44,0%	

Assets under management increased by US$686,8 million to US$2,95 billion since 31 December 2002, mainly due to the strong growth in multi-manager hedge funds - driven by the successful launches of the Strategic Partners Fund and the Global Strategy Fund.

Net income after tax of **Liberty Group Properties** for the year ended 31 December 2003 of R24,6 million increased marginally from R24,0 million in 2002. Liberty Group Properties manage the Liberty group's property portfolio, details of which are contained in note 7 and note 12 to the financial statements. New and renewed lease agreements concluded for the year amounted to R1,4 billion (2002 – R910,4 million). Current vacancies in the portfolio are up to 13,9% for the year ended 31 December 2003 compared with 12,1% for the year ended 31 December 2002 and these vacancies have been taken into account for purposes of valuing the property portfolio at 31 December 2003.

Liberty Healthcare incurred a loss of R0,5 million for the year ended 31 December 2003 against a R29,8 million profit for 2002. These numbers are however not comparable due to the restructuring of Liberty Healthcare, which started in 2002 with the outsourcing of the administration to Medscheme. The only remaining activity in Liberty Healthcare is a marketing function in support of Medscheme.

STANLIB contributed R38,7 million to Liberty's headline earnings for the year ended 31 December 2003 compared with R56,2 million in respect of 2002. STANLIB's after tax earnings attributable to ordinary and preference shareholders for the year ended 31 December 2003 of R80,0 million were 28,8% lower than the R112,4 million recorded for 2002. Normalised earnings, ignoring the effect of merger, integration and non-recurring costs, increased by 3,7% from R131,1 million in 2002 to R136,0 million in 2003. During 2003 a rationalisation and organisational restructure resulted in a decrease in headcount of 98 people. The cost of retrenchments included in merger, integration and non-recurring costs amounted to R15,9 million. It is anticipated that the reduction in headcount will translate into annualised cost savings of approximately R30,0 million.

STANLIB's assets under management and funds under administration (after eliminating common assets)

	2003 Rbn	2002 Rbn	% change
Policyholder funds	**59**	53	12,0
Segregated funds	**55**	48	14,6
Single manager unit trusts	**40**	29	37,9
Structured products and other	**24**	19	26,3
Total assets under management and funds under administration	**178**	149	18,8
Money market funds as a percentage of total funds	**14,3%**	11,0%	

Income on shareholders' listed investments

Dividends from listed investments were 17,5% down at R32,9 million in 2003 due to lower dividend income from SABMiller (as a result of the conversion of flat US Dollar denominated dividends into a stronger Rand) and GoldFields as a result of a lower shareholding (following the sale of 2,5 million shares in 2002 and 1 million shares in 2003).

Income on other shareholders' assets

Income from other investments for the year ended 31 December 2003 increased by 30,3% from R233,7 million in 2002 to R304,4 million in 2003. Income on cash, unit trusts and preference shares increased by 27,4% from R100,8 million in 2002 to R128,4 million in 2003 as a result of higher levels of investment in these categories of assets. Income on the share of the pooled portfolios and unlisted investments increased by 14,6% from R171,1 million in 2002 to R196,0 million in 2003.

The preference dividend of R95,2 million to Standard Bank increased by 16,2% and is attributable to a corresponding increase in embedded product bancassurance sales. The preference dividend represents Stanbank's 90% entitlement of the profits on simple products and 50% entitlement on complex products.

2. Total earnings

Total earnings of R1 161,7 million for the year ended 31 December 2003 increased by 5,7% from R1 098,8 million for the year ended 31 December 2002. In accordance with AC 133, all realised gains and losses on shareholders' funds are included in total earnings while unrealised gains and losses on shareholders' funds are included directly in equity. Unrealised losses (net of unrealised gains recycled on disposal) included in total earnings for 2002 amounted to R450,7 million and would have been taken directly to equity had AC 133 permitted restatements of comparatives. A goodwill impairment charge of R62,4 million was raised in the first half of the year in respect of the UK's Hightree Financial Services. Total earnings per share in 2003 increased by 5,3% to 424,0 cents.

3. Investment returns

The improvement in the JSE All Share index in the last quarter of 2003 had a positive impact on the shareholders' participation in 10% of capital bonuses. This participation is best approximated with reference to a weighted policyholder investment portfolio return calculated specifically for this purpose, which was 12,5% for the year ended 31 December 2003 and compares with a negative return of 9,5% for 2002 and the actuarial assumption in 2003 of 12,3%

Negative investment market returns in Rand terms in the foreign portfolio (-3,1%) can be ascribed to the strengthening of the rand compared to all major foreign currencies during 2003 notwithstanding strong investment performance in foreign currencies.

STANLIB Asset Management produced investment returns that beat their benchmarks in both the equity (by 1,2%) and bond (by 2,3%) component portfolios of the policyholder funds, while the international component portfolio return was slightly below its benchmark. The Preferred Assets portfolio, which is a good proxy for the performance of assets attributable to policyholder liabilities administered by STANLIB, delivered a return of 14,9% for the year. Over the past five years, the portfolio reflects a compound annual return of 18,3%.

Investment returns



15%
12%
9%
6%
3%
0%
-3%
-6%
-9%
-12%
-15%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Year-to-date return 2002
Year-to-date return 2003
Actuarial assumption 2003

4. New business



12000
10000
8000
6000
4000
2000
0
+22,2%
+2,0%
+15,1%
+3,2%
+20,7%
+11,3%
+23,5%
+4,8%
1999
2000
2001
2002
2003
Total new business (CAGR: 10,3%)
Indexed new business (CAGR: 14,8%)

Indexed new business of R3 807,8 million for the year ended 31 December 2003 increased by 4,8% from R3 634,2 million in 2002, while total new business increased by 3,2% from R11 300,6 million for the year ended 31 December 2002 to R11 667,0 million in 2003.

Total new recurring premiums of R2 934, 6 million were 5,5% higher than in 2002 while total new single premiums of R8 732,4 million were 2,5% higher than in 2002.

The slower growth in new business (compared with previous years) reflects the impact that the volatile investment markets and the strong Rand have had on the demand for single premium investments (especially equity type products). Liberty's new recurring business increase resulted mainly from increases in retirement annuity, preserver business and automatic increases as well as a demand for low risk products, especially property-backed products with stable returns. STANLIB's investment return track record over three to five years was valuable in attracting new funds.

Analysis of new business

	Single premiums and inflows		Recurring premiums and inflows		Total		
	2003	2002	**2003**	2002	**2003**	2002	%
	Rm	Rm	**Rm**	Rm	**Rm**	Rm	Change
Total corporate benefits	**1 924,5**	1 182,5	**431,1**	425,8	**2 355,6**	1 608,3	46,5
Index					**623,6**	544,1	14,6
Total individual	**6 807,9**	7 335,7	**2 503,5**	2 356,6	**9 311,4**	9 692,3	(3,9)
Liberty individual	**5 792,9**	5 958,3	**1 929,2**	1 861,4	**7 722,1**	7 819,7	(1,2)
Charter Life individual	**1 015,0**	1 377,4	**574,3**	495,2	**1 589,3**	1 872,6	(15,1)
Index					**3 184,3**	3 090,2	3,0
Total new business	**8 732,4**	8 518,2	**2 934,6**	2 782,4	**11 667,0**	11 300,6	3,2
Change	**2,5%**		**5,5%**		**3,2%**		
Total new business index					**3 807,8**	3 634,2	4,8

Total 2003 bancassurance new business premiums decreased by 16,0% from R3 164,4 million in 2002 to R2 659,3 million in 2003. On an indexed basis, bancassurance new business increased by 5,5%. Complex (high advice) product sales decreased by 19,9% while embedded product sales (mostly credit life and funeral policies) increased by 24,2%.

Total Liberty group share of Standard Bank Financial Consultants (SBFC) new business decreased marginally to 84,1% at 31 December 2003 compared with 84,3% at 31 December 2002. Liberty Personal Benefits increased its share from 44,7% to 58,9% while Charter Life's share reduced from 38,5% to 25,2% at 31 December 2003.

New business net of natural increases

	Single premiums and inflows		Recurring premiums and inflows		Total		
	2003	2002	**2003**	2002	**2003**	2002	%
	Rm	Rm	**Rm**	Rm	**Rm**	Rm	Change
Total corporate benefits	**1 924,5**	1 182,5	**240,6**	236,1	**2 165,1**	1 418,6	52,6
Index					**433,1**	354,4	22,2
Total individual	**6 807,9**	7 335,7	**1 946,4**	1 895,3	**8 754,3**	9 231,0	(5,2)
Liberty individual	**5 792,9**	5 958,3	**1 416,2**	1 434,0	**7 206,1**	7 392,3	(2,5)
Charter Life individual	**1 105,0**	1 377,4	**533,2**	461,3	**1 548,2**	1 838,7	(15,8)
Index					**2 627,2**	2 628,9	(0,1)
Total new business	**8 732,4**	8 518,2	**2 187,0**	2 131,4	**10 919,4**	10 649,6	2,5
Change	**2,5%**		**2,6%**		**2,5%**		
Total new business index					**3 060,2**	2 983,2	2,6

5. Market share

The Liberty group's share of the total South African recurring individual new business market according to the Life Offices' Association statistics as at 30 September 2003 including Charter Life remained at 23,5% (compaired to 31 December 2002), while its share of the single premium individual new business market grew from 20,2% at 31 December 2002 to 22,4% at 30 September 2003.

6. Value of new business

The value of new business increased by 0,7% from R604,6 million for 2002 to R608,9 million for 2003 and the new business margin was maintained at 20%.


New business margins
25%
20%
15%
10%
5%
0%
22%
22%
11%
8%
20%
20%
Individual
Corporate
Total
2002
2003

The decrease in the value of new business for Liberty Corporate Benefits from R41,6 million in 2002 to R36,0 million in 2003 is a result of high acquisition costs relative to the volume of business written. The new business margin decreased to 8,0% for the year ended 31 December 2003 compared with 11,2% in 2002.

7. Net cash inflow from insurance operations


5000
4000
3000
2000
1000
0
1 621,9
3 378,5
2 930,6
4 501,3
4 497,0
1999
2000
2001
2002
2003

Net cash inflows from insurance operations of R4 497,0 million for 2003 decreased by 0,1% on the R4 501,3 million for 2002. Total inflows increased by 10,4% from R16 415,1 for 2002 to R18 121,8 million for 2003, while total claims, policyholders' benefits and payments under investment contracts increased by 14,4% from R11 913,8 million for 2002 to R13 624,8 million for 2003. Liberty's number of in-force polices increased by 42 745 policies for the year ended 31 December 2003.

Net cash inflows from insurance operations

	2003 Rm	2002 Rm	Increase/ (decrease)	% Change
Premiums and investment contract inflows	**18 121,8**	16 415,1	1 706,7	10,4
Liberty individual	**11 445,5**	11 078,3	367,2	3,3
Liberty corporate benefits	**4 565,5**	3 038,7	1 526,8	50,2
Charter Life	**2 110,8**	2 298,1	(187,3)	(8,2)
Claims, policyholders' benefits and payments under investment contracts	**(13 624,8)**	(11 913,8)	1 711,0	14,4
Liberty individual	**(9 005,7)**	(8 369,9)	635,8	7,6
Liberty corporate benefits	**(3 189,0)**	(2 248,2)	940,8	41,8
Charter Life	**(1 430,1)**	(1 295,7)	134,4	10,4
Net cash inflow	**4 497,0**	4 501,3	(4,3)	(0,1)

Liberty individual business net cash inflows decreased by R268,6 million (9,9%) from R2 708,4 million for 2002 to R2 439,8 million for 2003. Policy maturities increased by 19,6%, policy surrenders increased by 3,9% and death and disability claims decreased by 1,3%.

Charter Life individual business net cash inflows decreased by R321,7 million (32,1%) from R1 002,4 million for 2002 to R680,7 million in 2003. Inflows decreased by 8,2% while outflows increased by 10,4% (as a result of increased death and disability claims and policy maturities). Surrender claims and annuity payments decreased by 0,8% and 1,4% respectively. Recurring premium income and investment contract inflows increased by 18,0% (mostly simple bancassurance products) for 2003 compared with 2002 while single premiums decreased by 27,1%.

Net cash inflows of corporate benefits increased by R586,0 million (74,1%) for 2003 from R790,5 million in 2002 to R1 376,5 million in 2003. This resulted from a 50,2% increase in premiums and investment contracts inflows offset by a 41,8% increase in claims, policyholders' benefits and payments under insurance contracts for 2003. Corporate recurring premiums increased by 13,5% over 2002 while single premiums increased by 107,9%. The increase in single premiums included R532,0 million from the inclusion of the acquired Investec Employee Benefits ("IEB") book of business in 2003.

8. Management expenses

	2003 Rm	2002 Rm	% Change
Total group expenditure as per the annual financial statements	**1 860,9**	1 690,9	10,1
Less subsidiary company expenditure as per the financial statements	**381,8**	462,6	(17,5)
Total company expenditure as per the financial statements	**1 479,1**	1 228,3	20,4
Company recurring insurance expenses	**1 281,8**	1 150,6	11,4
Comprising:			
Individual business	**935,1**	864,4	8,2
Corporate benefits business	**346,7**	286,2	21,1

Group expenditure for 2003 of R1 860,9 million increased by 10,1% from R1 690,9 million in 2002. The rationalisation of operations in Electric Liberty and Liberty Healthcare, which started in 2002 resulted in year-on-year reductions in costs of R38,3 million and R81,8 million respectively.

Total company expenses of R1 479,1 million (including non-recurring expenses of R111,3 million) increased by 20,4% from R1 228,3 million in 2002. Non-recurring expenses, excluded from the calculation of costs per policy and embedded value, comprised:

- retrenchement and discontinued salary costs,
- previously incurred corporate activity costs (now expensed),
- a provision required to cover an estimated adjustment in the Liberty Pension Fund as a result of initial calculations of the surplus apportionment in terms of the Pension Fund Second Amendment Act 39 of 2001,
- the increase in the group's post-retirement medical liability,
- retention bonuses,
- non-capitalised renovation costs and
- intangible asset impairments as well as other provisions.

Corporate Benefits expenses for 2003 included R33,0 million in respect of the Investec Employee Benefits (IEB) business acquired. These costs were incurred for only 3 months from 1 October 2003.

Costs per policy

Renewal expenses per policy increased by 6,5%, aided by the uplift of the year-to-date policy count. This increase is in line with the actuarial assumption for expense inflation used in the Financial Soundness Valuation calculation of the policyholder liabilities at 31 December 2002. Acquisition costs per policy increased by 7,2%. No material capitalised expense profits or losses have been included in the operating profit for the year ended 31 December 2003.

Headcount

Group headcount (including SBFC) increased by 173 heads (2,8%) since 31 December 2002 as a result of the inclusion of 244 IEB staff (251 at take-on in October 2003). Group headcount (excluding the sales force) increased by 119 or 3,5% mainly as a result of the IEB acquisition, offset by the retrenchments that occurred during 2003.

9. Embedded value

Embedded value at 31 December 2003 amounted to R15 816,9 million or R57,58 per share (R55,28 at 31 December 2002). Shareholders' funds increased from R8 588,1 million at 31 December 2002 to R8 782,2 million at 31 December 2003, while the net value of in-force business increased from R5 700,4 million at 31 December 2002 to R6 493,8 at 31 December 2003 and the fair value adjustment decreased from R838,1 million at 31 December 2002 to R540,9 million at 31 December 2003. The fair value adjustment for 2003 includes a deduction of the carrying value of the purchase consideration of the business acquired from Investec Employee Benefits in order to avoid duplication of that amount which has been included in Liberty's embedded value of in-force business at 31 December 2003. The fair value of STANLIB has been determined with reference to the price obtained for the sale of 25,2% of STANLIB to the black empowerment consortium led by Safika (Pty) Limited during 2003. In addition, the price/earnings multiple used for the valuation of Liberty Ermitage has been reduced from 15 to 10 in order to reflect a more conservative valuation of the business taking general market conditions into account.

10. Shareholders' funds

Shareholders' funds increased by R194,1 million from R8 588,1 million at 31 December 2002 to R8 782,2 million at 31 December 2003.

Group funds invested	**2003 Rm**	2002 Rm
Charter Life	**885,6**	698,2
Financial services operations	**1 137,5**	1 232,1
Listed investments	**1 303,6**	1 250,6
Other investments	**5 455,5**	5 407,2
Total	**8 782,2**	8 588,1

The decrease in financial services operations stems from the reduction in carrying value of Liberty's share of STANLIB, following the sale of 25,2% of STANLIB to the Safika consortium.

The increase of R53,0 million in listed investments reflects the increase in SABMiller's share price and additional investments purchased in 2003 as part of the active management of shareholders' funds. The capital management committee regularly reviews both the mix and levels of capital. The value of the investment in GoldFields decreased as a result of the 20,4% decline in the share price, as well as the sale of 1 million GoldFields shares during 2003 at an average of R102,80 per share. A 6 month call option was written over a further 1 million GoldFields shares. Two million Edcon shares were also sold at R86,33 on 18 September 2003 thereby reducing the historically overweight position in this counter.

Other investments have increased marginally from R5 407,2 million at 31 December 2002 to R5 455,5 million at 31 December 2003. The value of the Liblife Jersey convertible bond liability decreased by R532,3 million from R2 032,1 million at 31 December 2002 to R1 499,8 million at 31 December 2003 due to the appreciation of the Rand against the US Dollar, with the matching foreign currency offshore deposits decreasing similarly from R2 037,6 million at 31 December to R1 560,0 million at 31 December 2003. Fixed assets and working capital decreased from R1 931,9 million at 31 December 2002 to R1 708,9 million at 31 December 2003, while the shareholders' share of the pooled portfolios decreased by R440,4 million from R1 953,6 million at 31 December 2002 to R1 513,2 million at 31 December 2003.

Unlisted investments reduced to R76,6 million at 31 December 2003 from R338,7, primarily due to the winding down of Libsil Holdings as part of a rationalisation transaction, which resulted in the underlying investments previously held in this entity being moved directly to Liberty Group Limited. This reflects in part the increase in cash, preference shares and unit trusts which have increased by R919,1 million from R1 177,5 million at 31 December 2002 to R2 096,6 million at 31 December 2003. The balance resulted from an increased direct holding in unit trusts, which were transferred from the share of pooled portfolios during August 2003.

11. Capital adequacy

The capital adequacy requirement (CAR) for the Group increased by 19,1% from R2 856,6 million at 31 December 2002 to R3 402,7 million at 31 December 2003. Charter Life's CAR increased by R154,1 million largely due to the re-modelling of investment guarantees. The Group capital adequacy multiple decreased from 3,0 times at 31 December 2002 to 2,6 times at 31 December 2003. The capital management committee continuously evaluates the appropriateness of this level of cover and even though the level of cover is considered to be high, there are factors that currently prevent a distribution of excess capital to shareholders.

12. Dividend

As a result of the continued strong cash inflows experienced during 2003 as well as a positive outlook on the business and notwithstanding that headline earnings were 11,2% lower than in 2002, the final dividend for the year ended 31 December 2003 was maintained at 116,0 cents per share.

Cents per share	**2003**	2002	% change
Interim dividend	**162,0**	162,0	
Final dividend	**116,0**	116,0	
Total dividend	**278,0**	278,0	

Dividend cover for 2003 on this basis is 1,3 times headline earnings per share.



Deon de Klerk CA (SA)
Chief financial officer

Johannesburg
2 March 2004

report of the statutory actuary



Mahlohonolo (Carl) Lebina,
Andrew Lonmon-Davis and Rosey Letlhatlhe

Consolidated actuarial balance sheet at 31 December	Group 2003 Rm	Group 2002 Rm
Assets		
Total assets as per balance sheet	**96 557,9**	86 260,1
Less liabilities	**87 775,7**	77 672,0
Policyholder liabilities	**83 839,6**	73 595,6
Liabilities under insurance contracts	**56 296,0**	
Liabilities under investment contracts	**27 543,6**	
Other liabilities	**3 936,1**	4 076,4
Excess of assets over liabilities	**8 782,2**	8 588,1
Represented by:		
Shareholders' funds	**8 782,2**	8 588,1
Capital adequacy requirement	**3 402,7**	2 856,6
Capital adequacy requirement: times covered	**2,6**	3,0

1. Certification

I have conducted an investigation into the financial position of Liberty Group Limited (Company) at 31 December 2003. I certify that the actuarial valuation was carried out on the basis described below in accordance with Generally Accepted Actuarial Standards and the guidance notes on the Financial Soundness Valuation issued by the Actuarial Society of South Africa (including PGN 103, PGN 104 and PGN 110). In my opinion, the Company was financially sound at the valuation date and is likely to remain financially sound for the foreseeable future. It is also my opinion that the statutory actuary's report, read together with the annual financial statements fairly presents the financial position of the Company at 31 December 2003.

I am satisfied that the basis used to value the liabilities is consistent with the basis used for the valuation of the assets.

2. Analysis of change in excess assets

	Group	
	2003	2002
	Rm	Rm
The excess of the value of assets over the value of liabilities has changed as follows over the year:		
Excess assets as at end of the year	**8 782,2**	8 588,1
Excess assets as at beginning of the year	**8 588,1**	8 345,8
Change in excess assets over the year	**194,1**	242,3
This change in excess assets is due to the following items:		
Investment return generated by shareholders' funds		
Investment income	**816,1**	788,7
Capital appreciation	**315,4**	52,4
Total investment return	**1 131,5**	841,1
Operating profit	**672,8**	830,6
Changes in valuation bases/methods/assumptions	**46,7**	58,5
Goodwill amortisation	**(77,7)**	(13,6)
Shareholders' tax	**(182,0)**	(147,6)
Management expenses	**(334,4)**	(388,3)
Preference dividend in subsidiary	**(95,2)**	(81,9)
Total earnings	**1 161,7**	1 098,8
Restatement of opening retained surplus on implementation of AC 133	**(91,5)**	
Subscription for shares	**38,9**	44,1
Investment gains taken directly against reserves as a result of adoption of AC 133 (net of CGT)	**(130,2)**	
Dividends paid	**(760,9)**	(851,0)
Translation difference relating to equity component of the convertible bonds	**(23,9)**	(49,6)
Total change in excess assets	**194,1**	242,3

3. Description of valuation basis, notes and comments

Valuation basis for actuarial value of investments

Investments have been valued as set out in the accounting policies.

Valuation basis for actuarial liabilities under unmatured policies

In general, provision was made for the best estimate of future experience, plus prescribed margins as required in terms of guidance note PGN 104 issued by the Actuarial Society of South Africa, plus additional second-tier margins.

The best estimate assumptions relating to future mortality, morbidity, withdrawals and maintenance expenses were derived from and are consistent with recent experience obtained from various detailed investigations carried out during 2003. In setting the assumptions, provision was made for the expected increase in AIDS-related claims and for the effect of future inflation in maintenance expenses at 5,50% p.a. (2002: 6,75% p.a.) or 6,05% p.a. after the addition of the prescribed margin.

Future investment returns were related to the medium-term government stock interest rate prevailing at the valuation date and were set at 11,0% p.a. (2002: 12,3% p.a.) taking into account the asset mix of the fund. The before-tax discount rate was set at the same rate. Future tax and tax relief were allowed for at rates and on bases applicable to Section 29A of the Income Tax Act and full allowance has been made for capital gains tax.

The best estimate assumptions were strengthened by the addition of prescribed margins and further second-tier margins were added so that the shareholders' participation in profits emerges in the year in which it is earned. These second-tier margins include an allowance for the shareholders' participation in the reversionary and terminal bonus expected to be declared each year in respect of with-profit business, an allowance for the shareholders' participation in the bonus expected to be declared and a portion of the management fees levied under certain classes of market related business, and an allowance for further deviations in risk experience such as additional mortality arising from AIDS. In addition, a second-tier margin was established at 31 December 2003 in respect of minimum investment guarantees following the implementation of a stochastic valuation basis.

Liabilities for individual market related policies where benefits are dependent on the performance of underlying investment portfolios (including business with stabilised bonuses where bonuses were taken at full value) were taken as the aggregate value of the policies' investment in the investment portfolio at the valuation date, reduced by the excess of the present value of the expected future risk and expense charges over the present value of the expected future risk benefits and expenses on a policy by policy cash flow basis.

Reversionary bonus and the major non-profit classes of policies were valued by discounting the expected future cash flows at a rate of 10,62% p.a. (2002: 11,92% p.a.), being a market related rate of interest reduced by an allowance for investment expenses and the relevant prescribed margin.

Policyholder reasonable benefit expectations have been allowed for as follows:

- In respect of reversionary bonus business by allowing for the bonus rates at the latest declared rates; and
- In respect of market related business by assuming a bonus rate supported by the investment returns assumed in the valuation.

Annuity business was valued by discounting annuity instalments and expenses at 9,11% p.a. (2002: 10,28% p.a.) being the rate of return yielded by the matching assets, reduced by an allowance for investment expenses and the relevant prescribed margin.

Liabilities for group benefit policies (including policies where the bonuses are stabilised) were established as the value of the policies' investment in the respective investment portfolios, including the face value of all bonuses (vested and unvested) declared in respect of periods up to the valuation date.

In respect of with-profit business where bonuses are stabilised, bonus stabilisation reserves are held arising from the difference between the after-tax investment performance of the assets net of the relevant management fees and the rate of bonus declared. As a result of the investment return achieved by the underlying investment portfolios exceeding the declaration of smoothed bonuses for the year, the amount of the negative bonus stabilisation reserves existing at 31 December 2002 reduced during 2003. The only negative stabilisation reserve at 31 December 2003 amounted to R34,1 million (2002: R72,7 million). In aggregate the total stabilisation reserves are substantially positive.

A reserve for minimum investment return guarantees was calculated on a stochastic basis in accordance with PGN 110.

The liability held in respect of each policy classified as an investment contract in terms of AC 133 was not less than its surrender value.

Capital adequacy requirements

Investigations were carried out to determine the amount of the capital adequacy requirement (CAR), which provides for adverse variations in experience including an allowance for a deterioration in mortality experience arising from the AIDS pandemic. These investigations were carried out in terms of the guidance notes issued by the Actuarial Society of South Africa.

In the calculation of the investment resilience element of the capital adequacy requirement, it was assumed that equity asset values would decline by 30%, property values by 15%, and fixed interest asset values by 16%. No management action was assumed in the capital adequacy requirement calculation.

In the calculation of CAR, the termination capital adequacy requirement (TCAR) exceeded the ordinary capital adequacy requirement (OCAR), and thus the capital adequacy requirement has been based on the TCAR calculation. An allowance for AIDS is also included in the TCAR.

I am satisfied that the excess of assets over liabilities is sufficient to meet these capital adequacy requirements which amounted to R3 402,7 million at 31 December 2003 (R2 856,6 million at 31 December 2002).

Material changes in valuation basis since the previous report

Effective 1 January 2003, policies classified as investment contracts in terms of AC 133 were valued at a minimum of their surrender value. This resulted in an increase in liabilities of R130,8 million which was met by a transfer from retained earnings at 1 January 2003.

Investment return guarantees were valued at 31 December 2003 in accordance with PGN 110. The effect of the implementation of this new stochastic basis together with the second-tier margin was to increase reserves by R51,6 million.

Modelling and other changes were made to the valuation to re-align valuation assumptions with expected future experience. These changes resulted in a net decrease in reserves of R41,2 million. In addition, adjustments were made to interest rate and inflation rate assumptions to maintain consistency between the value of liabilities and the market value of assets.

4. Charter Life Insurance Company Limited

Actuarial balance sheet at 31 December	**2003 Rm**	2002 Rm
Assets		
Total assets as per balance sheet	**8 905,7**	7 724,0
Less liabilities	**8 019,0**	7 024,8
Policyholder liabilities	**7 577,3**	6 799,7
Liabilities under insurance contracts	**6 719,3**	
Liabilities under investment contracts	**858,0**	
Other liabilities	**441,7**	225,1
Excess of assets over liabilities	**886,7**	699,2
Represented by:		
Shareholders' funds	**886,7**	699,2
Capital adequacy requirement	**343,6**	189,5
Capital adequacy requirement: times covered	**2,6**	3,7

In regard to the financial position of the policyholder assets of Charter Life Insurance Company Limited, a wholly owned subsidiary of Liberty Group Limited, the investigation was conducted by the Statutory actuary of Charter Life Insurance Company Limited who has certified that the assets are sufficient to meet the liabilities that will emerge under existing policies and to cover the capital adequacy requirements of that company at 31 December 2003, such values having been determined in accordance with Generally Accepted Actuarial Standards and the Actuarial Society of South Africa guidance notes.

Material changes in valuation basis since the previous report

Modelling and other changes were made to the valuation to re-align valuation assumptions with expected future experience. These changes together with the calculation of reserves in terms of PGN 110 resulted in a net decrease in reserves of R57,1 million.



A C Lonmon-Davis BSc (Hons), FFA, FASSA
Statutory actuary

Johannesburg
2 March 2004

report of the independent auditors on the Group embedded value

To the directors of Liberty Group Limited

We have audited the Group embedded value report for the year ended 31 December 2003 on pages 59 to 63 which has been prepared in accordance with the embedded value basis set out in paragraphs 1 and 6. This report should be read in conjunction with the audited annual financial statements where the policyholder liabilities are calculated on the financial soundness valuation basis, which is on pages 34 to 40, pages 54 to 57 and pages 65 to 118.

Respective responsibilities of directors and auditors

The directors are responsible for the annual financial statements, as described on page 32 as well as the Group embedded value report. Our responsibilities in relation to the annual financial statements are set out on page 33.

Our responsibilities, as independent auditors, in relation to the Group embedded value report are as set out in our letter of engagement agreed with the directors dated 28 November 2003, to report to the directors our opinion as to whether the Group embedded value report is in all material respects in accordance with the embedded value basis set out in paragraphs 1 and 6 of the Group embedded value report.

Basis of audit opinion

We conducted our audit in accordance with Statements of South African Auditing Standards. Our audit included examination, on a test basis, of evidence supporting the amounts and disclosures in the Group embedded value report. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the Group embedded value report, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group embedded value report is free from material misstatement whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group embedded value report.

Opinion

In our opinion the Group embedded value at 31 December 2003 and the embedded value profits for the year then ended are, in all material respects, in accordance with the basis set out in paragraphs 1 and 6 of the Group embedded value report.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
2 March 2004

group embedded value report

Group embedded value at 31 December 2003 and the value of new business written during 2003 in respect of Liberty Group Limited and its wholly owned subsidiary Charter Life Insurance Company Limited

1. Introduction

The embedded value is a determination of the economic value of a life insurance company before making allowance for any value which may be attributed to future new business.

The embedded value consists of shareholders' net assets at fair value together with the discounted value of the projected stream of future after-tax shareholder profits arising from existing in-force business less a charge for the cost of capital incurred in meeting the solvency requirements of the business.

The cost of solvency capital is the present value of the difference between the assumed net investment return and the discount rate as applied to the assets supporting the projected capital adequacy requirements. The capital adequacy requirement is backed fully by equity investments.

The value of the new business written over the year is the present value, at the time of sale, of the projected stream of after-tax profits from that business.

The economic value of the company may be derived by adding to the embedded value an allowance for the value of future new business, often calculated as a multiple of the value of new business written over the past year.

2. Embedded value and value of new business

	31 December 2003 Rm	31 December 2002 Rm
Risk discount rate	**11,50%**	12,75%
Shareholders' net assets	**8 782,2**	8 588,1
Net value of life business in force	**6 493,8**	5 700,4
Value of life business in force	**6 685,5**	5 837,0
Cost of solvency capital	**(191,7)**	(136,6)
Fair value adjustment	**540,9**	838,1
Embedded value	**15 816,9**	15 126,6
Value of life business written in the year		
Net of cost of solvency capital	**608,9**	604,6
Gross of cost of solvency capital	**624,9**	618,2
Cost of solvency capital	**(16,0)**	(13,6)
New Business index excluding natural increases	**3 060,2**	2 983,2
New business margin	**19,9%**	20,3%

The value of new business is the value at the point of sale derived from the new business premium income net of natural increases as shown in note 23 on the financial statements. Note 23 also defines the new business index.

3. Sensitivity to risk discount rates and other assumptions

In order to indicate sensitivity to varying assumptions the value of life business in force less cost of solvency capital, and the value of new business written are shown below for various changes in assumptions. Each value is shown with only the indicated parameter being changed.

	Value of life business in-force less cost of solvency capital at 31 December 2003 Rm	Value of new Business written in 2003 Rm
Base value	**6 493,8**	**608,9**
Embedded value	**6 685,5**	**624,9**
Cost of capital	**(191,7)**	**(16,0)**
Risk discount rate increased by one percentage point to 12,5%	**5 835,1**	**516,0**
Embedded value	**6 196,2**	**546,4**
Cost of capital	**(361,1)**	**(30,4)**
Risk discount rate decreased by one percentage point to 10,5%	**7 192,1**	**717,6**
Embedded value	**7 196,6**	**718,0**
Cost of capital	**(4,5)**	**(0,4)**
Future investment returns reduce by one percentage point, with bonus rates changing commensurately	**5 604,7**	**495,8**
Embedded value	**5 961,0**	**525,5**
Cost of capital	**(356,3)**	**(29,7)**
Withdrawal rates increase by 10%	**6 143,3**	**548,1**
Embedded value	**6 335,0**	**564,1**
Cost of capital	**(191,7)**	**(16,0)**
Policy acquisition and maintenance expenses (other than commissions) increased by 10%	**6 139,8**	**515,8**
Embedded value	**6 331,5**	**531,8**
Cost of capital	**(191,7)**	**(16,0)**
New Business acquisition expenses (other than commissions) increased by 10%		**558,7**
Embedded value		**574,7**
Cost of capital		**(16,0)**
Assurance mortality and morbidity increase by 10%, annuity mortality decrease by 10%	**5 743,3**	**522,3**
Embedded value	**5 935,0**	**538,3**
Cost of capital	**(191,7)**	**(16,0)**

These values illustrate mainly the effect of negative changes in assumptions.

The effect of positive changes in the assumptions to the same extent would be to increase the values by a similar amount to the reductions indicated above.

4. Embedded value profits

Embedded value profits, being the change in the embedded value over the year increased by any dividends paid and capital reductions during the year and decreased by any capital raised during the year, provide a measure of a company's financial performance over the year.

	12 months to	
	31 December 2003 Rm	31 December 2002 Rm
Embedded value at the end of the year	**15 816,9**	15 126,6
Less capital raised	**(38,9)**	(44,1)
Plus dividends paid	**760,9**	851,0
Less embedded value at the beginning of the year	**(15 126,6)**	(14 767,4)
Embedded value profits	**1 412,3**	1 166,1
Return on shareholders' net assets	**16,4%**	14,0%
Return on embedded value	**9,3%**	7,9%

5. Analysis of embedded value profits

An analysis of the components of embedded value profits for the year ended 31 December is summarised below.

	2003 Rm	2002 Rm
Investment return on shareholders' net assets and fair value adjustment	**86,2**	(311,5)
Translation gains/(losses) in respect of foreign assets	**(48,0)**	(189,0)
Other investment returns on shareholders' assets	**256,2**	(122,5)
Deduction of the carrying value of Investec Employee Benefits, included within the value of life business in force	**(122,0)**	
Net effect of changes required on the implementation of AC 133	**(1,7)**	
Expected return on value of life business	**741,4**	756,9
Investment experience variation on life business in-force	**107,8**	(696,8)
Other experience variations	**(68,4)**	155,2
Changes in economic assumptions	**239,5**	227,7
Changes in non-economic assumptions	**(10,4)**	260,5
Variation in tax		50,8
Value of new business	**608,9**	604,6
Changes in modelling methodology	**(291,0)**	118,7
Embedded value profits	**1 412,3**	1 166,1

6. Bases and assumptions

(i) Future investment returns on the major classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

	Investment return p.a.	
	2003	2002
Government stock	**9,5%**	10,75%
Equities	**11,5%**	12,75%
Property	**10,5%**	11,75%
(ii) The risk discount rate has been set equal to the investment return on equity assets	**11,5%**	12,75%
(iii) Maintenance expense inflation rate	**5,5%**	6,75%

(iv) The expected return on value of life business is obtained by applying the previous year's discount rate to the value of life business in force at the beginning of the year and the current year's discount rate for half a year to the value of new business.

(v) Tax has been allowed for on the Four Fund Tax basis with tax rates of 30%. Full tax relief on expenses to the extent permitted was assumed. Capital Gains Tax has been taken into account in the embedded value. Allowance has been made for future Secondary Tax on Companies.

(vi) Other bases, bonus rates and assumptions:

In general, parameters reflect best estimates of future experience, consistent with the valuation basis used by the statutory actuary, excluding any first- or second-tier margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

(vii) Basis of calculation of the fair value adjustment:

The fair value adjustment reflects the excess of the fair value over the value of the tangible net assets of entities as included in the shareholders' funds and removes the carrying value of the present value of in force business acquired from Investec Employee Benefits from shareholders' net assets (since it is included in the value of in force business).

This adjustment consisted of the following:

	31 December 2003 Rm	31 December 2002 Rm
Liberty Group Properties (Proprietary) Limited	**216,0**	240,0
Liberty Ermitage Jersey Limited	**140,0**	190,4
STANLIB Limited	**306,9**	407,7
Carrying value of in-force business acquired from Investec Employee Benefits	**(122,0)**	
	540,9	838,1

These items were calculated as follows:

In the case of Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited a price earnings ratio multiplier was applied to the net after tax recurring earnings of the subsidiaries. The multipliers used were 10 and 10 (2002: 10 and 15) respectively.

The fair value adjustment for STANLIB Limited has been determined with reference to the price obtained for the sale of 25,2% of STANLIB to the black empowerment consortium led by Safika (Proprietary) Limited during 2003. This effectively values STANLIB at R1,4 billion.

(viii) The amount of R1,7 million shown as the effect of changes required on the implementation of AC 133, being an increase in policyholders' liabilities of R130,8 million, is the result of:
- a reduction in shareholders' net assets of R91,5 million (R130,8 million before tax); and
- an increase in the value of the life business in-force of R89,8 million being the embedded value thereof.

(ix) The amount of R68,4 million shown for other experience variations arises mainly from:
- increased allowance for shareholders' recurring expenses;
- the termination of medical reinsurance business; offset by
- the Investec Employee Benefits initial embedded value; and
- other experience variations amounting to R21,6 million.

(x) The amount of R239,5 million shown for changes in economic assumptions arises from the change to a lower level of economic assumptions.

(xi) The amount of R291,0 million shown for the changes in modelling methodology arises mainly from:
- allowing more accurately for premium increases and paid-up policies on individual business;
- allowance for reinsurance in respect of corporate business in line with current practice; and
- refinements made to Charter Life's embedded value model.

(xii) Non-recurring expenses amounting to R111,3m were identified in 2003. These were largely due to discontinued salary costs, previously-incurred corporate activity costs (now expensed) and a provision required to cover the estimated adjustment in the Liberty pension fund as a result of initial calculations of the surplus apportionment in terms of the Pension Fund Second Amendment Act 39 of 2001. These expenses are included in the analysis of embedded value profits but do not form part of the future projections.



AC Lonmon-Davis BSc (Hons), FFA, FASSA
Statutory actuary

Johannesburg
2 March 2004

certification by the company secretary

In terms of Section 268 G(d) of the Companies Act, 1973, as amended, I certify that the Company has lodged with the Registrar of Companies all such returns as are required by the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date.

VE Barnard BCom

Company secretary

Johannesburg

2 March 2004

accounting policies

Basis of preparation

The accounting policies adopted by the Company and the Group comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value and the application of the equity method of accounting to investments in subsidiary companies and joint ventures. These accounting policies are consistent with those applied at 31 December 2002, except for the adoption of the accounting statement on Financial Instruments: Recognition and Measurement (AC 133), which became effective for financial years commencing on or after 1 July 2002.

The accounting policies adopted by the Company and the Group are as follows:

Basis of consolidation

The Group annual financial statements consolidate the financial statements of the Company and its subsidiaries. Subsidiaries are those enterprises in which the Group has the power to govern their financial and operating policies and in which the Group has more than 50% of the voting rights. The results of the subsidiaries are included from the date on which control is transferred to the Group (effective date of acquisition) and are no longer included from the date that control ceases (effective date of disposal). Gains or losses on disposal of subsidiaries are included in the income statement as investment gains or losses attributable to shareholders, but excluded from headline earnings. All subsidiaries have financial years ending 31 December and are consolidated to that date. The accounting policies for subsidiaries are consistent, in all material respects, with the policies adopted by the Group. Inter-company transactions and balances are eliminated on consolidation while losses which cannot be recovered are recognised in the Group accounts.

Investments in joint ventures are accounted for using equity accounting principles (refer to the interests in joint ventures accounting policy).

Interests in subsidiary companies

In the Company annual financial statements, interests in subsidiaries are accounted for using equity accounting principles. Goodwill is recognised separately in the balance sheet of the Company (refer to the goodwill accounting policy). Accordingly interests in subsidiaries are shown at net asset value in the Company balance sheet and the Company's share of the results of subsidiaries is reflected in the Company income statement as operating income from financial services operations.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and one or more parties undertake an economic activity, involving a corporation, partnership or other entity, that is subject to joint control. Investments in joint ventures are accounted for using equity accounting principles for the duration in which the Group has the ability to exercise joint control.

The Group's interests in joint ventures are carried on the balance sheet initially at cost and adjusted thereafter for post acquisition changes in the Group's share of net assets of the joint ventures. Goodwill in respect of joint ventures acquired is recognised separately in the balance sheet (refer to the goodwill accounting policy). The accounting policies for joint ventures are consistent, in all material respects, with the policies adopted by the Group.

In the Company annual financial statements, interests in joint ventures are also accounted for using equity accounting principles. Accordingly interests in joint ventures are shown at net asset value in the Company balance sheet and the Company's share of the results of joint ventures is reflected in the Company income statement as operating income or loss from financial services activities.

Foreign currencies

Transactions and balances

Transactions in foreign currencies are translated into South African Rands at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into South African Rands at the rates of exchange ruling at the balance sheet date. Any translation differences are included in the income statement in the year in which the differences occur.

Foreign operations

Foreign operations are operations of which the activities are an integral part of those of the reporting enterprise. Non-monetary assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the transaction date. Monetary assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign operations are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign operations are included in the income statement in the year in which the difference occurs, as investment gains or losses attributable to shareholders' or policyholders' funds as appropriate.

Foreign entities

Foreign entities are operations of which the activities are not an integral part of those of the reporting enterprise. Assets and liabilities of these entities are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign entities are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign entities are taken to revaluation and other reserves. On disposal, such differences are recognised in the income statement as part of the gain or loss on disposal.

Properties

Investment properties

Investment properties are held to earn rentals and for capital appreciation for the benefit of shareholders or policyholders as appropriate.

Owner-occupied properties

Owner-occupied properties are held for use in the supply of services or for administrative purposes. Owner-occupied properties attributable to policyholders are also held to earn rentals and for capital appreciation.

Properties under development

Properties under development are properties under construction that are not yet available to earn rentals or for capital appreciation or for use in the supply of services or for administrative purposes. Properties under development are reflected under a separate category within investment properties and form part of the carrying value on the balance sheet. Once construction is complete, the properties are transferred to investment properties or owner-occupied properties as appropriate.

Measurement

Both investment properties and owner-occupied properties are reflected at a valuation based on open-market fair value at balance sheet date, which is determined annually by independent registered professional valuators. The open-market fair value is based on the open-market net rentals for each property. Investment properties are not subject to depreciation whereas accumulated depreciation relating to owner-occupied properties is eliminated against the gross carrying amount of the assets, and the net amount restated to the revalued amount of the asset. The fair value movement on investment properties is included in the income statement as investment gains or losses in the period in which these gains or losses arise. Where properties are partly held to earn rentals or for capital appreciation and partly held for use in the production or supply of goods or services or for administrative purposes, the properties are accounted for in proportion to their use. Properties under development are reflected at cost.

Gains and losses

Unrealised gains or losses arising on the valuation of investment properties and realised gains or losses on disposal of investment properties are included in the income statement as investment gains or losses and are shown as attributable to policyholders' or shareholders' funds as appropriate. Any revaluation gains or losses on the revaluation of owner-occupied properties are taken directly to revaluation and other reserves.

Financial instruments

Financial assets

At initial recognition, management determines the appropriate classification of financial assets, attributable to shareholders or policyholders, as follows:

- Financial assets held for short-term profit taking are classified as financial instruments held for trading. Financial assets may also be classified as held for trading when initially recognised. Where this option has been elected, the financial assets are labeled as financial instruments at fair value (through net income).
- Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity where management has both the intent and ability to hold to maturity.
- Loans and receivables originated by the entity are financial assets that are created by the entity by providing money, goods, or services directly to a debtor, other than those that are originated with the intention of sale immediately or in the short term.
- Financial assets that are not classified as any of the above are classified as available-for-sale.

Policyholders' financial assets have been classified as financial instruments at fair value (through net income). Shareholders' financial assets, other than those which specifically qualify as held for trading financial assets, held-to-maturity investments or loans and receivables originated by the entity, have been classified as available-for-sale.

Financial liabilities

Policyholder contracts that do not transfer significant insurance risk are classified in the financial statements at fair value, with changes in fair value being accounted for in the income statement. These contracts are disclosed on the balance sheet as "Policyholder liabilities under investment contracts". The premiums and benefit payments relating to these investment contracts, have been excluded from the income statement and accounted for directly as part of the liability. Fees earned from these contracts are disclosed separately.

All policyholder contracts that transfer significant insurance risk are classified as insurance contracts. These contracts are valued in terms of the Financial Soundness Valuation (FSV) basis contained in PGN104 issued by the Actuarial Society of South Africa and are reflected as "Policyholder liabilities under insurance contracts".

The Group's statutory actuary calculates the Group's liabilities under insurance contracts and investment contracts annually at the balance sheet date in accordance with prevailing legislation, Generally Accepted Actuarial Standards in South Africa and South African Statements of Generally Accepted Accounting Practice as appropriate. The transfers to policyholder liabilities reflected in the notes on the financial statements represent the increase or decrease in liabilities, including provisions for policyholders' bonuses, net adjustments to policyholders' bonus stabilisation reserves, and net adjustments to margins held within the policyholder liabilities.

Recognition and measurement

Financial instruments are initially measured at cost including transaction costs. All financial instrument purchases and sales are recognised using trade date accounting. Thereafter, held for trading, available-for-sale and held at fair value financial instruments are held at fair value while held-to-maturity investments and loans and receivables originated by the entity are held at amortised cost, less any provision for impairment.

Fair values are based on regulated exchange quoted ruling bid prices at the close of business on the last trading day on or before the balance sheet date. Fair values for unquoted equity instruments are estimated using applicable fair value models. If a quoted bid price is not available for dated instruments the fair value is determined using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date. Any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at its cost, including transaction costs, less any provisions for impairment.

Where an asset, which has been remeasured to fair value directly against equity, is impaired, and losses on the asset were previously recognised directly in equity, the cumulative net loss that had been recognised in equity is removed from equity and recognised in the income statement as part of the impairment loss.

Where an asset which has been measured to fair value directly against equity is impaired, and an increase in the fair value of the asset was previously recognised directly in equity, the increase in fair value of the asset recognised in equity is reversed to the income statement to the extent the asset is impaired, and recognised as part of the impairment loss. Any additional impairment loss is recognised in the income statement. If, in a subsequent period, the amount relating to an impairment loss decreases, and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the income statement.

Gains and losses

All gains and losses arising from a change in fair value of or on disposal of held for trading financial instruments are included in the income statement as investment gains or losses and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Gains and losses arising on remeasurement or disposal of loans and receivables originated by the entity and held-to-maturity investments are included in the income statement as investment gains or losses and are shown as attributable to shareholders' or policyholders' funds as appropriate. Due to the fact that policyholders' assets back policyholders' liabilities, the gains or losses attributable to policyholders are transferred to or from the policyholder liabilities.

Unrealised gains or losses arising from a change in fair value of available-for-sale investments are recognised directly against equity. On disposal, realised gains or losses are included in the income statement.

Derivative financial instruments

All derivative financial instruments are classified as financial instruments held for trading. Derivative financial instruments are initially recognised at cost, including transaction costs, and thereafter remeasured at fair value. Fair values are obtained from regulated exchange quoted ruling prices, dealer price quotations or option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money.

All derivative financial instruments are carried as assets when the fair value is positive and as liabilities when the fair value is negative. All gains or losses are recognised in the income statement.

Goodwill

Goodwill represents the excess of the purchase consideration of an acquisition over the fair value attributable to the net identifiable assets at the date of acquisition. Goodwill arising on the acquisition of a foreign entity is translated into South African Rands at rates of exchange ruling at the acquisition date. Goodwill is capitalised and amortised in the income statement on a straight-line basis over the lesser of its estimated useful life or twenty years. Goodwill amortisation periods are analysed in note 13 on the financial statements. Goodwill is carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets

Computer software development costs

Costs associated with developing computer software programs are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable system, which will be controlled by the Group and has a probable benefit exceeding the cost beyond one year, are recognised as an asset. Computer software development costs recognised as assets are amortised in the income statement on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding five years, and are carried in the balance sheet at cost less any accumulated amortisation and impairment losses.

Present value of in-force life insurance business acquired

Where a portfolio of life insurance business is acquired, the present value of in-force business on the portfolio is recognised as an asset and is amortised in the income statement on the straight-line basis at rates appropriate to the expected useful life of the asset. The present value of in-force life insurance business acquired is carried in the balance sheet at cost less any accumulated amortisation and impairment losses.

Tangible assets

Tangible assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding ten years in respect of office furniture and five years in respect of computer equipment. Maintenance and repairs, which neither materially add to the value of assets nor appreciably prolong their useful lives, are charged against income. Profits or losses on disposals of assets are included within management expenses in the income statement.

Impairment of assets

The carrying value of assets is reviewed regularly to assess whether there is any indication of impairment other than of a temporary nature. An impairment loss is recognised in the income statement within management expenses whenever the recoverable amount of an asset is less than its carrying amount.

Scrip lending

Marketable securities under scrip lending arrangements are reflected on the balance sheets of the Company and the Group. Scrip lending arrangements are entered into only with appropriately accredited institutions. Scrip lending fees received are included in the income statements as investment income. Fees are allocated between shareholders and policyholders based upon ownership of the underlying marketable securities.

Convertible bonds

Convertible bonds are valued at original transaction value net of amortised bond issue expenses. The expenses incurred are amortised over the period of the bonds. The fair value of the liability component, at initial recognition, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity component, is disclosed separately within shareholders' equity.

Retirement benefits

Retirement funds

The Group operates a funded defined benefit pension scheme as well as defined contribution pension and provident schemes. With effect from 1 March 2001 the majority of employees accepted an offer to convert their retirement plans from defined benefit to defined contribution. Employees joining after 1 March 2001 automatically become members of the defined contribution schemes.

The Pension Funds Act, 1956, governs the defined benefit pension scheme, now closed to new employees from 1 March 2001. Employer companies contribute the total cost of benefits provided taking account of the recommendation of the actuaries. Statutory actuarial valuations are required every three years. Interim valuations are also performed annually at the balance sheet date. The Group's current service costs to the defined benefit plan are recognised as expenses in the current year. Past service costs, experience adjustments and the effect of changes in actuarial assumptions are recognised as expenses or income in the current year to the extent that they relate to retired employees. For active employees, these items are recognised as expenses or income systematically over the expected remaining service period of employees.

Both employer companies and employees fund the defined contribution schemes. The Group's contributions are charged to the income statement when incurred.

Medical fund

The Group operates an unfunded post-retirement medical aid scheme for employees who joined the Group prior to 1 July 1998. Medical aid costs are included in the income statement within management expenses in the period during which the employees render services to the Group. For past service of employees the Group recognises and provides for the actuarially determined present value of post-retirement medical aid employer contributions on an accrual basis using the projected unit credit method.

Deferred tax

Deferred tax is provided in full using the liability method. Provision is made for deferred tax attributable to temporary differences in the accounting and tax treatment of items in the financial statements. A deferred tax liability is recognised for all taxable temporary differences, at current rates of tax, except differences relating to goodwill, initial recognition of assets and liabilities which affect neither accounting nor taxable profits or losses and investments in subsidiaries where the Group controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future. A deferred tax asset is recognised for the carry forward of unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilised. The major categories of assets and liabilities giving rise to deferred tax balances are prepaid commissions, unrealised gains on shareholders' investments, unrealised gains on policyholders' investments, fixed assets and leave pay provisions.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation of uncertain timing or amount, as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. When the effect of discounting is material, provisions, except for deferred tax, are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Premium income

Premiums on insurance contracts, other than in respect of the Lifestyle series of policies and group schemes, are recognised when due. Premiums receivable in respect of group schemes are recognised when there is reasonable assurance of collection in terms of the policy contract. Premiums in respect of the Lifestyle series of policies are recognised on a cash receipts basis. Premium income on insurance contracts is shown net of reinsurance. Inflows on investment contracts are excluded from premium income from 1 January 2003.

Policy fees

Service fee income on investment contracts is recognised on an accrual basis when the services are rendered.

Investment income

Investment income for the Group comprises income from financial services activities, net rental income from properties, interest and dividends. Dividends are recognised when the right to receive payment is established. Interest and other investment income are accounted for on an accrual basis. Net rental income comprises rental income net of property expenses. Rental income in respect of Group owner-occupied properties is eliminated on consolidation.

Claims and policyholders benefits

Provision is made in the policyholder liabilities under insurance contracts for the estimated cost of claims outstanding at the end of the year, including those incurred but not reported at that date. Outstanding claims and benefit payments are stated net of reinsurance.

Commissions

Commissions, comprising commissions on new insurance and investment policies along with renewal commissions, as well as expenses related thereto including bonuses payable, and the Company's contribution to agents' pension and medical aid funds, are shown net of reinsurance commission received. Commissions relating to unearned premiums are deferred in liabilities on insurance policies and accounted for in the same period in which those premiums are accounted for.

New business costs

New business costs are recognised when incurred and their recovery is provided for in the calculation of actuarial liabilities in accordance with Generally Accepted Actuarial Standards.

Operating leases

Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated, any payment required by the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Segment information

Information regarding each of the major legal entities comprising the Group's operations is reflected in note 4 on the financial statements.

Cash and cash equivalents

Cash and cash equivalents comprise balances with bankers and cash on hand but do not include deposits and money market securities held for investment.

Equity compensation plans

Options are granted to permanent employees at the discretion of the directors in terms of which shares in Liberty Group Limited may be acquired at prices prevailing at the dates of grant of the options. Delivery of the shares so acquired is effected at future dates, which are determined at the time of granting the options. Shares acquired through the share incentive schemes have to be paid for by the employees at the subscription prices as determined in the option contracts. The Company does not provide any assistance to the employees in order to purchase such shares. Shares under option, which have not yet been delivered to participants, carry no shareholder rights.

balance sheets

at 31 December 2003

		Group		Company	
	Notes	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
Assets					
Investments		**91 508,4**	81 369,3	**84 159,0**	74 324,0
Investment properties	7	**9 724,4**	8 976,7	**9 784,1**	9 072,0
Marketable securities	8	**72 963,6**	62 577,9	**65 906,0**	55 734,1
Interests in subsidiary companies	9			**2 481,8**	2 781,0
Interests in joint venture companies	10	**380,7**	502,9	**380,7**	502,9
Other investments	11	**8 439,7**	9 311,8	**5 606,4**	6 234,0
Owner-occupied properties	12	**725,4**	625,1	**660,2**	521,3
Goodwill	13	**80,5**	158,2	**80,5**	158,2
Intangible assets	14	**195,5**	35,6	**195,4**	32,7
Tangible assets	15	**363,3**	321,7	**294,2**	268,8
Current assets		**3 684,8**	3 750,2	**2 935,3**	2 976,3
Net outstanding premiums, accrued investment income and other debtors		**3 339,3**	3 473,4	**2 043,5**	2 202,5
Amounts due by Group companies			3,3	**697,3**	646,4
Cash and cash equivalents		**345,5**	273,5	**194,5**	127,4
Total assets		**96 557,9**	86 260,1	**88 324,6**	78 281,3
Capital, reserves and liabilities					
Shareholders' funds	16	**8 782,2**	8 588,1	**8 782,2**	8 588,1
Share capital and share premium	17	**2 189,6**	2 150,7	**2 189,6**	2 150,7
Retained surplus and other reserves		**6 513,5**	6 334,4	**6 592,6**	6 437,4
Equity component of convertible bonds	18	**79,1**	103,0		
Minority interests		**1,0**	1,0		
Policyholder liabilities	19	**83 839,6**	73 595,6	**77 745,9**	68 075,4
Liabilities under insurance contracts		**56 296,0**		**50 608,9**	
Liabilities under investment contracts		**27 543,6**		**27 137,0**	
Convertible bonds	18	**1 499,8**	1 946,8		
Retirement benefit obligation	20	**155,1**	143,0	**155,1**	143,0
Deferred tax	21	**313,2**	225,5	**298,6**	204,9
Current liabilities		**1 967,0**	1 760,1	**1 342,8**	1 269,9
Outstanding claims, policyholders' benefits and other creditors		**1 768,6**	1 459,0	**1258,8**	1 041,3
Provisions	22	**74,4**	51,6	**64,6**	41,2
Tax		**124,0**	249,5	**19,4**	187,4
Total capital, reserves and liabilities		**96 557,9**	86 260,1	**88 324,6**	78 281,3

for the year ended 31 December 2003

	Notes	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
Operating profit from insurance operations net of tax	19	**719,5**	889,1	**719,5**	889,1
Revenue earnings attributable to shareholders' funds	16	**324,8**	261,6	**324,8**	261,6
Operating income from financial services operations	25	**331,6**	391,7	**150,6**[1]	112,1[1]
Investment income attributable to shareholders' assets and financial services operations	25	**420,3**	397,0	**386,6**	321,0
Investment gains attributable to shareholders' assets held for trading	26	**64,2**	-		
Management expenses attributable to shareholders and financial services operations	28	**(334,4)**	(388,3)	**(91,3)**	(57,3)
Tax attributable to shareholders and financial services operations	29	**(156,9)**	(138,8)	**(121,1)**	(114,2)
Preference dividend in subsidiary	35	**(95,2)**	(81,9)	**(95,2)**	(81,9)
Goodwill amortisation and impairment	13	**(77,7)**	(13,6)	**(77,7)**	(13,6)
Realised investment gains attributable to shareholders' assets [2]	16, 26	**315,4**	52,4	**315,4**	52,4
Capital gains tax attributable to realised shareholders' investment gains	29	**(25,1)**	(8,8)	**(25,1)**	(8,8)
Total earnings		**1 161,7**	1 098,8	**1 161,7**	1 098,8
		cents	cents	**cents**	cents
Total earnings per share	30				
Basic		**424,0**	402,5	**424,0**	402,5
Fully diluted		**417,9**	400,5	**417,9**	400,5
Total dividend paid per share		**278,0**	312,0	**278,0**	312,0
Final dividend		**116,0**	150,0	**116,0**	150,0
Interim dividend		**162,0**	162,0	**162,0**	162,0
Total dividend declared per share		**278,0**	278,0	**278,0**	278,0
Interim dividend		**162,0**	162,0	**162,0**	162,0
Final dividend [3]		**116,0**	116,0	**116,0**	116,0
Headline earnings (Rm)		**949,1**	1 068,8	**949,1**	1 068,8
Headline earnings per share	30				
Basic (cents)		**346,4**	391,5	**346,4**	391,5
Fully diluted (cents)		**345,9**	389,6	**345,9**	389,6

[1] *Net of expenses and tax.*

[2] *With the implementation of AC 133, unrealised investment gains/(losses) on available-for-sale assets are taken directly to equity with effect from 1 January 2003. Only realised gains/(losses) on shareholders' assets are shown in the income statement.*

[3] *The final dividend has not been accounted for in the current year as it was declared after the balance sheet date.*

statement of changes in group shareholders' funds

for the year ended 31 December 2003

	Share capital and share premium Rm	Equity component of convertible bonds Rm	Available-for-sale reserves[1] Rm	Revaluation and other reserves[1] Rm	Retained surplus[1] Rm	Total Rm
Shareholders' funds at 1 January 2002	2 106,6	152,6		3 259,0	2 827,6	**8 345,8**
Total earnings					1 098,8	**1 098,8**
Investment gains attributable to shareholders' funds				52,4	(52,4)	
Ordinary dividends					(851,0)	**(851,0)**
2001 Final dividend No. 72 of 150 cents - LDR 20 March 2002					(408,6)	**(408,6)**
2002 Interim dividend No. 73 of 162 cents - LDR 23 August 2002					(442,4)	**(442,4)**
Translation difference relating to equity component of the convertible bonds (refer note 18)		(49,6)				**(49,6)**
Subscriptions for shares (refer note 17)	44,1					**44,1**
Shareholders' funds as previously published at 31 December 2002	2 150,7	103,0		3 311,4	3 023,0	**8 588,1**
Reallocation of opening reserves on implementation of AC 133			1 049,4	(3 181,4)	2 132,0	
Restatement of opening retained surplus on implementation of AC 133 [2]					(91,5)	**(91,5)**
Shareholders' funds restated at 1 January 2003	2 150,7	103,0	1 049,4	130,0	5 063,5	**8 496,6**
Total earnings					1 161,7	**1 161,7**
Unrealised investment gains/(losses) on shareholders' assets recognised directly against equity			211,2	(98,2)		**113,0**
Unrealised investment gains on shareholders' assets recycled from reserves on disposal			(263,8)			**(263,8)**
Capital gains tax attributable to shareholders' investment gains recognised directly against equity			20,6			**20,6**
Ordinary dividends					(760,9)	**(760,9)**
2002 Final dividend No. 74 of 116 cents - LDR 20 March 2003					(317,4)	**(317,4)**
2003 Interim dividend No. 75 of 162 cents - LDR 22 August 2003					(443,5)	**(443,5)**
Translation difference relating to equity component of the convertible bonds (refer note 18)		(23,9)				**(23,9)**
Subscriptions for shares (refer note 17)	38,9					**38,9**
Shareholders' funds at 31 December 2003	**2 189,6**	**79,1**	**1 017,4**	**31,8**	**5 464,3**	**8 782,2**

[1] The retained surplus, available-for-sale, revaluation and other reserves are distributable in terms of Company's articles of association and will attract secondary tax on companies if distributed to shareholders.

[2] The adjustment to opening retained surplus is due to the change in revenue recognition on certain single premium investment contracts. Previously in terms of the actuarial guideline PGN 104, a portion of the profit on single premium investment contracts was recognised at point of sale. These service fees are now accounted for in terms of statements of South African GAAP, and consequently profit is recognised over the life of the contracts. Further changes may be required when IFRS phase 1 is introduced. (Refer to note 3)

for the year ended 31 December 2003

		Group		Company	
	Notes	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
Cash flows from operating activities		**4 225,7**	3 096,1	**3 753,2**	2 595,9
Cash receipts from policyholders		**19 893,7**	16 846,2	**17 226,0**	14 412,7
Cash paid to policyholders, intermediaries, suppliers and employees		**(17 314,3)**	(15 381,2)	**(15 159,0)**	(13 256,6)
Cash generated from operations	31	**2 579,4**	1 465,0	**2 067,0**	1 156,1
Interest received		**2 343,3**	2 268,0	**1 968,1**	1 830,6
Interest paid		**(138,6)**	(193,9)	**(6,7)**	(11,3)
Dividends received		**1 084,8**	1 236,0	**1 212,6**	1 189,7
Dividends paid	32	**(842,8)**	(893,9)	**(760,9)**	(851,0)
Tax paid	33	**(800,4)**	(785,1)	**(726,9)**	(718,2)
Cash flows from investing activities		**(4 178,8)**	(3 712,2)	**(3 674,1)**	(2 295,0)
Net purchase of investment and owner-occupied properties		**(112,1)**	(59,9)	**(114,5)**	(59,9)
Net purchase of marketable securities		**(5 481,5)**	(2 681,5)	**(5 185,9)**	(1 891,7)
Interests in subsidiary companies				**261,1**	(74,4)
Disposal of operations net of cash disposed	34		(255,8)		
Interests in joint venture companies		**180,5**	(14,1)	**180,5**	119,9
Net disposal/(purchase) of other investments		**1 234,3**	(700,9)	**1 184,7**	(388,9)
Cash flows from financing activities		**38,9**	32,0	**(12,0)**	(421,5)
Proceeds from issue of share capital		**38,9**	43,1	**38,9**	44,1
Advances to Group companies		**-**	(11,1)	**(50,9)**	(465,6)
Net increase/(decrease) in cash and cash equivalents		**85,8**	(584,1)	**67,1**	(120,6)
Cash and cash equivalents at beginning of year		**273,5**	912,1	**127,4**	248,0
Foreign exchange movements on cash balances		**(13,8)**	(54,5)		
Cash and cash equivalents at end of year		**345,5**	273,5	**194,5**	127,4

notes on the financial statements

for the year ended 31 December 2003

	Notes	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
1. Revenue					
Premium income from insurance contracts		**12 018,5**		**10 055,8**	
Service fee income from investment contracts		**220,9**		**219,1**	
		12 239,4		**10 274,9**	

Revenue is defined as premium income from insurance contracts and service fees generated from investment contracts.

	Notes	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
2. Headline earnings					
Total earnings		**1 161,7**	1 098,8	**1 161,7**	1 098,8
Goodwill amortisation and impairment	13	**77,7**	13,6	**77,7**	13,6
Realised investment gains attributable to shareholders' assets	16, 26	**(315,4)**	(52,4)	**(315,4)**	(52,4)
Capital gains tax attributable to realised shareholders' investment gains	29	**25,1**	8,8	**25,1**	8,8
Headline earnings		**949,1**	1 068,8	**949,1**	1 068,8
Operating profit from insurance operations net of tax		**719,5**	889,1	**719,5**	889,1
Revenue earnings attributable to shareholders' funds	16	**324,8**	261,6	**324,8**	261,6
Operating income from financial services operations	25	**331,6**	391,7	**150,6**[1]	112,1[1]
Investment income attributable to shareholders' assets and financial services operations	25	**420,3**	397,0	**386,6**	321,0
Investment gains attributable to shareholders' assets held for trading	26	**64,2**	-		
Management expenses attributable to shareholders and financial services operations	28	**(334,4)**	(388,3)	**(91,3)**	(57,3)
Tax attributable to shareholders and financial services operations	29	**(156,9)**	(138,8)	**(121,1)**	(114,2)
Preference dividend in subsidiary	35	**(95,2)**	(81,9)	**(95,2)**	(81,9)
Headline earnings		**949,1**	1 068,8	**949,1**	1 068,8
Headline earnings per share	30				
Basic (cents)		**346,4**	391,5	**346,4**	391,5
Fully diluted (cents)		**345,9**	389,6	**345,9**	389,6

[1] *Net of expenses and tax.*

3. Change in accounting policy

In accordance with AC 133 read together with the guidance on the application of AC 133 to liabilities arising from long-term insurance contracts, certain liabilities have been classified as insurance contracts while others have been classified as investment contracts. Insurance contracts continue to be valued in terms of the Financial Soundness Valuation (FSV) basis with the liabilities under insurance contracts now disclosed separately from liabilities under investment contracts on the balance sheet. Investment contracts are valued at fair value as described in AC 133 and in accordance with the accounting and actuarial professional guidance.

The effect of the change in accounting policy is as follows:

	Group	Company
	2003 Rm	**2003 Rm**
Policyholder liabilities on previous basis of accounting	**83 656,9**	**77 563,2**
Adjustment to opening policyholders' liabilities on implementation of AC 133	**130,8**	**130,8**
Adjustment to current year's policyholders' liabilities on implementation of AC 133	**51,9**	**51,9**
Policyholders' liabilities on new basis of accounting	**83 839,6**	**77 745,9**
Shareholders' funds on previous basis of accounting	**8 910,1**	**8 910,1**
Adjustment to the opening retained surplus on implementation of AC 133	**(91,5)**	**(91,5)**
Gross	**(130,8)**	**(130,8)**
Tax	**39,3**	**39,3**
Adjustment to current year's income on implementation of AC 133	**(36,4)**	**(36,4)**
Gross	**(51,9)**	**(51,9)**
Tax	**15,5**	**15,5**
Shareholders' funds on new basis of accounting	**8 782,2**	**8 782,2**
Headline earnings on previous basis of accounting	**985,5**	**985,5**
Adjustment to current year's income on implementation of AC 133	**(36,4)**	**(36,4)**
Headline earnings on new basis of accounting	**949,1**	**949,1**
Total earnings on previous basis of accounting	**1 067,9**	**1 067,9**
Adjustment to current year's income on implementation of AC 133 net of tax	**(36,4)**	**(36,4)**
Unrealised investment gains taken directly to reserves	**(113,0)**	**(113,0)**
Unrealised investment gains recycled from equity on disposal	**263,8**	**263,8**
Capital gains tax attributable to shareholders' investment gains taken directly to reserves	**(20,6)**	**(20,6)**
Total earnings on new basis of accounting	**1 161,7**	**1 161,7**
	cents	**cents**
Headline earnings per share on previous basis of accounting	**359,7**	**359,7**
Headline earnings per share on new basis of accounting	**346,4**	**346,4**
Total earnings per share on previous basis of accounting	**389,7**	**389,7**
Total earnings per share on new basis of accounting	**424,0**	**424,0**

for the year ended 31 December 2003

	Liberty Group		Charter Life	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
4. Segment information				
Income statement – extracts				
Operating profit from insurance operations net of tax[1]	**534,6**	805,9	**184,9**	83,2
Revenue earnings attributable to shareholders' funds	**130,7**	112,1	**49,3**	47,5
Operating income from financial services operations				
Investment income attributable to shareholders' assets and financial services operations	**343,1**	283,6	**70,9**	59,6
Investment gains attributable to shareholders' assets held for trading				
Management expenses attributable to shareholders and financial services operations	**(91,3)**	(57,3)	**(3,3)**	(3,0)
Tax attributable to shareholders and financial services operations	**(121,1)**	(114,2)	**(18,3)**	(9,1)
Preference dividend			**(95,2)**	(81,9)
Headline earnings[1]	**665,3**	918,0	**139,0**	48,8
Goodwill amortisation and impairment	**(77,7)**	(13,6)		
Investment gains attributable to shareholders' assets	**200,0**	148,3	**4,0**	3,6
Capital gains tax attributable to shareholders' investment gains	**(31,1)**	(1,6)	**0,9**	0,7
Total earnings[1]	**756,5**	1 051,1	**143,9**	53,1
Balance sheet - extracts				
Assets				
South African	**84 252,3**	74 900,0	**8 667,1**	6 589,8
United Kingdom and other				
Total assets	**84 252,3**	74 900,0	**8 667,1**	6 589,8
Liabilities				
South African	**78 190,0**	68 457,0	**7 887,8**	7 029,4
United Kingdom and other				
Total liabilities	**78 190,0**	68 457,0	**7 887,8**	7 029,4
Capital expenditure				
South African	**133,9**	76,2	**3,8**	0,9
United Kingdom and other				
Total capital expenditure	**133,9**	76,2	**3,8**	0,9
Cash flow statement - extracts				
Depreciation of tangible assets	**100,9**	90,6	**2,6**	2,6
Amortisation of intangible assets	**36,4**	19,1		
Other non-cash items (primary investment (gains)/losses)	**(5 807,0)**	4 886,4	**(464,9)**	915,8

[1] *Refer to note 3.*

Liberty Group Properties		37,4% of STANLIB		Liberty Ermitage		Corporate and other (including share-holders' assets)		Total	
2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
								719,5	889,1
24,6	24,0	**38,7**	56,2	**43,0**	27,9	**38,5**	(6,1)	**324,8**	261,6
107,0	98,4	**38,7**	56,2	**189,6**	161,0	**(3,7)**	76,1	**331,6**	391,7
(2,1)	(2,6)			**(20,2)**	(0,1)	**28,6**	56,5	**420,3**	397,0
						64,2	-	**64,2**	-
(69,6)	(61,5)			**(123,8)**	(131,6)	**(46,4)**	(134,9)	**(334,4)**	(388,3)
(10,7)	(10,3)			**(2,6)**	(1,4)	**(4,2)**	(3,8)	**(156,9)**	(138,8)
								(95,2)	(81,9)
24,6	24,0	**38,7**	56,2	**43,0**	27,9	**38,5**	(6,1)	**949,1**	1 068,8
								(77,7)	(13,6)
	(0,1)				(95,1)	**111,4**	(4,3)	**315,4**	52,4
						5,1	(7,9)	**(25,1)**	(8,8)
24,6	23,9	**38,7**	56,2	**43,0**	(67,2)	**155,0**	(18,3)	**1 161,7**	1 098,8
13,9	69,8	**380,3**	502,3			**536,0**	932,4	**93 849,6**	82 994,3
				420,5	404,9	**2 287,8**	2 860,9	**2 708,3**	3 265,8
13,9	69,8	**380,3**	502,3	**420,5**	404,9	**2 823,8**	3 793,3	**96 557,9**	86 260,1
31,6	40,0					**98,0**	92,6	**86 207,4**	75 619,0
				44,2	38,1	**1 523,1**	2 014,9	**1 567,3**	2 053,0
31,6	40,0			**44,2**	38,1	**1 621,1**	2 107,5	**87 774,7**	77 672,0
2,8	1,1					**29,9**	5,7	**170,4**	83,9
				2,1	7,6			**2,1**	7,6
2,8	1,1			**2,1**	7,6	**29,9**	5,7	**172,5**	91,5
1,8	2,6			**3,6**	4,6	**1,6**	3,1	**110,5**	103,5
				0,1	0,1	**1,3**	9,8	**37,8**	29,0
(0,2)	(0,2)			**67,4**	15,2	**(404,0)**	57,7	**(6 608,7)**	5 874,9

for the year ended 31 December 2003

5. Financial instruments and risk management

Exposure to outside financial institutions concerning financial instruments is monitored in accordance with parameters which have been approved by the STANLIB Limited audit committee and the STANLIB Limited board as mandated by the board of the Liberty Group. Liberty places emphasis on investing in quality growth shares that reflect reasonable value. Identification and selection of quality growth shares is made through research and analysis. The Group makes use of derivative instruments for the purpose of adjusting portfolio exposures and smoothing the investment cycle.

The financial risks to which the Group is exposed are described below:

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate in Rands due to changes in foreign exchange rates.

The following policyholders' and shareholders' assets and liabilities denominated in foreign currencies are included in the balance sheet as at 31 December:

	Policyholders		**Shareholders**	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
British pound denominated				
Listed shares				46,2
Unlisted shares			**33,0**	4,2
Unit trusts	**395,0**	431,6		
Deposits and money market securities	**61,9**	31,0	**196,3**	316,1
Tangible assets			**3,4**	4,8
Net current liabilities			**(44,2)**	(31,9)
	456,9	462,6	**188,5**	339,4
US dollar denominated				
Listed shares	**6 473,8**	7 389,7	**81,7**	97,8
Unlisted shares	**126,0**	153,8	**165,8**	
Unit trusts	**951,9**	1 196,8		
Deposits and money market securities	**581,0**	596,9	**1 532,1**	1 997,0
6,5% Liblife International B.V. convertible bonds (as detailed in note 18)			**(1 582,0)**	(2 060,5)
Net current (liabilities)/assets			**(7,6)**	20,0
	8 132,7	9 337,2	**190,0**	54,3
Euro denominated				
Listed shares	**402,0**	133,7		
Unlisted shares			**0,6**	
Unit trusts	**724,0**	790,2		
Deposits and money market securities	**519,2**	596,4	**2,7**	3,3
Tangible assets			**2,4**	3,0
Net current assets			**1,5**	3,3
	1 645,2	1 520,3	**7,2**	9,6
Japanese yen denominated				
Unit trusts	**133,3**	107,3		

The Group's current practice is to reduce material currency translation exposures by means of forward exchange contracts where assets and matching liabilities are in different currencies. As an integral part of the Group's investment strategy, investments in foreign assets are made on behalf of policyholders and shareholders for the purpose of seeking desirable international diversification of investments.

At 31 December 2003, the Group's subsidiary, Liberty Ermitage Jersey Limited, had entered into forward cover contracts amounting to R237,8 million (2002: R103,3 million). The cover was obtained at an average rate of 1,5988 US dollars (2002: 1,5003 US dollars) to the British pound maturing between 14 January 2004 and 29 April 2005 (2002: between 6 February 2003 and 26 November 2003).

5. Financial instruments and risk management (continued)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

The following policyholders' and shareholders' investments, which are held at fair value, will be directly impacted by changes in market interest rates:

			Average maturity		**Average nominal interest rates**	
	2003 Rm	2002 Rm	**2003 Years**	2002 Years	**2003 %**	2002 %
Policyholders' investments						
Government, municipal and utility stocks	**12 469,7**	9 424,5	**6,6**	6,9	**11,1**	11,5
Debentures	**4 752,3**	4 105,5	**4,3**	4,9	**9,3**	10,3
Mortgages and loans	**771,5**	1 985,4	**-**	0,5	**-**	-
Deposits and money market securities	**92,1**	146,7	**0,9**	2,3	**14,0**	14,4
Insurance policies	**613,7**	505,0	**3,6**	4,6	**10,7**	10,7
	18 699,3	16 167,1				
Shareholders' investments						
Government, municipal and utility stocks	**217,3**	7,1	**4,6**	7,3	**12,9**	11,8
Debentures	**157,6**	151,6	**2,7**	3,2	**11,9**	13,4
Deposits and money market securities	**1 362,5**	1 753,9	**0,8**	1,8	**7,0**	7,0
	1 737,4	1 912,7				

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Policyholders' and shareholders' investments in all listed shares and unit trusts are valued at market value and are therefore susceptible to market fluctuations. Shareholders' earnings are also directly impacted by sharing 10% of capital bonuses arising from equity market movements on some classes of business in terms of standard conditions contained in policy documents. The Group makes use of futures, options, other derivatives and hedge funds in order to reduce market risk in the equity portfolios. Investments subject to market risk are analysed in notes 7, 8, 11 and 12 on the financial statements.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss.

Scrip lending counterparties are restricted to appropriately accredited institutions. During 2003 the highest level of equity scrip lending activity at any one time amounted to R 947,5 million (2002: R1 185,4 million) and at the balance sheet date R563,0 million (2002: R516,8 million). Scrip lending activities have resulted in R5,4 million (2002: R6,2 million) in scrip lending fees. No manufactured dividends were received during 2003 or the previous year.

Other investments as detailed in note 11 on the financial statements include an amount of R398,3 million (2002: R1 895,0 million) representing forward sales of equities in terms of agreements entered into with appropriately accredited institutions.

for the year ended 31 December 2003

5. Financial instruments and risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Long-term liabilities entered into by Group subsidiaries are continually managed in order to control the liquidity risks to which the Group is exposed. The Group has significant liquid resources. The Liberty International B.V. convertible bonds are fully matched against cash and cash equivalents (refer to currency risk above).

Refer to the Directors' report for the Company's borrowing powers.

Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount.

The following policyholders' and shareholders' investments, which are held at fair value, will be directly impacted by changes in cash flow without a change in their fair value:

	Policyholders		Shareholders	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
Deposits and money market securities	**2 799,0**	2 649,8	**733,7**	713,2

Investment risk

Investment risk is the risk that the investment returns on policyholders' assets will not be sufficient to cover contractual investment performance guarantees or to satisfy policyholders' reasonable benefit expectations.

The acquisition of policyholders' assets is based on the contracts entered into and the preferences expressed by the policyholders. Within these parameters, investments are managed with the aim of maximising policyholders' returns while limiting risk to acceptable levels within the framework of statutory requirements.

The most significant portion of the Group's insurance business comprises market related business. The policyholders' benefits are directly linked to the performance of the underlying assets.


Business mix - 2003
70%
30%
Business mix - 2002
68%
32%
Market related business
Smooth bonus and guaranteed business

5. Financial instruments and risk management (continued)

Continuous monitoring takes place to ensure that appropriate assets are held where the liabilities are dependent upon the performance of specific portfolios of assets and that a suitable match of assets exists for all other liabilities. For guaranteed immediate annuity business, it is the Group's policy to fully match the policyholders' liabilities with appropriate assets.

Legal risk

Legal risk is the risk that the Group will be exposed to contractual obligations which have not been provided for.

During the development stage of any new product and for any corporate transactions the legal resources of the Group, and if required external resources, monitor the drafting of the contract document to ensure that rights and obligations of all parties are clearly set out.

Capital adequacy risk

Capital adequacy risk is the risk that there will be insufficient reserves to provide for adverse variations in actual future experience as compared with that which has been assumed in the calculation of policyholder liabilities.

Capital adequacy requirements were covered 2,6 times at 31 December 2003 (2002: 3,0 times).

Underwriting risk

Underwriting risk is the risk that the actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Procedures to control and manage the underwriting risks are in operation of which the more significant are as follows:

The statutory actuary reports annually on the actuarial soundness of the premium rates in use and the profitability of the business taking into consideration the reasonable benefit expectation of policyholders. All new premium rate tables are approved and authorised by the statutory actuary prior to being issued. Regular investigations into mortality and morbidity experience are conducted. Catastrophe insurance is in place for single event disasters leading to claims amounting to more than R18 million. Liberty can claim the excess over R18 million up to a limit of R160 million in respect of a single event (R80 million where the claims result from war, riot or terrorist related activities). In addition Liberty may not claim more than R320 million (R160 million where the claims result from war, riot or terrorist related activities) in a treaty year.

All applications for risk cover in excess of specified limits are reviewed by experienced underwriters and evaluated against established standards. Specific testing for HIV is carried out in all cases where the applications for risk cover exceed a set limit of R400 000 for underwriting rating category 1, R300 000 for underwriting rating category 2 and any amount for underwriting rating categories 3 and 4. All risk related liabilities in excess of specified monetary or impairment limits are reinsured.

Claims risk

Claims risk is the risk that the Group will incur excessive mortality and morbidity losses on any group of policies.

The legitimacy of claims is verified by internal, financial and operating controls that are designed to contain and monitor claims risks. Procedures used to control and manage the underwriting risks, per above, are also applicable to claims risk.

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

The initiation of all transactions and their administration is conducted on the foundation of segregation of duties that has been designed to ensure materially the completeness, accuracy and validity of all transactions. These controls are augmented by management and executive review of control accounts and systems, electronic and manual checks and controls, back-up facilities and contingency planning. The internal control systems and procedures are also subjected to regular internal audit reviews.

Tax risk

Tax risk is the risk that the Group will incur a financial loss due to an incorrect interpretation and application of tax legislation or due to the impact of new tax legislation on existing structures.

During the development stage of any new product and prior to any corporate transactions the legal resources of the Group, and if required external resources, identify and advise on any material potential tax impact thereof.

6. Derivative financial instruments

The Company and the Group are parties to derivative financial instruments. All derivative financial instruments are included in the consolidated balance sheet within marketable securities (refer to note 8). These instruments are used to limit or reduce risk, and comprise futures, options and swaps.

Derivative financial instruments are either traded on a regulated exchange (South African Futures Exchange, "SAFEX") or negotiated over-the-counter (OTC) as a direct arrangement between two counterparties. Instruments traded on SAFEX are margined and SAFEX is the counterparty to each and every trade. OTC instruments are only entered into with appropriately accredited counterparties and are entered into in terms of signed International Swap and Derivative Agreements with each counterparty.

	Policyholders' equity contracts		**Shareholders' equity contracts**		**Total equity contracts**	
	Bought Rm	**Sold Rm**	**Bought Rm**	**Sold Rm**	**Bought Rm**	**Sold Rm**
Open derivative positions at 31 December are:						
2003						
Notional or underlying principal amount by term to maturity [(1)]						
Exchange traded						
Less than 1 year	22,8			(42,8)	22,8	(42,8)
Over the counter						
Less than 1 year	67,0			(98,5)	67,0	(98,5)
1 to 5 years	24,5				24,5	
Over 5 years	72,0	(72,0)			72,0	(72,0)
Total	186,3	(72,0)		(141,3)	186,3	(213,3)
Fair value	135,4	(1,8)		(51,8)	135,4	(53,6)
Maximum credit risk [(2)]	131,7				131,7	
2002						
Notional or underlying principal amount by term to maturity [(1)]						
Exchange traded						
Less than 1 year	4,5			(6,4)	4,5	(6,4)
Over the counter						
1 to 5 years	67,2				67,2	
Over 5 years	13,5				13,5	
Total	85,2			(6,4)	85,2	(6,4)
Fair value	75,0			(5,0)	75,0	(5,0)
Maximum credit risk [(2)]	71,5				71,5	

Definition of terms used above

(1) ***Notional or underlying principal amount*** *reflects the volume of the Group's investment in derivative financial instruments. It represents the amount to which a rate or price is applied to calculate the exchange of cash flows. The amount at risk inherent in these contracts is significantly less than the notional amount.*

(2) ***Maximum credit risk*** *represents the cost of replacing, at current fair values, all contracts, which have a positive fair value, should the counterparty default. Since no loss related to credit risk is incurred for contracts with a negative fair value, only positive fair values are considered to be at risk.*

	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
7. Investment properties				
Details of property investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the Company's registered office.				
Completed properties				
Open-market value at beginning of year	**8 872,3**	8 556,8	**8 967,6**	8 611,5
Additions - Capitalised subsequent expenditure	**50,6**	16,3	**50,8**	16,3
Disposals	**(146,9)**	(56,0)	**(146,9)**	(56,0)
Reclassifications (to)/from owner-occupied properties	**(44,7)**	2,1	**(42,9)**	1,4
Revaluations	**674,8**	356,1	**637,2**	397,4
Transfers from/(to) properties under development	**318,3**	(3,0)	**318,3**	(3,0)
Open-market value at end of year	**9 724,4**	8 872,3	**9 784,1**	8 967,6
Properties under development				
Cost at beginning of year	**104,4**	5,0	**104,4**	5,0
Additions	**213,9**	96,4	**213,9**	96,4
Acquisitions		7,5		7,5
Capitalised subsequent expenditure	**213,9**	88,9	**213,9**	88,9
Transfers (to)/from completed properties	**(318,3)**	3,0	**(318,3)**	3,0
Cost at end of year		104,4		104,4
Total investment properties	**9 724,4**	8 976,7	**9 784,1**	9 072,0
At the end of the year investment properties comprised the following property types:				
Office buildings	**1 335,5**	1 488,9	**1 393,0**	1 578,8
Shopping malls	**6 838,7**	6 054,7	**6 838,7**	6 054,7
Hotels	**1 217,5**	1 045,1	**1 220,8**	1 052,1
Other	**332,7**	388,0	**331,6**	386,4
Total investment properties	**9 724,4**	8 976,7	**9 784,1**	9 072,0

The investment properties were independently valued as at 31 December 2003 by Mr P.L. Rimbault, who is registered as a professional valuer with the South African Council for the Property Valuers Profession as well as a member of the Institute of Valuers of South Africa. At 31 December 2003 the value of unlet investment properties for the Group amounted to R58,2 million (2002: R70,4 million) and unlet investment properties for the Company amounted to R58,2 million (2002: R68,0 million).

for the year ended 31 December 2003

	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
8. Marketable securities				
Marketable securities comprise:				
Government, municipal and utility stocks	**12 687,0**	9 431,6	**12 051,6**	8 739,2
- Held at fair value	**12 469,7**		**12 051,6**	
- Available for sale	**217,3**			
Debentures	**4 909,9**	4 257,2	**3 996,1**	3 591,1
- Held at fair value	**4 752,3**		**3 937,8**	
- Available for sale	**157,6**		**58,3**	
Listed shares	**42 062,2**	38 410,0	**38 889,8**	35 266,5
- Held at fair value	**39 293,5**		**37 584,2**	
- Held for trading	**347,1**			
- Available for sale	**2 421,6**		**1 305,6**	
Derivatives				
- Held for trading	**131,6**	71,5	**91,8**	67,2
Unit trusts	**13 172,9**	10 407,6	**10 876,7**	8 070,1
- Held at fair value	**12 300,0**		**10 003,8**	
- Available for sale	**872,9**		**872,9**	
Total marketable securities	**72 963,6**	62 577,9	**65 906,0**	55 734,1
Held at fair value	**68 815,5**		**63 577,4**	
Held for trading	**478,7**		**91,8**	
Available for sale	**3 669,4**		**2 236,8**	
Total marketable securities	**72 963,6**	62 577,9	**65 906,0**	55 734,1
Maturity profile of government, municipal and utility stocks and debentures:				
Due in one year or less	**207,1**	177,9	**119,9**	117,3
Due after one year through five years	**7 522,1**	3 783,0	**6 450,0**	2 862,2
Due after five years through ten years	**4 430,7**	4 789,9	**4 117,4**	4 376,9
Due after ten years	**5 437,0**	4 938,0	**5 360,4**	4 973,9
	17 596,9	13 688,8	**16 047,7**	12 330,3

Refer to note 5 (credit risk) for details of scrip lending activities.

Details of listed and unlisted investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the Company's registered office.

8. Marketable securities (continued)


Sectoral analysis of South African listed investments - 2003
29%
30%
41%
Sectoral analysis of South African listed investments - 2002
22%
38%
40%
Resources
Industrial
Financial


Mix of Marketable Securities - 2003
48%
7%
17%
3%
15%
10%
Mix of Marketable Securities - 2002
49%
7%
15%
4%
13%
12%
International unit trusts
Local unit trusts
International listed shares
Local listed shares
Local debentures
Local government, municipal and utility stocks

for the year ended 31 December 2003

	Company	
	2003 Rm	2002 Rm
9. Interests in subsidiary companies		
Shares at valuation	**4 299,0**	4 815,7
Amounts owing to subsidiaries	**(1 817,2)**	(2 034,7)
	2 481,8	2 781,0

	Amount of issued share capital	**Percentage of issued share capital held**		**Shares held at valuation**		**Amount owing by/(to) subsidiary**	
	2003	**2003 %**	2002 %	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
Principal subsidiaries - unlisted							
Charter Life Insurance Company Limited *[Life insurance]*	**R4 750 000**	**100,0**	100,0	**885,6**	698,2		
Electric Liberty (Proprietary) Limited *[Investment trading]*	**R400**	**100,0**	100,0	**380,5**	335,0		
Liberty Ermitage Jersey Limited (Incorporated in Jersey) *[Fund management]*	**£25 010**	**100,0**	100,0	**374,7**	366,8		
Liberty Group Properties (Proprietary) Limited *[Property asset management]*	**R100**	**100,0**	100,0	**3,9**	29,8		
Liberty Healthcare (Proprietary) Limited *[Healthcare]*	**R1 701**	**100,0**	100,0	**9,0**	9,5		
Liblife International B.V. (Incorporated in the Netherlands) *[Investment holding]*	**€18 152**	**100,0**	100,0	**101,9**	129,3	**(101,2)**	(131,3)
Liblife (Jersey) Limited (Incorporated in Jersey) *[Investment holding]*	**£24**	**100,0**	100,0	**2 394,4**	2 744,6	**(1 633,5)**	(1 896,6)
Libsil Holdings (Proprietary) Limited *[Investment holding]*	**R1**	**100,0**	100,0	**1,5**	364,2		60,3
Hightree Financial Services Limited *[Independent financial consultants]*	**£1**	**100,0**		**3,6**			
Other subsidiaries				**143,9**	138,3	**(82,5)**	(67,1)
				4 299,0	4 815,7	**(1 817,2)**	(2 034,7)

Liberty, directly and indirectly, has interests in a number of other subsidiaries. The directors are of the opinion that to publish the full information required in terms of paragraph 69 of the Fourth Schedule of the Companies Act would not be of further assistance to shareholders in obtaining a meaningful appreciation of the state of the Company's affairs. A register detailing such information in respect of all subsidiaries of Liberty Group Limited will be available for inspection at the annual general meeting.

The interest of the Company for the year in the taxed profits of its subsidiaries was R362,9 million (2002: R203,8 million) and in the losses was R24,5 million (2002: R76,8 million).

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
10. Interests in joint venture companies				
Shares at valuation	**365,8**	488,0	**365,8**	488,0
Amounts owing by joint ventures	**14,9**	14,9	**14,9**	14,9
	380,7	502,9	**380,7**	502,9

	Amount of issued share capital	Percentage of issued share capital held		Shares held at valuation		Amount owing by joint venture	
	2003	**2003 %**	2002 %	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
Principal joint ventures - unlisted							
STANLIB Limited	**R1 000**	**37,4**	50,0	**365,4**	487,4	**14,9**	14,9
[Asset and fund management]							
Astute Financial Services Exchange (Proprietary) Limited	**R360**	**33,3**	33,3	**0,4**	0,6		
[Financial verification and technology service provider]							
				365,8	488,0	**14,9**	14,9

	Interest held in joint ventures	
	2003 Rm	2002 Rm
Balance sheet extracts		
Non-current assets	**966,5**	772,2
Current assets	**385,0**	615,4
Long-term liabilities - Interest bearing	**330,6**	
Long-term liabilities - Non-interest bearing	**483,8**	25,3
Current liabilities	**406,6**	565,3
Income statement extracts		
Income	**214,5**	282,4
Expenses	**182,9**	227,1
Cash flow extracts		
Net cash flows from operating activities	**1,8**	(45,4)
Net cash flows from investing activities	**23,6**	393,5
Net cash flows from financing activities	**(30,2)**	91,8
Commitments		
Capital commitments - Authorised by directors but not contracted	**0,4**	7,3
Operating lease commitments	**57,4**	78,0
Less than 5 years	**32,9**	36,3
5 to 10 years	**24,5**	41,7

for the year ended 31 December 2003

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
11. Other investments				
Other investments comprise:				
Unlisted equities	**2 067,1**	1 557,8	**1 683,4**	1 236,4
- Held at fair value	**886,7**		**503,0**	
- Available for sale	**1 180,4**		**1 180,4**	
Mortgages and loans	**771,5**	1 985,4	**703,3**	1 925,2
- Held at fair value	**464,7**		**396,6**	
- Originated by the entity	**306,8**		**306,7**	
Deposits and money market securities				
- Held at fair value	**4 987,4**	5 263,6	**2 715,9**	2 655,4
Insurance policies				
- Held at fair value	**613,7**	505,0	**503,8**	417,0
Total other investments	**8 439,7**	9 311,8	**5 606,4**	6 234,0
Held at fair value	**6 952,5**		**4 119,3**	
Available for sale	**1 180,4**		**1 180,4**	
Originated by the entity	**306,8**		**306,7**	
Total other investments	**8 439,7**	9 311,8	**5 606,4**	6 234,0

Mix of other investments - 2003


23%
9%
1%
23%
7%
37%

Mix of other investments - 2002


19%
21%
2%
15%
5%
38%

Local insurance policies
International deposits and money market securities
Local deposits and money market securities
Local mortgages and loans
International unlisted equities
Local unlisted equities

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
12. Owner-occupied properties				
Open-market value at beginning of year	**625,1**	633,4	**521,3**	570,2
Additions - Capitalised subsequent expenditure	**18,2**	0,1	**18,1**	0,1
Revaluations	**37,4**	(6,3)	**77,9**	(47,6)
Reclassifications from/(to) investment properties	**44,7**	(2,1)	**42,9**	(1,4)
Open-market value at end of year	**725,4**	625,1	**660,2**	521,3

The owner-occupied properties were independently valued as at 31 December 2003 by Mr P.L. Rimbault, who is registered as a professional valuer with the South African Council for the Property Valuers Profession as well as a member of the Institute of Valuers of South Africa.

The original cost less accumulated depreciation of the owner-occupied properties is provided below (the benchmark accounting treatment of owner-occupied properties in accordance with AC 123). The allowed alternative method as described in AC 123 is fair value. This method has been adopted as the majority of properties are held to match policyholders' liabilities.

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
Original cost at beginning of year	**208,2**	208,3	**166,9**	165,2
Additions - Capitalised subsequent expenditure	**27,5**	0,1	**27,0**	0,1
Reclassifications from/(to) investment properties	**7,2**	(0,2)	**20,0**	1,6
Cost at end of year	**242,9**	208,2	**213,9**	166,9
Accumulated depreciation at beginning of year	**87,1**	74,8	**69,0**	58,7
Depreciation	**8,6**	6,1	**7,7**	5,1
Depreciation on appurtenances	**3,9**	6,0	**3,6**	5,3
Reclassifications from/(to) investment properties	**2,0**	0,2	**10,9**	(0,1)
Accumulated depreciation at end of year	**101,6**	87,1	**91,2**	69,0
Original cost less accumulated depreciation	**141,3**	121,1	**122,7**	97,9

for the year ended 31 December 2003

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
13. Goodwill				
Cost at beginning of year	**186,7**	135,2	**186,7**	135,2
Acquisitions		67,4		67,4
Disposals [1]		(15,9)		(15,9)
Cost at end of year	**186,7**	186,7	**186,7**	186,7
Accumulated amortisation and impairment at beginning of year	**(28,5)**	(22,3)	**(28,5)**	(22,3)
Amortisation and impairment	**(77,7)**	(13,6)	**(77,7)**	(13,6)
Amortisation	**(15,3)**	(13,6)	**(15,3)**	(13,6)
Impairment [2]	**(62,4)**		**(62,4)**	
Disposals [1]		7,4		7,4
Accumulated amortisation and impairment at end of year	**(106,2)**	(28,5)	**(106,2)**	(28,5)
Net carrying amount at end of year	**80,5**	158,2	**80,5**	158,2

	Goodwill paid Rm	**Amortisation period**	**Goodwill net of amortisation and impairment Rm**
Goodwill comprises:			
Liberty Ermitage Jersey Limited	119,3	10 years	80,5
Hightree Financial Services Limited	67,4	10 years	
	186,7		80,5

[1] *Disposal of goodwill relating to Liberty Specialised Investments (Proprietary) Limited and Simeka Financial Services (Proprietary) Limited sold to STANLIB Limited with effect from 1 January 2002.*

[2] *The goodwill impairment charge of R62,4 million in respect of Hightree Financial Services Limited was raised in 2003 as the expected growth from this acquisition is not yet evident in its financial results to date.*

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
14. Intangible assets				
Cost at beginning of year	**133,5**	134,8	**74,2**	66,0
Additions	**205,5**	15,9	**202,9**	8,2
Disposals	**(4,0)**			
Disposals relating to subsidiaries sold		(17,2)		
Cost at end of year	**335,0**	133,5	**277,1**	74,2
Accumulated amortisation at beginning of year	**(97,9)**	(64,9)	**(41,5)**	(22,1)
Amortisation	**(37,8)**	(29,0)	**(36,4)**	(19,4)
Impairment losses recognised	**(3,8)**	(13,2)	**(3,8)**	
Disposals relating to subsidiaries sold		9,2		
Accumulated amortisation at end of year	**(139,5)**	(97,9)	**(81,7)**	(41,5)
Net carrying amount at end of year	**195,5**	35,6	**195,4**	32,7

	Cost Rm	**Amortisation Period**	**Net carrying Amount Rm**
Intangible assets comprises:			
Computer Software - Internally generated	202,9	up to 5 years	73,5
Present value of in-force life insurance business acquired - Investec Employee Benefits	132,1	10 years	122,0
	335,0		195,5

for the year ended 31 December 2003

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
15. *Tangible assets*				
Cost at beginning of year	**928,9**	939,1	**755,7**	708,0
Additions	**175,1**	91,5	**133,9**	76,2
Disposals	**(24,9)**	(38,9)	**(15,9)**	(28,5)
Disposals relating to subsidiaries sold		(55,9)		
Currency revaluation	**(3,8)**	(6,9)		
Cost at end of year	**1 075,3**	928,9	**873,7**	755,7
Accumulated depreciation at beginning of year	**(607,2)**	(567,2)	**(486,9)**	(418,6)
Depreciation (net of disposals)	**(108,1)**	(83,4)	**(92,6)**	(68,3)
Disposals relating to subsidiaries sold		38,6		
Currency revaluation	**3,3**	4,8		
Accumulated depreciation at end of year	**(712,0)**	(607,2)	**(579,5)**	(486,9)
Net carrying amount at end of year	**363,3**	321,7	**294,2**	268,8

The net carrying amount of tangible assets is made up of the following classes of assets:

	Group		Company	
	2003 %	2002 %	**2003 %**	2002 %
Computer equipment	**46**	53	**53**	59
Purchased computer software	**4**	3	**3**	4
Fixtures, furniture and fittings	**28**	28	**23**	22
Office equipment and office machines	**4**	5	**5**	5
Motor vehicles	**3**	4	**3**	4
Other	**15**	7	**13**	6
	100	100	**100**	100

	Group funds invested		Group net revenue earned		Group investment gains/(losses)	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
16. Shareholders' funds						
Analysis of shareholders' funds invested:						
Life insurance operations	**885,6**	698,2	**49,3**	47,5	**47,5**	3,6
Charter Life [1]	**885,6**	698,2	**234,2**	130,7	**47,5**	3,6
Less included in operating profit from insurance operations net of tax			**(184,9)**	(83,2)		
Financial services operations	**1 137,5**	1 232,1	**150,6**	112,1	**3,3**	298,7
Astute Financial Services Exchange [2]	**0,4**	0,6	**(0,7)**	(1,0)		1,2
Electric Liberty	**380,5**	335,0	**45,5**	(24,8)		(3,1)
Hightree Financial Services	**3,6**	4,2	**-**		**(0,6)**	
Liberty Ermitage Jersey	**374,7**	365,6	**43,0**	27,9	**(33,9)**	(95,1)
Liberty Group Properties	**3,9**	29,8	**24,6**	24,0	**(0,5)**	(0,1)
Liberty Healthcare	**9,0**	9,5	**(0,5)**	29,8		(1,2)
STANLIB [2]	**365,4**	487,4	**38,7**	56,2	**38,3**	397,0
Listed investments	**1 303,6**	1 250,6	**32,9**	39,9	**128,1**	62,8
Edcon	**38,6**	117,4	**5,0**	4,7	**93,8**	59,3
GoldFields	**153,6**	315,1	**8,2**	10,4	**(52,1)**	193,0
Metro Cash and Carry	**232,1**	210,7			**13,4**	15,7
SABMiller	**655,1**	585,7	**18,7**	23,9	**69,5**	(166,4)
Other	**224,2**	21,7	**1,0**	0,9	**3,5**	(38,8)
Other investments	**5 455,5**	5 407,2	**304,4**	233,7	**(14,3)**	(312,7)
Cash, preference shares and unit trusts	**2 096,6**	1 177,5	**128,4**	100,8	**98,0**	(2,1)
Foreign assets	**1 560,0**	2 037,6	**99,7**	151,2	**(442,9)**	(954,4)
Convertible bonds	**(1 499,8)**	(2 032,1)	**(119,7)**	(189,4)	**470,4**	980,5
Unlisted investments	**76,6**	338,7	**8,0**	41,8	**(52,2)**	(59,1)
Fixed assets and working capital	**1 708,9**	1 931,9				
Share of pooled portfolios	**1 513,2**	1 953,6	**188,0**	129,3	**(87,6)**	(277,6)
Management expenses			**(91,3)**	(57,3)		
Normal taxation			**(39,9)**	(28,2)		
	8 782,2	8 588,1	**406,0**	347,7	**164,6**	52,4
Secondary tax on companies			**(81,2)**	(86,1)		
	8 782,2	8 588,1	**324,8**	261,6	**164,6** [3]	52,4 [3]

[1] *Prior to deducting the dividend paid to preference shareholders of R95,2 million (2002: R81,9 million).*
[2] *Equity accounted earnings.*
[3] *With the implementation of AC 133, unrealised investment gains/(losses) on available-for-sale assets are taken directly to equity with effect from 1 January 2003. Only realised gains/(losses) on shareholders' assets are shown in the income statement (below headline earnings).*

for the year ended 31 December 2003

	Company 2003 Rm	Company 2002 Rm
17. Share capital and share premium		
Share capital		
Authorised share capital		
400 000 000 ordinary shares of 10 cents each	**40,0**	40,0
Unissued shares under the control of the directors		
71 406 225 (2002: 67 583 671) ordinary shares of 10 cents each	**7,2**	6,8
Unissued shares reserved		
For the purpose of the convertible bond issue 23 088 252 (2002: 23 179 728) ordinary shares of 10 cents each	**2,3**	2,3
For the purpose of the Senior Executive Share Option Scheme 972 092 (2002: 1 455 124) ordinary shares of 10 cents each	**0,1**	0,1
For the purpose of the Share Trust 5 492 792 (2002: 7 979 020) ordinary shares of 10 cents each	**0,5**	0,8
For the purpose of the Group Share Incentive Scheme 24 369 603 (2002: 26 182 950) ordinary shares of 10 cents each	**2,4**	2,6
	5,3	5,8
Issued share capital		
274 671 036 (2002: 273 619 507) ordinary shares of 10 cents each:		
Balance at the beginning of the year	**27,4**	27,2
Issued during the year	**0,1**	0,2
Balance at the end of the year	**27,5**	27,4
Share premium		
Balance at beginning of year	**2 123,3**	2 079,4
1 051 529 (2002: 1 201 033) ordinary shares issued at an average premium of R37,13 (2002: R36,59) per share in terms of the Senior Executive Share Option Scheme, Share Trust and Group Share Incentive Scheme	**38,8**	43,9
Balance at end of year	**2 162,1**	2 123,3
Total issued share capital and share premium	**2 189,6**	2 150,7

Ordinary share analysis

Year	Price per share at 31 December (cents)	High for year (cents)	Low for year (cents)	Holdings	Number of shareholders	%	Number of shares	% of issued shares
1999	6 192 [1]	7 150	3 914	1 - 5 000	8 197	88,9	5 114 714	1,9
2000	5 774 [1]	8 500	4 800	5 001 - 10 000	289	3,1	2 115 066	0,8
2001	5 520	6 100 [2]	4 325 [2]	10 001 - 50 000	420	4,6	10 512 046	3,8
2002	5 465	6 790	5 020	50 001 - 100 000	136	1,5	9 958 357	3,6
2003	5 400	5 700	4 500	100 001 - and over	177	1,9	246 970 853	89,9
					9 219	100,0	274 671 036	100,0

[1] *Calculated excluding interests in Liberty International plc and Standard Bank Group Limited which were unbundled during 1999.*
[2] *Pre 31 March 2001 prices adjusted for 4 April 2001 capital reduction.*

Volume of shares traded (000's) 104 600 (2002: 82 565)
Volume traded to weighted average number of shares in issue 38,2% (2002: 30,2%)

	Group	
	2003 **Rm**	2002 Rm
18. Convertible bonds		
6,5% Liblife International B.V. 2004		
Nominal value (US$238,5 million (2002: US$239,5 million))	**1 582,0**	2 060,5
Unamortised bond issue costs	**(3,1)**	(10,7)
Total convertible bonds	**1 578,9**	2 049,8
Liability component	**1 499,8**	1 946,8
Equity component	**79,1**	103,0
Total convertible bonds	**1 578,9**	2 049,8

Convertible bonds comprise:

US$238,5 million (R1,6 billion) (2002: US$239,5 million (R2,1 billion)) 6,5% convertible bonds issued by Liblife International B.V. in July 1994. The bonds are convertible by the holders into ordinary shares of Liberty Group Limited on the basis of 484 shares for every US$5 000 of bonds, which is equivalent to US$10,33 per Liberty Group Limited ordinary share. Unless previously purchased and cancelled, or converted, the bonds will be redeemed on 30 September 2004.

for the year ended 31 December 2003

		Group		Company	
	Notes	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
19. Policyholder liabilities					
Policyholder liabilities at beginning of year		**73 595,6**	75 561,8	**68 075,4**	69 934,1
Liabilities under insurance contracts		**49 723,3**		**44 838,1**	
Liabilities under investment contracts		**23 872,3**		**23 237,3**	
Restatement of policyholder liabilities under investment contracts at the beginning of the year on implementation of AC 133		**130,8**		**130,8**	
Transfers to/(from) policyholder liabilities [(1)]		**10 113,2**	(1 966,2)	**9 539,7**	(1 858,7)
Net premium income and inflows from investment contracts	24	**18 121,8**	16 415,1	**16 201,0**	14 199,9
Net premium income from insurance contracts		**12 018,5**		**10 055,8**	
Net fund inflows from investment contracts		**5 882,4**		**5 926,1**	
Service fee income from investment contracts		**220,9**		**219,1**	
Investment income attributable to policyholders	25	**3 607,0**	3 589,8	**3 549,8**	3 431,1
Investment gains/(losses) attributable to policyholders	26	**6 508,0**	(6 085,4)	**6 011,4**	(5 239,0)
Claims, policyholders' benefits and payments under investment contracts	27	**(13 624,8)**	(11 913,8)	**(12 194,7)**	(10 618,1)
Policyholder benefits under insurance contracts		**(8 687,0)**		**(7 521,2)**	
Payments under investment contracts		**(4 937,8)**		**(4 673,5)**	
Commissions		**(1 612,3)**	(1 559,4)	**(1 354,2)**	(1 318,7)
Management expenses	28	**(1 526,5)**	(1 302,6)	**(1 387,8)**	(1 171,0)
Tax	29	**(640,5)**	(220,8)	**(566,3)**	(253,8)
Operating profit from insurance operations net of tax		**(719,5)**	(889,1)	**(719,5)**	(889,1)
Policyholder liabilities at end of year		**83 839,6**	73 595,6	**77 745,9**	68 075,4
Liabilities under insurance contracts		**56 296,0**		**50 608,9**	
Liabilities under investment contracts		**27 543,6**		**27 137,0**	
Policyholder liabilities at end of year		**83 839,6**	73 595,6	**77 745,9**	68 075,4

[(1)] *Transfers to policyholder liabilities include an amount of R2 490,2 million for the group and R2 516,5 million for the company, representing the fair value adjustment on investment contracts.*


2003
2002
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1,2%
4,6%
21,3%
13,7%
7,8%
1,1%
50,3%
14,9%
7,8%
5,7%
71,6%
0,4%
4,1%
21,2%
16,2%
8,1%
1,4%
48,6%
16,6%
8,1%
5,3%
69,8%
Group
Individual
Total
Group
Individual
Total
Non-profit business
Smooth bonus business
Reversionary business
Market related (linked) business

	Group and Company			
	Defined benefit pension fund		Post-retirement medical aid	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
20. Retirement benefit obligation				
The fully funded defined benefit pension fund is final salary defined. The assets of the fund are held in an independent trustee administered fund. The latest full actuarial valuation was performed on 31 December 2002.				
Change in defined benefit funded obligation				
Present value of funded obligation at beginning of year	**471,8**	405,6		
Service cost benefits earned during the year	**15,5**	21,9		
Interest cost on projected benefit obligation	**64,0**	58,0		
Actuarial (profit)/loss	**(29,0)**	5,2		
Benefits paid	**(9,4)**	(4,6)		
Transfer to STANLIB Group		(14,3)		
Present value of funded obligation at end of year	**512,9**	471,8		
Change in plan assets				
Fair value of plan assets at beginning of year	**799,8**	894,2		
Expected return on plan assets	**110,8**	111,7		
Actuarial loss	**(11,0)**	(186,6)		
Employer contribution	**10,3**	9,4		
Benefits paid	**(9,4)**	(4,6)		
Transfer to STANLIB Group		(24,3)		
Fair value of plan assets at end of year	**900,5**	799,8		
Fund excess	**387,6**	328,0		
Excess not recognised [1]	**387,6**	328,0		
Change in unfunded obligation				
Present value of unfunded obligation at beginning of year			**143,0**	135,4
Service cost benefits earned during the year			**5,5**	5,7
Interest cost on projected benefit obligation			**19,4**	18,5
Actuarial profits			**(12,8)**	(10,6)
Transfer to STANLIB Group				(6,0)
Present value of unfunded obligation at end of year			**155,1**	143,0
Net liability recognised in balance sheet			**155,1**	143,0

[1] No asset is recognised in respect of the surplus as the apportionment of the surplus still needs to be approved by the registrar of pension funds in terms of the Pension Fund Second Ammendment Act, 39 of 2001. Calculations have been performed to reflect the intended apportionment of the surplus in the fund. This resulted in a shortfall which has been fully provided for in Liberty's income statement.

for the year ended 31 December 2003

	Group and Company			
	Defined benefit pension fund		Post-retirement medical aid	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
20. Retirement benefit obligation (continued)				
Analysis of the retirement benefit obligation movement				
Service cost	**15,5**	21,9	**5,5**	5,7
Interest cost	**64,0**	58,0	**19,4**	18,5
Expected return on plan assets	**(110,8)**	(111,7)		
Net actuarial (profit)/loss recognised in year	**(18,0)**	191,8	**(12,8)**	(10,6)
Employer contribution	**(10,3)**	(9,4)		
Transfer to STANLIB Group		10,0		(6,0)
	(59,6)	160,6	**12,1**	7,6
The valuation was based on the following principal actuarial assumptions				
Anticipated after-tax returns on investments	**13%**	13%	**13%**	13%
Discount rate	**13%**	13%	**13%**	13%
Future salary increases (excluding increases on promotion)	**10%**	10%		
Medical cost trend rate			**11%**	11%
Retirement age: - executives	**63**	63	**63**	63
- others	**65**	65	**65**	65
Investments in excess of 5% of plan assets				
Anglo American plc	**54,1**	45,3		
Investment in employer and holding companies				
Standard Bank Group Limited	**34,8**	21,9		
Liberty Holdings Limited	**10,7**	11,2		
	45,5	33,1		

	Normal tax		Capital gains tax		Total	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
21. Deferred tax						
Group						
Liability at beginning of year	**(24,0)**	(5,5)	**(201,5)**	(113,0)	**(225,5)**	(118,5)
Restatement of opening deferred tax liability on implementation of AC 133	**39,3**				**39,3**	
Net temporary differences	**14,9**	(18,5)	**(141,9)**	(88,5)	**(127,0)**	(107,0)
Net prepaid commission accruals	**35,0**	(10,1)			**35,0**	(10,1)
Unrealised losses on shareholders' investments			**19,7**	16,2	**19,7**	16,2
Unrealised gains on policyholders' investments			**(161,6)**	(104,7)	**(161,6)**	(104,7)
Depreciation	**3,7**	(0,1)			**3,7**	(0,1)
Provisions	**(23,8)**	(3,0)			**(23,8)**	(3,0)
Assessed loss		(5,3)				(5,3)
Asset/(liability) at end of year	**30,2**	(24,0)	**(343,4)**	(201,5)	**(313,2)**	(225,5)
Deferred tax comprises:						
Deferred tax liability		(24,0)	**(343,4)**	(201,5)	**(343,4)**	(225,5)
Net prepaid commission accruals		(20,3)				(20,3)
Depreciation		(3,7)				(3,7)
Unrealised gains on shareholders' investments			**(77,1)**	(96,8)	**(77,1)**	(96,8)
Unrealised gains on policyholders' investments			**(266,3)**	(104,7)	**(266,3)**	(104,7)
Deferred tax asset	**30,2**				**30,2**	
Net commission accruals	**14,7**				**14,7**	
Provisions	**15,5**				**15,5**	
Asset/(liability) at end of year	**30,2**	(24,0)	**(343,4)**	(201,5)	**(313,2)**	(225,5)
Company						
Liability at beginning of year	**(20,3)**	(11,8)	**(184,6)**	(95,5)	**(204,9)**	(107,3)
Restatement of opening deferred tax liability on implementation of AC 133	**39,3**				**39,3**	
Net temporary differences	**13,1**	(8,5)	**(146,1)**	(89,1)	**(133,0)**	(97,6)
Net prepaid commission accruals	**35,0**	(1,6)			**35,0**	(1,6)
Unrealised losses on shareholders' investments			**3,4**	21,8	**3,4**	21,8
Unrealised gains on policyholders' investments			**(149,5)**	(110,9)	**(149,5)**	(110,9)
Provisions	**(21,9)**	(1,6)			**(21,9)**	(1,6)
Assessed loss		(5,3)				(5,3)
Asset/(liability) at end of year	**32,1**	(20,3)	**(330,7)**	(184,6)	**(298,6)**	(204,9)
Deferred tax comprises:						
Deferred tax liability		(20,3)	**(330,7)**	(184,6)	**(330,7)**	(204,9)
Net prepaid commission accruals		(20,3)				(20,3)
Unrealised gains on shareholders' investments			**(70,3)**	(73,7)	**(70,3)**	(73,7)
Unrealised gains on policyholders' investments			**(260,4)**	(110,9)	**(260,4)**	(110,9)
Deferred tax asset	**32,1**				**32,1**	
Net commission accruals	**14,7**				**14,7**	
Provisions	**17,4**				**17,4**	
Asset/(liability) at end of year	**32,1**	(20,3)	**(330,7)**	(184,6)	**(298,6)**	(204,9)

No provision for deferred capital gains tax has been made, for the investments in the subsidiaries, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

for the year ended 31 December 2003

	Property		Leave pay		Incentive scheme		Retention bonuses		Total	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
22. Provisions										
Group										
At beginning of year	**2,4**	3,4	**29,6**	36,0	**19,6**	46,0		32,2	**51,6**	117,6
Provisions relating to subsidiaries sold				(4,2)		(25,3)		(12,2)		(41,7)
Additional provisions	**8,9**	2,4	**38,5**	42,4	**43,8**	27,0	**9,7**		**100,9**	71,8
Utilised during the year	**(2,4)**	(3,4)	**(42,3)**	(44,6)	**(26,9)**	(28,1)	**(6,5)**	(20,0)	**(78,1)**	(96,1)
At end of year	**8,9**	2,4	**25,8**	29,6	**36,5**	19,6	**3,2**	-	**74,4**	51,6
Company										
At beginning of year	**2,4**	3,4	**25,0**	25,7	**13,8**	17,7		20,0	**41,2**	66,8
Additional provisions	**8,9**	2,4	**33,7**	35,2	**38,9**	21,3	**9,2**		**90,7**	58,9
Utilised during the year	**(2,4)**	(3,4)	**(36,4)**	(35,9)	**(22,5)**	(25,2)	**(6,0)**	(20,0)	**(67,3)**	(84,5)
At end of year	**8,9**	2,4	**22,3**	25,0	**30,2**	13,8	**3,2**	-	**64,6**	41,2

Property

Provisions raised for capital expenditure on properties under development and completed properties which are undergoing refurbishments.

Leave pay

In terms of the Group policy, employees are entitled to accumulate a maximum of 15 days compulsory leave and 20 days discretionary leave. Compulsory leave has to be taken within 12 months of earning it, failing which it is forfeited. Discretionary leave can be sold back to the Company while compulsory leave cannot be sold back to the Company.

Incentive scheme

In terms of the Group policy, selected employees at the discretion of directors receive an incentive bonus. The incentive bonus is related to employee, corporate and business unit performance and is approved by the remuneration committee.

Retention bonuses

Certain key employees of the Group were granted retention bonuses payable if they remain in service until 1 December 2006.

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
23. New business				
New business premium income from insurance contracts	**6 986,5**		**5 545,2**	
New fund inflows from investment contracts	**4 604,0**		**4 647,7**	
New service fee income from investment contracts	**76,5**		**74,8**	
New business	**11 667,0**	11 300,6	**10 267,7**	9 510,9
Comprising:				
New business – recurring premiums and inflows from investment contracts	**2 934,6**	2 782,4	**2 360,3**	2 287,2
Individual	**2 503,5**	2 356,6	**1 929,2**	1 861,4
Group	**431,1**	425,8	**431,1**	425,8
New business - single premiums and inflows from investment contracts	**8 732,4**	8 518,2	**7 907,4**	7 223,7
Individual	**4 985,7**	5 263,6	**4 073,0**	4 136,2
Group	**1 924,5**	1 182,5	**2 114,5**	1 265,4
Immediate annuities	**1 822,2**	2 072,1	**1 719,9**	1 822,1
New business	**11 667,0**	11 300,6	**10 267,7**	9 510,9
New individual business	**7 489,2**	7 620,2	**6 002,2**	5 997,6
New group business	**2 355,6**	1 608,3	**2 545,6**	1 691,2
New immediate annuities	**1 822,2**	2 072,1	**1 719,9**	1 822,1
New business	**11 667,0**	11 300,6	**10 267,7**	9 510,9
New business index	**3 807,8**	3 634,2	**3 151,0**	3 009,6
Natural increases	**747,6**	651,0	**706,5**	617,1
New business index net of natural increases	**3 060,2**	2 983,2	**2 444,5**	2 392,5
Value of new business written in the year	**608,9**	604,6		
New business margin (net of natural increases)	**19,9%**	20,3%		

New business index is an internationally accepted measure calculated as the sum of annualised recurring new business plus 10% of new single premiums and inflows for the year.

for the year ended 31 December 2003

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
24. Net premium income				
Net premium income from insurance contracts	**12 018,5**		**10 055,8**	
Net fund inflows from investment contracts	**5 882,4**		**5 926,1**	
Service fee income from investment contracts	**220,9**		**219,1**	
Net premium income and inflows from investment contracts	**18 121,8**	16 415,1	**16 201,0**	14 199,9
Comprising:				
Recurring premium income and inflows from investment contracts	**8 725,3**	7 855,9	**7 584,2**	6 888,6
Individual	**6 618,2**	5 999,7	**5 477,1**	5 032,4
Group	**2 107,1**	1 856,2	**2 107,1**	1 856,2
Single premium income and inflows from investment contracts	**9 396,5**	8 559,2	**8 616,8**	7 311,3
Individual	**5 075,1**	5 277,2	**4 207,7**	4 196,1
Group	**2 458,4**	1 182,5	**2 648,4**	1 265,4
Immediate annuities	**1 863,0**	2 099,5	**1 760,7**	1 849,8
Net premium income and inflows from investment contracts	**18 121,8**	16 415,1	**16 201,0**	14 199,9
Individual premium income and inflows from investment contracts	**11 693,3**	11 276,9	**9 684,8**	9 228,5
Group premium income and inflows from investment contracts	**4 565,5**	3 038,7	**4 755,5**	3 121,6
Immediate annuities	**1 863,0**	2 099,5	**1 760,7**	1 849,8
Net premium income and inflows from investment contracts	**18 121,8**	16 415,1	**16 201,0**	14 199,9

Premium income and inflows from investment contracts are shown net of reinsurance of R195,6 million (2002: R146,7 million).

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
25. Investment income net of interest paid				
Dividend, interest and net rental income	**4 027,3**	3 986,8	**3 936,4**	3 752,1
Attributable to policyholders' liabilities [1]	**3 607,0**	3 589,8	**3 549,8**	3 431,1
Attributable to shareholders' funds	**420,3**	397,0	**386,6**	321,0
Operating income from financial services operations	**331,6**	391,7	**150,6**	112,1
Investment income net of interest paid	**4 358,9**	4 378,5	**4 087,0**	3 864,2
Comprising:				
Income from subsidiaries			**338,4**	126,9
(Accumulated loss)/retained income of subsidiaries			**(296,5)**	108,3
Dividends received from subsidiaries			**634,9**	18,6
Retained income of joint ventures	**36,0**	55,3	**36,0**	55,3
Dividends received	**1 170,5**	1 122,3	**1 083,8**	1 065,8
Listed shares	**1 033,8**	1 035,1	**965,7**	989,4
Unlisted shares	**136,7**	87,2	**118,1**	76,4
Income on unit trusts	**403,7**	338,6	**384,0**	306,5
Interest received	**2 005,3**	2 192,5	**1 653,7**	1 771,4
Net rental income [2]	**669,8**	650,8	**664,8**	648,3
Rental income	**1 047,0**	1 021,4	**945,4**	915,8
Direct operating expenses - let properties	**(343,9)**	(333,8)	**(238,2)**	(236,4)
- unlet properties	**(8,5)**	(12,0)	**(8,4)**	(11,4)
- owner-occupied properties	**(24,8)**	(24,8)	**(34,0)**	(19,7)
Management fees	**203,5**	213,5	**(98,3)**	(91,2)
Scrip lending fees	**5,4**	6,2	**5,4**	6,2
Sundry (expense)/income	**(0,1)**	(14,5)	**25,9**	(13,7)
Investment income	**4 494,1**	4 564,7	**4 093,7**	3 875,5
Interest paid	**(135,2)**	(186,2)	**(6,7)**	(11,3)
Investment income net of interest paid	**4 358,9**	4 378,5	**4 087,0**	3 864,2

[1] Refer to note 19.
[2] Notional rent relating to owner-occupied properties of R95,7 million (2002: R78,4 million) has been eliminated.

for the year ended 31 December 2003

	Group		Company	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
26. Investment gains/(losses)				
Investment gains/(losses) attributable to policyholder liabilities [1]	**6 508,0**	(6 085,4)	**6 011,4**	(5 239,0)
Investment properties	**707,2**	395,5	**666,7**	436,7
Owner-occupied properties	**37,7**	(5,8)	**78,1**	(47,0)
Marketable securities	**6 169,5**	(6 025,1)	**5 406,8**	(5 181,1)
Other investments	**(406,4)**	(450,0)	**(140,2)**	(447,6)
Investment gains attributable to shareholders' assets held for trading	**64,2**	-		
Marketable securities	**65,9**	-		
Other investments	**(1,7)**	-		
Realised investment gains attributable to shareholders' assets	**315,4**	52,4	**315,4**	52,4
Investment properties		(0,1)		(0,1)
Owner-occupied properties		(0,6)		(0,6)
Marketable securities	**367,8**	37,1	**161,0**	37,1
Other investments	**(52,4)**	16,0	**154,4**	16,0
Investment losses attributable to shareholders' assets recognised against equity	**(150,8)**		**(150,8)**	
Owner-occupied properties	**(0,3)**		**(0,3)**	
Marketable securities	**(40,9)**		**(42,6)**	
Other investments	**(109,6)**		**(107,9)**	
Total investment gains/(losses)	**6 736,8**	(6 033,0)	**6 176,0**	(5 186,6)
Comprising:				
Investment gains/(losses) attributable to policyholder liabilities [1]	**6 508,0**	(6 085,4)	**6 011,4**	(5 239,0)
Unrealised investment gains/(losses)	**5 969,4**	(2 805,7)	**5 390,5**	(3 478,6)
Realised investment gains	**2 020,9**	1 863,4	**2 070,0**	2 773,0
Translation losses	**(1 482,3)**	(5 143,1)	**(1 449,1)**	(4 533,4)
Investment gains attributable to shareholders' assets	**228,8**	52,4	**164,6**	52,4
Unrealised investment losses	**(86,3)**	(261,7)	**(102,8)**	(261,7)
Realised investment gains	**363,1**	503,1	**315,4**	503,1
Translation losses	**(48,0)**	(189,0)	**(48,0)**	(189,0)
Total investment gains/(losses)	**6 736,8**	(6 033,0)	**6 176,0**	(5 186,6)

[1] *Refer to note 19.*

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
27. Claims, policyholders' benefits and payments under investment contracts				
Claims and policyholders' benefits under insurance contracts	**8 687,0**		**7 521,2**	
Payments under investment contracts	**4 937,8**		**4 673,5**	
Claims, policyholders' benefits and payments under investment contracts	**13 624,8**	11 913,8	**12 194,7**	10 618,1
Comprising:				
Individual	**10 435,8**	9 665,6	**9 005,7**	8 369,9
Death and disability claims	**1 720,6**	1 627,0	**1 347,4**	1 364,8
Policy maturity claims	**3 975,6**	3 363,7	**3 558,2**	2 976,2
Policy surrender claims	**3 336,1**	3 228,4	**2 930,1**	2 819,2
Annuity payments	**1 403,5**	1 446,5	**1 170,0**	1 209,7
Group	**3 189,0**	2 248,2	**3 189,0**	2 248,2
Death and disability claims	**356,8**	261,2	**356,8**	261,2
Scheme terminations	**338,5**	234,4	**338,5**	234,4
Scheme member withdrawals	**1 104,2**	1 049,6	**1 104,2**	1 049,6
Annuity payments	**217,3**	194,0	**217,3**	194,0
Investment only terminations and withdrawals	**1 172,2**	509,0	**1 172,2**	509,0
Total claims, policyholders' benefits and payments under investment contracts	**13 624,8**	11 913,8	**12 194,7**	10 618,1

Claims, policyholders' benefits and payments under investment contracts are shown net of reinsurance recoveries of R210,8 million (2002: R98,3 million).

for the year ended 31 December 2003

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
28. Management expenses				
Management expenses attributable to policyholder liabilities	**1 526,5**	1 302,6	**1 387,8**	1 171,0
Management expenses attributable to shareholders and financial services operations	**334,4**	388,3	**91,3**	57,3
Total management expenses	**1 860,9**	1 690,9	**1 479,1**	1 228,3
Comprising:				
Employee costs	**943,3**	791,9	**732,6**	560,7
Office costs	**583,3**	587,9	**476,8**	414,0
Training and development costs	**124,8**	145,1	**96,7**	104,5
Other	**209,5**	166,0	**173,0**	149,1
Total management expenses	**1 860,9**	1 690,9	**1 479,1**	1 228,3
Management expenses include the following:				
Amortisation - intangible assets	**37,8**	29,0	**36,4**	19,1
Auditors' remuneration	**10,8**	9,3	**9,1**	6,6
Audit fees - Current year	**8,7**	6,7	**6,2**	4,9
- Prior year		0,3		
Other services	**2,1**	2,3	**2,9**	1,7
Consulting fees	**52,0**	33,4	**37,0**	20,7
Actuarial	**1,1**	0,7	**0,1**	0,3
Other	**50,9**	32,7	**36,9**	20,4
Defined benefit pension fund contributions	**10,3**	9,4	**8,4**	6,9
Defined contribution provident fund contributions	**58,6**	52,1	**48,3**	37,0
Depreciation	**110,5**	103,5	**100,9**	90,6
Furniture and fittings	**16,1**	14,7	**14,3**	12,2
Computer equipment	**76,4**	74,7	**70,6**	66,2
Other	**18,0**	14,1	**16,0**	12,2
Impairment losses	**3,8**	13,2	**3,8**	
Profit on disposal of tangible assets	**(5,3)**	-	**(5,3)**	(0,7)
Operating lease charges	**46,6**	30,2	**26,5**	11,4
Other related South African taxes	**242,8**	222,7	**203,8**	182,4
Financial services levy	**9,2**	8,0	**8,7**	7,5
Non-recoverable value added tax	**206,7**	160,1	**170,2**	126,4
Regional services council levies	**16,6**	17,8	**15,6**	16,2
Stamp duty	**10,3**	36,8	**9,3**	32,3

	Company	
	2003 R'000	2002 R'000
28. Management expenses (continued)		
Directors' emoluments		
Chairman and non-executive directors' fees	**1 339**	1 081
Executive directors		
Total emoluments	**14 675**	13 520
Basic salaries	**5 251**	6 680
Bonuses and performance related payments	**3 338**	4 194
Retirement and medical benefits	**931**	1 452
Other incentives and benefits	**5 155**	1 194
Emoluments paid by the Company	**16 014**	14 601
D E Cooper - Fees paid as Chairman	**825**	750
D E Cooper - Fees paid as a member of the Remuneration Committee	**25**	
Fees paid to non-executive directors	**489**	331
A W B Band (Appointed - 1 October 2003)	**12**	
D D B Band (Resigned - 13 March 2002)		12
E Bradley (Resigned - 13 March 2002)		6
D A Hawton	**130**	80
R J Khoza (Resigned - 29 November 2002)		26
W S MacFarlane (Resigned - 30 June 2003)	**57**	70
S J Macozoma (Re-appointed - 3 December 2003)		6
R A Plumbridge (Resigned - 13 March 2002)		6
M Rapp	**50**	25
A Romanis	**90**	50
M J Shaw (Appointed - 13 March 2002)	**138**	40
C B Strauss (Resigned - 13 March 2002)		6
E P Theron (Resigned - 13 March 2002)		4
S P Sibisi (Appointed - 1 October 2003)	**12**	
	1 339	1 081

for the year ended 31 December 2003

	Basic salaries R'000	Bonuses and performance related payments R'000	Retirement and medical benefits R'000	Other incentives and benefits R'000	Total emoluments R'000
28. Management expenses (continued)					
Executive directors' total emoluments comprise:					
2003					
Paid by Company					
Current directors	2 840	200	411	3 369	6 820
M J D Ruck	1 758		182	3 157 [1]	5 097
H I Appelbaum	1 082	200	229	212	1 723
Former directors	2 411	3 138	520	1 786	7 855
R C Andersen	1 012	1 400	244	122	2 778
M A Bloom	295	737	59	83	1 174
M J Jackson	610	539	128	1 207 [2]	2 484
D S Nohr	494	462	89	374	1 419
Total paid	**5 251**	**3 338**	**931**	**5 155**	**14 675**
2002					
Paid by Company					
Current directors					
R C Andersen	2 365	2 000	572	276	5 213
H I Appelbaum	960	26	211	203	1 400
M A Bloom	1 152	737	230	204	2 323
M J Jackson	1 116	770	239	326	2 451
D S Nohr	1 087	661	200	185	2 133
Total paid	**6 680**	**4 194**	**1 452**	**1 194**	**13 520**

[1] *Includes a sign-on bonus of R3 million. 100% of the bonus is repayable if M J D Ruck leaves Liberty Group Limited prior to 31 May 2005, and 50% is repayable if he leaves during the period 1 June 2005 and 31 May 2006.*

[2] *Includes a severance payment on retirement.*

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
29. Tax				
Tax attributable to shareholders' and financial services operations	**156,9**	138,8	**121,1**	114,2
Tax attributable to policyholder liabilities (refer to note 19)	**640,5**	220,8	**566,3**	253,8
Normal tax	**321,4**	288,8	**263,4**	262,8
Current capital gains tax	**6,0**	27,9	**6,0**	29,3
Deferred capital gains tax	**163,8**	(251,8)	**149,5**	(192,3)
Retirement fund tax	**149,3**	155,9	**147,4**	154,0
Capital gains tax attributable to shareholders' investment gains recognised in the income statement	**25,1**	8,8	**25,1**	8,8
Capital gains tax attributable to shareholders' investment gains recognised against equity	**(20,6)**	-	**(20,6)**	-
Total tax	**801,9**	368,4	**691,9**	376,8
Comprising:				
South African normal tax	**387,5**	329,4	**303,3**	290,9
Current year tax	**410,3**	404,5	**324,4**	349,0
Prior years' tax	**(7,8)**	(86,0)	**(7,8)**	(66,6)
Deferred tax	**(15,0)**	10,9	**(13,3)**	8,5
South African capital gains tax	**174,3**	(215,1)	**160,0**	(154,2)
Current year tax	**32,4**	51,3	**31,1**	52,7
Deferred tax	**141,9**	(266,4)	**128,9**	(206,9)
Other related South African taxes	**236,4**	250,9	**228,6**	240,1
Retirement fund tax	**149,3**	155,9	**147,4**	154,0
Secondary tax on companies	**87,1**	95,0	**81,2**	86,1
Foreign tax - current year normal tax	**3,7**	3,2		
Total tax	**801,9**	368,4	**691,9**	376,8

	Group		Company	
	2003 %	2002 %	**2003 %**	2002 %
Reconciliation of tax rate attributable to shareholders' funds				
Tax charge for the year as a percentage of revenue earnings attributable to shareholders' funds before tax	**32,6**	34,7	**27,2**	30,4
Secondary tax on companies	**(18,1)**	(23,7)	**(18,2)**	(22,9)
Tax excluding secondary tax on companies	**14,5**	11,0	**9,0**	7,5
The charge for the year has been reduced as a consequence of:				
Dividends received	**9,9**	11,1	**8,0**	10,6
Other non-taxable income and permanent differences	**5,6**	7,9	**13,0**	11,9
Standard rate of South African tax	**30,0**	30,0	**30,0**	30,0

The Group has estimated tax losses attributable to shareholders' funds of R212,1 million (2002: R227,2 million) which are available for set-off against future taxable income. No provision for deferred capital gains tax has been made, for the investments in the subsidiaries, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

for the year ended 31 December 2003

	Group and Company	
	2003 Rm	2002 Rm
30. Earnings per share		
Headline earnings per share		
Headline earnings	**949,1**	1 068,8
Weighted average number of shares in issue (millions)	**274,0**	273,0
Headline earnings per share (cents)	**346,4**	391,5
Headline earnings per share is calculated by dividing the headline earnings by the weighted average number of shares in issue during the year.		
Fully diluted headline earnings per share		
Headline earnings	**949,1**	1 068,8
Weighted average number of shares in issue (millions)	**274,0**	273,0
Adjustments for:		
Implementation of shares under option below fair value (millions)	**0,4**	1,3
Fully diluted weighted average number of shares in issue (millions)	**274,4**	274,3
Fully diluted headline earnings per share (cents)	**345,9**	389,6
Total earnings per share		
Total earnings	**1 161,7**	1 098,8
Weighted average number of shares in issue (millions)	**274,0**	273,0
Total earnings per share (cents)	**424,0**	402,5
Total earnings per share is calculated by dividing the total earnings by the weighted average number of shares in issue during the year.		
Fully diluted total earnings per share		
Total earnings	**1 161,7**	1 098,8
Adjustment for convertible bond interest [1]	**81,5**	
Fully diluted total earnings	**1 243,2**	1 098,8
Weighted average number of shares in issue (millions)	**274,0**	273,0
Adjustments for:		
Conversion of bonds into equity (millions) [1]	**23,1**	
Implementation of shares under option below fair value (millions)	**0,4**	1,3
Fully diluted weighted average number of shares in issue (millions)	**297,5**	274,3
Fully diluted total earnings per share (cents)	**417,9**	400,5

[1] *The convertible bonds are anti-dilutive in 2002.*

	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
31. Reconciliation of total earnings to cash generated from operations				
Total earnings	**1 161,7**	1 098,8	**1 161,7**	1 098,8
Adjustments for:				
Transfers to/(from) policyholders' liabilities	**10 113,2**	(1 966,2)	**9 539,7**	(1 858,7)
Interest received	**(2 336,4)**	(2 386,6)	**(1 965,9)**	(1 949,6)
Interest paid	**135,2**	186,2	**6,7**	11,3
Dividends received	**(1 243,1)**	(1 266,8)	**(1 790,5)**	(1 212,7)
Normal taxation paid	**735,4**	273,4	**631,3**	290,7
Secondary tax on companies paid	**87,1**	95,0	**81,2**	86,1
	8 653,1	(3 966,2)	**7 664,2**	(3 534,1)
Adjustments for non-cash items:				
Retained income of subsidiaries			**391,7**	(26,4)
Retained income of joint ventures	**(36,0)**	(55,3)	**(36,0)**	(55,3)
Amortisation on intangible assets	**37,8**	29,0	**36,4**	19,1
Depreciation on tangible assets	**110,5**	103,5	**100,9**	90,6
Depreciation on appurtenances	**11,7**	52,4	**11,7**	42,3
Impairment losses	**3,8**	13,2	**3,8**	
Amortisation on goodwill	**77,7**	13,6	**77,7**	13,6
Profit on disposal of fixed assets	**(5,3)**		**(5,3)**	(0,7)
Amortisation on bond issue costs	**5,9**	9,3		
Amortisation on fixed interest securities	**125,9**	(273,7)	**76,2**	(273,7)
Investment gains attributable to shareholders' assets	**(379,6)**	(52,4)	**(315,4)**	(52,4)
Investment (gains)/losses attributable to policyholders' liabilities	**(6 508,0)**	6 085,4	**(6 011,4)**	5 239,0
Income attributable to minority shareholders in subsidiaries	**95,2**	81,9		
	2 192,7	2 040,7	**1 994,5**	1 462,0
Working capital changes:	**386,7**	(575,7)	**72,5**	(305,9)
Net outstanding premiums, accrued investment income and other debtors	**338,3**	(316,6)	**143,4**	(255,2)
Outstanding claims, policyholders' benefits and other creditors	**465,2**	(74,3)	**253,1**	26,4
Tangible and intangible assets	**(416,8)**	(184,8)	**(324,0)**	(77,1)
Cash generated from operations	**2 579,4**	1 465,0	**2 067,0**	1 156,1
32. Dividends				
Dividends as per statement of changes in group shareholders' funds	**(760,9)**	(851,0)	**(760,9)**	(851,0)
Dividends paid to minority shareholders in subsidiary	**(81,9)**	(42,9)		
	(842,8)	(893,9)	**(760,9)**	(851,0)

for the year ended 31 December 2003

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
33. Tax paid				
Tax payable and deferred tax at beginning of year	**(475,0)**	(891,7)	**(392,3)**	(733,7)
Adjustment on implementation of AC 133	**39,3**		**39,3**	
Tax as per income statement	**(801,9)**	(368,4)	**(691,9)**	(376,8)
Tax payable and deferred tax at end of year	**437,2**	475,0	**318,0**	392,3
	(800,4)	(785,1)	**(726,9)**	(718,2)

	Group	
	2003 Rm	2002 Rm
34. Disposal of operations net of cash disposed		
No operations were disposed of during 2003. On 1 January 2002, the group disposed of Liberty Asset Management (100%), Liberty Collective Investments (100%), Lodestone Investments (50%), Silgen Financial Services (52%) and Milfin Holdings (50%). The fair value of assets and liabilities disposed of were as follows:		
Investments		86,3
Tangible assets		25,2
Debtors		63,4
Cash and cash equivalents		389,8
Taxation		1,1
Creditors		(159,1)
Amounts owing to group companies		(243,0)
Value of net assets		163,7
Fair value adjustment		700,3
Total disposal consideration		864,0
Consideration settled by the issue of shares		(864,0)
Disposal of shares to Standard Bank for cash		134,0
Cash flow on disposal		134,0
Cash and cash equivalents in subsidiary disposed		(389,8)
		(255,8)

35. Related party transactions

Holding company

Liberty Group Limited's immediate holding company is Liberty Holdings Limited, which, in turn, is controlled by Standard Bank Group Limited (Stanbank), the Company's ultimate holding company. Liberty Group Limited (Liberty) provides certain administrative and secretarial services to Liberty Holdings Limited for which it is reimbursed at cost.

Asset management

Liberty and Charter Life Insurance Company Limited (Charter Life) paid asset management fees to STANLIB Asset Management Limited (STANLIBAM) on assets managed by STANLIBAM on their behalf in accordance with arms length investment mandates. STANLIBAM manage R58,9 billion (2002: R53,6 billion) of the policyholder assets of Liberty and Charter Life.

Banking arrangements

The Group makes use of banking facilities provided by Standard Bank of South Africa Limited (Standard Bank). At 31 December 2003 substantially all of the cash and cash equivalents amounting to R272,8 million (2002: R259,2 million) were held with Standard Bank. In addition, term deposits and other money market securities with Standard Bank amounted to R672,8 million at 31 December 2003 (2002: R358,2 million). These deposits were made in the normal course of business at prevailing market rates.

Bancassurance

Liberty and Charter Life entered into a joint venture agreement with Stanbank for the sale and promotion of insurance products. New business premium income received in respect of this business in 2003 amounted to R2,8 billion (2002: R3,2 billion). In terms of the joint venture agreement Charter Life has paid a preference dividend of R95,2 million (2002: R81,9 million) to Stanbank in the current year in respect of the emergence of embedded value profits on the business.

Forward exchange contracts

All Liberty Ermitage Jersey Limited's (Liberty Ermitage) forward exchange contracts are placed with Standard Bank (refer to the currency risk component of note 5).

Property lease agreements

Certain related parties of the Group are lessees in terms of arms' length property lease agreements with Liberty. Rentals and management fees received by Liberty from related parties for the year ended 31 December 2003 amounted to R47,9 million (2002: R49,7 million)

Standard Asset Selection Fund Limited

Liberty Ermitage is the investment adviser of the Jersey-domiciled fund and Standard Bank Jersey Limited is the manager, administrator and custodian. This fund was redeemed during 2003. The assets under management as at 31 December 2002 amounted to R464,7 million and the fund had R17,2 million invested in Liberty HBV Merger Arbitrage Fund Limited.

Empowerment transaction with STANLIB

In June 2003, Stanbank and Liberty announced the sale of 25,2% of their holding in STANLIB to an empowerment consortium led by Safika (Proprietary) Limited, which includes the Nduna Trust and the broad based black empowerment trust representing formerly disadvantaged communities and individuals. Following the completion of the transaction, Mr Saki Macozoma, who is a director of Safika, assumed the chairmanship of STANLIB. Mr Macozoma is also a director of Liberty and Standard Bank.

for the year ended 31 December 2003

35. Related party transactions (continued)

Transactions with directors

Apart from share options granted to directors, as indicated in the Directors' report and the interest of Mr Saki Macozoma in STANLIB as indicated above, there were no material transactions with directors or their families during the year under review.

Treasury function

STANLIBAM performs a treasury function for Liberty and its subsidiaries at prevailing market rates in terms of a contract signed between STANLIBAM and Liberty.

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
36. Commitments				
Capital commitments	**164,8**	450,8	**110,7**	83,0
Under contracts	**147,7**	297,2	**93,6**	60,5
Authorised by the directors but not contracted	**17,1**	153,6	**17,1**	22,5
Operating lease commitments	**48,5**	156,4	**27,7**	36,1
Less than 5 years	**45,9**	114,7	**27,7**	36,1
5 to 10 years	**2,6**	41,7		
Total commitments	**213,3**	607,2	**138,4**	119,1

Group figures above include the Group's share of commitments of joint ventures amounting to R57,8 million (2002: R85,3 million). Refer to note 10. The expenditure will be financed by available bank facilities, existing cash resources and funds internally generated.

37. Comparatives

The comparatives have been adjusted for the reclassification of Deferred Capital Gains Tax on unrealised policyholder investment gains from policyholder liabilities to the deferred tax liability in compliance with AC102. This change has no impact on earnings of the Group.

LIBERTY

Liberty Holdings



Liberty Holdings

review of the past six years

	2003 Rm
Income statement - extracts	
Headline earnings	**513,6**
Dividends on preference shares	**(1,7)**
Headline earnings attributable to ordinary shareholders	**511,9**
Headline earnings after preference dividend per ordinary share (cents)	**1 038,3**
Dividends per ordinary share (cash equivalent) (cents)	**840,0**
Balance sheet - extracts	
Shareholders' funds	**4 754,8**
Minority interests	**4 021,3**
Total assets	**96 559,6**
Other	
Liberty Holdings Limited share price at 31 December (cents)	**14 100**
Total number of shares in issue at 31 December (000's)	**49 300**
Market capitalisation (R million)	**6 951**
Weighted average number of shares in issue (000's)	**49 300**

(1) Subsequent to the unbundling by Liberty Group Limited of its holding in Liberty International Holdings plc and Standard Bank Group Limited shares to shareholders

	2002 Rm	2001 Rm	2000 Rm	1999[1] Rm	1998 Rm
	577,9	838,6	817,0	897,8	959,4
	(1,7)	(1,7)	(1,7)	(1,7)	(1,7)
	576,2	836,9	815,3	896,1	957,7
	1 169,5	1 698,0	1 655,3	1 820,0	1 948,0
	943,0	3 849,0	795,0	1 175,0	1 220,0
	4 670,0	4 562,5	5 274,3	5 229,8	10 570,4
	3 914,7	3 784,2	4 345,3	4 093,2	23 904,6
	89 263,5	89 402,3	75 966,4	69 216,9	113 589,7
	15 000	15 500	18 000	19 040	20 580
	49 300	49 286	49 286	49 240	49 236
	7 395	7 639	8 871	9 375	10 133
	49 296	49 286	49 253	49 237	49 162

directors

Derek Cooper



Myles Ruck





Jacko Maree



Angus Band



Buddy Hawton

▶ *Chairman*

D E Cooper (63) CA(SA)
Appointed to the board – 1999
Chairman: Standard Bank Group Limited

▶ *Chief executive*

M J D Ruck (48) B Bus Sc
Appointed to the board - 2003

▶ *Directors who resigned during 2003*

W S MacFarlane (68) CA(SA), FCA*
Appointed to the board – 1995
Director of companies

▶ *Directors who retired during 2003*

R C Andersen (55) CA(SA), CPA (Texas)
Appointed to the board – 1997

▶ *Non-Executive director*

J H Maree (48) BCom, MA (Oxon)
Appointed to the board – 1997
Chief Executive: Standard Bank Group Limited

Saki Macozoma



Leila Patel



Michael Rapp





Alan Romanis



Martin Shaw



Sibusiso Sibisi

► *Independent Non-Executive directors*

A W B Band (51) BA, BAcc, CA(SA)
Appointed to the board – 2003
Group Managing Director: Anglovaal Industries Limited

D A Hawton (66) FCIS*
Appointed to the board – 1999
Executive Chairman: Kersaf Limited

S J Macozoma (46) BA, B Hons (Boston)
Appointed to the board – 2003
Chairman: STANLIB Limited

Prof L Patel (51) PhD, MSW
Appointed to the board – 2003
Professor: Social Studies, RAU

M Rapp (68) CA(SA)
Appointed to the board – 1976
Director of companies

A Romanis (64) CA*#
Appointed to the board – 1986
Director of companies

M J Shaw (65) CA(SA)*
Appointed to the board – 2002
Director of companies

Dr S P Sibisi (48) BSc, PhD
Appointed to the board – 2003
President & CEO: CSIR

** Member of the Audit Committee*
 # British

approval of the annual financial statements

for the year ended 31 December 2003

The directors accept responsibility for the preparation, integrity and fair presentation of the Company annual financial statements, the Group annual financial statements and related information included in this annual report. These financial statements have been prepared using appropriate accounting policies, supported by reasonable and prudent judgements and estimates, in conformity with South African Statements of Generally Accepted Accounting Practice, taking into account the nature of the business and in the manner required by the Long-term Insurance Act, 1998 and the South African Companies Act, 1973. The directors are of the opinion that the financial statements fairly present the financial position of the Company and the Group. The independent auditors are responsible for reporting on these financial statements and were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors have no reason to believe that all representations made to the independent auditors during the audit are not valid and appropriate. The directors further accept responsibility for the maintenance of accounting records, which may be relied upon in the preparation of the financial statements, as well as adequate systems of internal financial control. Internal financial and operating controls are described in the corporate governance review on pages 181 to 195 of the annual report.

The directors have reviewed the 2004 budget and cash flow forecasts for the Company and the Group. On the basis of this review, and in light of the current financial position and existing borrowing facilities, the directors consider that the Company and the Group have adequate resources to continue in operation for the foreseeable future and have continued to adopt the going concern basis in preparing the financial statements.

The Company annual financial statements and the Group annual financial statements which appear on pages 126 to 178 were approved by the board of directors and are signed on its behalf by:

D E Cooper
Chairman

M J D Ruck
Chief executive

Johannesburg
2 March 2004

report of the independent auditors on the annual financial statements

To the members of Liberty Holdings Limited

We have audited the Company annual financial statements and Group annual financial statements of Liberty Holdings Limited set out on pages 126 to 178 for the year ended 31 December 2003. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 December 2003 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act, 1973.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
2 March 2004

directors report

The directors present their report, which forms part of the audited annual financial statements of the group for the year ended 31 December 2003

1. Business and operations

Liberty Holdings Limited is the holding company of the Liberty Group ("Liberty").

2. Review of operational results

Headline earnings after preference dividend for the group have decreased from R576,2 million (1 169,5 cents per share) in 2002 to R511,9 million (1 038,3 cents per share) in 2003.

3. Share capital

There were no changes in the authorised and issued share capital of the company during the financial year.

4. Events after balance sheet date

No material facts or circumstances have arisen between the dates of the balance sheet and this report which affect the financial position of the group as reflected in these financial statements.

5. Management by a third party

STANLIB Asset Management Limited, in which Liberty holds a 37,4% interest, manages the bulk of Liberty's policyholder assets. Liberty has a contractual right to appoint the Chief Executive of STANLIB Asset Management.

6. Dividends paid and declared

Interim

On 6 August 2003, an interim dividend of 490 cents (2002: 490 cents) was declared to shareholders recorded at the close of business on 29 August 2003 and was paid on 1 September 2003.

Final

On 2 March 2004, a final dividend of 350 cents (2003: 350 cents) was declared to shareholders recorded at the close of business on 2 April 2004 to be paid on 5 April 2004.

7. Directors and secretary

Particulars of directors are contained on pages 122 and 123.

Vincent Barnard was appointed Group Secretary on 13 May 2003 following the retirement of John Worwood. The address of the Group Secretary is that of the registered office as stated on the inside front cover of this report.

8. Holding company

Liberty Holdings Limited holds 54,2% of Liberty Group Limited's issued share capital with Standard Bank Group Limited holding 54,7% of Liberty Holdings Limited.

An analysis of ordinary shareholders is provided on page 127.

9. Subsidiaries

Interests in subsidiary companies and joint ventures are detailed on pages 154 and 155.

10. Shareholders

	Number of shareholders	%	Number of shares	% of issued shares
Composition of shareholders				
Non-public shareholders	3	-	29 328 621	59,5
Liberty Group Limited	2	-	2 364 921	4,8
Standard Bank Group Limited	1	-	26 963 700	54,7
Public shareholders	7 121	100,0	19 970 899	40,5
	7 124	100,0	49 299 520	100,0
Distribution of shareholders				
Banks	31	0,4	27 794 338	56,4
Pension and Provident Funds	170	2,4	8 320 925	16,9
Insurance Companies	27	0,4	4 001 106	8,1
Individuals	5 467	76,7	2 662 369	5,4
Growth Funds and Unit Trusts	107	1,5	2 370 231	4,8
Nominee Companies and Trusts	1 023	14,4	1 700 711	3,4
Investment Companies	44	0,6	1 997 804	4,1
Private Companies	183	2,6	232 296	0,5
Other Corporate Bodies	29	0,4	15 695	-
Close Corporations	28	0,4	19 828	-
Limited Companies	5	0,1	149 911	0,3
Medical Aid Schemes	10	0,1	34 306	0,1
	7 124	100,0	49 299 520	100,0

11. Borrowing powers

In terms of the Company's articles of association the amount which the Group may borrow is unlimited. Borrowings at 31 December 2003 computed in terms of the Company's articles of association were R 1 877 million (2002: R 2 342 million).

12. Interests of directors, including their families in share capital

Direct interests

	Company	
	2003 Number of shares	2002 Number of shares
Beneficial (ordinary shares of 25 cents each)		
R C Andersen (Retired - 31 May 2003)		760

No director, including their families, held any non-beneficial direct interests.

Indirect interests

By virtue of either directorships in or material shareholdings held directly or indirectly by Standard Bank Group Limited 54,7% (2002: 54,7%), in the issued ordinary share capital of Liberty Holdings Limited, Messrs D E Cooper, D A Hawton, S J Macozoma, J H Maree, M J D Ruck (2002: Messrs R C Andersen, D E Cooper, D A Hawton, J H Maree), all being directors of the Company and Standard Bank Group Limited, had in aggregate an indirect beneficial and non-beneficial interest in 26 963 700 (2002: 26 963 700) ordinary shares in Liberty Holdings Limited at 31 December 2003.

Shares under option

The Company operates the Liberty Holdings Senior Executive Share Option Scheme (1988). Movements in shares under option are detailed below.

Date granted	Price payable per share	Expiry date	Shares under option at beginning of year	Shares under option at end of year	Options exercised at end of year	Directors' options outstanding at end of year
11 September 1998	R61,62	31 March 2006	12 500	**12 500**	**12 500**	
2 August 1999	R88,62	31 March 2006	10 925	**10 925**	**10 925**	
28 September 1999	R96,85	31 March 2006	44 392	**44 392**	**44 392**	
3 April 2001	R135,00	31 March 2006	18 060	**18 060**	**18 060**	
			85 877	**85 877**	**85 877**	
Market value of shares under option (Rm)			12,9	**12,1**		

The subscription prices for options granted in previous years were adjusted for the unbundlings by the Liberty Group of its investments in Liberty International plc and Standard Bank Group Limited by R63,90 and R71,33, respectively, and for the Liberty Group Limited capital reduction by R30,15.

Contracts

With effect from 1 July 2003, Standard Bank and Liberty Group sold 25,2% of STANLIB Limited (previously a 50/50 joint venture between Liberty Group and Standard Bank) to Safika (Proprietary) Limited. Mr. Saki Macozoma, who is a director of Safika, was also a director of Standard Bank at the time of the sale and was appointed to the board of the Group after the conclusion of the sale. No material contracts involving other directors or any of their associates were entered into in the year under review.

Executive directors' interests in shares under option

Director	Average price payable per share	Expiry date	Shares under option at beginning of year	Shares under option at date of retirement	Shares under option at end of year
R C Andersen					
Prior years	R102,73	31 March 2006	51 054	51 054	

certification by the company secretary

In terms of Section 268 G(d) of the Companies Act, 1973, as amended, I certify that the Company has lodged with the Registrar of Companies all such returns as are required by the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date.



VE Barnard BCom
Company secretary

Johannesburg
2 March 2004

Basis of preparation

The accounting policies adopted by the Company and the Group comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value and the application of the equity method of accounting to investments in subsidiary companies and joint ventures. These accounting policies are consistent with those applied at 31 December 2002, except for the adoption of the accounting statement on Financial Instruments: Recognition and Measurement (AC 133), which became effective for financial years commencing on or after 1 July 2002.

The accounting policies adopted by the Company and the Group are as follows:

Basis of consolidation

The Group annual financial statements consolidate the financial statements of the Company and its subsidiaries. Subsidiaries are those enterprises in which the Group has the power to govern their financial and operating policies and in which the Group has more than 50% of the voting rights. The results of the subsidiaries are included from the date on which control is transferred to the Group (effective date of acquisition) and is no longer included from the date that control ceases (effective date of disposal). Gains or losses on disposal of subsidiaries are included in the income statement as investment gains or losses attributable to shareholders, but excluded from headline earnings. All subsidiaries have financial years ending 31 December and are consolidated to that date. The accounting policies for subsidiaries are consistent, in all material respects, with the policies adopted by the Group. Inter-company transactions and balances are eliminated on consolidation while losses which cannot be recovered are recognised in the Group accounts.

Investments in joint ventures are accounted for using equity accounting principles (refer to the interests in joint ventures accounting policy).

Interests in subsidiary companies

In the Company annual financial statements, interests in subsidiaries are accounted for using equity accounting principles. Goodwill is recognised separately in the balance sheet of the Company (refer to the goodwill accounting policy). Accordingly interests in subsidiaries are shown at net asset value in the Company balance sheet and the Company's share of the results of subsidiaries is reflected in the Company income statement as operating income from financial services operations.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and one or more parties undertake an economic activity, involving a corporation, partnership or other entity, that is subject to joint control. Investments in joint ventures are accounted for using equity accounting principles for the duration in which the Group has the ability to exercise joint control.

The Group's interests in joint ventures are carried in the balance sheet initially at cost and adjusted thereafter for post acquisition changes in the Group's share of net assets of the joint ventures. Goodwill in respect of joint ventures acquired is recognised separately in the balance sheet (refer to the goodwill accounting policy). The accounting policies for joint ventures are consistent, in all material respects, with the policies adopted by the Group.

In the Company annual financial statements, interests in joint ventures are also accounted for using equity accounting principles. Accordingly interests in joint ventures are shown at net asset value in the Company balance sheet and the Company's share of the results of joint ventures is reflected in the Company income statement as operating income or loss from financial services activities.

Foreign currencies

Transactions and balances

Transactions in foreign currencies are translated into South African Rands at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into South African Rands at the rates of exchange ruling at the balance sheet date. Any translation differences are included in the income statement in the year in which the differences occur.

Foreign operations

Foreign operations are operations of which the activities are an integral part of those of the reporting enterprise. Non-monetary assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the transaction date. Monetary assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign operations are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign operations are included in the income statement in the year in which the difference occurs, as investment gains or losses attributable to shareholders' or policyholders' funds as appropriate.

Foreign entities

Foreign entities are operations of which the activities are not an integral part of those of the reporting enterprise. Assets and liabilities of these entities are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign entities are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign entities are taken to revaluation and other reserves. On disposal, such differences are recognised in the income statement as part of the gain or loss on disposal.

Properties

Investment properties

Investment properties are held to earn rentals and for capital appreciation for the benefit of shareholders or policyholders as appropriate.

Owner-occupied properties

Owner-occupied properties are held for use in the supply of services or for administrative purposes. Owner-occupied properties attributable to policyholders are also held to earn rentals and for capital appreciation.

Properties under development

Properties under development are properties under construction that are not yet available to earn rentals or for capital appreciation or for use in the supply of services or for administrative purposes. Properties under development are reflected under a separate category within investment properties and form part of the carrying value on the balance sheet. Once construction is complete, the properties are transferred to investment properties or owner-occupied properties as appropriate.

Measurement

Both investment properties and owner-occupied properties are reflected at a valuation based on open-market fair value at balance sheet date, which is determined annually by independent registered professional valuators. The open-market fair value is based on the open-market net rentals for each property. Investment properties are not subject to depreciation whereas accumulated depreciation relating to owner-occupied properties is eliminated against the gross carrying amount of the assets, and the net amount restated to the revalued amount of the asset. The fair value movement on investment properties is included in the income statement as investment gains or losses in the period in which these gains or losses arise. Where properties are partly held to earn rentals or for capital appreciation and partly held for use in the production or supply of goods or services or for administrative purposes, the properties are accounted for in proportion to their use. Properties under development are reflected at cost.

Gains and losses

Unrealised gains or losses arising on the valuation of investment properties and realised gains or losses on disposal of investment properties are included in the income statement as investment gains or losses and are shown as attributable to policyholders' or shareholders' funds as appropriate. Any revaluation gains or losses on the revaluation of owner-occupied properties are taken directly to revaluation and other reserves.

Financial instruments

Financial assets

At initial recognition, management determines the appropriate classification of financial assets, attributable to shareholders or policyholders, as follows:

- Financial assets held for short-term profit taking are classified as financial instruments held for trading. Financial assets may also be classified as held for trading when initially recognised. Where this option has been elected, the financial assets are labeled as financial instruments at fair value (through net income).
- Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity where management has both the intent and ability to hold to maturity.
- Loans and receivables originated by the entity are financial assets that are created by the entity by providing money, goods, or services directly to a debtor, other than those that are originated with the intention of sale immediately or in the short term.
- Financial assets that are not classified as any of the above are classified as available-for-sale.

Policyholders' financial assets have been classified as financial instruments at fair value (through net income). Shareholders' financial assets, other than those which specifically qualify as held for trading financial assets, held-to-maturity investments or loans and receivables originated by the entity, have been classified as available-for-sale.

Financial liabilities

Policyholder contracts that do not transfer significant insurance risk are classified in the financial statements at fair value, with changes in fair value being accounted for in the income statement. These contracts are disclosed on the balance sheet as "Policyholder liabilities under investment contracts". The premiums and benefit payments relating to these investment contracts, have been excluded from the income statement and accounted for directly as part of the liability. Fees earned from these contracts are disclosed separately.

All policyholder contracts that transfer significant insurance risk are classified as insurance contracts. These contracts are valued in terms of the Financial Soundness Valuation (FSV) basis contained in PGN104 issued by the Actuarial Society of South Africa and are reflected as "Policyholder liabilities under insurance contracts".

The Group's statutory actuary calculates the Group's liabilities under insurance contracts and investment contracts annually at the balance sheet date in accordance with prevailing legislation, Generally Accepted Actuarial Standards in South Africa and South African Statements of Generally Accepted Accounting Practice as appropriate. The transfers to policyholder liabilities reflected in the notes on the financial statements represent the increase or decrease in liabilities, including provisions for policyholders' bonuses, net adjustments to policyholders' bonus stabilisation reserves, and net adjustments to margins held within the policyholder liabilities.

Recognition and measurement

Financial instruments are initially measured at cost including transaction costs. All financial instrument purchases and sales are recognised using trade date accounting. Thereafter, held for trading, available-for-sale and held at fair value financial instruments are held at fair value while held-to-maturity investments and loans and receivables originated by the entity are held at amortised cost, less any provision for impairment.

Fair values are based on regulated exchange quoted ruling bid prices at the close of business on the last trading day on or before the balance sheet date. Fair values for unquoted equity instruments are estimated using applicable fair value models. If a quoted bid price is not available for dated instruments the fair value is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date. Any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at its cost, including transaction costs, less any provisions for impairment.

Where an asset, which has been remeasured to fair value directly against equity, is impaired, and losses on the asset were previously recognised directly in equity, the cumulative net loss that had been recognised in equity is removed from equity and recognised in the income statement as part of the impairment loss.

Where an asset which has been measured to fair value directly against equity is impaired, and an increase in the fair value of the asset was previously recognised directly in equity, the increase in fair value of the asset recognised in equity is reversed to the income statement to the extent the asset is impaired, and recognised as part of the impairment loss. Any additional impairment loss is recognised in the income statement. If, in a subsequent period, the amount relating to an impairment loss decreases, and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the income statement.

Gains and losses

All gains and losses arising from a change in fair value of or on disposal of held for trading financial instruments are included in the income statement as investment gains or losses and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Gains and losses arising on remeasurement or disposal of loans and receivables originated by the entity and held-to-maturity investments are included in the income statement as investment gains or losses and are shown as attributable to shareholders' or policyholders' funds as appropriate. Due to the fact that policyholders' assets back policyholders' liabilities, the gains or losses attributable to policyholders are transferred to or from the policyholder liabilities.

Unrealised gains or losses arising from a change in fair value of available-for-sale investments are recognised directly against equity. On disposal, realised gains or losses are included in the income statement.

Derivative financial instruments

All derivative financial instruments are classified as financial instruments held for trading. Derivative financial instruments are initially recognised at cost, including transaction costs, and thereafter remeasured at fair value. Fair values are obtained from regulated exchange quoted ruling prices, dealer price quotations or option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money.

All derivative financial instruments are carried as assets when the fair value is positive and as liabilities when the fair value is negative. All gains or losses are recognised in the income statement.

Goodwill

Goodwill represents the excess of the purchase consideration of an acquisition over the fair value attributable to the net identifiable assets at the date of acquisition. Goodwill arising on the acquisition of a foreign entity is translated into South African Rands at rates of exchange ruling at the acquisition date. Goodwill is capitalised and amortised in the income statement on a straight-line basis over the lesser of its estimated useful life or twenty years. Goodwill amortisation periods are analysed in note 13 on the financial statements. Goodwill is carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets

Computer software development costs

Costs associated with developing computer software programs are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable system, which will be controlled by the Group and has a probable benefit exceeding the cost beyond one year, are recognised as an asset. Computer software development costs recognised as assets are amortised in the income statement on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding five years, and are carried in the balance sheet at cost less any accumulated amortisation and impairment losses.

Present value of in-force life insurance business acquired

Where a portfolio of life insurance business is acquired, the present value of in-force business on the portfolio is recognised as an asset and is amortised in the income statement on the straight-line basis at rates appropriate to the expected useful life of the asset. The present value of in-force life insurance business acquired is carried in the balance sheet at cost less any accumulated amortisation and impairment losses.

Tangible assets

Tangible assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding ten years in respect of office furniture and five years in respect of computer equipment. Maintenance and repairs, which neither materially add to the value of assets nor appreciably prolong their useful lives, are charged against income. Profits or losses on disposals of assets are included within management expenses in the income statement.

Impairment of assets

The carrying value of assets is reviewed regularly to assess whether there is any indication of impairment other than of a temporary nature. An impairment loss is recognised in the income statement within management expenses whenever the recoverable amount of an asset is less than its carrying amount.

Scrip lending

Marketable securities under scrip lending arrangements are reflected on the balance sheets of the Company and the Group. Scrip lending arrangements are entered into only with appropriately accredited institutions. Scrip lending fees received are included in the income statements as investment income. Fees are allocated between shareholders and policyholders based upon ownership of the underlying marketable securities.

Convertible bonds

Convertible bonds are valued at original transaction value net of amortised bond issue expenses. The expenses incurred are amortised over the period of the bonds. The fair value of the liability component, at initial recognition, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity component, is disclosed separately within shareholders' equity.

Retirement benefits

Retirement funds

The Group operates a funded defined benefit pension scheme as well as defined contribution pension and provident schemes. With effect from 1 March 2001 the majority of employees accepted an offer to convert their retirement plans from defined benefit to defined contribution. Employees joining after 1 March 2001 automatically become members of the defined contribution schemes.

The Pension Funds Act, 1956, governs the defined benefit pension scheme, now closed to new employees from 1 March 2001. Employer companies contribute the total cost of benefits provided taking account of the recommendation of the actuaries. Statutory actuarial valuations are required every three years. Interim valuations are also performed annually at the balance sheet date. The Group's current service costs to the defined benefit plan are recognised as expenses in the current year. Past service costs, experience adjustments and the effect of changes in actuarial assumptions are recognised as expenses or income in the current year to the extent that they relate to retired employees. For active employees, these items are recognised as expenses or income systematically over the expected remaining service period of employees.

Both employer companies and employees fund the defined contribution schemes. The Group's contributions are charged to the income statement when incurred.

Medical fund

The Group operates an unfunded post-retirement medical aid scheme for employees who joined the Group prior to 1 July 1998. Medical aid costs are included in the income statement within management expenses in the period during which the employees render services to the Group. For past service of employees the Group recognises and provides for the actuarially determined present value of post-retirement medical aid employer contributions on an accrual basis using the projected unit credit method.

Deferred tax

Deferred tax is provided in full using the liability method. Provision is made for deferred tax attributable to temporary differences in the accounting and tax treatment of items in the financial statements. A deferred tax liability is recognised for all taxable temporary differences, at current rates of tax, except differences relating to goodwill, initial recognition of assets and liabilities which affect neither accounting nor taxable profits or losses and investments in subsidiaries where the Group controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future. A deferred tax asset is recognised for the carry forward of unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilised. The major categories of assets and liabilities giving rise to deferred tax balances are prepaid commissions, unrealised gains on shareholders' investments, unrealised gains on policyholders' investments, fixed assets and leave pay provisions.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation of uncertain timing or amount, as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. When the effect of discounting is material, provisions, except for deferred tax, are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Premium income

Premiums on insurance contracts, other than in respect of the Lifestyle series of policies and group schemes, are recognised when due. Premiums receivable in respect of group schemes are recognised when there is reasonable assurance of collection in terms of the policy contract. Premiums in respect of the Lifestyle series of policies are recognised on a cash receipts basis. Premium income on insurance contracts is shown net of reinsurance. Inflows on investment contracts are excluded from premium income from 1 January 2003.

Policy fees

Service fees on investment contracts are recognised on an accrual basis when the services are rendered.

Investment income

Investment income for the Group comprises income from financial services activities, net rental income from properties, interest and dividends. Dividends are recognised when the right to receive payment is established. Interest and other investment income are accounted for on an accrual basis. Net rental income comprises rental income net of property expenses. Rental income in respect of Group owner-occupied properties is eliminated on consolidation.

Claims and policyholders benefits

Provision is made in the policyholder liabilities under insurance contracts for the estimated cost of claims outstanding at the end of the year, including those incurred but not reported at that date. Outstanding claims and benefit payments are stated net of reinsurance.

Commissions

Commissions, comprising commissions on new insurance and investment policies along with renewal commissions, as well as expenses related thereto including bonuses payable, and the Company's contribution to agents' pension and medical aid funds, are shown net of reinsurance commission received. Commissions relating to unearned premiums are deferred in liabilities on insurance policies and accounted for in the same period in which those premiums are accounted for.

New business costs

New business costs are recognised when incurred and their recovery is provided for in the calculation of actuarial liabilities in accordance with Generally Accepted Actuarial Standards.

Operating leases

Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated, any payment required by the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Segment information

Information regarding each of the major legal entities comprising the Group's operations is reflected in note 4 on the financial statements.

Cash and cash equivalents

Cash and cash equivalents comprise balances with bankers and cash on hand but do not include deposits and money market securities held for investment.

Equity compensation plans

Options are granted to permanent employees at the discretion of the directors in terms of which shares in Liberty Group Limited may be acquired at prices prevailing at the dates of grant of the options. Delivery of the shares so acquired is effected at future dates, which are determined at the time of granting the options. Shares acquired through the share incentive schemes have to be paid for by the employees at the subscription prices as determined in the option contracts. The Company does not provide any assistance to the employees in order to purchase such shares. Shares under option, which have not yet been delivered to participants, carry no shareholder rights.

balance sheets

at 31 December 2003

	Notes	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
Assets					
Investments		**91 508,4**	81 369,3	**1 838,7**	1 838,7
Investment properties	7	**9 724,4**	8 976,7		
Marketable securities	8	**72 963,6**	62 577,9		
Interest in subsidiary company	9			**1 838,7**	1 838,7
Interest in joint ventures	10	**380,7**	502,9		
Other investments	11	**8 439,7**	9 311,8		
Owner-occupied properties	12	**725,4**	625,1		
Goodwill	13	**80,5**	158,2		
Intangible assets	14	**195,5**	35,6		
Tangible assets	15	**363,3**	321,7		
Current assets		**3 686,5**	3 753,6	**1,7**	6,7
Net outstanding premiums, accrued investment income and other debtors		**3 340,9**	3 480,0	**1,6**	6,6
Cash and cash equivalents		**345,6**	273,6	**0,1**	0,1
Total assets		**96 559,6**	86 263,5	**1 840,4**	1 845,4
Capital, reserves and liabilities					
Shareholders' funds		**4 754,8**	4 670,0	**1 831,7**	1 834,3
Share capital and share premium	16	**957,8**	957,8	**957,8**	957,8
Retained surplus and other reserves		**3 753,9**	3 655,8	**873,9**	876,5
Equity component of convertible bonds net of minorities	17	**43,1**	56,4		
Minority interests		**4 021,3**	3 914,7		
Policyholder liabilities	18	**83 839,6**	73 595,6		
Liabilities under insurance contracts		**56 296,0**			
Liabilities under investment contracts		**27 543,6**			
Convertible bonds	17	**1 499,8**	1 946,8		
Retirement benefit obligation	19	**155,1**	143,0		
Deferred tax	20	**313,2**	225,5		
Current liabilities		**1 975,8**	1 767,9	**8,7**	11,1
Outstanding claims, policyholders' benefits and other creditors		**1 777,4**	1 466,8	**8,7**	7,8
Provisions	21	**74,4**	51,6		
Amounts due to Group companies					3,3
Tax		**124,0**	249,5		
Total capital, reserves and liabilities		**96 559,6**	86 263,5	**1 840,4**	1 845,4

for the year ended 31 December 2003

	Notes	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
Operating profit from insurance operations net of tax	18	**719,5**	889,1		
Revenue earnings attributable to shareholders' funds		**323,7**	257,8	**412,8**	460,8
Operating income from financial services operations	22	**331,6**	391,7		
Investment income attributable to shareholders' assets and financial services operations	22	**421,2**	398,0	**414,8**	465,6
Investment gains attributable to shareholders' assets held for trading	23	**64,2**	-		
Management expenses attributable to shareholders and financial services operations	24	**(335,2)**	(392,8)	**(0,8)**	(4,5)
Tax attributable to shareholders and financial services operations	25	**(158,1)**	(139,1)	**(1,2)**	(0,3)
Preference dividend in subsidiary		**(95,2)**	(81,9)		
Goodwill amortisation and impairment	13	**(77,7)**	(13,6)		
Investment gains attributable to shareholders' assets	23	**315,4**	52,4		
Capital gains tax attributable to shareholders' investment gains	25	**(25,1)**	(8,8)		
Minority interests		**(531,7)**	(500,8)		
Total earnings		**628,9**	594,2	**412,8**	460,8

	Notes	2003	2002
Per share details			
Headline earnings after preference dividend per ordinary share (cents)	26	**1 038,3**	1 169,5
Total earnings after preference dividend per ordinary share (cents)		**1 272,2**	1 202,5
Total dividend paid per share (cents)		**840,0**	943,0
Final dividend per share (cents)		**350,0**	453,0
Interim dividend per share (cents)		**490,0**	490,0
Total dividend declared per share (cents)		**840,0**	840,0
Interim dividend per share (cents)		**490,0**	490,0
Final dividend per share (cents) [(1)]		**350,0**	350,0
Weighted average number of shares in issue (000's)		**49 299,5**	49 296,3
Headline earnings (Rm)	26	**513,6**	577,9
Headline earnings after preference dividend (Rm)		**511,9**	576,5

[(1)] *The final dividend has not been accounted for in the current year as it was declared after balance sheet date.*

statement of changes in group shareholders' funds

for the year ended 31 December 2003

	Share capital and share premium Rm	Equity component of convertible bonds Rm	Available-for-sale reserves[1] Rm	Revaluation and other reserves[1] Rm	Retained surplus[1] Rm	Total Rm
Shareholders' funds at 1 January 2002	956,7	83,4		1 586,0	1 936,4	**4 562,5**
Total earnings					594,2	**594,2**
Investment gains on shareholders' assets reflected directly in reserves				5,5		**5,5**
Investment gains attributable to shareholders' assets				28,5	(28,5)	
Preference dividends					(1,7)	**(1,7)**
Ordinary dividends					(464,6)	**(464,6)**
2001 final dividend No. 65 of 453 cents - LDR 20 March 2002					(223,3)	**(223,3)**
2002 interim dividend No. 66 of 490 cents - LDR 23 August 2002					(241,3)	**(241,3)**
Transfer of revaluation and other reserves				(8,0)	8,0	
Translation difference relating to equity component of the convertible bonds (refer to note 17)		(27,0)				**(27,0)**
Subscription for shares (refer to note 16)	1,1					**1,1**
Shareholders' funds as previously published at 31 December 2002	957,8	56,4		1 612,0	2 043,8	**4 670,0**
Reallocation of opening reserves on implementation of AC 133			569,0	(1 546,3)	977,3	
Restatement of opening retained surplus on implementation of AC 133[2]					(49,6)	**(49,6)**
Shareholders' funds restated at 1 January 2003	957,8	56,4	569,0	65,7	2 971,5	**4 620,4**
Total earnings					628,9	**628,9**
Unrealised investment gains on shareholder' assets recognised directly against equity			114,5	(48,4)		**66,1**
Unrealised investment gains on shareholders' assets recycled from reserves on disposal			(143,0)			**(143,0)**
Capital gains tax attributable to shareholders' investment gains recognised directly against equity			11,2			**11,2**
Preference dividends					(1,7)	**(1,7)**
Ordinary dividends					(413,8)	**(413,8)**
2002 final dividend No. 67 of 350 cents - LDR 20 March 2003					(172,5)	**(172,5)**
2003 interim dividend No. 68 of 490 cents - LDR 22 August 2003					(241,3)	**(241,3)**
Translation difference relating to equity component of the convertible bonds (refer to note 17)		(13,3)				**(13,3)**
Shareholders' funds at 31 December 2003	957,8	43,1	551,7	17,3	3 184,9	**4 754,8**

[1] The retained surplus, available-for-sale, revaluation and other reserves are distributable in terms of the Company's articles of association and are liable for secondary tax on companies if distributed to ordinary shareholders.

[2] The adjustment to opening retained surplus is due to the change in revenue recognition on certain single premium investment contracts. Previously in terms of the actuarial guideline PGN 104, a portion of the profit on single premium investment contracts was recognised at point of sale. These service fees are now accounted for in terms of statements of South African GAAP, and consequently profit is recognised over the life of the contracts. Further changes may be required when IFRS phase 1 is introduced (refer to note 3).

for the year ended 31 December 2003

	Notes	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
Cash flows from operating activities		**4 219,0**	3 083,1	**(6,7)**	(13,0)
Cash receipts from/(paid to) customers		**19 892,1**	16 846,1	**(1,6)**	
Cash paid to suppliers and employees		**(17 317,4)**	(15 392,2)	**(3,1)**	(11,2)
Cash generated from operations	27	**2 574,7**	1 453,9	**(4,7)**	(11,2)
Interest received		**2 344,0**	2 268,9	**0,7**	0,9
Interest paid		**(138,6)**	(193,9)		
Dividends received		**1 084,8**	1 236,0	**414,0**	464,7
Dividends paid	28	**(844,3)**	(896,4)	**(415,5)**	(467,1)
Tax paid	29	**(801,6)**	(785,4)	**(1,2)**	(0,3)
Cash flows from investing activities		**(4 178,8)**	(3 712,2)		
Net purchase of investment and owner-occupied properties		**(112,1)**	(59,9)		
Net purchase of marketable securities		**(5 481,5)**	(2 681,5)		
Disposal of operations net of cash disposed	30		(255,8)		
Interests in joint venture companies		**180,5**	(14,1)		
Net disposal/(purchase) of other investments		**1 234,3**	(700,9)		
Cash flows from financing activities		**45,6**	44,2	**6,7**	12,2
Proceeds from issue of share capital		**38,9**	44,2		1,1
Repayments by Group companies		**6,7**		**6,7**	11,1
Net increase/(decrease) in cash and cash equivalents		**85,8**	(584,9)		(0,8)
Cash and cash equivalents at beginning of year		**273,6**	913,0	**0,1**	0,9
Foreign exchange movements on cash balances		**(13,8)**	(54,5)		
Cash and cash equivalents at end of year		**345,6**	273,6	**0,1**	0,1

for the year ended 31 December 2003

	Group 2003 Rm	Group 2002 Rm
1. Revenue		
Premium income from insurance contracts	**12 018,5**	
Service fee income from investment contracts	**220,9**	
	12 239,4	

Revenue is defined as premium income from insurance contracts and service fees generated from investment contracts.

	Notes	Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
2. Headline earnings					
Total earnings		**628,9**	594,2	**412,8**	460,8
Goodwill amortisation and impairment	13	**77,7**	13,6		
Realised investment gains attributable to shareholders' assets	23	**(315,4)**	(52,4)		
Capital gains tax attributable to realised shareholders' investment gains	25	**25,1**	8,8		
Minority interests		**97,3**	13,7		
Headline earnings		**513,6**	577,9	**412,8**	460,8
Operating profit from insurance operations net of tax		**719,5**	889,1		
Revenue earnings attributable to shareholders' funds		**323,7**	257,8	**412,8**	460,8
Operating income from financial services operations	22	**331,6**	391,7		
Investment income attributable to shareholders' assets and financial services operations	22	**421,2**	398,0	**414,8**	465,6
Investment gains attributable to shareholders' assets held for trading	23	**64,2**			
Management expenses attributable to shareholders and financial services operations	24	**(335,2)**	(392,8)	**(0,8)**	(4,5)
Tax attributable to shareholders and financial services operations	25	**(158,1)**	(139,1)	**(1,2)**	(0,3)
Preference dividend in subsidiary		**(95,2)**	(81,9)		
Minority interests in headline earnings		**(434,4)**	(487,1)		
Headline earnings		**513,6**	577,9	**412,8**	460,8
		cents	cents	**cents**	cents
Headline earnings after preference dividend per ordinary share					
Basic		**1 038,3**	1 169,5		
Fully diluted		**1 037,8**	1 168,2		

3. Change in accounting policy

In accordance with AC 133 read together with the guidance on the application of AC 133 to liabilities arising from long-term insurance contracts, certain liabilities have been classified as insurance contracts while others have been classified as investment contracts. Insurance contracts continue to be valued in terms of the Financial Soundness Valuation (FSV) basis with the liabilities under insurance contracts now disclosed separately from liabilities under investment contracts on the balance sheet. Investment contracts are valued at fair value as described in AC 133 and in accordance with the accounting and actuarial professional guidance.

The effect of the change in accounting policy is as follows:

	Group
	2003 **Rm**
Policyholder liabilities on previous basis of accounting	**83 656,9**
Adjustment to opening policyholder liabilities on implementation of AC 133	**130,8**
Adjustment to current year's policyholder liabilities on implementation of AC 133	**51,9**
Policyholder liabilities on new basis of accounting	**83 839,6**
Shareholders' funds on previous basis of accounting	**4 824,1**
Adjustment to the opening retained surplus on implementation of AC 133	**(49,6)**
Gross	**(70,9)**
Tax	**21,3**
Adjustment to current year's income on implementation of AC 133	**(19,7)**
Gross	**(28,1)**
Tax	**8,4**
Shareholders' funds on new basis of accounting	**4 754,8**
Headline earnings on previous basis of accounting	**533,3**
Adjustment to current year's income on implementation of AC 133	**(19,7)**
Headline earnings on new basis of accounting	**513,6**
Total earnings on previous basis of accounting	**578,0**
Adjustment to current year's income on implementation of AC 133	**(19,7)**
Unrealised investment gains taken directly to reserves	**(61,2)**
Unrealised investment gains recycled from equity on disposal	**143,0**
Capital gains tax attributable to shareholders' investment gains taken directly to reserves	**(11,2)**
Total earnings on new basis of accounting	**628,9**
	cents
Headline earnings per share on previous basis of accounting	**1 078,3**
Headline earnings per share on new basis of accounting	**1 038,3**
Total earnings per ordinary share on previous basis of accounting	**1 169,0**
Total earnings per ordinary share on new basis of accounting	**1 272,2**

for the year ended 31 December 2003

	Liberty Group		Charter Life	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
4. Segment information				
Income statement – extracts				
Operating profit from insurance operations net of tax[1]	**534,6**	805,9	**184,9**	83,2
Revenue earnings attributable to shareholders' funds	**130,7**	112,1	**49,3**	47,5
Operating income from financial services operations				
Investment income attributable to shareholders' assets and financial services operations	**343,1**	283,6	**70,9**	59,6
Investment gains attributable to shareholders' assets held for trading				
Management expenses attributable to shareholders and financial services operations	**(91,3)**	(57,3)	**(3,3)**	(3,0)
Tax attributable to shareholders and financial services operations	**(121,1)**	(114,2)	**(18,3)**	(9,1)
Preference dividend			**(95,2)**	(81,9)
Minority interests in headline earnings				
Headline earnings[1]	**665,3**	918,0	**139,0**	48,8
Goodwill amortisation and impairment	**(77,7)**	(13,6)		
Investment gains attributable to shareholders' assets	**200,0**	148,3	**4,0**	3,6
Capital gains tax attributable to shareholders' investment gains	**(31,1)**	(1,6)	**0,9**	0,7
Minority interests				
Total earnings[1]	**756,5**	1 051,1	**143,9**	53,1
Balance sheet - extracts				
Assets				
South African	**84 252,3**	74 900,0	**8 667,1**	6 589,8
United Kingdom and other				
Total assets	**84 252,3**	74 900,0	**8 667,1**	6 589,8
Liabilities				
South African	**78 190,0**	68 457,0	**7 887,8**	7 029,4
United Kingdom and other				
Total liabilities	**78 190,0**	68 457,0	**7 887,8**	7 029,4
Capital expenditure				
South African	**133,9**	76,2	**3,8**	0,9
United Kingdom and other				
Total capital expenditure	**133,9**	76,2	**3,8**	0,9
Cash flow statement - extracts				
Depreciation of tangible assets	**100,9**	90,6	**2,6**	2,5
Amortisation of intangible assets	**36,4**	19,1		
Other non-cash items (primary investments (gains)/losses)	**(5 807,0)**	4 886,4	**(464,9)**	915,8

[1] *Refer to note 3*

for the year ended 31 December 2003

Liberty Group Properties		37,4% of STANLIB		Liberty Ermitage		Corporate and other (including share-holders' assets)		Total	
2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
								719,5	889,1
24,6	24,0	**38,7**	56,2	**43,0**	27,9	**37,4**	(9,9)	**323,7**	257,8
107,0	98,4	**38,7**	56,2	**189,6**	161,0	**(3,7)**	76,1	**331,6**	391,7
(2,1)	(2,6)			**(20,2)**	(0,1)	**29,5**	57,5	**421,2**	398,0
						64,2	-	**64,2**	-
(69,6)	(61,5)			**(123,8)**	(131,6)	**(47,2)**	(139,4)	**(335,2)**	(392,8)
(10,7)	(10,3)			**(2,6)**	(1,4)	**(5,4)**	(4,1)	**(158,1)**	(139,1)
								(95,2)	(81,9)
						(434,4)	(487,1)	**(434,4)**	(487,1)
24,6	24,0	**38,7**	56,2	**43,0**	27,9	**(397,0)**	(497,0)	**513,6**	577,9
								(77,7)	(13,6)
	(0,1)				(95,1)	**111,4**	(4,3)	**315,4**	52,4
						5,1	(7,9)	**(25,1)**	(8,8)
						(97,3)	(13,7)	**(97,3)**	(13,7)
24,6	23,9	**38,7**	56,2	**43,0**	(67,2)	**(377,8)**	(522,9)	**628,9**	594,2
13,9	69,8	**380,3**	502,3			**537,7**	935,8	**93 851,3**	82 997,7
				420,5	404,9	**2 287,8**	2 860,9	**2 708,3**	3 265,8
13,9	69,8	**380,3**	502,3	**420,5**	404,9	**2 825,5**	3 796,7	**96 559,6**	86 263,5
31,6	40,0					**4 128,1**	4 014,1	**90 237,5**	79 540,5
				44,2	38,1	**1 523,1**	2 014,9	**1 567,3**	2 053,0
31,6	40,0			**44,2**	38,1	**5 651,2**	6 029,0	**91 804,8**	81 593,5
2,8	1,1					**29,9**	5,7	**170,4**	83,9
				2,1	7,6			**2,1**	7,6
2,8	1,1			**2,1**	7,6	**29,9**	5,7	**172,5**	91,5
1,8	2,6			**3,6**	4,6	**1,6**	3,1	**110,5**	103,5
				0,1	0,1	**1,3**	9,8	**37,8**	29,0
(0,2)	(0,2)			**67,4**	15,2	**(404,0)**	57,7	**(6 608,7)**	5 874,4

for the year ended 31 December 2003

5. Financial instruments and risk management

Exposure to outside financial institutions concerning financial instruments is monitored in accordance with parameters which have been approved by the STANLIB Limited audit committee and the STANLIB Limited board as mandated by the board of the Liberty Group. Liberty places emphasis on investing in quality growth shares that reflect reasonable value. Identification and selection of quality growth shares is made through research and analysis. The Group makes use of derivative instruments for the purpose of adjusting portfolio exposures and smoothing the investment cycle.

The financial risks to which the Group is exposed are described below:

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate in Rands due to changes in foreign exchange rates.

The following policyholders' and shareholders' assets and liabilities denominated in foreign currencies are included in the balance sheet as at 31 December:

	Policyholders		Shareholders	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
British pound denominated				
Listed shares				46,2
Unlisted shares			**33,0**	4,2
Unit trusts	**395,0**	431,6		
Deposits and money market securities	**61,9**	31,0	**196,3**	316,1
Tangible assets			**3,4**	4,8
Net current liabilities			**(44,2)**	(31,9)
	456,9	462,6	**188,5**	339,4
US dollar denominated				
Listed shares	**6 473,8**	7 389,7	**81,7**	97,8
Unlisted shares	**126,0**	153,8	**165,8**	
Unit trusts	**951,9**	1 196,8		
Deposits and money market securities	**581,0**	596,9	**1 532,1**	1 997,0
6,5% Liblife International B.V. convertible bonds (as detailed in note 17)			**(1 582,0)**	(2 060,5)
Net current (liabilities)/assets			**(7,6)**	20,0
	8 132,7	9 337,2	**190,0**	54,3
Euro denominated				
Listed shares	**402,0**	133,7		
Unlisted shares			**0,6**	
Unit trusts	**724,0**	790,2		
Deposits and money market securities	**519,2**	596,4	**2,7**	3,3
Tangible assets			**2,4**	3,0
Net current assets			**1,5**	3,3
	1 645,2	1 520,3	**7,2**	9,6
Japanese yen denominated				
Unit trusts	**133,3**	107,3		

The Group's current practice is to reduce material currency translation exposures by means of forward exchange contracts where assets and matching liabilities are in different currencies. As an integral part of the Group's investment strategy, investments in foreign assets are made on behalf of policyholders and shareholders for the purpose of seeking desirable international diversification of investments.

At 31 December 2003, the Group's subsidiary, Liberty Ermitage Jersey Limited, had entered into forward cover contracts amounting to R237,8 million (2002: R103,3 million). The cover was obtained at an average rate of 1,5988 US dollars (2002: 1,5003 US dollars) to the British pound maturing between 14 January 2004 and 29 April 2005 (2002: between 6 February 2003 and 26 November 2003).

5. *Financial instruments and risk management (continued)*

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

The following policyholders' and shareholders' investments, which are held at fair value, will be directly impacted by changes in market interest rates:

			Average maturity		Average nominal interest rates	
	2003 Rm	2002 Rm	**2003 Years**	2002 Years	**2003 %**	2002 %
Policyholders investments						
Government, municipal and utility stocks	**12 469,7**	9 424,5	**6,6**	6,9	**11,1**	11,5
Debentures	**4 752,3**	4 105,5	**4,3**	4,9	**9,3**	10,3
Mortgages and loans	**771,5**	1 985,4	**-**	0,5	**-**	-
Deposits and money market securities	**92,1**	146,7	**0,9**	2,3	**14,0**	14,4
Insurance policies	**613,7**	505,0	**3,6**	4,6	**10,7**	10,7
	18 699,3	16 167,1				
Shareholders investments						
Government, municipal and utility stocks	**217,3**	7,1	**4,6**	7,3	**12,9**	11,8
Debentures	**157,6**	151,6	**2,7**	3,2	**11,9**	13,4
Deposits and money market securities	**1 362,5**	1 753,9	**0,8**	1,8	**7,0**	7,0
	1 737,4	1 912,6				

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Policyholders' and shareholders' investments in all listed shares and unit trusts are valued at market value and are therefore susceptible to market fluctuations. Shareholders' earnings are also directly impacted by sharing 10% of capital bonuses arising from equity market movements on some classes of business in terms of standard conditions contained in policy documents. The Group makes use of futures, options, other derivatives and hedge funds in order to reduce market risk in the equity portfolios. Investments subject to market risk are analysed in notes 7, 8, 11 and 12 on the financial statements.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss.

Scrip lending counterparties are restricted to appropriately accredited institutions. During 2003 the highest level of equity scrip lending activity at any one time amounted to R 947,5 million (2002: R1 185,4 million) and at the balance sheet date R563,0 million (2002: R516,8 million). Scrip lending activities have resulted in R5,4 million (2002: R6,2 million) in scrip lending fees. No manufactured dividends were received during 2003 or the previous year.

Other investments as detailed in note 11 on the financial statements include an amount of R398,3 million (2002: R1 895,0 million) representing forward sales of equities in terms of agreements entered into with appropriately accredited institutions.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Long-term liabilities entered into by Group subsidiaries are continually managed in order to control the liquidity risks to which the Group is exposed. The Group has significant liquid resources. The Liberty International B.V. convertible bonds are fully matched against cash and cash equivalents (refer to currency risk above).
Refer to the Directors' report for the Company's borrowing powers.

5. Financial instruments and risk management (continued)

Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount.

The following policyholders' and shareholders' investments, which are held at fair value, will be directly impacted by changes in cash flow without a change in their fair value:

	Policyholders		**Shareholders**	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
Deposits and money market securities	**2 799,0**	2 649,8	**733,7**	713,2

Investment risk

Investment risk is the risk that the investment returns on policyholders' assets will not be sufficient to cover contractual investment performance guarantees or to satisfy policyholders' reasonable benefit expectations.

The acquisition of policyholders' assets is based on the contracts entered into and the preferences expressed by the policyholders. Within these parameters, investments are managed with the aim of maximising policyholders' returns while limiting risk to acceptable levels within the framework of statutory requirements.

The most significant portion of the Group's insurance business comprises market related business. The policyholders' benefits are directly linked to the performance of the underlying assets.


Business mix - 2003
70%
30%
Business mix - 2002
68%
32%
Market related business
Smooth bonus and guaranteed business

Continuous monitoring takes place to ensure that appropriate assets are held where the liabilities are dependent upon the performance of specific portfolios of assets and that a suitable match of assets exists for all other liabilities. For guaranteed immediate annuity business, it is the Group's policy to fully match the policyholders' liabilities with appropriate assets.

Legal risk

Legal risk is the risk that the Group will be exposed to contractual obligations which have not been provided for.

During the development stage of any new product and for any corporate transactions the legal resources of the Group, and if required external resources, monitor the drafting of the contract document to ensure that rights and obligations of all parties are clearly set out.

Capital adequacy risk

Capital adequacy risk is the risk that there will be insufficient reserves to provide for adverse variations in actual future experience as compared with that which has been assumed in the calculation of policyholder liabilities.

Statutory capital adequacy requirements were covered 2,6 times at 31 December 2003 (2002: 3,0 times).

5. Financial instruments and risk management (continued)

Underwriting risk

Underwriting risk is the risk that the actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Procedures to control and manage the underwriting risks are in operation of which the more significant are as follows:

The statutory actuary reports annually on the actuarial soundness of the premium rates in use and the profitability of the business taking into consideration the reasonable benefit expectation of policyholders. All new premium rate tables are approved and authorised by the statutory actuary prior to being issued. Regular investigations into mortality and morbidity experience are conducted. Catastrophe insurance is in place for single event disasters leading to claims amounting to more than R18 million. Liberty can claim the excess over R18 million up to a limit of R160 million in respect of a single event (R80 million where the claims result from war, riot or terrorist related activities). In addition Liberty may not claim more than R320 million (R160 million where the claims result from war, riot or terrorist related activities) in a treaty year.

All applications for risk cover in excess of specified limits are reviewed by experienced underwriters and evaluated against established standards. Specific testing for HIV is carried out in all cases where the applications for risk cover exceed a set limit of R400 000 for underwriting rating category 1, R300 000 for underwriting rating category 2 and any amount for underwriting rating categories 3 and 4. All risk related liabilities in excess of specified monetary or impairment limits are reinsured.

Claims risk

Claims risk is the risk that the Group will incur excessive mortality and morbidity losses on any group of policies.

The legitimacy of claims is verified by internal, financial and operating controls that are designed to contain and monitor claims risks. Procedures used to control and manage the underwriting risks, per above, are also applicable to claims risk.

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

The initiation of all transactions and their administration is conducted on the foundation of segregation of duties that has been designed to ensure materially the completeness, accuracy and validity of all transactions. These controls are augmented by management and executive review of control accounts and systems, electronic and manual checks and controls, back-up facilities and contingency planning. The internal control systems and procedures are also subjected to regular internal audit reviews.

Tax risk

Tax risk is the risk that the Group will incur a financial loss due to an incorrect interpretation and application of tax legislation or due to the impact of new tax legislation on existing structures.

During the development stage of any new product and prior to any corporate transactions the legal resources of the Group, and if required external resources, identify and advise on any material potential tax impact thereof.

6. Derivative financial instruments

The Company and the Group are parties to derivative financial instruments. All derivative financial instruments are included in the consolidated balance sheet within marketable securities (refer to note 8). These instruments are used to limit or reduce risk, and comprise futures, options and swaps.

Derivative financial instruments are either traded on a regulated exchange (South African Futures Exchange, "SAFEX") or negotiated over-the-counter (OTC) as a direct arrangement between two counterparties. Instruments traded on SAFEX are margined and SAFEX is the counterparty to each and every trade. OTC instruments are only entered into with appropriately accredited counterparties and are entered into in terms of signed International Swap and Derivative Agreements with each counterparty.

	Policyholders' equity contracts		**Shareholders' equity contracts**		**Total equity contracts**	
	Bought Rm	**Sold Rm**	**Bought Rm**	**Sold Rm**	**Bought Rm**	**Sold Rm**
Open derivative positions at 31 December are:						
2003						
Notional or underlying principal amount by term to maturity[1]						
Exchange traded						
Less than 1 year	22,8			(42,8)	22,8	(42,8)
Over the counter						
Less than 1 year	67,0			(98,5)	67,0	(98,5)
1 to 5 years	24,5				24,5	
Over 5 years	72,0	(72,0)			72,0	(72,0)
Total	186,3	(72,0)		(141,3)	186,3	(213,3)
Fair value	135,4	(1,8)		(51,8)	135,4	(53,6)
Maximum credit risk [2]	131,7				131,7	
2002						
Notional or underlying principal amount by term to maturity[1]						
Exchange traded						
Less than 1 year	4,5			(6,4)	4,5	(6,4)
Over the counter						
Less than 1 year						
1 to 5 years	67,2				67,2	
Over 5 years	13,5				13,5	
Total	85,2			(6,4)	85,2	(6,4)
Fair value	75,0			(5,0)	75,0	(5,0)
Maximum credit risk [2]	71,5				71,5	

Definition of terms used above

*[1] **Notional or underlying principal amount** reflects the volume of the Group's investment in derivative financial instruments. It represents the amount to which a rate or price is applied to calculate the exchange of cash flows. The amount at risk inherent in these contracts is significantly less than the notional amount.*

*[2] **Maximum credit risk** represents the cost of replacing, at current fair values, all contracts, which have a positive fair value, should the counterparty default. Since no loss related to credit risk is incurred for contracts with a negative fair value, only positive fair values are considered to be at risk.*

	Group	
	2003 Rm	2002 Rm
7. Investment properties		
Details of property investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the Company's registered office.		
Completed properties		
Open-market value at beginning of year	**8 872,3**	8 556,8
Additions - Capitalised subsequent expenditure	**50,6**	16,3
Disposals	**(146,9)**	(56,0)
Reclassifications (to)/from owner-occupied properties	**(44,7)**	2,1
Revaluations	**674,8**	356,1
Transfers from/(to) properties under development	**318,3**	(3,0)
Open-market value at end of year	**9 724,4**	8 872,3
Properties under development		
Cost at beginning of year	**104,4**	5,0
Additions	**213,9**	96,4
Acquisitions		7,5
Capitalised subsequent expenditure	**213,9**	88,9
Transfers (to)/from completed properties	**(318,3)**	3,0
Cost at end of year		104,4
Total investment properties	**9 724,4**	8 976,7
At the end of the year investment properties comprised the following property types:		
Office buildings	**1 335,5**	1 488,9
Shopping malls	**6 838,7**	6 054,7
Hotels	**1 217,5**	1 045,1
Other	**332,7**	388,0
Total investment properties	**9 724,4**	8 976,7

The investment properties were independently valued as at 31 December 2003 by Mr P.L. Rimbault, who is registered as a professional valuer with the South African Council for the Property Valuers Profession as well as a member of the Institute of Valuers of South Africa. At 31 December 2003 the value of unlet investment properties for the Group amounted to R58,2 million (2002: R70,4 million) and unlet investment properties for the Company amounted to R58,2 milllion (2002: R68,0 million).

for the year ended 31 December 2003

	Group	
	2003 Rm	2002 Rm
8. Marketable securities		
Marketable securities comprise:		
Government, municipal and utility stocks	**12 687,0**	9 431,6
- Held at fair value	**12 469,7**	
- Available for sale	**217,3**	
Debentures	**4 909,9**	4 257,2
- Held at fair value	**4 752,3**	
- Available for sale	**157,6**	
Listed shares	**42 062,2**	38 410,0
- Held at fair value	**39 293,5**	
- Held for trading	**347,1**	
- Available for sale	**2 421,6**	
Derivatives		
- Held for trading	**131,6**	71,5
Unit trusts	**13 172,9**	10 407,6
- Held at fair value	**12 300,0**	
- Available for sale	**872,9**	
Total marketable securities	**72 963,6**	62 577,9
Held at fair value	**68 815,5**	
Held for trading	**478,7**	
Available for sale	**3 669,4**	
Total marketable securities	**72 963,6**	62 577,9
Maturity profile of government, municipal and utility stocks and debentures:		
Due in one year or less	**207,1**	177,9
Due after one year through five years	**7 522,1**	3 783,0
Due after five years through ten years	**4 430,7**	4 789,9
Due after ten years	**5 437,0**	4 938,0
	17 596,9	13 688,8

Refer to note 5 (credit risk) for details of scrip lending activities.
Details of listed and unlisted investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the Company's registered office.

	Company	
	2003 Rm	**2002 Rm**
9. Interests in subsidiary company		
148 928 570 ordinary shares at cost, representing 54,22% (2002: 54,43%) of the total issued share capital of Liberty Group Limited at end of year	**1 838,7**	1 838,7

The interest of the Company for the year in the aggregate taxed profits of its subsidiaries was R826,7 million (2002: R709,0 million).

	Group 2003 Rm	Group 2002 Rm
10. Interests in joint venture companies		
Shares at valuation	**365,8**	488,0
Amounts owing by joint ventures	**14,9**	14,9
	380,7	502,9

	Amount of issued share capital	Percentage of issued share capital held		Shares held at valuation		Amount owing by joint venture	
	2003	**2003 %**	2002 %	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
Principal joint ventures - unlisted							
STANLIB Limited *[Asset and fund management]*	**R1 000**	**37,4**	50,0	**365,4**	487,4	**14,9**	14,9
Astute Financial Services Exchange (Proprietary) Limited *[Financial verification and technology service provider]*	**R360**	**33,3**	33,3	**0,4**	0,6		
				365,8	488,0	**14,9**	14,9

	Interest held in joint ventures 2003 Rm	Interest held in joint ventures 2002 Rm
Balance sheet extracts		
Non-current assets	**966,5**	772,2
Current assets	**385,0**	615,4
Long term liabilities - Interest bearing	**330,6**	
Long-term liabilities - Non-interest bearing	**483,8**	25,3
Current liabilities	**406,6**	565,3
Income statement extracts		
Income	**214,5**	282,4
Expenses	**182,9**	227,1
Cash flow extracts		
Cash flows from operating activities	**1,8**	(45,4)
Cash flows from investing activities	**23,6**	393,5
Cash flows from financing activities	**(30,2)**	91,8
Commitments		
Capital commitments - Authorised by directors but not contracted	**0,4**	7,3
Operating lease commitments	**57,4**	78,0
Less than 5 years	**32,9**	36,3
5 to 10 years	**24,5**	41,7

for the year ended 31 December 2003

	Group	
	2003 Rm	2002 Rm
11. Other investments		
Other investments comprise:		
Unlisted equities	**2 067,1**	1 557,8
- Held at fair value	**886,7**	
- Available for sale	**1 180,4**	
Mortgages and loans	**771,5**	1 985,4
- Held at fair value	**464,7**	
- Originated by the entity	**306,8**	
Deposits and money market securities		
- Held at fair value	**4 987,4**	5 263,6
Insurance policies		
- Held at fair value	**613,7**	505,0
Total other investments	**8 439,7**	9 311,8
Held at fair value	**6 952,5**	8 988,3
Available for sale	**1 180,4**	
Originated by the entity	**306,8**	323,5
Total other investments	**8 439,7**	9 311,8

	Group	
	2003 **Rm**	2002 Rm
12. Owner-occupied properties		
Open-market value at beginning of year	**625,1**	633,4
Additions - Capitalised subsequent expenditure	**18,2**	0,1
Revaluations	**37,4**	(6,3)
Reclassifications from/(to) investment properties	**44,7**	(2,1)
Open-market value at end of year	**725,4**	625,1

The owner-occupied properties were independently valued as at 31 December 2003 by Mr P.L. Rimbault, who is registered as a professional valuer with the South African Council for the Property Valuers Profession as well as a member of the Institute of Valuers of South Africa.

The original cost less accumulated depreciation of the owner-occupied properties is provided below (the benchmark accounting treatment of owner-occupied properties in accordance with AC 123). The allowed alternative method as described in AC 123 is fair value. This method has been adopted as the majority of properties are held to match policyholders' liabilities.

	Group	
	2003 **Rm**	2002 Rm
Original cost at beginning of year	**208,2**	208,3
Additions - Capitalised subsequent expenditure	**27,5**	0,1
Reclassifications from/(to) investment properties	**7,2**	(0,2)
Cost at end of year	**242,9**	208,2
Accumulated depreciation at beginning of year	**87,1**	74,8
Depreciation	**8,6**	6,1
Depreciation on appurtenances	**3,9**	6,0
Reclassifications from investment properties	**2,0**	0,2
Accumulated depreciation at end of year	**101,6**	87,1
Original cost less accumulated depreciation	**141,3**	121,1

for the year ended 31 December 2003

	Group 2003 Rm	Group 2002 Rm
13. Goodwill		
Cost at beginning of year	**186,7**	135,2
Acquisitions		67,4
Disposals [1]		(15,9)
Cost at end of year	**186,7**	186,7
Accumulated amortisation and impairment at beginning of year	**(28,5)**	(22,3)
Amortisation and impairment	**(77,7)**	(13,6)
Amortisation	**(15,3)**	(13,6)
Impairment [2]	**(62,4)**	
Disposals [1]		7,4
Accumulated amortisation and impairment at end of year	**(106,2)**	(28,5)
Net carrying amount at end of year	**80,5**	158,2

	Goodwill paid Rm	Amortisation period	Goodwill net of amortisation and impairment Rm
Goodwill comprises:			
Liberty Ermitage Jersey Limited	119,3	10 years	80,5
Hightree Financial Services Limited	67,4	10 years	
	186,7		80,5

[1] *Disposal of goodwill relating to Liberty Specialised Investments (Proprietary) Limited and Simeka Financial Services (Proprietary) Limited sold to STANLIB Limited with effect from 1 January 2002.*

[2] *The goodwill impairment charge of R62,4 million in respect of Hightree Financial Services Limited was raised in 2003 as the expected growth from this acquisition is not yet evident in its financial results to date.*

	Group 2003 Rm	Group 2002 Rm
14. Intangible assets		
Cost at beginning of year	**133,5**	134,8
Additions	**205,5**	15,9
Disposals	**(4,0)**	
Disposals relating to subsidiaries sold		(17,2)
Cost at end of year	**335,0**	133,5
Accumulated amortisation at beginning of year	**(97,9)**	(64,9)
Amortisation (net of disposal)	**(37,8)**	(29,0)
Impairment losses recognised	**(3,8)**	(13,2)
Disposals relating to subsidiaries sold		9,2
Accumulated amortisation at end of year	**(139,5)**	(97,9)
Net carrying amount at end of year	**195,5**	35,6

	Cost Rm	Amortisation Period	Net carrying Amount Rm
Intangible assets comprises:			
Computer Software - Internally generated	202,9	up to 5 years	73,5
Present value of in-force life insurance business acquired - Investec Employee Benefits	132,1	10 years	122,0
	335,0		195,5

for the year ended 31 December 2003

	Group	
	2003 Rm	2002 Rm
15. Tangible assets		
Cost at beginning of year	**928,9**	939,1
Additions	**175,1**	91,5
Disposals	**(24,9)**	(38,9)
Disposals relating to subsidiaries sold		(55,9)
Currency revaluation	**(3,8)**	(6,9)
Cost at end of year	**1 075,3**	928,9
Accumulated depreciation at beginning of year	**(607,2)**	(567,2)
Depreciation (net of disposals)	**(108,1)**	(83,4)
Disposals relating to subsidiaries sold		38,6
Currency revaluation	**3,3**	4,8
Accumulated depreciation at end of year	**(712,0)**	(607,2)
Net carrying amount at end of year	**363,3**	321,7

The net carrying amount of tangible assets is made up of the following classes of assets:

	Group	
	2003 %	2002 %
Computer equipment	**46**	53
Purchased computer software	**4**	3
Fixtures, furniture and fittings	**28**	28
Office equipment and office machines	**4**	5
Motor vehicles	**3**	4
Other	**15**	7
	100	100

	Company	
	2003 **Rm**	2002 Rm
16. Share capital and share premium		
Share capital		
Authorised share capital		
75 000 000 ordinary shares of 25 cents each	**18,8**	18,8
15 000 000 cumulative preference shares of 10 cents each	**1,5**	1,5
30 000 000 redeemable cumulative preference shares of 10 cents each	**3,0**	3,0
6 000 000 convertible redeemable cumulative preference shares of 25 cents each	**1,5**	1,5
	24,8	24,8
Unissued shares under the control of the directors		
25 137 898 ordinary shares of 25 cents each	**6,3**	6,3
30 000 000 redeemable cumulative preference shares of 10 cents each	**3,0**	3,0
6 000 000 convertible redeemable cumulative preference shares of 25 cents each	**1,5**	1,5
Unissued shares reserved		
For the purpose of the Senior Executive Share Option Scheme (1988)		
562 582 (2002: 562 582) ordinary shares of 25 cents each	**0,2**	0,2
	11,0	11,0
Issued share capital		
49 299 520 (2002: 49 299 520) ordinary shares of 25 cents each	**12,3**	12,3
15 000 000 cumulative preference shares of 10 cents each	**1,5**	1,5
	13,8	13,8
Share premium		
Balance at beginning of year	**944,0**	942,9
13 045 ordinary shares issued at an average premium of R81,75 per share in terms of the Senior Executive Share Option Scheme (1988)		1,1
Balance at end of year	**944,0**	944,0
Total issued share capital and share premium	**957,8**	957,8

The 15 000 000 cumulative preference shares are not redeemable and carry dividends at the rate of 11 cents per share per annum. The preference shares confer the right, on a winding up of the Company, to receive a return of R1 per share together with any arrears in preference dividends in priority to any payment in respect of any other class of share in the capital of the Company then issued.

Ordinary share analysis

	Price per share at 31 December (cents)	High for year (cents)	Low for year (cents)	Holdings	Number of shareholders	%	Number of shares	% of issued shares
1999	19 040 [1]	19 040	9 600	1 - 5 000	6 844	96,0	2 382 539	4,8
2000	18 000 [1]	21 500	13 500	5 001 - 10 000	107	1,5	764 432	1,6
2001	15 500	16 500 [2]	12 600 [2]	10 001 - 50 000	112	1,6	2 352 453	4,8
2002	15 000	18 380	14 000	50 001 - 100 000	27	0,4	1 879 871	3,8
2003	14 100	15 300	11 900	100 001 - and over	34	0,5	41 920 225	85,0
					7 124	100,0	49 299 520	100,0

[1] *Calculated excluding interests in Liberty International plc and Standard Bank Group Limited which were unbundled during 1999.*
[2] *Pre 31 March 2001 prices adjusted for Liberty Group Limited's 4 April 2001 capital reduction.*
Volume of shares traded (000's) 3 253 (2002: 3 591)
[illegible]

for the year ended 31 December 2003

	Group	
	2003 **Rm**	2002 Rm
17. Convertible bonds		
6,5% Liblife International B.V. 2004		
Nominal value (US$ 238,5 million (2002: US$239,5 million))	**1 582,0**	2 060,5
Unamortised bond issue costs	**(3,1)**	(10,7)
Total convertible bonds	**1 578,9**	2 049,8
Liability component	**1 499,8**	1 946,8
Equity component	**79,1**	103,0
Shareholders' portion	**43,1**	56,4
Attributable to minority interests	**36,0**	46,6
Total convertible bonds	**1 578,9**	2 049,8

Convertible bonds comprise:

US$238,5 million (R1,6 billion) (2002: US$239,5 million (R2,1 billion)) 6,5% convertible bonds issued by Liblife International B.V. in July 1994. The bonds are convertible by the holders into ordinary shares of Liberty Group Limited on the basis of 484 shares for every US$5 000 of bonds, which is equivalent to US$10,33 per Liberty Group Limited ordinary share. Unless previously purchased and cancelled, or converted, the bonds will be redeemed on 30 September 2004.

	Notes	Group 2003 Rm	Group 2002 Rm
18. Policyholder liabilities			
Policyholder liabilities at beginning of year		**73 595,6**	75 561,8
Liabilities under insurance contracts		**49 723,3**	
Liabilities under investment contracts		**23 872,3**	
Restatement of policyholder liabilities under investment contracts at the beginning of the year on implementation of AC 133		**130,8**	
Transfers to/(from) policyholder liabilities[(1)]		**10 113,2**	(1 966,2)
Net premium income and inflows from investment contracts		**18 121,8**	16 415,1
Net premium income from insurance contracts		**12 018,5**	
Net fund inflows from investment contracts		**5 882,4**	
Service fee income from investment contracts		**220,9**	
Investment income attributable to policyholders	22	**3 607,0**	3 589,8
Investment gains/(losses) attributable to policyholders	23	**6 508,0**	(6 085,4)
Claims, policyholders' benefits and payments under investment contracts		**(13 624,8)**	(11 913,8)
Policyholder benefits under insurance contracts		**(8 687,0)**	
Payments under investment contracts		**(4 937,8)**	
Commissions		**(1 612,3)**	(1 559,4)
Management expenses		**(1 526,5)**	(1 302,6)
Tax	25	**(640,5)**	(220,8)
Operating profit from insurance operations net of tax		**(719,5)**	(889,1)
Policyholder liabilities at end of year		**83 839,6**	73 595,6
Liabilities under insurance contracts		**56 296,0**	
Liabilities under investment contracts		**27 543,6**	
Policyholder liabilities at end of year		**83 839,6**	73 595,6

(1) Transfers to policyholder liabilities include an amount of R2 490,2 million for the group, representing the fair value adjustment on investment contracts.

for the year ended 31 December 2003

	Group			
	Defined benefit pension fund		Post-retirement medical aid	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
19. Retirement benefit obligation				
The fully funded defined benefit pension fund is final salary defined. The assets of the fund are held in an independent trustee administered fund. The latest full actuarial valuation was performed on 31 December 2002.				
Change in defined benefit funded obligation				
Present value of funded obligation at beginning of year	**471,8**	405,6		
Service cost benefits earned during the year	**15,5**	21,9		
Interest cost on projected benefit obligation	**64,0**	58,0		
Actuarial (profit)/loss	**(29,0)**	5,2		
Benefits paid	**(9,4)**	(4,6)		
Transfer to STANLIB Group		(14,3)		
Present value of funded obligation at end of year	**512,9**	471,8		
Change in plan assets				
Fair value of plan assets at beginning of year	**799,8**	894,2		
Expected return on plan assets	**110,8**	111,7		
Actuarial loss	**(11,0)**	(186,6)		
Employer contribution	**10,3**	9,4		
Benefits paid	**(9,4)**	(4,6)		
Transfer to STANLIB Group		(24,3)		
Fair value of plan assets at end of year	**900,5**	799,8		
Fund excess	**387,6**	328,0		
Excess not recognised [1]	**387,6**	328,0		
Change in unfunded obligation				
Present value of unfunded obligation at beginning of year			**143,0**	135,4
Service cost benefits earned during the year			**5,5**	5,7
Interest cost on projected benefit obligation			**19,4**	18,5
Actuarial profit			**(12,8)**	(10,6)
Transfer to STANLIB Group				(6,0)
Present value of unfunded obligation			**155,1**	143,0
Net liability recognised in balance sheet			**155,1**	143,0

[1] No asset is recognised in respect of the surplus as the apportionment of the surplus still needs to be approved by the registrar of pension funds in terms of the Pension Fund Second Ammendment Act, 39 of 2001. Calculations have been performed to reflect the intended apportionment of the surplus in the fund. This resulted in a shortfall which has been fully provided for in Liberty's income statement.

	Group			
	Defined benefit pension fund		Post-retirement medical aid	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
19. Retirement benefit obligation (continued)				
Analysis of the retirement benefit obligation movement				
Service cost	**15,5**	21,9	**5,5**	5,7
Interest cost	**64,0**	58,0	**19,4**	18,5
Expected return on plan assets	**(110,8)**	(111,7)		
Net actuarial loss/(profit) recognised in year	**(18,0)**	191,8	**(12,8)**	(10,6)
Employer contribution	**(10,3)**	(9,4)		
Transfer to STANLIB Group		10,0		(6,0)
	(59,6)	160,6	**12,1**	7,6
The valuation was based on the following principle actuarial assumptions				
Anticipated after-tax returns on investments	**13%**	13%	**13%**	13%
Discount rate	**13%**	13%	**13%**	13%
Future salary increases (excluding increases on promotion)	**10%**	10%		
Medical cost trend rate			**11%**	11%
Retirement age: - executives	**63**	63	**63**	63
- others	**65**	65	**65**	65
Investments in excess of 5% of plan assets				
Anglo American plc	**54,1**	45,3		
Investment in employer and holding companies				
Standard Bank Group Limited	**34,8**	21,9		
Liberty Holdings Limited	**10,7**	11,2		
	45,5	33,1		

for the year ended 31 December 2003

	Normal tax		Capital gains tax		Total	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
20. Deferred tax						
Liability at beginning of year	**(24,0)**	(5,5)	**(201,5)**	(113,0)	**(225,5)**	(118,5)
Restatement of opening deferred tax liability on implementation of AC 133	**39,3**				**39,3**	
Net temporary differences	**14,9**	(18,5)	**(141,9)**	(88,5)	**(127,0)**	(107,0)
Net prepaid commission accruals	**35,0**	(10,1)			**35,0**	(10,1)
Unrealised losses on shareholders' investments			**19,7**	16,2	**19,7**	16,2
Unrealised gains on policyholders' investments			**(161,6)**	(104,7)	**(161,6)**	(104,7)
Depreciation	**3,7**	(0,1)			**3,7**	(0,1)
Provisions	**(23,8)**	(3,0)			**(23,8)**	(3,0)
Assessed loss		(5,3)				(5,3)
Asset/(liability) at end of year	**30,2**	(24,0)	**(343,4)**	(201,5)	**(313,2)**	(225,5)
Deferred tax comprises:						
Deferred tax liability		(24,0)	**(343,4)**	(201,5)	**(343,4)**	(225,5)
Net prepaid commission accruals		(20,3)				(20,3)
Depreciation		(3,7)				(3,7)
Unrealised losses on shareholder investments			**(77,1)**	(96,8)	**(77,1)**	(96,8)
Unrealised gains on policyholder investments			**(266,3)**	(104,7)	**(266,3)**	(104,7)
Deferred tax asset	**30,2**				**30,2**	
Net commission accruals	**14,7**				**14,7**	
Provisions	**15,5**				**15,5**	
Asset/(liability) at end of year	**30,2**	(24,0)	**(343,4)**	(201,5)	**(313,2)**	(225,5)

No provision for deferred capital gains tax has been made for investment in subsidiaries, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

	Property		Leave pay		Incentive scheme		Retention bonuses		Total	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
21. Provisions										
Group										
At beginning of year	**2,4**	3,4	**29,6**	36,0	**19,6**	46,0		32,2	**51,6**	117,6
Provisions relating to subsidiaries sold				(4,2)		(25,3)		(12,2)		(41,7)
Additional provisions	**8,9**	2,4	**38,5**	42,4	**43,8**	27,0	**9,7**	-	**100,9**	71,8
Utilised during the year	**(2,4)**	(3,4)	**(42,3)**	(44,6)	**(26,9)**	(28,1)	**(6,5)**	(20,0)	**(78,1)**	(96,1)
At end of year	**8,9**	2,4	**25,8**	29,6	**36,5**	19,6	**3,2**	-	**74,4**	51,6

Property

Provisions raised for capital expenditure on properties under development and completed properties which are undergoing refurbishments.

Leave pay

In terms of the Group policy, employees are entitled to accumulate a maximum of 15 days compulsory leave and 20 days discretionary leave. Compulsory leave has to be taken within 12 months of earning it, failing which it is forfeited. Discretionary leave can be sold back to the Company while compulsory leave cannot be sold back to the Company.

Incentive scheme

In terms of the Group policy, selected employees at the discretion of directors receive an incentive bonus. The incentive bonus is related to employee, corporate and business unit performance and is approved by the remuneration committee.

Retention bonuses

Certain key employees of the Group were granted retention bonuses payable if they remain in service until 31 December 2006.

for the year ended 31 December 2003

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
22. Investment income net of interest paid				
Dividend, interest and net rental income	**4 028,2**	3 987,8	**414,8**	465,6
Attributable to policyholder liabilities (refer to note 18)	**3 607,0**	3 589,8		
Attributable to shareholders' funds	**421,2**	398,0	**414,8**	465,6
Operating income from financial services operations	**331,6**	391,7		
Investment income net of interest paid	**4 359,8**	4 379,5	**414,8**	465,6
Comprising:				
Dividend from subsidiary			**414,0**	464,7
Income from joint ventures	**36,0**	55,3		
Dividends received	**1 170,5**	1 122,3		
Listed shares	**1 033,8**	1 035,1		
Unlisted shares	**136,7**	87,2		
Income on unit trusts	**403,7**	338,6		
Interest received	**2 006,2**	2 193,4	**0,8**	0,9
Net rental income [1]	**669,8**	650,8		
Rental income	**1 047,0**	1 021,4		
Direct operating expenses - let properties	**(343,9)**	(333,8)		
- unlet properties	**(8,5)**	(12,0)		
- owner-occupied properties	**(24,8)**	(24,8)		
Management fees	**203,5**	213,5		
Scrip lending fees	**5,4**	6,2		
Sundry expense	**(0,1)**	(14,4)		
Investment income	**4 495,0**	4 565,7	**414,8**	465,6
Interest paid	**(135,2)**	(186,2)		
Investment income net of interest paid	**4 359,8**	4 379,5	**414,8**	465,6

[1] *Notional rent relating to owner-occupied properties of R95,7 million (2002: R78,4 million) has been eliminated.*

	Group	
	2003 **Rm**	2002 Rm
23. Investment gains/(losses)		
Investment gains/(losses) attributable to policyholder liabilities [1]	**6 508,0**	(6 085,4)
Investment properties	**707,2**	395,5
Owner-occupied properties	**37,7**	(5,8)
Marketable securities	**6 169,5**	(6 025,1)
Other investments	**(406,4)**	(450,0)
Investment gains attributable to shareholders assets held for trading	**64,2**	
Marketable securities	**65,9**	
Other investments	**(1,7)**	
Realised investment gains attributable to shareholders' assets	**315,4**	52,4
Investment properties		(0,1)
Owner-occupied properties		(0,6)
Marketable securities	**367,8**	37,1
Other investments	**(52,4)**	16,0
Investment gains attributable to shareholders' assets recognised against equity	**(150,8)**	
Owner-occupied properties	**(0,3)**	
Marketable securities	**(40,9)**	
Other investments	**(109,6)**	
Total investment gains/(losses)	**6 736,8**	(6 033,0)
Comprising:		
Investment gains/(losses) attributable to policyholder liabilities [1]	**6 508,0**	(6 085,4)
Unrealised investment gains/(losses)	**5 969,4**	(2 805,7)
Realised investment gains	**2 020,9**	1 863,4
Translation losses	**(1 482,3)**	(5 143,1)
Investment gains attributable to shareholders' assets	**228,8**	52,4
Unrealised investment losses	**(86,3)**	(261,7)
Realised investment gains	**363,1**	503,1
Translation losses	**(48,0)**	(189,0)
Total investment gains/(losses)	**6 736,8**	(6 033,0)

[1] *Refer to note 18.*

for the year ended 31 December 2003

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
24. Management expenses				
Management expenses include the following:				
Amortisation - intangible assets	**37,8**	29,0		
Auditors' remuneration	**10,9**	9,3	**0,1**	
Audit fees - Current year	**8,8**	6,7	**0,1**	
- Prior year		0,3		
Other services	**2,1**	2,3		
Consulting fees	**52,0**	33,4		
Actuarial	**1,1**	0,7		
Other	**50,9**	32,7		
Defined benefit pension fund contributions	**10,3**	9,4		
Defined contribution provident fund contributions	**58,6**	52,1		
Depreciation	**110,5**	103,5		
Furniture and fittings	**16,1**	14,7		
Computer equipment	**76,4**	74,7		
Other	**18,0**	14,1		
Impairment losses	**3,8**	13,2		
Profit on disposal of tangible assets	**(5,3)**			
Operating lease charges	**46,6**	30,2		
Other related South African taxes	**239,0**	222,7	**(3,8)**	
Financial services levy	**9,2**	8,0		
Non-recoverable value added tax	**206,7**	160,1		
Regional services council levies	**12,8**	17,8	**(3,8)**	
Stamp duty	**10,3**	36,8		

	Company	
	2003 R'000	2002 R'000
Directors' emoluments		
Non-executive directors		
Fees	**215**	228
Executive directors		
Total emoluments	**12 202**	5 213
Basic salaries	**4 169**	2 365
Bonuses and performance related payments	**6 138**	2 000
Retirement and medical benefits	**702**	572
Other incentives and benefits	**1 193**	276
Paid by subsidiaries	**(12 202)**	(5 381)
Emoluments paid by the Company	**215**	60
Aggregate months paid	**13**	12
Total emoluments paid by the Company	**215**	60
Total emoluments paid by subsidiaries	**12 202**	5 381
Total directors' emoluments	**12 417**	5 441

	Company 2003 R'000	Company 2002 R'000
Directors' emoluments (continued)		
Fees paid to the chairman – D E Cooper	**66**	60
Fees paid to non-executive directors were as follows:	**149**	168
A W B Band (Appointed - 1 October 2003)	**7**	
D D B Band (Resigned - 13 March 2002)		9
D A Hawton	**30**	30
W S MacFarlane (Resigned - 30 June 2003)	**15**	30
R A Plumbridge (Resigned - 13 March 2002)		9
M Rapp	**30**	30
A Romanis	**30**	30
M J Shaw (Appointed - 13 March 2002)	**30**	21
C B Strauss (Resigned - 13 March 2002)		9
S P Sibisi (Appointed - 1 October 2003)	**7**	
	215	228

	Basic salaries R'000	Bonuses and performance related payments R'000	Retirement and medical benefits R'000	Other incentives and benefits R'000	Total emolu-ments R'000
Executive directors' total emoluments comprise:					
2003					
Paid by subsidiaries					
Current director					
M J D Ruck	1 758		182	3 157[1]	5 097
Former director					
R C Andersen	1 012	1 400	244	122	2 778
	2 770	1 400	426	3 279	7 875
2002					
Paid by subsidiaries					
Current director					
R C Andersen	2 365	2 000	572	276	5 213

[1] *Includes a sign-on bonus of R3 million. 100% of the bonus is repayable if M J D Ruck leaves Liberty Group Limited prior to 31 May 2005, and 50% is repayable if he leaves during the period 1 June 2005 and 31 May 2006.*

for the year ended 31 December 2003

	Group		Company	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
25. Tax				
Tax attributable to shareholders' funds	**158,1**	139,1	**1,2**	0,3
Tax attributable to policyholder liabilities (refer to note 18)	**640,5**	220,8		
Normal tax	**321,4**	288,8		
Current capital gains tax	**6,0**	27,9		
Deferred capital gains tax	**163,8**	(251,8)		
Retirement fund tax	**149,3**	155,9		
Capital gains tax attributable to shareholders' investment gains recognised in the income statement	**25,1**	8,8		
Capital gains tax attributable to shareholders' investment gains				
Recognised against equity	**(11,2)**			
Attributable to minorities	**(9,4)**			
Total Tax	**803,1**	368,7	**1,2**	0,3
Comprising:				
South African normal tax	**388,6**	329,4	**1,1**	
Current year tax	**411,4**	404,5	**1,1**	
Prior years' tax	**(7,8)**	(86,0)		
Deferred tax	**(15,0)**	10,9		
South African capital gains tax	**174,3**	(215,1)		
Current year tax	**32,4**	51,3		
Deferred tax	**141,9**	(266,4)		
Other related South African taxes	**236,5**	251,2	**0,1**	0,3
Retirement fund tax	**149,3**	155,9		
Secondary tax on companies	**87,2**	95,3	**0,1**	0,3
Foreign tax - current year normal tax	**3,7**	3,2		
Total tax	**803,1**	368,7	**1,2**	0,3

	Group		Company	
	2003	2002	**2003**	2002
	%	%	**%**	%
25. Tax (continued)				
Rate reconciliation of tax attributable to shareholders' funds				
Tax charge for the year as a percentage of revenue earnings attributable to shareholders' funds before tax	**32,8**	35,1	**0,4**	0,1
Secondary tax on companies	**(18,1)**	(23,9)		(0,1)
Tax excluding secondary tax on companies	**14,7**	11,2	**0,4**	
The charge for the year has been reduced as a consequence of:				
Dividends received	**9,9**	11,2	**29,6**	30,0
Other non-taxable income and permanent differences	**5,4**	7,6		
Standard rate of South African tax	**30,0**	30,0	**30,0**	30,0

The tax in the holding company is low as its principal source of income is dividends which are not taxable. No provision for deferred capital gains tax has been made, for the investment in the subsidiary, as the Company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

The Group has estimated tax losses attributable to shareholders' funds of R212,1 million (2002: R227,2 million) which are available for set-off against future taxable income.

for the year ended 31 December 2003

	Group and Company	
	2003 Rm	2002 Rm
26. Earnings per share		
Headline earnings per share		
Headline earnings	**511,9**	576,5
Weighted average number of shares in issue (millions)	**49,3**	49,3
Headline earnings per share (cents)	**1 038,3**	1 169,5
Headline earnings per share is calculated by dividing the headline earnings by the weighted average number of shares in issue during the year.		
Fully diluted headline earnings per share		
Headline earnings	**511,9**	576,5
Weighted average number of shares in issue (millions)	**49,3**	49,3
Adjustments for:		
Implementation of shares under option below fair value (millions)	**-**	-
Fully diluted weighted average number of shares in issue (millions)	**49,3**	49,3
Fully diluted headline earnings per share (cents)	**1 037,8**	1 168,2
Total earnings per share		
Total earnings	**627,2**	592,5
Weighted average number of shares in issue (millions)	**49,3**	49,3
Total earnings per share (cents)	**1 272,2**	1 202,5
Total earnings per share is calculated by dividing the total earnings by the weighted average number of shares in issue during the year.		
Fully diluted total earnings per share		
Total earnings	**627,2**	592,5
Weighted average number of shares in issue (millions)	**49,3**	49,3
Adjustments for:		
Implementation of shares under option below fair value (millions)	**-**	-
Fully diluted weighted average number of shares in issue (millions)	**49,3**	49,3
Fully diluted total earnings per share (cents)	**1 271,5**	1 201,1

		Group 2003 Rm	Group 2002 Rm	Company 2003 Rm	Company 2002 Rm
27.	**Reconciliation of total earnings to cash generated from operations**				
	Total consolidated profit	**628,9**	594,2	**412,8**	460,8
	Adjustments for:				
	Policyholder liability transfers	**10 113,2**	(1 966,2)		
	Interest received	**(2 337,2)**	(2 387,5)	**(0,8)**	(0,9)
	Interest paid	**135,2**	186,2		
	Dividends received	**(1 243,1)**	(1 266,8)	**(414,0)**	(464,7)
	Normal taxation paid	**736,5**	273,4	**1,1**	
	Secondary tax on companies paid	**87,2**	95,3	**0,1**	0,3
		8 120,7	(4 471,4)	**(0,8)**	(4,5)
	Adjustments for non-cash items:				
	Retained income of subsidiaries				
	Retained income of joint ventures	**(36,0)**	(55,3)		
	Amortisation on intangible assets	**37,8**	29,0		
	Depreciation of tangible assets	**110,5**	103,5		
	Depreciation of appurtenances	**11,7**	52,4		
	Impaired losses	**3,8**	13,2		
	Amortisation on goodwill	**77,7**	13,6		
	Loss on disposal of fixed assets	**(5,3)**			
	Amortisation on bond issue costs	**5,9**	9,3		
	Amortisation on fixed interest securities	**125,9**	(273,7)		
	Investment gains attributable to shareholders	**(379,6)**	(52,4)		
	Investment gains attributable to policyholder liabilities	**(6 508,0)**	6 085,4		
	Income attributable to minority shareholders in subsidiaries	**626,9**	582,5		
		2 192,0	2 036,1	**(0,8)**	(4,5)
	Working capital changes:	**382,7**	(582,2)	**(3,9)**	(6,7)
	Net outstanding premiums, accrued investment income and other debtors	**336,7**	(323,2).	**(1,5)**	(6,7)
	Outstanding claims, policyholders' benefits and other creditors	**462,8**	(74,2)	**(2,4)**	
	Tangible and intangible assets	**(416,8)**	(184,8)		
	Cash generated from operations	**2 574,7**	1 453,9	**(4,7)**	(11,2)
28.	**Dividends paid**				
	Dividends payable at beginning of the year		(0,8)		(0,8)
	Dividends as per statement of changes in Group shareholders' funds	**(415,5)**	(466,3)	**(415,5)**	(466,3)
	Dividends paid to minority shareholders in subsidiary	**(428,8)**	(429,3)		
	Dividends receivable at end of year				
		(844,3)	(896,4)	**(415,5)**	(467,1)
29.	**Tax paid**				
	Tax payable and deferred tax at beginning of year	**(475,0)**	(891,7)		
	Adjustment on implementation of AC 133	**39,3**			
	Tax attributable to group and company	**(803,1)**	(368,7)	**(1,2)**	(0,3)
	Tax payable and deferred tax at end of year	**437,2**	475,0		
		(801,6)	(785,4)	**(1,2)**	(0,3)

for the year ended 31 December 2003

		Group	
		2003 Rm	2002 Rm
30.	**Disposal of operations net of cash disposed**		
	On 1 January 2002, the group disposed of Liberty Asset Management (100%), Liberty Collective Investments (100%), Lodestone Investments (50%), Silgen Financial Services (52%) and Milfin Holdings (50%). The fair value of assets and liabilities disposed of were as follows:		
	Investments		86,3
	Tangible assets		25,2
	Debtors		63,4
	Cash and cash equivalents		389,8
	Taxation		1,1
	Creditors		(159,1)
	Amounts owing to group companies		(243,0)
	Value of net assets		163,7
	Fair value adjustment		700,3
	Total disposal consideration		864,0
	Consideration settled by the issue of shares		(864,0)
	Disposal of shares to Standard Bank for cash		134,0
	Cash flow on disposal		134,0
	Cash and cash equivalents in subsidiary disposed		(389,8)
			(255,8)

31. Related party transactions

Holding company

Standard Bank Group Limited (Stanbank) is the Company's ultimate holding company.

Asset management

Liberty Group Limited (Liberty) and Charter Life Insurance Company Limited (Charter Life) paid asset management fees of R98,3 million (2002: R91,2 million) to STANLIB Asset Management Limited (STANLIBAM) on assets managed by STANLIBAM on their behalf in accordance with arms length investment mandates. STANLIBAM manage R58,9 billion (2002: R53,6 billion) of the policyholder assets of Liberty and Charter Life.

Banking arrangements

The Group makes use of banking facilities provided by Standard Bank of South Africa Limited (Standard Bank). At 31 December 2003 substantially all of the cash and cash equivalents amounting to R272,8 million (2002: R259,2 million) were held with Standard Bank. In addition, term deposits and other money market securities with Standard Bank amounted to R672,8 million at 31 December 2003 (2002: R358,2 million). These deposits were made in the normal course of business at prevailing market rates.

Bancassurance

Liberty and Charter Life entered into a joint venture agreement with Stanbank for the sale and promotion of insurance products. New business premium income received in respect of this business in 2003 amounted to R2,8 billion (2002: R3,2 billion). In terms of the joint venture agreement Charter Life has paid a preference dividend of R95,2 million (2002: R81,9 million) to Stanbank in the current year in respect of the emergence of embedded value profits on the business.

Forward exchange contracts

All Liberty Ermitage Jersey Limited's (Liberty Ermitage) forward exchange contracts are placed with Standard Bank (refer to the currency risk component of note 5).

Property lease agreements

Certain related parties of the Group are lessees in terms of arms' length property lease agreements with Liberty. Rentals and management fees received by Liberty from related parties for the year ended 31 December 2003 amounted to R47,9 million (2002: R49,7 million)

Standard Asset Selection Fund Limited

Liberty Ermitage is the investment adviser of the Jersey-domiciled fund and Standard Bank Jersey Limited is the manager, administrator and custodian. This fund was redeemed during 2002. The assets under management as at 31 December 2002 amounted to R464,7 million and the fund had R17,2 million invested in Liberty HBV Merger Arbitrage Fund Limited.

Empowerment transaction with STANLIB

In June 2003, Stanbank and Liberty announced the sale of 25,2% of their holding in STANLIB to an empowerment consortium led by Safika (Proprietary) Limited, which includes the Nduna Trust and the broad based black empowerment trust representing formerly disadvantaged communities and individuals. Following the completion of the transaction, Mr Macozoma, who is a director of Safika, assumed the chairmanship of STANLIB. Mr Macozoma is also a director of Liberty and Standard Bank.

Transactions with directors

Apart from share options granted to directors, as indicated in the Directors' report and the interest of the Mr Saki Macozoma in STANLIB as indicated above, there were no material transactions with directors or their families during the year under review.

Treasury function

STANLIBAM performs a treasury function for Liberty and its subsidiaries at prevailing market rates in terms of a contract signed between STANLIBAM and Liberty.

for the year ended 31 December 2003

	Group 2003 Rm	Group 2002 Rm
32. Commitments		
Capital commitments	**164,8**	450,8
Under contracts	**147,7**	297,2
Authorised by the directors but not contracted	**17,1**	153,6
Operating lease commitments	**48,5**	156,4
Less than 5 years	**45,9**	114,7
5 to 10 years	**2,6**	41,7
	213,3	607,2

Group figures above include the Group's share of commitments of joint ventures amounting to R57,8 million (2002: R85,3 million). Refer to note 10. The expenditure will be financed by available bank facilities, existing cash resources and funds internally generated.

33. Comparatives

The comparatives have been adjusted for the reclassification of Deferred Capital Gains Tax on unrealised policyholder investment gains from policyholder liabilities to the deferred tax liability in compliance with AC 102. This change has no impact on earnings of the Group.

LIBERTY

corporate governance & sustainability report



This report represents a commitment by the Liberty Group to good corporate governance and sustainable development and to report comprehensively thereon to all stakeholders

corporate governance



Leanne Dewey, Mark Alexander and Simi Masina

"Corporate governance is concerned with holding the balance between economic and social goals and between individual and communal goals, ... the aim is to align as nearly as possible the interest of individuals, corporations and society."

Sir Adrian Cadbury

Introduction

The Liberty Group, which includes Liberty Holdings Limited, Liberty Group Limited and its subsidiaries, is committed to striving for the highest levels of corporate governance and is satisfied that the provisions of the second King Report on Corporate Governance for South Africa have substantially been complied with for the reporting period. As governance structures are dynamic, the Liberty Group reviews and reassesses its corporate governance practices on an ongoing basis and maintains a strong drive to identify and implement global best practice.

The primary motivation is to ensure that the Liberty Group conducts its business activities with integrity so as to be responsive to the needs of all stakeholders, including shareholders, policyholders, intermediaries and other customers, employees and the communities in which they live and work, suppliers, other business partners, industry regulators and government.

Boards of directors

Composition of the boards of directors

The current composition of the boards of directors of both Liberty Group Limited and Liberty Holdings Limited is featured on pages 14 and 15 for Liberty Group Limited and pages 122 and 123 for Liberty Holdings Limited. The two listed companies have each adopted a unitary board structure, with the boards of Liberty Group Limited and Liberty Holdings Limited boards consisting of 12 and 11 directors respectively. These directors are drawn from diverse backgrounds and bring a wide range of experience, insight and professional skills to their positions.

Role and function of the boards of directors

Both boards are responsible for the ultimate control of the businesses of the Liberty Group, as well as for ensuring that clear strategic direction is provided and that appropriate management structures are in place. Some of these structures, which are described in this corporate governance review, are designed to provide a reasonable level of assurance as to the proper control and conduct of the Liberty Group's affairs.

The boards define the Liberty Group's objectives and participate in discussions on, and monitor the progress of, strategic direction and policy, operational performance, business acquisitions and disposals, the approval of major capital expenditure, consideration of significant financial matters, risk management, compliance, succession planning, the monitoring of executive management's activities and any other matters that have a material impact on the Liberty Group's affairs.

The boards meet quarterly under the chairmanship of Derek Cooper. Additional meetings are arranged as and when necessary. Myles Ruck, the chief executive, oversees and manages the Liberty Group's daily operations.

Details of attendance of each director at meetings of the boards are set out on pages 189 and 190.

Independence of the boards of directors

By adhering to a number of key principles, the boards' independence from the daily executive management team is ensured:

- The roles of chairman and chief executive are kept separate;
- In Liberty Group Limited, ten of the twelve directors are non-executive, with eight of the nine non-executive directors being independent; in Liberty Holdings Limited, ten of the eleven directors are non-executive, with eight of the ten non-executive directors being independent;
- The group audit and actuarial committee and the group risk committee consist of independent non-executive directors and an external consulting actuary; the group remuneration committee consists of independent non-executive directors and the chairman of the boards;
- Non-executive directors do not hold service contracts with the Liberty Group and their remuneration is not tied to the companies' financial performance; and
- All directors have access to the advice and services of the company secretary and are entitled, at the expense of the Liberty Group and with the prior agreement of the Group chairman, to seek independent professional advice on the affairs of the Liberty Group. No director obtained independent professional advice on the affairs of the Liberty Group during 2003.

Board mandate

The board operates in terms of a mandate which sets out its roles and responsibilities. Key terms of reference set out in the mandate are:

- agree the Liberty Group's objectives;
- agree the strategies and plans for achieving those objectives;
- annually review the corporate governance process and assess achievement against objectives;
- review board and committee mandates at least annually and approve recommended changes;
- delegate to the chief executive or any director holding any executive office or any senior executive any of the powers, authorities and discretions vested in the board, including the power of sub-delegation. Delegate similarly such powers, authorities and discretions to any committee and subsidiary company boards as may be created from time to time;
- approve the remuneration to be paid to non-executive directors for board and committee membership based on recommendations made by the group remuneration committee, for ultimate approval by shareholders;
- approve capital funding for the company and the group, and the terms and conditions of rights or other issues and any prospectus in connection therewith;
- ensure than an adequate budget and planning process exists, that performance is measured against budgets and plans and approve annual budgets for the group;

- approve significant acquisitions, mergers, take-overs, divestments of operating companies, equity investments and new strategic alliances by the company or its subsidiaries;
- consider and approve capital expenditure recommended by the group executive committee;
- consider and approve any significant changes proposed in accounting policy or practice and consider the recommendations of the group audit and actuarial committee;
- consider and approve the external audit fee and budgeted audit fee as per the recommendation of the group audit and actuarial committee;
- consider and approve the annual financial statements, interim statements, dividend announcements and notices to shareholders, and consider and agree the basis for considering the group to be a going concern as per the recommendation of the group audit and actuarial committee;
- have ultimate responsibility for systems of financial, operational and internal controls, the adequacy and review of which will be delegated to committees and the board will ensure that reporting on these issues is adequate;
- have ultimate responsibility for regulatory compliance and ensure that reporting to the board is comprehensive;
- ensure balanced reporting to stakeholders on the group's position and that such reporting is done in a manner that can be understood by stakeholders; and
- review non-financial matters which have not been specifically delegated to a sub-committee.

Going concern

The directors have no reason to believe that the Liberty Group does not have adequate resources to continue in business for the foreseeable future. Accordingly, the financial statements of Liberty Group Limited, set out on pages 34 to 40, pages 54 to 57 and pages 65 to 118, and Liberty Holdings Limited, set out on pages 126 to 178, have been prepared on the basis of a going concern. The directors' statements, of Liberty Group Limited and Liberty Holdings Limited, on the Group as a going concern are set out in their report on page 32 for Liberty Group Limited and page 124 for Liberty Holdings Limited.

Share dealing by directors and senior personnel

The Liberty Group has implemented a code relating to share dealing by directors and other senior personnel who, by virtue of the key positions they hold, have comprehensive knowledge of the Group's affairs. The code imposes closed periods to prohibit dealing in Liberty Group Limited and Liberty Holdings Limited securities before the announcement of mid-year and year-end financial results or in any other period considered price sensitive, in compliance with the requirements of the JSE Securities Exchange South Africa (JSE) in respect of dealings by directors. The company secretary undertakes the administration required to ensure compliance with this code under the direction of the chief executive.

The code goes further by also restricting dealings by directors and other senior personnel (to the extent that they are aware) in any security that may be affected by a transaction or proposed transaction between Liberty Group Limited or Liberty Holdings Limited and such company.

Appointment and re-election of directors

All directors of Liberty Holdings Limited are subject to retirement by rotation and re-election by shareholders at least once every three years, in accordance with that company's articles of association.

In respect of Liberty Group Limited, only the non-executive directors are subject to retirement by rotation and re-election by shareholders at least once every three years, in accordance with that company's articles of association.

The appointment of new directors is approved directly by the appropriate board, subject to shareholder confirmation at the following annual general meeting.

As part of his contract of employment, the chief executive is required to give or receive three months' notice to terminate his services. Other executive directors are required to give or receive one month's notice to terminate their services.

Induction of new directors

An orientation programme for new directors is in place to ensure they are adequately briefed and have the required knowledge of the company's structure, operations and policies to enable them to fulfil their duties and responsibilities. The company secretary is responsible for the administration of this programme. New directors are also provided with details of all applicable legislation, the company's articles and memorandum, board minutes and a booklet setting out their duties and responsibilities as directors. The orientation programme includes meeting with members of executive management as part of the process of familiarising new directors with the Liberty Group.

Boards of directors of subsidiary and associate companies

Liberty Group Limited's operating subsidiary, Charter Life Insurance Company Limited, and associate companies have their own boards of directors, which are responsible to the board of Liberty Group Limited for the proper management of the subsidiary and associate companies.

The role of these boards involves participating in discussions on, and maintaining the progress of, strategic direction and policy, operational performance, approval of major capital expenditure, consideration of significant financial matters, risk management, compliance, succession planning and any other matters that do or may impact materially on the subsidiary and associate companies' activities.

Company secretarial function

The company secretary is required to provide the directors of the company, collectively and individually, with detailed guidance on their duties, responsibilities and powers. He is also required to ensure that the directors are aware of all legislation relevant to, or affecting, the company and reporting at any meetings of the shareholders of the company or of the company's directors any failure to comply with such legislation, including the JSE listings requirements.

The company secretary is required to ensure that minutes of all shareholders' meetings, directors' meetings and the meetings of any committees of the directors are properly recorded and that all required returns are lodged in accordance with the requirements of the Companies Act. The administration of the closed period for dealing in listed securities of the Liberty Group and the induction of new directors are also the responsibility of the company secretary.

Board committees

Three standing committees of the boards, to which certain of their functions have been delegated, were in place during 2003 with a fourth being constituted on 2 March 2004. The group audit and actuarial committee, the group risk committee and the group remuneration committee operate according to the written terms of reference stipulated by the respective boards.

As the boards have committed themselves to meeting the targets set by the Financial Sector Charter, a group transformation committee has been constituted. The primary objectives of this committee are to monitor transformation targets and the implementation of processes to achieve compliance with the targets set out in the Financial Sector Charter. The terms of reference will be finalised during the first half of 2004 to ensure that the committee is appropriately structured to be able to meet these objectives.

The group transformation committee will be chaired by Mr S J Macozoma (independent non-executive director) and will comprise Prof L Patel, an independent non-executive director who became a member of the boards from 1 January 2004, and Messrs J H Maree (non-executive director) and M J D Ruck (chief executive). This committee will meet four times a year.

Details of the group audit and actuarial committee, the group risk committee and the group remuneration committee follow.

Group audit and actuarial committee

Members

Messrs M J Shaw (chairman), D A Hawton and A Romanis, all of whom are independent non-executive directors, and S Handler, an actuary and retired executive director of Liberty Group Limited. Mr W S MacFarlane resigned as a director of Liberty Group Limited and Liberty Holdings Limited and ceased to be a member and chairman of the group audit and actuarial committee on 30 June 2003.

Principal objectives

The Group audit and actuarial committee's principal objectives are to:

- Act as an effective communication channel between the boards on the one hand and the external auditors and the head of internal audit on the other;
- Assist the boards in ensuring that the external audit is conducted in a thorough, objective and cost effective manner;
- Satisfy the boards that adequate internal, financial and operating controls are being identified, addressed and monitored by management and that material corporate risks have been identified and are being contained and monitored through the group risk committee;
- Provide the boards with an assessment of the effectiveness of the external auditors and the internal audit function;
- Provide the boards with an assessment of the effectiveness of the compliance function;
- Enhance the quality, effectiveness, relevance and communication value of the published financial statements and other public documentation of a financial nature issued by the Liberty Group, with focus being placed on the actuarial assumptions, parameters, valuations and reporting guidelines and practices adopted by the statutory actuary as appropriate to the Liberty Group's life insurance activities;
- Provide the boards with an independent point of reference in seeking a resolution of interpretative and controversial issues that impact on the published financial statements and other public announcements issued by the Liberty Group; and
- Monitor the application of the policy governing the provision of non-audit services by the Liberty Group's external auditors, set out on page 192, and review the extent and nature of all non-audit services provided.

The members of the group audit and actuarial committee review the audit plans, budgets and scope of the external and internal audit functions. The external auditors, head of internal audit, statutory actuary, group risk executive, head of group compliance and group secretary all have unrestricted access to the chairman of the group audit and actuarial committee at all times. The group audit and actuarial committee also has responsibility for Liberty Group Limited's wholly-owned life insurance subsidiary, Charter Life Insurance Company Limited. Liberty Ermitage Jersey Limited and STANLIB Limited have their own audit committees, comprising independent non-executive directors. These audit committees meet quarterly and minutes of these meetings are reviewed at group audit and actuarial committee meetings.

Meetings

Group audit and actuarial committee meetings are held at least four times a year and are attended by the Liberty Group's external auditors, the statutory actuary, the head of internal audit and the appropriate members of the senior executive management team.

Group risk committee

Members

Messrs M J Shaw (chairman) and A Romanis, both independent non-executive directors, and S Handler, an actuary and retired executive director of Liberty Group Limited.

Mr D A Hawton became a member of the group risk committee following the resignation on 30 June 2003 of Mr W S MacFarlane as a director of Liberty Group Limited, Liberty Holdings Limited and as a member of the group risk committee.

Principal objectives

The group risk committee's principal objectives are to:

- Review the Liberty Group's risk philosophy, strategy and policies recommended by executive management;
- Review compliance with risk policies and with the overall risk profile of the Liberty Group;
- Review and assess the integrity of the process and procedures for identifying, assessing, recording and monitoring of risk;
- Review the adequacy and effectiveness of the Liberty Group's risk management function and its implementation by management;
- Ensure that material corporate risks have been identified, assessed and receive attention; and
- Provide the boards with an assessment of the state of risk management within the Liberty Group.

Meetings

Group risk committee meetings are held at least twice a year.

Group remuneration committee

The Board considers that an effective remuneration committee is the key to ensuring that the remuneration of directors and senior executive management is aligned with shareholders' interests. The Liberty Group Remuneration Committee deals with all aspects of the remuneration of directors and senior executive management, including the allocation of share options.

Members

An independent non-executive director chairs the Remuneration Committee. The Committee membership is comprised of non-executive directors, the majority of whom are independent with relevant experience and a good knowledge of the company and the environment in which it operates.

The Chief Executive attends meetings unless deemed inappropriate by the Committee and invites representatives such as the executive in charge of Group Human Resources, to accompany him at meetings.

No director or employee is present when his or her own salary, incentives or benefits are discussed.

The members of the Committee are Messrs D A Hawton (chairman), M J Shaw (both independent non-executive directors) and D E Cooper, chairman of the board of directors.

Principal objectives

The overall purpose of the Remuneration Committee is to be a representative body to enable the Board to discharge its responsibilities relating to the following: -

- determining the policy for executive remuneration, and to approve the individual remuneration packages for each of the executive directors and other senior executives, as appropriate;
- ensuring that competitive reward strategies and programmes are in place to facilitate the recruitment, motivation and retention of high performance staff at all levels in support of realising corporate objectives and to safeguard stakeholder interests;
- reviewing the design and management of salary structures and policies, incentive schemes and share option programmes to ensure that they motivate sustained high performance and are linked to corporate performance;
- developing and implementing a policy of remuneration philosophy for disclosure to enable a reasonable assessment of reward practices and the governance process to be made by stakeholders;
- recommending the level of non-executive directors' fees to the Board after receiving inputs from executive directors;

- agreeing the compulsory retirement funding and healthcare benefits for all levels and categories of employees in the Group; and
- ensuring compliance with applicable laws and codes.

Oversight role

The Remuneration Committee has an oversight role in relation to the remuneration philosophy, processes and practices undertaken by Stanlib (a joint venture with the Standard Bank) and covers all items of remuneration including short-term incentives such as the Stanlib Asset Management bonus scheme.

The Chairman of the Liberty Group Remuneration Committee also acts as chairman of the Stanlib Remuneration Committee, in order to ensure consistency of approach. The Stanlib committee mandate is modeled on that of the Liberty Group Remuneration Committee.

Meetings

Two meetings were held during the year, in March and November, membership and attendance is incorporated on page 189 of this annual report.

Remuneration structure

Non-executive Directors Fees

Non-executive directors receive a fee for their contribution to the Boards and Board Committees of which they are members. The Chairman of the Remuneration Committee recommends fee structures to the Remuneration Committee and the Board, following consultation with executive directors and suitable research on trends in, and levels of, directors' remuneration for ultimate approval by shareholders.

Non-executive directors do not participate in an incentive bonus scheme nor do they receive share options.

Executive Remuneration

Guaranteed Amount

All employees, irrespective of level, receive a fixed guaranteed amount of remuneration based on a total remuneration package approach. The total package approach includes company contributions to pension and risk benefits, a fixed cash portion and optional benefits such as car benefits etc.

The target level for remuneration packages is set at the 75th percentile of the financial services market to ensure that the company is able to attract and retain above average talent.

Comparative studies of peer groups and leading South African companies, along with market survey data, and individual performance and responsibilities are used in arriving at levels of guaranteed pay. Where appropriate, the services of advisors are also employed to augment the information used by the Remuneration Committee in making informed pay decisions.

Guaranteed packages are reviewed annually and adjustments where warranted are made with effect from the beginning of April each year. The Remuneration Committee considers the guaranteed package and performance bonus of the chief executive, executive directors and the 20 highest paid executive management in the Group as well as the remuneration ranges applicable to the executive management reporting to them.

Sign-on & retention agreements

In selective cases, the Remuneration Committee approves sign-on and retention payments to executives and senior management who are considered key to the Group's long-term growth.

The amounts awarded are refundable in whole or in part if the individual fails to fulfill his or her obligations under the agreement that is entered into when amounts are awarded.

Senior executives and management short term incentives

The executive directors', executives and senior management performance bonus scheme is based on the achievements of short-term performance targets, which are individually relevant for each executive or manager. The targets relate to Group financial performance and growth in embedded value, the achievement of strategic objectives and human resource measures, as well as previously agreed personal targets. Measures and targets are set and reviewed annually by the Remuneration Committee to ensure they are appropriate for judging the performance of both the Company and the individual.

General staff bonus scheme

To encourage staff to contribute to the achievement of overall company goals, such as cost savings, or improvements in customer service, a staff incentive scheme was introduced in 2003.

The payout under this scheme is dependent on the attainment of corporate targets which are re-set each year.

Long term incentives

Executive directors, executives and senior management also participate in the Liberty Group's share option scheme. This scheme is intended to promote an alignment of interests with those of shareholders and provide a longer-term incentive as part of the remuneration structure.

New awards, or top-ups of shares, are made annually in March, and in exceptional cases awards may also be made at other times throughout the year to attract or retain valuable talent. Awards of options are based on a multiple of total annual package and vest over a 5-year period, where 50% of an award can be implemented in year 3 and 25% each in years 4 and 5. Awards have an expiry period of 6 years.

Retirement Funding, Risk related benefits, & Medical Aid

Retirement funding and risk related benefits form part of the overall remuneration package of all employees and are market related. The company's liability in respect of retirement funds and risk related benefits has been capped.

Disclosure of directors' remuneration

Individual disclosure of the remuneration of executive and non-executive directors of Liberty Group Limited and Liberty Holdings Limited is incorporated on pages 111 and 112 and on pages 170 and 171, respectively, of this annual report.

Directors' meetings

The number of directors' meetings and number of meetings attended by each of the directors during the year were:

	Board of directors		Group audit and actuarial committee		Risk committee		Remuneration committee		Group executive committee	
Liberty Group Limited	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
D E Cooper	4	4					2	2		
R C Andersen *	2	1							3	3
H I Appelbaum	4	3							5	5
A W B Band	1	1								
M A Bloom **	1	1							2	2
S Handler [1]			4	4						
D A Hawton	4	4	4	4			2	2		
M J Jackson ***	2	2							5	5
W S MacFarlane ****	2	1	2	2	2	2				
S J Macozoma	0	0								
J H Maree	4	4								
D S Nohr *	2	2							5	5
M Rapp	4	4								
A Romanis	4	4	4	4	4	4				
M J D Ruck	3	3							9	9
M J Shaw	4	4	4	4	4	4	2	2		
S P Sibisi [2]	1	0								

Column A indicates the number of meetings held during the year while the director was a member of the board or committee.

Column B indicates the number of meetings attended by the director during the year while the director was a member of the board or committee.

[1] *Mr S Handler, a retired executive director of Liberty Group Limited, serves on selected board committees.*

[2] *Dr S Sibisi indicated at the date of his appointment that he would only be able to attend Board meetings from 2004, due to prior commitments.*

* *Retired 31 May 2003*

** *Resigned 28 February 2003*

*** *Retired 30 June 2003*

**** *Resigned 30 June 2003*

Liberty Holdings Limited	Board of directors		Audit committee	
	A	B	A	B
D E Cooper	2	2		
R C Andersen *	1	1		
A W B Band	0	0		
S Handler [1]			4	4
D A Hawton	2	2	4	4
W S MacFarlane **	1	1	2	2
S J Macozoma	0	0		
J H Maree	2	2		
M Rapp	2	2		
A Romanis	2	2	4	4
M J D Ruck	1	1		
M J Shaw	2	2	4	4
S P Sibisi	0	0		

Column A indicates the number of meetings held during the year while the director was a member of the board or committee.

Column B indicates the number of meetings attended by the director during the year while the director was a member of the board or committee.

[1] *Mr S Handler, a retired executive director of Liberty Group Limited, serves on selected board committees.*

* *Retired 31 May 2003*

** *Resigned 30 June 2003*

Risk management

Responsibility for risk management

The boards acknowledge their responsibility for establishing and communicating appropriate risk and control policies and ensuring that adequate risk management processes are in place. A Group risk committee, being a committee of the Liberty Group Limited board, is in place to assist the board in discharging its risk management obligations. Details of this committee are set out on page 185 and 186 of this report.

A significant part of the Liberty Group's business involves the acceptance and management of risk. Primary responsibility for risk management at an operational level rests with the business unit managing directors. The Liberty Group's risk management processes, of which the systems of internal, financial and operating controls are an integral part, are designed to control and monitor risk throughout the Liberty Group. For effectiveness, these processes rely on regular communication, sound judgement and a thorough knowledge of products and markets by the people closest to them. Management and various specialist committees are tasked with integrating the management of risk into the day-to-day activities of the group. Details of these management committees are set out on pages 193 and 194 of this report. Business unit risk management functions are being established to exercise oversight within the business units and group internal audit services provide assurance to the group audit and actuarial committee as to the adequacy of internal, financial and operating controls.

As risk management continues to evolve both locally and globally, the Liberty Group's processes and structures are constantly reviewed. The group risk executive co-ordinates the Liberty Group's internal audit, compliance, financial control and risk management activities. Liberty Group maintains a strong relationship with the Standard Bank Group Risk department.

Group risk management

A group risk management function has been established, with the aim of developing, communicating and overseeing the processes for identifying, evaluating and managing the significant risks faced by the Liberty Group on an ongoing basis. Regular oversight by the group risk committee takes place.

A risk management framework and process for the Liberty Group has been developed and is being implemented. The framework requires that all business units of the Liberty Group establish processes for identifying, evaluating and managing the key risks faced by the Group. Workshops have been held and processes are being rolled out to facilitate the ongoing formalised identification, rating and ranking of the significant risks faced by the Liberty Group.

Management is now involved in the review of existing controls and risk management procedures, as well as the development of action plans where enhancements can be made to existing procedures.

Internal, financial and operating controls

The boards acknowledge their responsibility for ensuring that the Liberty Group implements and monitors the effectiveness of systems of internal, financial and operating controls. These systems are designed to guard against material misstatement and loss.

The identification of risks and the detailed design, implementation and monitoring of adequate systems of internal, financial and operating controls to manage such risks are delegated to senior executive management by the boards. The group audit and actuarial committee reviews these matters regularly on behalf of the boards.

Even effective systems of internal, financial and operating controls, no matter how well designed, have inherent limitations, including the possibility of circumventing or overriding such controls. Such systems can therefore not be expected to provide absolute assurance. Effective systems of internal, financial and operating controls, therefore, aim to provide reasonable assurance as to the reliability of financial information and, in particular, of the financial statements.

Moreover, changes in the business and operating environment could have an impact on the effectiveness of such controls which, accordingly, are reviewed and reassessed continuously.

The Liberty Group maintains internal, financial and operating controls that are designed to provide reasonable assurance regarding:

- The safeguarding of assets against unauthorised use or dispossession;
- Compliance with applicable laws and regulations; and
- The maintenance of proper accounting records and the adequacy and reliability of financial information.

The external and internal audit functions assist in providing the boards and senior executive management with monitoring mechanisms for identifying risks and assessing controls appropriate to managing such risks.

The boards have not been made aware of any issue that would constitute a material breakdown in the functioning of these controls during the year under review or subsequently.

Business continuity and technology recovery

A comprehensively documented process is in place to allow the critical business processes to continue operations at an alternate business location in the event of a large-scale incident disrupting business activity. Extensive testing of the business recovery programme has commenced and will continue on a cyclical basis.

A significant investment has been made in the acquisition of a second highly secure operational computer room, as well as contractual access to a syndicated cold site third computer room, to ensure sustainable availability of all computer services. Testing of both the high availability computer room and the cold site will continue on a cyclical basis.

Compliance

The primary role of the group compliance function is to minimise regulatory risk by assisting management in complying with statutory, regulatory and supervisory requirements. The group compliance function together with the compliance functions of the business units facilitates the management of compliance through analysis of statutory/regulatory requirements, training, monitoring and other services. The group compliance function reports to the group risk executive, with regular oversight exercised by the group audit and actuarial committee.

Internal audit

The internal audit functions of the Liberty Group are located in group internal audit services. The Liberty Group's internal auditors perform an independent review and appraisal of the Group's operational activities and operate with the full authority of the group audit and actuarial committee.

Group internal audit services is charged with examining and evaluating the effectiveness of the Liberty Group's operational activities, the attendant business risks and the systems of internal, financial and operating controls, with major weaknesses being brought to the attention of the group audit and actuarial committee, the external auditors and members of senior executive management for their consideration and remedial action. The work of group internal audit services is focused on the areas of greatest risk within the Liberty Group as determined by a risk assessment process. The output from this process is summarised in a plan, which is approved by the group audit and actuarial committee. The head of group internal audit services reports to the group risk executive and has direct access to the chairman of the group audit and actuarial committee.

All reports issued by group internal audit services are circulated to the external auditors for their perusal, comment and, where appropriate, action.

Forensic services

Group Forensic Services provide fraud prevention, detection and investigation services to support business unit management in meeting their objective of minimising fraud risk.

The Liberty Group treats this risk very seriously and has had a fraud policy in place for a number of years. This policy makes no distinction as to the perpetrator's background, status, level in the Liberty Group or personal circumstances. Criminal proceedings are instituted where applicable. The Liberty Group operates on a zero tolerance basis in respect of fraud and corruption.

An internal fraud hotline and intranet reporting facility also ensures that irregularities are timeously reported and a whistle-blowing policy aims to promote staff participation in the reporting of fraud.

Group Forensic Services reports through the head of group internal audit services to the group risk executive.

External audit

PricewaterhouseCoopers Inc. is the Liberty Group's appointed firm of external auditors. In addition to the audit of Liberty Group's operations worldwide, PricewaterhouseCoopers also audits the Liberty Group's statement of embedded value.

The boards have approved a policy governing the provision of non-audit services by the Group's external auditors. The policy requires the group audit and actuarial committee's prior approval for any non-audit assignment with a fee in excess of R250,000. The code of ethics for professional accountants published by the International Federation of Accountants is used as a guide by members of the group audit and actuarial committee in determining whether or not any proposed non-audit services would substantively impair the independence of the external auditors.

Risk and general management committees

The following committees are not committees of the boards of directors. These committees are management committees that are responsible for governing key aspects of the business of the Liberty Group.

Group executive committee

Members

Mr M J D Ruck (chairman), Mrs L Dewey, Messrs M Alexander, H I Appelbaum, D R de Klerk, M L Garbutt, B J Hemphill, L I Izikowitz, P J Laburn, C V Lawrence, A C Lonmon-Davis, I H Maron, J McLean, R Mitchell, M J H Smale and A J Woolfson.

Primary objectives and meetings

The group executive committee meets at least monthly and is constituted to assist the chief executive with the management of the Liberty Group. This committee is responsible for guiding and controlling the overall direction of business units and group companies in line with the strategic plan as approved by the board. This committee also acts as a medium of communication between the business units and group companies.

The various management committees detailed below, which, inter alia, are tasked with integrating the management of risk into day-to-day activities, are all represented at the group executive committee.

Group development committee

Chairman

M J D Ruck

Primary objectives and meetings

To ensure that the Liberty Group attracts, retains, develops and utilises the required high level human capital to achieve its strategic objectives by:

- Developing a succession plan for all key positions;
- Reviewing human capital index changes and trends and taking corrective action as and when required;
- Assuming a proactive role in the development and monitoring of key individuals' career development; and
- Reviewing progress made across the Liberty Group in meeting employment equity targets.

This committee meets three times each year.

Product committee

Chairman

M J D Ruck

Primary objectives and meetings

The product committee meets monthly to assess whether all new products conform to the Liberty Group's predetermined requirements and standards such as appropriate margins, investment backing, legal, underwriting, tax considerations and, where appropriate, currency risks, as well as the Liberty Group's administrative capabilities for managing these products.

Asset / liability matching committee

Chairman

A C Lonmon-Davis

Primary objectives and meetings

This committee's primary focus is the matching of assets and liabilities. It also oversees the high-level asset mix parameters for various products and portfolios and is tasked with agreeing benchmarks and mandates for performance of each investment portfolio in conjunction with STANLIB Asset Management Limited. This committee meets monthly.

Underwriting committee

Chairman

A C Lonmon-Davis

Primary objectives and meetings

The committee meets quarterly to review underwriting standards and claims experience. It also monitors reinsurance retention limits and stop loss limits.

Capital management committee

Chairman

D R de Klerk

Primary objectives and meetings

This committee's primary focus is the management of shareholders' capital. Both the level and mix of capital is considered. This committee also monitors specific assets in the shareholders' portfolio and realigns the portfolio according to prevailing market conditions. The committee meets at least monthly.

Technology strategy committee

Chairman

L I Izikowitz

Primary objectives and meetings

The principal objective of the technology strategy committee is to ensure that due diligence is applied when selecting and adopting new information and communication technologies. This committee defines which technologies are core for the Liberty Group and ensures that business units only adopt sustainable technologies that are compatible with their business needs. This committee also oversees the enhancement of information security and meets quarterly.

Code of business ethics

The Liberty Group subscribes to the highest levels of professionalism and integrity in conducting its business and dealings with stakeholders. All Liberty Group employees and representatives are expected to act in a manner that inspires trust and confidence from the general public.

The Liberty Group has formalised a code of ethics, which prescribes the Liberty Group's approach to business ethics and its obligations to clients, shareholders, employees, representatives, suppliers, the general public and the authorities. Responsibility for compliance with the code has been delegated to the business unit heads.

This code of ethics, which has been, and will continue to be, the subject of a dialogue with the Liberty Group's employees and representatives, specifies the following basic approach to business ethics:

- Commercial businesses should operate and compete in accordance with the principles of free enterprise;
- Free enterprise is, nevertheless, constrained by the observance of law and of generally accepted principles governing ethical behaviour in business;
- Ethical behaviour is founded on the concept of utmost good faith and characterised by integrity and reliability;
- Ethical business activities will benefit all participants through a fair exchange of value or satisfaction of need;
- The creation and enjoyment of profit is both a legitimate component of this exchange and an incentive to continue in business;
- Other than the observance of legal and ethical business practices, we expect no favours from our competitors nor should they expect any from us;
- We expect equivalent standards of ethical behaviour from those individuals and companies with whom we conduct business;
- It is incumbent upon the Liberty Group to strive for excellence in its ethical standards, as in any other aspect of its activities:
- We will at all times adhere to the principles of sound corporate governance and "zero tolerance" of fraud and corruption in our business.

Reference and criminal checks are carried out on all job applicants and their qualifications are verified before offers of employment are made. Similarly, agents are required to meet stringent criteria before being recruited. This helps ensure that only employees and representatives with the highest levels of integrity are associated with the Liberty Group.

The Liberty Group places a high value on integrity, honesty and trust. The principle of "zero tolerance" of fraud and corruption will continue to be applied. All employees are required to report all incidences of suspected or actual fraudulent events or other financial irregularities to Group Forensic Services for investigation. The induction training of new employees includes a module dealing with the code of ethics, compliance therewith and the Liberty Group's stance on fraud. Existing policies on the reporting of breaches of the code of ethics ensure confidentiality and protection to persons making reports, as outlined by the Protected Disclosure Act, 2000. Internal disciplinary procedures are fully compliant with the Labour Relations Act, 1995. To encourage employees to be more vigilant and proactive in the combating of fraud, a reward system for 'whistleblowing' is operational.

sustainability

Our commitment

For us at Liberty, sustainability is about living and working in ways that meet and integrate existing environmental, economic and social needs without compromising the well-being of future generations. It is also about wealth creation, skills development, and making a positive contribution in the world in which we live and work.

In reviewing our performance regarding sustainable development, we look at our interactions with and impact on our primary stakeholders, namely, shareholders, policyholders, intermediaries and other customers, employees, suppliers and other business partners, industry regulations and government as well as the communities in which we live and work. We do this while emphasising integrity, honesty, and trust, as well as innovation, the delivery of superior results, corporate responsibility, diversity and community involvement.

We have in this, our first Sustainability report, which covers the period from 1 January 2003 to 31 December 2003, provided more insight into the many aspects of the Liberty Group that traditionally have not been featured in our annual report. The Sustainability report is presented in the spirit of the guidelines set by the Global Reporting Initiative (GRI). The GRI, by its own admission, does not cater for all business sectors and we have not attempted to include every measure suggested by the GRI, but rather have reported on those measures that we believe are most important to our business.



Our goal, though, is to continuously improve our reporting mechanisms to facilitate a better understanding of our Group and be responsive to feedback from our key stakeholders as to what they would like us to report on.

Our corporate social responsibility

The Liberty Group has been actively involved with various aspects of social development for more than 30 years. Through the activities of the Liberty Foundation and other Group community-focused initiatives, we have gained a good reputation for sustained and innovative involvement in the upliftment of historically disadvantaged members of South African society.

In particular, the Liberty Group's corporate social responsibility and investment activities are concentrated on educational activities. This was identified many years ago as being the most effective way of contributing towards ensuring that South Africa realises the potential of its untapped human capital. A key focus is on secondary education and bursaries for tertiary training and education, both of which are viewed as being indispensable to the need to support national human resource development plans and to ensure the existence of a well-educated pool of future employees from which the Liberty Group can draw.

Financial Sector Charter

The Liberty Group was actively involved in the development of the Financial Sector Charter, which it believes is both a necessary and constructive approach to the transformation of South Africa's economy.

The Charter has been formulated with a view to transform the financial services industry, and to act as a catalyst for broad-based black economic empowerment (BEE) initiatives that are industry relevant and sustainable.

The Liberty Group welcomes the Charter, is fully committed to its aims and objectives, and is actively engaged in addressing the possibilities and challenges the Charter creates.

With this in mind, the Liberty Group has appointed a high-level implementation team, representative of all areas of the Group, led by a senior group executive. The board has formed a committee to address transformation and to monitor the progress of the Liberty Group's initiatives in relation to the implementation of the Financial Sector Charter.

Liberty Group executives actively contributed to industry task groups during the formulation of the Charter. This involvement continues as outstanding Charter targets are negotiated and new industry-wide initiatives emerge.

Achievements to date include:

- An increased percentage of black people at management, executive and board level.
- Increased spend on training and development of black people, particularly in learnership positions.
- A 34% increase in procurement from BEE providers during 2003.
- In association with the Graduate School of Business at the University of Cape Town, the Liberty Group provides substantial support for small and medium enterprises and facilitates entrepreneurship development.
- The sale by the Liberty Group of 12.6% of the holding in STANLIB Limited to an empowerment consortium, comprising Safika Holdings, Nduna Trust and a broad-based empowerment trust.
- The launch of Mindset Network in 2003, a far-reaching educational project delivering tuition via satellite broadcasts to approximately 200 schools and 800,000 homes.

New initiatives will incorporate active engagement with suppliers, entrepreneurs, BEE consortia and government, with the specific objective of the Liberty Group contributing to black economic empowerment in South Africa.

Empowerment deal with STANLIB

In June 2003, the Liberty and Standard Bank groups announced that they had entered into a heads of agreement with a BEE consortium led by Safika Holdings that Liberty and Standard Bank would each sell 12.6% of their respective stakes in STANLIB to a new BEE entity. The key players in the transaction are:

- Safika, an investment holding company with investments in the fields of communication, infrastructure and human capital. Directors of Safika include Messrs Saki Macozoma, Moss Ngoasheng and Vuli Cuba. Safika holds 51% of the consortium's holding.
- A broad-based empowerment trust (BBET) that has been created for the benefit of, and to represent, broad-based communities from historically disadvantaged backgrounds – principally community organizations, selected historically black universities, an NGO investment trust, youth groups, women's groups and BEE entrepreneurial groups. The BBET has a 35% shareholding in Newco.
- Nduna trust led by Mr Ronnie Nduna. Mr Nduna is CEO of Andisa Capital, which is a new empowered financial services company created in partnership with the Standard Bank Group. Nduna has a 9% shareholding in Newco.

Liberty and Standard Bank provided the financing for the transaction on commercial terms. For the purposes of this transaction, STANLIB was valued at R1,4 billion, making this one of the largest empowerment deals in the sector.

The transaction forms part of Liberty's broader transformation strategy and is indicative of Liberty's support for South Africa's socio-economic objectives.

Following the completion of the transaction, Mr Saki Macozoma has assumed the chairmanship of STANLIB and rejoined the boards of Liberty Group Limited and Liberty Holdings Limited.

Group Profile

The Liberty Group is committed to a strategy that builds value for customers and shareholders.

The Liberty Group offers a comprehensive and complementary range of non-banking financial services that aspire to meet ever-changing client needs. Liberty Group seeks to provide quality products, easy accessibility, and value adding services in all its dealings with stakeholders.

The Liberty Group's key strength remains its growing agency, franchise and broker marketing forces. The relationship that the Group continues to build between itself, its intermediaries and its clients secures a close one-to-one relationship that includes face-to-face consultancy and individual response to personal financial needs and aspirations.

Wealth distributed among stakeholders - 2003


87,4%
3,8%
3,4%
1,8%
3,6%

Wealth distributed among stakeholders - 2002


77,6%
4,6%
6,1%
3,1%
8,5%

- Government
- Employee salaries and other benefits
- Retentions to support future growth
- Providers of capital
- Policyholder claims, benefits and increase in reserves

Group value added statement

Group value added	31 December 2003 Rm	2002 Rm	% Change
Premium income and reinsurance recoveries	**18 528,2**	16 660,1	11,2
Investment and other operating income[1]	**11 230,9**	(1 468,3)	(864,9)
Commissions paid to agents and brokers	**(1 612,3)**	(1 559,4)	3,4
Payments to suppliers of material and services	**(741,6)**	(685,5)	8,2
Wealth created	**27 405,2**	12 946,9	111,7
Wealth distributed among stakeholders			
Employees			
Salaries and other benefits	**943,3**	791,9	19,1
Government	**1 046,8**	595,6	75,8
South African normal tax	**387,5**	329,4	7,4
South African capital gains tax	**174,3**	(215,1)	(196,7)
Retirement fund tax	**149,3**	155,9	(4,2)
Secondary tax on companies	**87,1**	95,0	(8,3)
Foreign normal tax	**3,7**	3,2	15,6
Value added tax	**206,7**	160,1	29,1
Regional services council levies	**16,6**	17,8	(6,7)
Stamp duty	**10,3**	36,8	(72,0)
Financial services levy	**9,2**	8,0	15,0
Rates and taxes paid to local authorities	**2,1**	4,5	(53,3)
Policyholders			
Policyholder claims, benefits and increase in reserves	**23 948,8**	10 045,9	138,4
Providers of capital	**975,8**	1 106,4	(11,8)
Ordinary dividends paid to Liberty Group Limited shareholders	**760,9**	851,0	(10,6)
Earnings attributable to preference shareholders	**95,2**	81,9	16,2
Earnings attributable to convertible bond holders	**119,7**	173,5	(31,0)
Retentions to support future growth	**490,5**	407,1	20,5
Retained surplus	**270,6**	247,8	9,2
Depreciation and amortisation	**219,9**	159,3	38,0
Wealth distributed	**27 405,2**	12 946,9	

Group value added is the wealth created by the Group from its products and services. The statement above shows how the wealth created has been distributed among the Group's stakeholders.

[1] *Includes investment gains/losses.*

Stakeholder engagement

The Liberty Group remains committed to a policy of effective communication and engagement with all of its stakeholders. It proactively subscribes to a policy of open, frank and timeous communication with its stakeholders and welcomes dialogue with them on both financial and non-financial matters.

The main stakeholders, with whom the Liberty Group seeks to build long-term relationships, include:

- Shareholders
- Customers, including policyholders and intermediaries
- Employees
- Suppliers and other business partners; and
- Industry regulators and government

The means by which the Liberty Group interacts with its stakeholders are set out in the sections dealing with each category of stakeholder which follow.

Shareholders

Ownership

The challenge will be to increase the racial diversity of our shareholders in line with the Financial Sector Charter by 2010.

As at 31 December 2003, Liberty Group Limited had 9 219 shareholders, consisting of individuals, corporate investors and financial institutions. The Liberty Group aims to improve shareholder value by placing an emphasis on strong profitability and return on equity. The Group provides a broad range of information, financial and otherwise, through various media in a timely, continuous, and open manner.

An analysis of Liberty Group Limited's ordinary shareholders at 31 December 2003 is included in the Director's Report on page 40.

Details of the movements in the Liberty Group Limited's share price as well as volumes traded are included in the review of past six years on pages 6 and 7.

Investor relations

Through its investor relations channels, Liberty ensures that information is broadly disseminated so that all stakeholders have fair access to this information. A formal, customised financial communication programme has been implemented to support the Liberty Group's corporate objectives. This programme encompasses analyst and portfolio manager meetings, financial presentations, roadshows, earnings releases, an investor relations website, conference calls, webcasts, media briefings, TV and media broadcasts, and investor forums.

The Liberty Group corporate website (www.liberty.co.za) has an investor relations menu item, which contains up-to-date information including recent corporate announcements, financial results presentations, the latest annual report, media releases and contact details.

Customers

The Liberty Group is committed to serve the interests of its policyholders, intermediaries and other customers. Our businesses are run professionally, ethically and efficiently. We strive to deliver continuous improvement in operational performance and service standards and invest customers' money securely and effectively.

Organisational structure and products

Authority to implement strategy and manage the Liberty Group is delegated to the chief executive. He is assisted in discharging his responsibilities by the group executive committee, which comprises all the business unit managing directors.

The business unit managing directors, who in respect of their business unit responsibilities report to the chief executive, have authority to manage their business units and have established management teams comprising the most senior management in their business units.

The business unit structure within the Liberty Group as set out on pages 8 and 9 drives the product design process and resultant service as close as possible to the specific target markets and customers that it aims to serve. The product development committee, chaired by the chief executive, oversees overall product strategy and co-ordination across the business units and ensures that all new products meet customer needs and satisfy profitability and risk criteria.



The various subsidiary companies and business units offer a variety of tailored products. For further information on these products, see pages 16 to 29 in the Performance of Subsidiaries and Business Units.

Market share

Liberty Group Limited has made consistent gains in market share since June 2000, with the Group's share of new recurring premium individual business (retirement annuity and ordinary business) growing from 15,5% at 30 June 2000 to 18,9% at 30 September 2003. Liberty's share of new single premium individual business grew from 10,7% at 30 June 2000 to 18,8% at 30 September 2003.

Customer service

"What will set us apart going forward will be our ability to provide outstanding customer service – it's a non-negotiable essential, not a 'nice-to-have'."

Alan Woolfson
managing director: group customer services

The Liberty Group is actively looking for ways of adding extra value for customers that will set it apart from its competitors. During 2003, Alan Woolfson (previously managing director Charter Life) was appointed managing director: group customer services with the aim of improving the levels of customer service provided by the Liberty Group to policyholders, intermediaries and other customers. He will also co-ordinate servicing activities across the Liberty Group and be the champion of customer service, ensuring that employees have the right tools and training to deliver high levels of service.

The first step in providing better service is to change the way we think about customers, to understand their needs and requirements and to foster an attitude of partnership with them. A customer with a complaint will be welcomed at Liberty as they have taken the time and made the effort to let us know where we can improve our service.

Alan Woolfson has also been appointed as the internal ombudsman of the Liberty Group to rule on escalated complaints and will continue to work closely with the Ombudsman for Long-Term Insurance.

In addition to contact with their Liberty financial advisor, a highly sophisticated call centre facilitates further effective communication by policyholders with the Liberty Group. Liberty also corresponds with all policyholders at least once a year to confirm personal and contact details and the status of each policyholder's portfolio.

During 2004, the Liberty Group will institute customer care programmes to ensure that all employees are aware of the benefits of positive interaction with customers.

Employees

"The Liberty Group seeks to promote a healthy, secure and participative social and working environment with its employees, business associates and society at large. It is our duty to be a responsible, caring and exemplary corporate citizen."

The success of the Liberty Group is determined mainly by the decisions our employees make and the ways in which they interact with others. Our people management practices thus aim to position the Liberty Group as a preferred employer, attracting, retaining and motivating the best people who are representative of the demographics of the country, thereby enhancing the Group's performance and profitability.

The Liberty Group has integrated human resource processes that incorporate recruitment, competency-based development, effective performance management and recognise the reality of different worlds of work at different levels in the organisation. This fosters an environment where there are good employee relations, efficient and fair dispute resolution processes, and which takes care of the safety and well-being of employees.



Human resources policies and practices

The human resources policies and practices of the Liberty Group foster a positive, fair and transparent people management environment, which is aligned with relevant legislation. It is largely the role of line management to apply these policies and practices appropriately. The policies are readily available in the Liberty Group personnel handbook, which is updated on an annual basis. The handbook is also available to all employees via the intranet. This comprehensive set of policies and practices serves a dual purpose: not only do these guidelines govern employee actions in creating a high performance organisation, but there is also a strong focus on employee satisfaction and the creation of an environment where employees can develop and grow.

Key aspects of the Liberty Group's human resources policies and practices are:

Terms and conditions of employment

Comprehensive guidelines are provided to govern the basic terms and conditions of employment in the Liberty Group. These guidelines ensure fair labour practice, and focus on issues related to the Basic Conditions of Employment Act of 1998 and Labour Relations Act of 1996.

Remuneration

The Liberty Group's remuneration structure aims to attract and retain employees of a high calibre, reward performance and provide choice and flexibility. The Liberty Group endeavours to remunerate its people fairly and consistently according to their contribution, thereby ensuring that employees of equal value are rewarded equally. All remuneration policies and practices are free from inequitable distinction and are based on performance and market-related factors only. Employees are afforded the opportunity to optimise their remuneration package to suit their lifestyle and life stage requirements through a flexible range of package choices.

Benefits

The Liberty Group offers a wide range of benefits to all employees. These benefits range from a comprehensive set of retirement benefit options, income protection plans and group life cover to preferential rates for housing and car finance with Standard Bank. Group Human Resources provides extensive assistance to all employees to ensure that their benefit choices suit their circumstances and needs.

Education, training and development

All employees have access to company sponsored and approved development programmes to enable them to acquire the knowledge and skills required to fulfil their respective job requirements. This includes technical and product training, leadership development as well as general behavioural training and development. The Liberty Group also sponsors a conditional bursary scheme to encourage employees to expand their competencies through part-time studies. The Liberty Group has introduced a number of learnerships which provide excellent opportunities to facilitate the development of a competent and skilled workforce. In addition to these, a number of bursaries are awarded to promising candidates in a variety of disciplines.



The Liberty Group has successfully implemented a computerised e-Talent system to monitor the development of all employees. Progress is monitored by the group development committee, which meets on a quarterly basis.

Equality

The Group is committed to equal opportunities as far as all human resource activities are concerned. Employment equity is governed by a comprehensive code of conduct and an employment equity forum has been established to facilitate the implementation of these initiatives across the Group. The implementation of employment equity is a primary responsibility of each business unit and support division, and there is a strong focus on the creation of a work environment where diversity is valued and utilised to the advantage of the Liberty Group.

Employee well-being

The Liberty Group has developed a wellness strategy, which covers diverse aspects of employee wellness, including mental, physical and emotional health, work life balance, and financial wellness.

Employee facilities

All employees have access to a variety of facilities that range from a Standard Bank satellite branch in Head Office to a well-equipped gym, restaurant and coffee atriums for use throughout the day. The Liberty Group has an extensive employee assistance program, which provides for confidential counselling services, and a range of on-site health services including the services of a nursing sister, optometrist, physiotherapist, podiatrist and general practitioner.

A crèche to cater for the day-care needs of Liberty Group employees with children between the ages of three months and three years is also available.

Industrial relations

The Liberty Group subscribes to the Code of Conduct as issued by NEDLAC and has formal procedures in place to deal with all aspects of labour relations including a disciplinary and grievance procedure. An Industrial Relations Policy and Procedure Guide has been produced in accordance with legal requirements. This ensures that all employees are treated in a fair and consistent manner. The disciplinary policy and procedures make provision for more rapid dispute resolution via private arbitration preceded by a disciplinary hearing.

Employees are consulted when changes are effected in terms of benefits and/or policies. In this regard, the Liberty intranet and employee forums are successfully utilised.

Health, safety and security

The health, safety and security of all Liberty Group employees is a high priority and the Liberty Group complies with the Occupational Health and Safety Act No. 85 of 1993 (OHASA) as well as the Compensation for Occupational Injuries and Diseases Act No. 130 of 1993. The Liberty Group monitors and manages health and safety activities in a manner that protects all persons entering the Liberty Group's work environment.

The Liberty Group has an established health and safety committee, which monitors and manages occupational health and safety in the workplace. Committee members are duly appointed as required by the OHASA. The committee performs its mandated functions, ensuring compliance with the provisions of the OHASA. Meetings take place monthly and a safety reporting system is in operation.

Crisis management plans for the Liberty Group are in place, with employees having received appropriate training. As part of their crisis management training, occupational health and safety representatives throughout the Group have been trained in techniques such as crowd control, fire fighting and first-aid.

Communication

Employees of the Liberty Group have unrestricted access to a comprehensive intranet site. This site facilitates prompt communication of company news and developments to employees as well as providing employees with information on various topics of interest such as information on job vacancies and opportunities available for employee training and development. A facility is provided on the intranet for employees to pose questions to executive management on topics of their choice.

The chief executive regularly meets with employees for informal sessions where ideas and concerns are shared and suggestions discussed. Employees across the Liberty Group are invited. These discussions facilitate networking across the Group.

The chief executive also communicates with all employees through regular e-mails where he shares information on the progress of the business and critical factors for continued success. Employees are also invited to communicate with him directly should they wish to do so.

The Liberty Group produces a magazine for all its employees. The Liberty News, produced twice per quarter, fosters the organisation's identity, celebrates successes and keeps all employees well-informed on events and developments within the Group. The first edition of the year provides a review of the operational highlights of the preceding financial year and reinforces corporate aspirations for the year to come.

Quarterly executive management forums are held at which the chief executive addresses senior and middle management on progress on strategic initiatives as well as key business and industry developments.

Skills development

"A mind once expanded by a new idea never returns to its original dimensions."

Oliver Wendell Holmes

The Liberty Group provides all employees with technical, behavioural and leadership development opportunities not only based on the needs of their current jobs, but also in preparation for future career opportunities. The significant focus on expanding the base of highly skilled and motivated employees is one of the cornerstones of the Liberty Group's reputation in the labour market and among its employees. The financial investment in employee training and development initiatives during 2003 amounted to R32.8 million. This equates to 5% of the total payroll. 70% of all employees participated in formal skills development interventions during 2003.

Case study: He'atid developing the leaders of the future

He'atid, a Section 21 company, was established in South Africa in 1995 by Krok Vision and the Mizrachi Organisation, to address the shortage of skilled leaders, and in so doing to contribute to economic growth in the country. The Liberty Group has supported this initiative since the start, in line with its commitment to facilitate the development of leaders among historically disadvantaged South Africans (HDSAs), and among women and black people in particular.

The four-week He'atid leadership programme, which is run annually, focuses on leadership, entrepreneurship and community development by exposing candidates to successful and relevant international case studies. Examples of these include the leadership programmes run in Ireland and the SMME programme run in Brazil. For the He'atid leadership programme, groups of people are selected from diverse organisations, based on their leadership potential and value to their organisations. As part of the programme, candidates select projects to undertake, either in the workplace or in their communities. The candidates and the progress being made on their projects are mentored and monitored in an intensive follow-up process, which includes workshops, regular meetings, and personal counselling.

Liberty has reaped the rewards of its strategic support for initiative, which forms one small part of the group's employment equity programme. In all, twelve Liberty Group employees have attended the He'atid leadership programme since inception.

The group's skills development plan guides and coordinates the implementation process of a variety of skills development initiatives. From a statutory compliance perspective, the Liberty Group also works closely with the INSETA (Insurance Sector Education and Training Authority) and has submitted a workplace skills plan and an annual training report as required by the Department of Labour to ensure that the Liberty Group qualifies for all the available grants in order to recover skills levies paid. The Liberty Group also registered the first learnership in the industry as part of an ongoing skills development and employment equity drive in Liberty Corporate Benefits. In order to achieve financial sector charter and employment equity objectives, the Liberty Group will increase its investment in learnerships in the future.

All Liberty Group employees have, as part of the performance management system, a development plan that captures development planning and results. These plans are also used to compile annual work place skills plans and reports. Opportunities for further tertiary education are also made available to all employees and during 2003, no less than 776 employees used the Liberty Group's conditional bursary scheme. The scheme involves the granting of study and book loans to employees. These loans need not be repaid provided employees successfully complete their studies and remain in the employ of the Liberty Group for a minimum of one year from the date of their last examination.

Liberty Group Limited is registered with the South African Institute of Chartered Accountants as an approved training organisation. This enables the company to provide training and development to employees who wish to further studies in the accountancy field. Employees have the opportunity to serve their training contract with Liberty and ultimately qualify as an Associate Accounting Technician (AAT) or a Chartered Accountant (CA (SA)).

Case study: Liberty Corporate Benefits Learnership programmes

In 2002, Liberty Corporate Benefits introduced a learnership programme aimed at enhancing the skills and knowledge of previously disadvantaged South Africans. Some 24 students attended the first two programmes. Of these 18 have been placed in permanent positions within the division. The programme, which is aimed at NQF4 and NQF5 levels, was extremely successful and an additional two programmes with 12 students each are being run in 2004, each with different curricula.

Transformation



The Liberty Group's employment equity vision is to transform the organisation in an equitable manner, and the strategy is to strive to achieve a transformed organisational culture and work environment that will ultimately enhance the profitability of the Group. Employment equity forms an integral part of the Financial Sector Charter launched in October 2003.

The Liberty Group's employment equity plans have been reviewed in line with the requirements of the Employment Equity Act. An employment equity forum, supported by the chief executive and group human resources executive as members, continues to be instrumental in ensuring that the implementation of employment equity within the Group is compliant with the Act and governed by the employment equity charter drafted for this forum. The employment equity charter presents and guides the implementation of the Employment Equity Act of 1998 and other transformation initiatives. The employment equity forum allows for interactive discussion and debate on a variety of related topics and partners the group executive committee in providing constructive solutions to transformation challenges.

A number of initiatives have been identified and implemented to assist with transformation and the management of diversity in the Liberty Group. The Liberty Women's Forum was established and the aims of this monthly event, to which all employees are invited, are to raise awareness around the issues and challenges pertaining to gender within the workplace, create an opportunity for networking and create an environment that is conducive to an increase in the level of competencies women possess within the organisation.

An employment equity department within the human resources department has been established to guide and give full effect to the implementation process. A senior manager has been appointed to co-ordinate and manage the activities required to implement employment equity.

Since the implementation of the Liberty Group's employment equity plan in 1999, employee numbers have remained relatively unchanged with a total complement of 3 834 at 31 December 2003, compared to 3 795 at 31 December 1999. Employee numbers exclude temporary employees.

Black employees comprise 34% of total management at 31 December 2003 (31% at 31 December 2002) against a 2003 target of 30%. Liberty has made significant progress since 1999 when black management comprised only 24% of total management. Good progress towards meeting the race and gender targets for 2004 is therefore being made and the key challenge remains the employment of adequate numbers of blacks at management levels.

Employee composition at 31 December 2003

OCCUPATIONAL LEVELS	**MALE**				**FEMALE**				
	African	**Coloured**	**Indian**	**White**	**African**	**Coloured**	**Indian**	**White**	**Total**
Management - number	133	60	122	607	86	56	111	497	**1 672**
% of total	7,95	3,59	7,30	36,30	5,14	3,35	6,64	29,73	**100,00**
Non-Management - number	513	109	86	157	386	227	212	472	**2 162**
% of total	23,73	5,04	3,98	7,26	17,85	10,5	9,81	21,83	**100,00**
Total Permanent – number	**646**	**169**	**208**	**764**	**472**	**283**	**323**	**969**	**3 834**
% of total	**16,85**	**4,41**	**5,43**	**19,93**	**12,31**	**7,38**	**8,42**	**25,27**	**100,00**

Based on Department of Labour submission up to December 2003

Case Study: Cycle 4 kids

Cycle 4 Kids, a fundraising initiative that began in 2002, is a 640-kilometre, four-day bicycle ride from Johannesburg to Durban. The aim of this initiative is to raise funds for various children's charities. In the first ride in 2002, 22 employees from Standard Bank, STANLIB and the Liberty Group raised R230,000. In 2003, 60 cyclists, 15 each from Standard Bank Retail, SCMB, STANLIB and Liberty participated in the ride and the Liberty team was representative of all the business units. Development cyclists from previously disadvantaged backgrounds also took part. The 2003 ride raised R1 million. The charities which benefited from this included Child Line Gauteng, the Association for Persons with Disabilities, the Lambanio Sanctuary and Sparrow Ministries.



HIV/Aids



In response to the ever-increasing threat that Aids poses to the South African economy, the Liberty Group has developed a comprehensive policy and strategy for managing HIV/Aids in the workplace.

The Aids policy is incorporated into the HIV/Aids and Other Life Threatening Diseases Policy. This ensures that, in accordance with legislation, HIV-positive employees will not be discriminated against unfairly as HIV/Aids will be treated in the same way as any other life-threatening disease. It also recognises that the increasing magnitude of the HIV/Aids epidemic means that it is necessary to focus more, at this time, on HIV/Aids than other life-threatening diseases.

The objective of the overall strategy is "To minimise the total impact of the HIV/Aids pandemic on the Liberty Group to a level that will ensure the long-term sustainability of business operations, while providing the maximum support possible to HIV-positive employees." An executive management committee has been formed to monitor and review the strategy and implementation plan, and an HIV/Aids co-ordinator has been appointed specifically to manage the implementation of the plan.

This strategic plan is based on four cornerstones - economic containment; epidemic containment; support for people living with Aids; and ongoing research and quarterly review of the plan. Key aspects of the plan are:

- Conducting voluntary, anonymous HIV prevalence surveys every three years. The first survey was undertaken in 2002;
- Calculating and monitoring the potential impact of HIV/Aids on the business;
- Maintaining an intensive, ongoing awareness and education programme;
- Providing and promoting voluntary counselling and testing;
- Implementing an Aids management programme through the Liberty employee medical scheme; and
- Maintaining effective management guidelines for managing HIV-positive employees in the workplace.

Liberty employees have access to a closed medical scheme. In order to minimise future contribution increases due to HIV/Aids claims, the scheme has introduced an Aids management programme for HIV-positive beneficiaries of the scheme.

As all Liberty employees have access to a medical scheme, Liberty had not previously carried out intensive voluntary, counselling and testing (VCT) in the workplace, but will be embarking on a major VCT awareness drive in 2004. Employees can visit the occupational health sister in the Wellness centre for testing, including pre-and post-test counselling. The number of people requesting HIV tests increases after each Aids awareness initiative, indicating that the communication campaign is having some impact.

Liberty has a fully subsidised Employee Assistance Programme (EAP), which provides confidential counselling services for employees and eligible family members. The EAP offers fully confidential Aids counselling and removes the need for employees to utilise their medical scheme benefits on such counselling.

In addition to the above, Liberty has an HIV/Aids peer educator programme, run by employee volunteers. The peer educators offer a valuable educational, support and referral function. They are deliberately not trained as counsellors, and refer those in need of counselling to the EAP. Nevertheless they perform a vital function by being able to offer information, and as most of them have some experience of the effect of Aids on families and communities, are also able to offer advice from their own experiences. In addition, the peer educators offer invaluable support and assistance with all awareness campaigns on anything from putting up posters to manning stands.

Liberty partners with Hope Worldwide, an international non-governmental organisation, in implementing the peer educator programme. Hope Worldwide trains the peer educators, and offers them support if they need it, as many of the peer educators extend their activities into their communities. Requests have been received from people not employed by the Liberty Group to attend the training. These people have been accommodated in the Liberty Group training sessions.

Hope Worldwide also holds monthly workshops on Aids and other sexually transmitted infections. Treatment for sexually transmitted infections is available via the employee medical scheme.

Awareness initiatives include such items as poster campaigns, distribution of posters, large and small scale presentations, Aids days, presence at Health and Safety days, articles, videos, group and one-on-one discussions. At the end of 2003, one Liberty Group employee revealed her HIV positive status to her colleagues in the division in which she worked. She received much positive feedback and her disclosures helped considerably in educating people about Aids and the effect it has on one's life. It is anticipated that the awareness initiatives will go a long way towards removing the stigma associated with Aids.

A comprehensive intranet site allows employees to access information on HIV/Aids on a confidential basis. This site is updated at least once a week.

The impact of Aids on the life insurance operations of the Group has also been assessed and current experience reveals no major increase in Aids deaths or HIV prevalence at new business testing stage. Reserves have been set aside in accordance with guidance notes issued by the Actuarial Society of South Africa.

Suppliers

Supplier transformation

The Liberty Group has a policy in place to guide the sourcing of goods and services from suppliers owned and operated by people from previously disadvantaged groups - that is black people (Africans, Indians and Coloureds), women of all races and people with disabilities. The focus of the Liberty Group's policy is on increasing the level of purchases made from black suppliers. The goal is to support the establishment of viable black-owned enterprises, as well as to encourage existing businesses to play their part in the economic transformation process, as defined in the Financial Sector Charter.

The Liberty Group has formalised its procurement procedures. A Sourcing and Supplier Management department manages key supplier relationships, service, policies and procedures, and the marketing of any procurement programmes. Value-added purchasing (VAP) teams have been able to integrate supplier capabilities into the Liberty Group's processes and so achieve a competitive advantage through cost reduction, technology development, service, quality and cycle-time improvements. Affirmative procurement is incorporated into the value-adding-purchasing process. This ensures true empowerment and long-term sustainability while supporting the standardisation of suppliers and commodities.

The Liberty Group has made a positive contribution in terms of affirmative procurement. Close to R137 million (16%) of the Group's commodity expenditure was directed to BEE suppliers during 2003, compared to R102 million in 2002, an increase of 34%.



Affirmative Procurement Spend
Rm
180
160
140
120
100
80
60
40
20
0
102
105
137
116
141
167
2002
2003
2004
2005
Spend
Forecast

Screening of major suppliers

Potential suppliers to the Liberty Group are requested to complete a request for information (RFI) form, prior to any business transaction taking place. In the RFI, suppliers provide information on shareholders, employment equity, skills development and policies within their companies. This information is verified and the extent of business to be placed with the supplier is determined.

Supplier satisfaction

Over the past two years, the Liberty Group has made significant changes regarding supplier relationships and payment processes. Suppliers are measured against the service level agreements set between them and the Liberty Group. The Sourcing and Supplier Management department is the steward of the Liberty Group's relationship with its preferred suppliers. Regular meetings with these preferred suppliers take place to ensure continued alignment with the Liberty Group's strategies and to ensure sustainability of the supply of goods and services. Preferred suppliers take this opportunity to notify the Liberty Group of any issues of concern.

The Sourcing and Supplier Management department applies the necessary changes or enhancements to ensure that preferred supplier issues are resolved and the working relationships between the Liberty Group and preferred suppliers is continually improved.

Industry regulators and government

The Financial Services Board

Frank and open communication between the Liberty Group's senior management and senior management of the Financial Services Board (FSB) is facilitating a closer working relationship. The FSB is receptive to ad hoc communication or meetings with senior management, as and when required. Members of Liberty's senior management have further contact with the senior management of FSB through the various industry forums on which they serve. The Liberty Group's divisional director, group legal services, has been appointed by the Minister of Finance to the advisory committee on financial services in terms of the Financial Advisory and Intermediaries Services Act, 2002.

Working with government

The Financial Sector Charter will link the Liberty Group's ability to do business with the public sector with progress in the priority areas outlined in the Charter. The Charter will strike a balance between government's legitimate objectives for transformation and the need to preserve the world-class standards of South Africa's financial services sector. As previously indicated, the Liberty Group is fully supportive of the Charter and the benefits it promises to our society.

The Liberty Group actively monitors the various bills that pass through Parliament. Commentary is provided on bills which have an impact on the Liberty Group's activities in order to ensure as far as possible that legislation, once promulgated, meets the needs of all stakeholders.

Contribution through industry forums

Group compliance, the business unit compliance functions and group legal services within the Liberty Group are actively involved in government, supervisory and industry body initiatives through their serving on various committees and contributing towards projects. This includes involvement with the Life Offices Association (LOA), the Insurance Industry Sector Education Training Authority (INSETA), the Bank Sector Education Training Authority (Bank SETA), and the Compliance Institute of South Africa (CISA) in the following manner:

LOA

The LOA is an association of registered long-term insurance companies conducting business in South Africa and is a forum where member offices can interact to promote their interests and the interests of current and future stakeholders.

The LOA's board of directors and secretariat are assisted by a number of committees and sub-committees, including the insurance sub-committee, compliance sub-committee and standing committee on intermediary matters. Liberty representatives serve on these committees, which focus on self-regulation of the industry and consumer protection.

INSETA and Bank SETA

Liberty Group representatives have participated in various industry training initiatives focused on promoting education to certain stakeholders, including employees, consultants and the public, through the development of various training materials. These include the recently launched training material relating to Occupational Health and Safety, funded by the Bank SETA and the Financial Intelligence Centre Act related money laundering control training material, which was funded by the INSETA.

CISA

CISA is a Section 21 company, whose objectives are to encourage and promote compliance within the regulatory environment of the South African financial services industry. Representatives of the Liberty Group serve on both the CISA council and various sub-committees including the standards and norms and the education and training sub-committees. Through this participation, CISA have developed a handbook for compliance officers within the industry to assist in the management of compliance within any organisation.

Ombudsman for Long-Term Insurance

The Group has open and robust lines of communication with the Ombudsman for Long-Term Insurance. Liberty Group employees interact with the Ombudsman's employees as frequently as necessary to resolve matters raised through the Ombudsman to the mutual benefit of all parties involved. Two Liberty Group employees serve on the Ombudsman's committee, which deals with the financing and administration of the Ombudsman's office.

society and community



society and community



Hylton Appelbaum Executive Director

Community – corporate social investment

The Liberty Foundation

Founded by the Liberty Group in 1971, the Liberty Foundation is driven by a philosophy of empowerment and sustainable development, rather than a culture of short-term charitable handouts.

The Foundation regards poverty as the single greatest adversity facing South Africa, and it will continue to mastermind and support initiatives to improve the plight of the poor and the underprivileged. As a result of its involvement, the Foundation has carved a niche as a highly responsive and innovative facilitator of social development and upliftment programmes. The Foundation also believes that people in historically disadvantaged South African communities can be empowered to achieve sustainable self-sufficiency, and play a constructive role in realising their own unique human potential, thereby helping to unlock the country's socio-economic potential.

The early work of the Liberty Foundation was strongly welfare orientated, addressing the plight of the aged, the disabled and children in need of care. From 1983, this was complemented by an increasing focus on education. In fact, it is the view of the Foundation that health and education are the essential foundation stones without which development cannot happen. Since 1990, the Liberty Foundation has invested more than R300 million in social development initiatives and is one of the most significant corporate social sponsors in South Africa today.

Today, the Foundation is focused on supporting education and skills training as the greatest contribution it can make to speeding up development. The intention is to help increase the numbers of educated and empowered people in South Africa at a time when the maximisation of human potential is so critical. In addition, HIV/Aids awareness, the management of the pandemic and treatment of its victims is considered imperative if development is to succeed. The Foundation does not work in isolation, but with other partners such as non-governmental organisations (NGOs), the state sector and civil society, to best contribute to empowerment.

Focus on education

The consequences of the Bantu Education Act of 1953 still lie at the heart of the crisis in South African education. Two generations later there remains a desperate shortage of mathematics and science teachers. Also historically, the majority of South African teachers have not been adequately supported to acquire the skills they need to teach these subjects. Consequently only 2% of black learners have been writing higher grade mathematics, with a 0,6% pass rate.

In seeking pragmatic solutions to the crisis facing the South African educational system, the Liberty Foundation has developed and implemented unusual initiatives in education, particularly in science and mathematics as these remain vital subjects in any education system if a country is to compete globally in technological fields.

Innovative television for education

The first hurdle was how to deliver such lessons on a national scale given the lack of adequately qualified teachers. Television was the obvious answer, a communication medium with the potential to broadcast one good teacher in a studio into thousands of classrooms and living rooms across the country or the continent. This gave rise to the Liberty Learning Channel in 1990. (See Case study)

The Liberty Learning Channel

Fourteen years ago, the Liberty Foundation and the SABC began televising revision and preparation material for matriculation examinations in mathematics, science, biology and English.

Today 600 hours of live, interactive televised education programmes are currently broadcast free by the SABC on Channel 3.

The Liberty Foundation then identified a way to enhance the power of television education programmes by developing print-based curriculum material to be circulated as newspaper supplements. These supplements are used as text books in the many areas where books are unavailable and as useful supplementary materials in better-resourced schools, all for the price of a newspaper. Video is also used to extend the life of television broadcasting.

The Foundation then began to experiment with the Internet and funded the development of the learn.co.za website, a novel way of disseminating learning material free of charge. Today, learn.co.za is an important on-line educational resource for high school students in South Africa, covering the curricula for grades 8 to 12, employing interactive teaching methodology and providing access to teachers on-line. Activate.co.za and mindset.co.za are further recent innovations funded by The Liberty Foundation to help bridge the digital divide, which is one of the unexpected consequences of the technological revolution that is changing the world and further separating those who have access to resources from those who don't.

The results of these initiatives have been encouraging. The Learning Channel has contributed to the significant improvement in matriculation pass rates in public high schools. Schools throughout the country, many of which have scheduled it into their daily routines, use the channel widely. Pass rates have increased by up to 300% in some schools.

Based on the success of the Learning Channel, the Liberty Foundation was convinced that South Africa needed a full time educational television service to deliver a time-tabled curriculum to under resourced schools countrywide.

The Foundation built a satellite-based education platform and conceptualised and created the Mindset Network (See case study). As the lead partner, and with the help of other like-minded organisations, the foundation is funding Mindset Network which develops and distributes free integrated education content via satellite to networks such as DStv, the Internet and in print through national weekly publications, such as the Sunday Times.

Mindset Network is part of the solution for addressing South Africa's key educational challenges in the areas of schooling, HIV/Aids as well as livelihood skills development and entrepreneurship. It is the first time in the world that such a comprehensive and integrated multimedia approach is being taken to tackle these issues.



Mindset Network – an innovation in mass education

The first channel of the Mindset Network, Activate, began broadcasting on channel 82 of DStv in 2003. Activate focuses on further education and training (FET), the South African terminology for senior high school. The channel is targeted at grade 10, 11, and 12 learners and educators, with a focus on the critical subjects of mathematics, science and english.

A scheduled curriculum is broadcast in the mornings and late afternoons to allow for school and home viewing, and in the early afternoons for educator development. Broadcasts currently run from 08:30 to 17:30 weekdays.

Unlike some technology projects, Mindset Network does not simply 'dump' content into schools. Equipment, training and the necessary support for people to be able to access the content and use it property are also provided. Kits include a television set, satellite dish, decoder, video recorder and a supply of blank tapes for asynchronous viewing. Generators are provided as a power source for those rural schools without electricity. The content is provided free to all. The hardware and teacher training is also being provided free to economically disadvantaged schools. Activate will be rolled out into more than 1 000 schools and 800 000 homes by the end of its first year.

Over the medium term, the Foundation hopes Activate will be available in every school in this country, as well as into sub-Saharan Africa.





New channel for health care

One of the biggest issues facing South Africa today is HIV/Aids. South African clinics remain desperately under-resourced. Patients have to stand in long queues, nurses are overworked and often insufficiently trained and counsellors, where they exist, are seldom able to cope.

To alleviate the need for information and education in this critical area, the Liberty Foundation initiated the Health Channel, which started broadcasting a pilot programme in October 2003. The Health Channel, which will be fully launched in 2004, will address the HIV/Aids pandemic, tuberculosis, malaria and other major health issues. The aim is to broadcast this channel eventually into all 4 000 public clinics and hospitals around the country with information for patients and training for healthcare workers.

The Health Channel will provide content for healthcare workers in five languages – English, Afrikaans, Sotho, Zulu and Xhosa. Via the view on-demand facility, healthcare workers will be able to view information on the topics of their choice in their preferred language at any time.

New channels planned

A number of new channels are planned:

- Addressing a need to create work and jobs, a new livelihood channel will focus on entrepreneurship, life skills and vocational training. This is vital as there is currently a 30-40% unemployment rate in South Africa, and only 8% of matriculants are able to obtain formal employment. This channel will also begin broadcasting in 2004.
- Next will be a further two educational channels, one for early high school and another that will focus on early childhood development and primary school content.



High school TV motivates at township schools

Batswana Commercial Secondary School is situated in the township near Mafikeng in the North West Province and is one of many South African schools which lacks infrastructure and facilities – it has a library with no books, and no science laboratory at all.

"Getting channel Activate at our school has been a blessing," says Winnie Holele, acting principal at the school. She explains that Channel Activate is like a two-in-one boost for township and rural schools. Batswana Secondary has 1 500 learners with 45 in a class. The school draws from the surrounding rural areas and townships.

Holele explains that educators often struggle to put across abstract concepts effectively. "How does one describe three dimensions using chalk on a board? Learners struggle to grasp three dimensions when being taught in a two-dimensional way. With Activate, learners see an orange that is sliced and they can then clearly understand the difference between a circle and a sphere."

Mapaseka Vryman, 17, is a grade 12 learner at the school. Even though she is in her final year of high school she has found the Activate content, which is presently aimed at grade 10, very helpful. "I am doing well at school but there were many missing pieces. Activate has helped to fill in the gaps. I believe that Activate is reaching its goal. It makes a subject come alive and it makes you think; it's not just passive watching."

society and community *(continued)*


Standard Bank
ReadRight
Telkom
The right stuff

Sunday Times/Liberty ReadRight

The Sunday Times/Liberty ReadRight project targets not only young learners, but also their teachers and parents as well as focusing on outcome-based education. In 2002, this tabloid again won the global award for operating the world's most innovative newspaper programme for encouraging young readership at the young Reader Awards of the World Association of Newspapers. Liberty and the Sunday Times previously won this prestigious award in 1999 in recognition of their efforts to promote community literacy.

School of Public and Development Management, University of the Witwatersrand

In 1988 the Liberty Foundation, with the University of the Witwatersrand, identified the training of public servants for a democratic South Africa as an important priority. A few years later the Liberty Foundation provided funding for the construction of the Donald Gordon Building at the University of the Witwatersrand to house the School of Public and Development Management.

The purpose of the school is to train public sector leadership and equip them with the necessary skills to be able to run the public service and public enterprises effectively and with a different ethos from that which prevailed in South Africa prior to 1994. Examples of courses run are Development Economics, Police Management and other courses in people management and organizational development.

Other initiatives include:

- Liberty Residence, University of the Western Cape: The Foundation provided funding for the construction of the Liberty Residence, one of the best-known buildings on the campus of the University of the Western Cape. The Liberty Residence caters for students who perform well academically. The intention was to use the residence for those faculties that commence early in the year and finish late at the end of the year to maximize the use of the facilities available. It currently accommodates international undergraduate and postgraduate students from as far afield as Namibia, Angola, Lesotho, Ghana, United States of America, Germany, China, Zimbabwe, Mauritius, Eritrea and others. Consequently the residence values and promotes cultural diversity. It has also been successful in its participation in sport and music on campus.
- Disability Empowerment Concerns (DEC). (See case study) The DEC represents some of South Africa's most neglected citizens including the blind, the deaf and the physically and mentally disabled.

Addressing South Africa's neglected citizens – Disability Empowerment Concerns

The DEC represents some of South Africa's most neglected citizens including the blind, the deaf and the physically and mentally disabled. The Liberty Foundation provided funding for this organisation's first investment initiative: the start up of a factory manufacturing wind-up radios and torches. The factory employs a number of disabled people and successfully exports its product range.

According to Dr William Rowland, chairperson of DEC, the Liberty Foundation has been instrumental in its success. "In the beginning Liberty provided us with a free office, funding to pay our first CEO and now we are on our own and independent.

"Liberty continues to give us excellent networking opportunities. The disability sector is part of the economy and our intention is that we have a shareholding in each of the major sectors of the economy. Liberty got us started."

The environment

The Liberty Group's activities are typical of a financial institution and the group does not directly face any critical environmental issues, as do, for example, large chemical plants, fossil-fuel burning industries or mining operations.

Nonetheless, the Liberty Group is committed to managing the direct environmental impacts of its activities, which include the impact of property development and the management of those facilities, energy and water usage, and minimising waste and pollution. Compliance with legislation in this regard is the minimum requirement.

Property development and management

The Liberty Group is a significant property developer, owner and manager in Southern Africa and much attention is given to maintain the highest levels of aesthetics, comfort and hygiene at these properties.

Particularly in respect of new properties, the Liberty Group undertakes development in line with all national and local laws, regulations and guidelines, and has complied and adhered to Scoping Reports, Environmental Impact Assessments (EIAs) and Environmental Management Plans (EMPs) where these have been required.

Developments fall into two categories:

- In developed urban areas, such as city centres or towns; or
- Greenfield developments on previously vacant land.

The development of the Sandton Convention Centre in 2000 and the Liberty Parkade in Braamfontein which was completed in 2003, fell within the former category, while the development of the Liberty Midlands Mall (see case study) fell within the latter.

Energy and water usage

The Liberty Group is cognisant that the properties it develops, manages and occupies, use energy and water which are scarce natural resources. The use of both resources in premises occupied by the Liberty Group is monitored and managed in line with the commitment to minimise consumption.

Minimising pollution and waste

It is the group's philosophy that both pollution and waste should be minimized as once again this makes good business sense. Initiatives undertaken on various Liberty Group-owned and managed sites include:

- Paper recycling.
- Recycling and refilling of computer printer cartridges. Proceeds from this initiative, undertaken in conjunction with Cartridge Express are channelled to the Nelson Mandela Children's Fund.

Developing the Liberty Midlands Mall

The development of the Liberty Midlands Mall, which opened its doors in September 2003, is a good example of the Liberty Group's commitment to sound environmental management.

The development was undertaken as a greenfield project, that is, on vacant land. The land had previously been a quarry and brick-manufacturing facility. An Environmental Impact Assessment (EIA) and Environmental Management Plans (EMP) were put in place and were approved, in line with legislative requirements. An Environmental Officer and an Environmental Liaison Officer were engaged to oversee the implementation of and compliance with the EMP. The latter also had the responsibility of communicating and liaising with Interested and Affected Parties (I&APs) within the local community.

The major environmental challenge faced by this development was the diversion of the Townbush Stream that ran through the property. The water quality as well as the plant and aquatic life prior to the commencement of the project was recorded, with the aim of maintaining or improving initial readings. A notable feature of the existing watercourse was that alien vegetation had established itself on the riverbanks and bed. A fluviologist was engaged to oversee the macro environment of the river with regard to water flow, aquatic life, and plant life as well as the insects that were attracted to the river. The new river course was planted with indigenous plant species and the water quality has improved since the development was initiated.

An added complication was that the quarry was still registered as an active mine with the Department of Minerals and Energy (DME), and could only be de-registered when it had been rehabilitated to the satisfaction of both the DME and the Departments of Environmental and Water Affairs. This was subsequently achieved to their satisfaction.

The landscaping of the centre was also controlled in terms of the EMP and, in this, indigenous plants and trees were used as far as possible.

As a result of requirements of the EIA, a new off-ramp from the national N3 highway as well as a new bridge over the highway were constructed and a nearby municipal road was upgraded to cope with the increased traffic volumes expected in the area as a consequence of the shopping centre.

In terms of the EMP, ongoing management of the property is required to deal with pollution and minimise waste. Some of the measures that have been put in place include:

- Pollution of the ground water is prevented through a range of measures, including minimal use of herbicide, regular maintenance of storm water drains and the prevention of oil spills. Steps have also been taken to prevent spilt fats and grease from entering the drainage system.
- Waste from the centre is minimised. A labour-intensive local company has been employed to sort recyclable waste on site. This has the added benefit of creating employment as the company has a BEE joint venture.
- Energy usage is monitored and the centre has been designed that certain items such as the air conditioning plant and most of the common area lighting can be switched off at appropriate times.
- The use of local businesses for goods and services is deliberately maximised so as to support local job creation.
- Tenants are encouraged to have deliveries made outside of peak times to minimise traffic congestion.
- Contingency parking areas have been identified and visitors are directed there if the capacity of car parking facility is exceeded so as to minimise the impact on local residential areas.

Braamfontein regeneration project

Liberty Group Properties, together with other major corporates located in the Braamfontein area and the Johannesburg Development Agency, has been involved in the Braamfontein regeneration project. The aim of this project is to make Braamfontein cleaner, safer and more attractive for the benefit of everyone who uses the area. This has entailed rebuilding pavements, planting trees and generally cleaning up and improving the environment to create more people-friendly spaces.

Liberty Group Limited

Notice is hereby given that the forty-sixth annual general meeting of members will be held on Thursday, 29 April 2004 at 09:00 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, to transact the following business:

1. To receive and consider the audited financial statements for the year ended 31 December 2003.

2. To approve the remuneration of the Chairman of the Board of R825,000 for the year ending 31 December 2004.

3. To approve the remuneration of Non-Executive Directors of R50,000 per Non-Executive Director for the year ending 31 December 2004.

4. To approve the remuneration of the Chairman of the Audit and Actuarial Committee of R75,000 for the year ending 31 December 2004.

5. To approve the remuneration of the Members of the Audit and Actuarial Committee of R40,000 per member for the year ending 31 December 2004.

6. To approve the remuneration of the Chairman of the Risk Committee of R50,000 for the year ending 31 December 2004.

7. To approve the remuneration of the Members of the Risk Committee of R25,000 per member for the year ending 31 December 2004.

8. To approve the remuneration of the Chairman of the Remuneration Committee of R40,000 for the year ending 31 December 2004.

9. To approve the remuneration of the Members of the Remuneration Committee of R25,000 per member for the year ending 31 December 2004.

10. To approve the remuneration of the Chairman of the Transformation Committee of R50 000 for the year ending 31 December 2004.

11. To approve the remuneration of the Members of the Transformation Committee of R25 000 per member for the year ending 31 December 2004.

12. To elect directors in place of Mr A W B Band, Mr D A Hawton, Mr S J Macozoma, Prof L Patel and Dr S P Sibisi who retire in accordance with the Company's articles of association but, being eligible, offer themselves for re-election. Biographies of the directors standing for re-election are provided on page 227 of the annual report for 2003.

13. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 1:

    "That all the unissued ordinary shares of the Company be placed under the control of the directors of the Company who be and they are hereby authorised, subject to sections 221 and 222 of the Companies Act, 1973 and the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE") ("Listings Requirements"), to allot and issue such shares in their discretion on such terms and conditions as and when they deem it fit to do so, subject to the aggregate number of ordinary shares to be alloted and issued in terms of this resolution being limited to 10% of the number of ordinary shares in issue at 31 December 2003, in addition to any ordinary shares reserved for the purpose of carrying out the terms of the Company's share incentive schemes and its convertible bonds issue, particulars of which are set out on page 98 of the annual report."

14. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 2:

    "That with the exception of a pro rata rights offer to members and subject to the passing of ordinary resolution number 1, and the Listings Requirements, the directors be given the general authority to issue ordinary shares of 10 cents each for cash as and when suitable situations arise, subject to the following limitations:

    a) that this general authority shall be valid until the Company's next annual general meeting or for 15 months from the date of this resolution, whichever occurs first;

    b) that the equity securities, which are the subject of the issue for cash, be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;

    c) that the equity securities be issued to persons qualifying as public shareholders as defined in the Listings Requirements;

d) that issues in the aggregate in any one financial year (including the number to be issued in the future as a result of the exercise of options or conversion of convertible securities issued in that same financial year) will not exceed 10% of the number of shares of any class of the Company's issued share capital, including instruments which are compulsorily convertible into shares of that class;

e) that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the 30 business days to the date that the price of the issue is determined;

f) that after the Company has issued equity securities in terms of an approved general issue for cash representing, on a cumulative basis within a financial year, 5% or more of the number of equity securities in issue prior to that issue, the Company shall publish an announcement containing full details of the issue; including –

- the number of securities issued;
- the average discount to the weighted average traded price of the equity securities over the 30 days prior to the date that the price of the issue was determined;
- the effect of the issue on net asset value per share, net tangible asset value per share, earnings per share and headline earnings per share."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for this ordinary resolution number 2 to become effective.

15. To consider and if deemed fit, to pass the following resolution as special resolution number 1:

"That the directors be authorised to facilitate, inter alia, the acquisition by the Company, or a subsidiary of the Company, from time to time of the issued shares of the Company upon such terms and conditions and in such amounts as the directors of the Company may from time to time decide, but subject to the provisions of the Companies Act, 1973 (Act 61 of 1973), as amended, the Listings Requirements and the provisions of the Long-term Insurance Act, 1998 (Act 52 of 1998), which general approval shall endure until the following annual general meeting of the Company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond fifteen months from the date of registration of this special resolution number 1), it being recorded that the Listings Requirements currently require, inter alia, that the Company may make a general repurchase of securities only if:

(i) the repurchase of securities is being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the Company and the counter party (reported trades are prohibited);

(ii) the Company is authorised thereto by its articles of association;

(iii) the Company is authorised by shareholders in terms of a special resolution of the Company, in general meeting, which authority shall only be valid until the next annual general meeting, provided it shall not extend beyond 15 (fifteen) months from the date of the resolution;

(iv) the repurchase should not in aggregate in any one financial year exceed 10% of the Company's issued share capital, provided that any general repurchase may not exceed 10% of the Company's issued share capital in any one financial year;

(v) at any point in time, the Company may only appoint one agent to effect any repurchase(s) on the Company's behalf;

(vi) the Company may only undertake a repurchase of securities if after such repurchase the Company still complies with shareholder spread requirements in terms of the Listings Requirements;

(vii) the Company or its subsidiary may not repurchase securities during a prohibited period;

(viii) repurchases are not made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the repurchase; and

(ix) a paid press announcement containing full details of such acquisition is published as soon as the Company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition."

The board of directors are of the opinion that, were the Company to enter into a transaction to repurchase shares totalling 10% of the current issued share capital at the maximum price at which repurchase may take place, i.e. a 10% premium above the weighted average of the market value for the securities for the five business days immediately preceding the date of the repurchase, based on the ruling market

1. the Company will be able to pay its debts as they become due in the ordinary course of business;
2. the consolidated assets of the Company, fairly valued in accordance with South African Statements of Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the Company;
3. the issued share capital of the Company will be adequate for the purpose of the business of the Company and of its subsidiaries for the foreseeable future; and
4. the working capital available to the Company and its subsidiaries will be sufficient for the Liberty Group's requirements for the foreseeable future.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

The reason for and effect of special resolution number 1 is to grant the Company a general authority in terms of the Companies Act, 1973 (Act 61 of 1973), as amended, to facilitate the acquisition of the Company's own shares, which general authority shall be valid until the earlier of the next annual general meeting of the Company or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. Such general authority will provide the directors with flexibility to effect a repurchase of the Company's shares, should it be in the interest of the Company to do so at any time while the general authority is in force.

Directors Responsibility Statement

The directors, whose names are given on pages 14 and 15 of this annual financial report, collectively and individually accept full responsibility for the accuracy of the information given in Special Resolution number 1 and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that Special Resolution 1 contains all information required by the Listings Requirements.

General Information

- Information relating to the Directors and Management of the company can be found on page 14 of this report.
- Information relating to the Major Shareholders of the company can be found on page 40 of this report.
- There has been no material change in the financial or trading position of the Company and its subsidiaries subsequent to the publication of the company's audited preliminary financial statements for the year ended 31 December 2003.
- Information relating to the Director's interest in the company can be found on page 35 of this report.
- Information relating to the share capital of the company can be found on page 98 of this report.
- There are no legal or arbitration proceedings which may have, or have had, during the twelve-month-period preceding the date of this notice, a material effect on the financial position of the company and the company is not aware of any such pending or threatened proceedings.

By order of the board

V E Barnard BCom
Group Secretary

Johannesburg
2 March 2004

Registered Address

Liberty Centre
1 Ameshoff Street
Braamfontein
2001

P O Box 10499
Johannesburg
2000

Transfer Secretaries

Computershare Investor Services Limited
(Registration number 2000/006082)
70 Marshall Street, Johannesburg, 2001.
P O Box 1053, Johannesburg 2000.
Telephone +27 11 370 500

Liberty Holdings Limited

Notice is hereby given that the thirty-fifth annual general meeting of members will be held on Thursday, 29 April 2004 at 09:45 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, to transact the following business:

1. To receive and consider the audited financial statements for the year ended 31 December 2003.

2. To approve the remuneration of the Chairman of the Board of R66,000 for the year ending 31 December 2004.

3. To approve the remuneration of Non-Executive Directors of R30,000 per Non-Executive Director for the year ending 31 December 2004.

4. To elect directors in place of Mr A W B Band, Mr S J Macozoma, Prof L Patel and Dr S P Sibisi who retire in accordance with the Company's articles of association but, being eligible, offer themselves for re-election. Biographies of the directors standing for re-election are provided on page 227 of the annual report for 2003.

5. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 1:

   "That all the unissued ordinary shares, the unissued redeemable cumulative preference shares and the unissued convertible redeemable cumulative preference shares of the Company be placed under the control of the directors of the Company who be and they are hereby authorised, subject to sections 221 and 222 of the Companies Act, 1973 and the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE") ("Listings Requirements"), to allot and issue such shares in their discretion on such terms and conditions as and when they deem it fit to do so, subject to the aggregate number of ordinary shares to be alloted and issued in terms of this resolution being limited to 10% of the number of ordinary shares in issue at 31 December 2003, in addition to any ordinary shares reserved for the purpose of carrying out the terms of the Company's Senior Executive Share Option Scheme (1988), particulars of which are set out on page 161 of the annual report for 2003."

6. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 2:

   "That with the exception of a pro rata rights offer to members and subject to the passing of ordinary resolution number 1, and the Listings Requirements, the directors be given the general authority to issue ordinary shares of 25 cents each for cash as and when suitable situations arise, subject to the following limitations:

   a) that this general authority shall be valid until the Company's next annual general meeting or for 15 months from the date of this resolution, whichever occurs first;

   b) that the equity securities, which are the subject of the issue for cash, be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;

   c) that the equity securities be issued to persons qualifying as public shareholders as defined in the Listings Requirements;

   d) that issues in the aggregate in any one financial year (including the number to be issued in the future as a result of the exercise of options or conversion of convertible securities issued in that same financial year) will not exceed 10% of the number of shares of any class of the Company's issued share capital, including instruments which are compulsorily convertible into shares of that class;

   e) that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the 30 business days to the date that the price of the issue is determined;

   f) that after the Company has issued equity securities in terms of an approved general issue for cash representing, on a cumulative basis within a financial year, 5% or more of the number of equity securities in issue prior to that issue, the Company shall publish an announcement containing full details of the issue; including –

      - the number of securities issued;
      - the average discount to the weighted average traded price of the equity securities over the 30 days prior to the date that the price of the issue was determined;
      - the effect of the issue on net asset value per share, net tangible asset value per share, earnings per share and headline [illegible] share."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for this ordinary resolution number 2 to become effective.

7. To consider and if deemed fit, to pass the following resolution as special resolution number 1:

"That the directors be authorised to facilitate, inter alia, the acquisition by the Company, or a subsidiary of the Company, from time to time of the issued shares of the Company upon such terms and conditions and in such amounts as the directors of the Company may from time to time decide, but subject to the provisions of the Companies Act, 1973 (Act 61 of 1973), as amended, and the Listings Requirements, which general approval shall endure until the following annual general meeting of the Company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond fifteen months from the date of registration of this special resolution number 1), it being recorded that the Listings Requirements currently require, inter alia, that the Company may make a general repurchase of securities only if:

(i) the repurchase of securities is being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the Company and the counter party (reported trades are prohibited);

(ii) the Company is authorised thereto by its articles of association;

(iii) the Company is authorised by shareholders in terms of a special resolution of the Company, in general meeting, which authority shall only be valid until the next annual general meeting, provided it shall not extend beyond 15 (fifteen) months from the date of the resolution;

(iv) the repurchase shall not in aggregate in any one financial year exceed 10% of the Company's issued ordinary shares, provided that any general repurchase may not exceed 10% of the Company's issued ordinary share capital in any one financial year;

(v) at any point in time, the Company may only appoint one agent to effect any repurchase(s) on the Company's behalf;

(vi) the Company may only undertake a repurchase of securities if after such repurchase the Company still complies with shareholder spread requirements in terms of the Listings Requirements;

(vii) the Company or its subsidiary may not repurchase securities during a prohibited period;

(viii) repurchases are not made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the repurchase; and

(ix) a paid press announcement containing full details of such acquisition is published as soon as the Company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition."

The board of directors are of the opinion that, were the Company to enter into a transaction to repurchase shares totalling 10% of the current issued share capital at the maximum price at which repurchase may take place, i.e. a 10% premium above the weighted average of the market value for the securities for the five business days immediately preceding the date of the repurchase, based on the ruling market price of the Company's ordinary shares on the JSE at the last practical date prior to the printing of these annual financial statements:

1. the Company will be able to pay its debts as they become due in the ordinary course of business;
2. the consolidated assets of the Company, fairly valued in accordance with South African Statements of Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the Company;
3. the issued share capital of the Company will be adequate for the purpose of the business of the Company and of its subsidiaries for the foreseeable future; and
4. the working capital available to the Company and its subsidiaries will be sufficient for the Liberty Holdings Group's requirements for the foreseeable future.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

The reason for and effect of special resolution number 1 is to grant the Company a general authority in terms of the Companies Act, 1973 (Act 61 of 1973), as amended, to facilitate the acquisition of the Company's own shares, which general authority shall be valid until the earlier of the next annual general meeting of the Company or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. Such general authority will provide the directors with flexibility to effect a repurchase of the Company's shares, should it be in the interest of the Company to do so at any time while the general authority is in force.

Directors Responsibility Statement

The directors, whose names are given on pages 122 and 123 of this annual financial report, collectively and individually accept full responsibility for the accuracy of the information given in Special Resolution number 1 and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that Special Resolution 1 contains all information required by the Listings Requirements.

General Information

- Information relating to the Directors and Management of the company can be found on page 122 of this report.
- Information relating to the Major Shareholders of the company can be found on page 127 of this report.
- There has been no material change in the financial or trading position of the Company and its subsidiaries subsequent to the publication of the company's audited preliminary financial statements for the year ended 31 December 2003.
- Information relating to the Director's interest in the company can be found on page 128 of this report.
- Information relating to the share capital of the company can be found on page 161 of this report.
- There are no legal or arbitration proceedings which may have, or have had, during the twelve-month-period preceding the date of this notice, a material effect on the financial position of the company and the company is not aware of any such pending or threatened proceedings.

By order of the board

V E Barnard BCom
Group Secretary

Johannesburg
2 March 2004

Registered Address

Liberty Centre
1 Ameshoff Street
Braamfontein
2001

P O Box 10499
Johannesburg
2000

Transfer Secretaries

Computershare Investor Services Limited
(Registration number 2000/006082)
70 Marshall Street, Johannesburg, 2001.
P O Box 1053, Johannesburg 2000.
Telephone +27 11 370 500

brief curriculum vitae of retiring directors

A W B Band (51), B.A., B.Acc., CA(SA)

Appointed to the board in 2003. Group Managing Director of AVI Limited.

S J Macozoma (47) B.A.

Appointed to the board in 2003. Chairman of STANLIB Limited and Chief Executive of New Africa Investments Limited. Director of Standard Bank Group Limited.

Professor L Patel (51) Ph.D., MSW

Appointed to the board in 2004. Professor of Social Development Studies and Chairperson of the Department of Social Work at Rand Afrikaans University.

Dr S P Sibisi (48) B.Sc., Ph.D

Appointed to the board in 2003. President and Chief Executive Officer of the Council for Scientific and Industrial Research (CSIR).

D A Hawton (66) FCIS

Appointed to the board in 1999. Executive Chairman of Kersaf Limited. Director of Standard Bank Group Limited.

shareholders' diaries

Liberty Group Limited
Liberty Holdings Limited

Financial year end	31 December
Annual general meeting	29 April 2004
Announcements	
Half-year results for 2004	11 August 2004
Full-year results for 2004	02 March 2005
Annual report for 2004	31 March 2005
Ordinary dividends	
Interim - 2004	
– announcement	11 August 2004
– payable	13 September 2004
Final - 2004	
– announcement	02 March 2005
– payable	04 April 2005

proxy form

Liberty Group Limited

(Incorporated in the Republic of South Africa)
(Registration Number 1957/002788/06)

Forty-sixth annual general meeting to be held on Thursday, 29 April 2004 at 09:00

I / We ____

(Please print)

of ____

being a member/s of the Company and being the registered owner/s of ______________________

ordinary shares in the Company hereby appoint ______________________

____ or failing him

the chairman of the meeting to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held on 29 April 2004 and at any adjournment thereof and to speak and act for me/us and, on a poll, vote on my/our behalf.

My / Our proxy shall vote as follows:

	In favour of	Against	Abstain
Adoption of financial statements			
Remuneration of the Chairman of the Board			
Remuneration of the Non-executive Directors			
Remuneration of the Chairman of the Audit and Actuarial Committee			
Remuneration of the Members of the Audit and Actuarial Committee			
Remuneration of the Chairman of the Risk Committee			
Remuneration of the Members of the Risk Committee			
Remuneration of the Chairman of the Remuneration Committee			
Remuneration of the Members of the Remuneration Committee			
Remuneration of the Chairman of the Transformation Committee			
Remuneration of the Members of the Transformation Committee			
Election of directors:			
A W B Band			
D A Hawton			
S J Macozoma			
L Patel			
S P Sibisi			
Ordinary resolution No. 1			
Ordinary resolution No. 2			
Special resolution No. 1			

Indicate with a cross how you wish your votes to be cast. If you do not do so, the proxy may vote or abstain at his discretion.

Dated this ______________ day of ______________ 2004

Signature

notes to proxy

1. Proxies must be lodged at the Company's transfer office, Computershare Limited, 70 Marshall Street, Johannesburg, (PO Box 61051, Marshalltown, 2107), so as to be received by not later than 24 hours before the time specified for the aforementioned annual general meeting.

2. All beneficial holders who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those in "own name", must provide the CSDP or broker with their voting instruction. Alternatively, should they wish to attend the meeting in person, they may request the CSDP or broker to provide them with a letter of representation in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.

3. A member may appoint one or more persons of his own choice as his proxy/ies by inserting the name/s of such proxy/ies in the space provided and any such proxy need not be a member of the Company. Should this space be left blank, the proxy will be exercised by the chairman of the meeting.

4. If a member does not indicate on this instrument that his proxy is to vote in favour of or against any resolution or resolutions or to abstain from voting, or gives contradictory instructions, or should any further resolution/s or any amendment/s which may be properly put before the annual general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.

5. Unless the above section is completed for a lesser number of shares, this proxy shall apply to all the ordinary shares registered in the name of the member/s at the date of the annual general meeting or any adjournment thereof.

6. Companies and other corporate bodies are advised to appoint a representative in terms of section 188 of the Companies Act, 1973, for which purpose a duly certified copy of the resolution appointing such a representative should be lodged with the Company, as set out in 1 above.

7. The authority of the person signing a proxy form under a power of attorney must be attached hereto unless that power of attorney has already been recorded by the Company.

8. Any alterations made in this form of proxy must be initialled.

proxy form

Liberty Holdings Limited

(Incorporated in the Republic of South Africa)

(Registration Number 1968/002095/06)

Thirty-fifth annual general meeting to be held on Thursday, 29 April 2004 at 09:45

I / We ______________________________

(Please print)

of

being a member/s of the Company and being the registered owner/s of ______________________________

ordinary shares in the Company hereby appoint ______________________________

______________________________ or failing him

the chairman of the meeting to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held on 29 April 2004 and at any adjournment thereof and to speak and act for me/us and, on a poll, vote on my/our behalf.

My / Our proxy shall vote as follows:

	In favour of	Against	Abstain
Adoption of financial statements			
Remuneration of Chairman of the Board			
Remuneration of Non-executive Directors			
Election of directors:			
A W B Band			
S J Macozoma			
L Patel			
S P Sibisi			
Ordinary resolution No. 1			
Ordinary resolution No. 2			
Special resolution No. 1			

Indicate with a cross how you wish your votes to be cast. If you do not do so, the proxy may vote or abstain at his discretion.

Dated this ______________ day of ______________ 2004

Signature ______________________________

notes to proxy

1. Proxies must be lodged at the Company's transfer office, Computershare Limited, 70 Marshall Street, Johannesburg, (PO Box 61051, Marshalltown, 2107), so as to be received by not later than 24 hours before the time specified for the aforementioned annual general meeting.

2. All beneficial holders who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those in "own name", must provide the CSDP or broker with their voting instruction. Alternatively, should they wish to attend the meeting in person, they may request the CSDP or broker to provide them with a letter of representation in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.

3. A member may appoint one or more persons of his own choice as his proxy/ies by inserting the name/s of such proxy/ies in the space provided and any such proxy need not be a member of the Company. Should this space be left blank, the proxy will be exercised by the chairman of the meeting.

4. If a member does not indicate on this instrument that his proxy is to vote in favour of or against any resolution or resolutions or to abstain from voting, or gives contradictory instructions, or should any further resolution/s or any amendment/s which may be properly put before the annual general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.

5. Unless the above section is completed for a lesser number of shares, this proxy shall apply to all the ordinary shares registered in the name of the member/s at the date of the annual general meeting or any adjournment thereof.

6. Companies and other corporate bodies are advised to appoint a representative in terms of section 188 of the Companies Act, 1973, for which purpose a duly certified copy of the resolution appointing such a representative should be lodged with the Company, as set out in 1 above.

7. The authority of the person signing a proxy form under a power of attorney must be attached hereto unless that power of attorney has already been recorded by the Company.

8. Any alterations made in this form of proxy must be initialled.

glossary of terms

Capital adequacy cover

The capital adequacy cover is the ratio of shareholders' funds to the capital adequacy requirement.

Market related business

Policies under which benefits are determined by reference to the market performance of certain specified categories of investments selected by policyholders.

Non-profit business

Policies which do not participate in surplus with the benefit expressed as a fixed sum at the end of the term or earlier death, or as an annuity of predetermined amount.

Reversionary bonus business

Policies participating in surplus in the form of bonuses payable together with the sum insured at the end of the term or earlier death.

Smooth bonus business

Policies participating in surplus on a basis where the full effect of exceptionally good or bad performance is not reflected immediately in bonuses declared, but is smoothed over time.

Embedded value

A determination of the economic value of a life insurance company excluding any value which may be attributed to future new business.

Embedded value profits

The embedded value profits are the increase in the embedded value over the year increased by any dividends declared and capital reductions during the year and decreased by any capital raised during the year.

Return on embedded value (ROEV)

ROEV is the ratio of embedded value profits to the embedded value at the beginning of the year.

Value of life business *in force*

The discounted value of the projected stream of future after-tax profits for existing business in force at the valuation date.

Value of new business written

The present value, at the time of sale, of the projected stream of after-tax profits from that business.

Revenue earnings attributable to shareholders' funds

Earnings excluding goodwill amortisation, secondary tax on companies relating to capital reduction, preference dividend in subsidiary and realised and unrealised surpluses or deficits arising on the investment of shareholders' funds.

Development costs

Marketing costs of the company, including the development and training of head office and field staff.

Employee costs

Costs associated with the employment of staff.

Office costs

Costs associated with the accommodation and maintenance of offices as well as administrative and corporate overheads.

New business costs

Costs incurred in marketing, selling and establishing records for new policy contracts.

New business index

The new business index is an internationally accepted measure which is calculated as the sum of new business annualised recurring premiums plus 10% of new single premiums for the year.

LIBERTY

www.liberty.co.za

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